Form 20-F
period 2002-12-31
MERCURY PARTNERS & CO INC
filed 2003-06-30
CIK 781885

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            _________________________

                                    FORM 20-F
                            _________________________

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 2002, or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from  ______________ to  ______________

                          Commission File No.:  0-13966

                         MERCURY PARTNERS & COMPANY INC.
             (Exact name of Registrant as specified in its charter)

                             YUKON TERRITORY, CANADA
                 (Jurisdiction of incorporation or organization)

    SUITE 613, 375 WATER STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6B 5C6
                    (Address of principal executive offices)

      Securities registered or to be registered pursuant to Section 12(b)
                                of the Act: NONE

 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                      ____________________________________

                         COMMON SHARES WITHOUT PAR VALUE
                                (Title of Class)
                      ____________________________________

  Securities for which there is a reporting obligation pursuant to Section 15(d)
                                of the Act: NONE

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                    8,183,733 COMMON SHARES WITHOUT PAR VALUE

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

     Indicate by check mark which financial statement item the Registrant has elected to follow. Item 17 [ ] Item 18 [X]

================================================================================

                                TABLE OF CONTENTS
                                                                        PAGE NO.
                                                                        --------

                                     PART I
ITEM  1.     IDENTITY  OF  DIRECTORS,  SENIOR  MANAGEMENT
             AND ADVISERS                                                  4
ITEM  2.     OFFER  STATISTICS  AND  EXPECTED  TIMETABLE                   4
ITEM  3.     KEY  INFORMATION                                              4
             Forward-Looking  Statements                                   4
             Exchange  Rates                                               4
             Selected  Financial  Data                                     4
             Risk  Factors                                                 6
ITEM  4.     INFORMATION  ON  THE  COMPANY                                 9
             History  and  Development  of  the  Company                   9
             Business  Overview                                            10
             Competition                                                   13
             Organizational  Structure                                     13
             Property,  Plants  and  Equipment                             14
ITEM  5.     OPERATING  AND  FINANCIAL  REVIEW  AND  PROSPECTS             14
             Liquidity  and  Capital  Resources                            14
             Operating  Results                                            16
             Inflation                                                     17
             Foreign Currency                                              17
             Application  of  Critical  Accounting  Policies               17
ITEM  6.     DIRECTORS,  SENIOR  MANAGEMENT  AND  EMPLOYEES                18
             Directors and Senior Management; Board  Practices             18
             Employment  Agreements  and Termination of Employment
             or Change of Control                                          19
             Compensation                                                  19
             Executive  Compensation                                       19
             Options  to  Purchase  Securities                             20
             Employees                                                     20
             Share  Ownership                                              20
ITEM  7.     MAJOR  SHAREHOLDERS  AND  RELATED  PARTY  TRANSACTIONS        20
             Related  Party  Transactions                                  21
ITEM  8.     FINANCIAL  INFORMATION                                        21
             Significant  Changes                                          21
             Legal  Proceedings                                            21
             Dividend  Information                                         22
ITEM  9.     THE  OFFER  AND  LISTING                                      23
             Markets  and  Price  History                                  23
ITEM  10.    ADDITIONAL  INFORMATION                                       23
             Articles  and  Bylaws                                         23
             Material  Contracts                                           25
             Exchange  Controls                                            25
             Taxation                                                      26
             Documents  on  Display                                        29
ITEM  11.    QUANTITATIVE  AND  QUALITATIVE  DISCLOSURES
             ABOUT  MARKET  RISK                                           29
ITEM  12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES        30
                                     PART II
ITEM  13.    DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES              30
ITEM  14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITYHOLDERS
             AND  USE  OF  PROCEEDS                                        30
ITEM  15.    CONTROLS  AND  PROCEDURES                                     30

ITEM  16A.   AUDIT  COMMITTEE  FINANCIAL  EXPERT                           31
ITEM  16B.   CODE  OF  ETHICS                                              31
ITEM  16C.   PRINCIPAL  ACCOUNTANT  FEES  AND  SERVICES                    31

                                    PART III
ITEM  17.    FINANCIAL  STATEMENTS                                         31
ITEM  18.    FINANCIAL  STATEMENTS                                         31
ITEM  19.    EXHIBITS                                                      50
SIGNATURES                                                                 51
CERTIFICATION                                                              52

     In this annual report references to the "Company" means Mercury Partners & Company Inc. and its subsidiaries unless the context of the sentence clearly suggests otherwise.

                                     PART I
ITEM  1.     IDENTITY  OF  DIRECTORS,  SENIOR  MANAGEMENT  AND  ADVISERS

     Not  applicable.

ITEM  2.     OFFER  STATISTICS  AND  EXPECTED  TIMETABLE

     Not  applicable.

ITEM  3.     KEY  INFORMATION

FORWARD-LOOKING  STATEMENTS

     Statements in this annual report, to the extent that they are not based on historical events, constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this annual report and include statements regarding the intent, belief or current expectations of the Company and its directors or officers, primarily with respect to the future market size and future operating performance of the Company and its subsidiaries. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements. Investors are advised that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to the Company or persons acting on its behalf.

EXCHANGE  RATES

     In this annual report, unless otherwise specified, all monetary amounts are expressed in United States dollars. The information set forth in this annual report is as at December 31, 2002, unless an earlier or later date is indicated.

SELECTED  FINANCIAL  DATA

     The following table summarizes selected consolidated financial data for the Company prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Additional information is presented to show the difference which would result from the application of United States generally accepted accounting principles ("U.S. GAAP") to the Company's financial information. For a description of the differences between Canadian GAAP and U.S. GAAP, see Note 17 of the Company's consolidated financial statements included elsewhere in this annual report. The information in the table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading, "Item 5. Operating and Financial Review and Prospects".

Canadian  GAAP
--------------


                                                                  YEARS ENDED DECEMBER 31,
                                                  ----------------------------------------------------------------
                                                     2002          2001          2000          1999         1998
                                                  ----------    ----------    ----------    ----------   ----------
                                                            (in thousands, other than per share amounts)

Revenues(1)                                       $    184      $    121      $    501      $    504     $    171
Income (loss) before discontinued
   operations                                         (373)         (828)          74            121       (1,403)
Discontinued operations income (loss)                    -             -            -              -            -
Net income (loss) from continuing
   operations                                         (373)         (828)          74            121       (1,403)
Net income (loss) per share from
   continuing operations
  Basic                                              (0.06)        (0.17)        0.02           0.04        (0.55)
  Fully diluted                                      (0.06)        (0.17)        0.02           0.04        (0.55)
Net income (loss) per share from discontinued
   operations
  Basic                                                  -             -            -              -            -
  Fully diluted                                          -             -            -              -            -
Total assets                                         2,269         2,663        2,934          3,235        3,017
Net assets                                           2,128         2,500        2,802          2,728        2,306
Debt                                                   142           163          132            507          710
Shareholders' equity                                 2,128         2,500        2,802          2,728        2,307
Capital stock                                        3,456         3,456        2,608          2,608       32,001
Dividends                                                -             -            -              -            -
Weighted average common stock outstanding,
   fully diluted (in thousands of shares)            5,934         4,851        4,532          2,746       12,663


----------------
(1)   Excludes revenues from discontinued operations.

U.S.  GAAP
----------


                                                                  YEARS ENDED DECEMBER 31,
                                                  ----------------------------------------------------------------
                                                     2002          2001          2000          1999         1998
                                                  ----------    ----------    ----------    ----------   ----------
                                                            (in thousands, other than per share amounts)
Revenues(1)                                       $    184      $    121      $    501      $    504     $    171
Income (loss) before discontinued
   operations                                         (294)         (828)        1,154           160       (1,412)
Discontinued operations income (loss)                    -             -             -             -            -
Net income (loss) from continuing
   operations                                         (294)         (828)        1,154           160       (1,412)
Net income (loss) per share from continuing
   operations
  Basic                                              (0.05)        (0.17)         0.25          0.06        (0.56)
  Fully diluted                                      (0.05)        (0.17)         0.25          0.06        (0.56)
Net income (loss) per share from discontinued
   operations
  Basic                                                  -             -             -             -            -
  Fully diluted                                          -             -             -             -            -
Total assets                                         1,836         2,723         4,022         3,274        3,017
Net assets                                           1,694         2,560         3,882         2,767        2,306
Debt                                                   142           163           139           507          710
Shareholders' equity                                 1,694         2,560         3,882         2,767        2,307
Capital stock                                        3,456         3,456         2,608         2,608       32,001
Dividends                                                -             -             -             -            -
Weighted average common stock outstanding,
   fully diluted (in thousands of shares)            5,934         4,851         4,532         2,746       12,663


---------------
(1)  Excludes revenues from discontinued operations.

RISK  FACTORS

     The Company's primary risks are transaction risks. In addition, the Company has been and may continue to be affected by many other factors, including but not limited to: (1) economic and market conditions, including the liquidity of capital markets; (2) the volatility of market prices, rates and indices; (3) the timing and volume of market activity; (4) inflation; (5) the cost of capital, including interest rates; (6) political events, including legislative, regulatory and other developments; (7) competitive forces, including the Company's ability to attract and retain personnel; (8) support systems; and (9) investor sentiment. In determining whether to make an investment in the Company's capital stock, investors should consider carefully all of the information set forth in this annual report and, in particular, the following risk factors.

TRANSACTION  RISKS

     The Company manages transaction risk through allocating and monitoring its capital investments and carefully screening clients and transactions. Nevertheless, transaction risks can arise from, among other things, the Company's merchant banking and private equity activities and relate to the risks of the proposed transaction. These risks include market risks associated with the Company's role in providing advisory services.

The Company often makes investments in highly unstructured situations and in companies undergoing severe financial stress. Such investments also often involve severe time constraints. These investments may expose the Company to significant transaction risks and place the Company's funds in illiquid situations. An unsuccessful investment may result in the total loss of such investment and may have a material adverse effect on the Company's business, results of operations and financial condition.

     Additionally, in order to grow its business, the Company may seek to acquire or invest in new companies. The Company's failure to make such acquisitions may limit its growth. In pursuing acquisition opportunities, the Company may be in competition with other companies having similar growth and investment strategies. Competition for these acquisitions or investment targets could result in increased acquisition or investment prices and a diminished pool of businesses, technologies, services or products available for acquisition or investment.

COMPETITION  RISKS

     The Company conducts its business in a highly competitive environment. Many of its competitors have far greater resources, capital and access to information than the Company. Competition includes firms traditionally engaged in financial services, such as banks, broker-dealers and investment dealers. Increased competition may lead the Company to become involved in transactions with more risk.

MARKET  RISKS

     Market risk relates to fluctuations in the liquidity of securities, as well as volatility in market conditions generally. The markets for securities and other related products are affected by many factors over which the Company has little or no control. These factors include the financial performance and prospects of specific companies and industries, world markets and economic conditions, the availability of credit and capital, political events and perceptions of market participants.

     The  Company  is  exposed  to  the  risk  of  a  market  downturn.

     As a financial services company, the Company's business is materially affected by conditions in the financial markets and economic conditions generally. In the event of a market downturn, the Company's business, results of operations and financial condition could be adversely affected. In addition, there is no assurance that an active public market for the Company's securities will continue.

     A market downturn could lead to a decline in the number and size of the transactions that the Company executes for its clients, including transactions in which the Company provides financial advisory and other services, and to a corresponding decline in the revenues the Company receives from fees.

     A downturn in a market could further result in losses to the extent that the Company owns assets in such market. Conversely, to the extent that the Company has sold assets the Company does not own (i.e., if the Company has short positions) in any market, an upturn in such market could expose the Company to potentially unlimited losses as it attempts to cover its short positions by acquiring assets in a rising market.

Even in the absence of a market downturn, the Company is exposed to substantial risk of loss due to market volatility.

     A  rise  in  inflation  may  affect  the  Company's  results.

     The Company does not believe that inflation has had a material impact on its revenues or income over the past three fiscal years. In addition, since the Company's assets to a large extent are liquid in nature, they are not significantly affected by inflation. However, increases in inflation could result in increases in the Company's expenses, which may not be readily recoverable in the price of services provided to the Company's clients. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect the Company's business, results of operations and financial condition.

     Market  risk  may  increase  the  other  risks  that  the  Company  faces.

     In addition to the market risks described above, market risks could exacerbate the other risks that the Company faces. For example, if the Company incurs substantial trading losses, its need for liquidity could rise sharply while its access to liquidity could be impaired. In addition, in conjunction with a market downturn, the Company's clients and counterparties could incur substantial losses of their own, thereby weakening their financial condition and increasing the Company's credit risk.

LEGAL  AND  REGULATORY  RISKS

     The Company is exposed to legal risks in its business and the volume and amount of damages claimed in litigation against financial intermediaries are increasing. These risks include potential liability under securities or other laws for materially false or misleading statements made in connection with securities and other transactions and, potential liability for advice the Company provides to participants in corporate transactions.

     These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time.
See "Item 8. Financial Information - Legal Proceedings" for additional information with respect to the Company's legal and regulatory proceedings.

EMPLOYMENT  RISKS

     The Company's future success depends, in significant part, upon the continued service and performance of its senior management. Losing the services of some or all of these individuals could impair the Company's ability to conduct its business.

ENFORCEMENT  RISKS

     The enforcement of civil liabilities by investors under applicable U.S. federal and state securities laws may be adversely affected because the Company is organized under the laws of the Yukon Territory, Canada and none of its officers or directors are residents of the United States.

     As a result, it may be difficult or impossible for U.S. investors to effect service of process upon the Company's officers or directors within the United States. It may also be difficult to realize against the Company or its officers or directors, in the United States, upon judgments of U.S. courts for civil liabilities under applicable U.S. federal and state securities laws. Courts in Canada or elsewhere may not enforce: (1) judgments of U.S. courts obtained in actions against the Company or its officers or directors predicated upon the civil liability provisions of applicable U.S. federal and state securities laws; and (2) in original actions, liabilities against the Company or officers or directors predicated upon such laws.

     Additionally, the Company is organized under the laws of the Yukon Territory, Canada and its principal operating assets are located outside of the United States. Under bankruptcy laws in the United States, courts typically have jurisdiction over a debtor's property, wherever it is located, including property situated in other countries. Courts outside of the United States may not recognize the U.S. bankruptcy court's jurisdiction. Accordingly, investors may have trouble administering a U.S. bankruptcy case involving a Canadian debtor with property located outside of the United States. Any orders or judgments of a bankruptcy court in the United States may not be enforceable.

MISCELLANEOUS  RISKS

     Certain provisions of the Company's charter documents and the applicable corporate legislation may discourage, delay or prevent a change of control or changes in its management that shareholders consider favourable. Such provisions include authorizing the issuance by its board of directors of preferred stock in series, providing for a classified board of directors with staggered, three-year terms and limiting the persons who may call special meetings of shareholders. See "Item 10. Additional Information - Articles and Bylaws".

     In addition, the Investment Canada Act (the "ICA") may impose limitations on the rights of non-Canadians to acquire the Company's common shares. See "Item
10.  Additional  Information  -  Exchange  Controls".

     If a change of control or change in management is delayed or prevented, the market price of the Company's common shares could decline.

ITEM  4.     INFORMATION  ON  THE  COMPANY

HISTORY  AND  DEVELOPMENT  OF  THE  COMPANY

     The Company was originally incorporated in 1952 under the Canada Corporations Act and was continued under the Canada Business Corporations Act in 1980 and amalgamated with Metanetix Corporation and Canadian Capital Financial Markets (C.C.F.M.) Inc. on January 1, 1995. The Company changed its name on January 22, 1999 from "Hariston Corporation" to "Midland Holland Inc." On January 24, 2000, the Company was continued under the Business Corporations Act (Yukon) under the name "Mercury Partners & Company Inc." On December 28, 2001, the Company completed an amalgamation with Pacific Mercantile Company Limited ("PMCL"). The Company's principal place of business is located at Suite 613, 375 Water Street, Vancouver, British Columbia, Canada V6B 5C6, (604) 689-7565.

     At a special meeting of shareholders held on August 25, 1998, the slate of nominee directors proposed by a dissident shareholder was elected. Following the change in directorship, the Company initiated a comprehensive restructuring plan, which included, among other things, monetizing all non-cash assets, reducing corporate overhead expenses, consolidating the Company's share capital and settling all outstanding litigation. In addition, the Company changed the focus of its business from investing in a wide variety of start-up or early stage businesses to engaging primarily in private equity and merchant banking activities.

     On September 26, 2001, shareholders of PMCL and the Company approved the amalgamation between the companies (the "Amalgamation"). Prior to the Amalgamation, PMCL was the largest shareholder of the Company owning 2,250,219 common shares, or approximately 49.5% of the Company.

     Under the terms of the Amalgamation Agreement between the Company, PMCL and 940296 Alberta Ltd., a wholly owned subsidiary of the Company, each common share of PMCL was exchanged for five common shares of the Company following the amalgamation of PMCL and 940296 Alberta Ltd., resulting in 3,681,310 shares of the Company being issued to the shareholders of PMCL. The 2,250,219 common shares of the Company owned by PMCL, which had a carrying value of $322,191, are held in treasury for cancellation. See Note 3 of the Company's consolidated financial statements included elsewhere in this annual report.

BUSINESS  OVERVIEW

     The Company is a publicly traded financial services company engaging primarily in private equity and merchant banking activities in Canada and the United States. The Company's shares are quoted on the NASD OTC Bulletin Board (the "OTC") in the United States under the symbol "MYPIF" and on the TSX Venture Exchange, in U.S. dollars, under the symbol "MYP.U". The Company's investment objective is to acquire influential ownership in companies and, through direct involvement, bring about the changes required to realize their potential value. The Company concentrates on return on investment and cash flow to build long-term shareholder value. Accordingly, the Company continually evaluates its existing investments and operations and investigates the possible acquisition of new businesses.

     The Company is dedicated to reviewing meaningful investment opportunities in public or private businesses that meet any of the following criteria:


     (a) businesses that demonstrate consistently high earnings and free cash flow;
     (b) companies priced at a significant discount in terms of net asset value, earnings multiples or other valuation criteria;
     (c) publicly traded companies with unallocated working capital over $5.0 million and discontinued business operations;
     (d) troubled businesses where value to the shareholders would be enhanced by resolving financial or non-financial problems and/or restructuring; or
     (e) companies with under performing management, but where the underlying business value is still evident.

     The Company assists companies in developing their business through active involvement in capital financing, acquisitions, business strategy development and execution. The Company develops innovative solutions for projects that are practical, responsible and pragmatic in their implementation. However, the Company takes a cautious approach to new initiatives, selectively allocating capital and concentrating on areas where its financial and management expertise can be best applied.

     The Company's principal sources of funds are its available cash resources, bank financing, public financing and the revenues generated from the Company's merchant banking activities and realized investment gains from the Company's private equity operations. The Company has no recurring cash requirements other than repayment of interest and principal on its debt, tax payments and corporate overhead.

PRIVATE  EQUITY

     The Company's private equity operations include reviewing investment opportunities in undervalued companies or assets, management or leveraged buy-outs and turn around or workout situations. In furtherance of this strategy, the Company often advises and invests in the restructuring of businesses that are having financial distress or have defaulted on their debt obligations. The Company earns advisory fees by providing strategic and financial advice for clients. The following is a brief description of the Company's private equity operations.

     Undervalued  Companies  or  Assets

     The Company seeks influential ownership in companies or assets whose intrinsic values are not fully reflected in their price. Specifically, the Company invests in businesses that demonstrate consistently high earnings and free cash flow and companies priced at a significant discount in terms of net asset value, earnings multiples or other valuation criteria. The Company works to bring about the changes required to realize the strategic value of those companies.

     Management  and  Leveraged  Buy-Outs

     The Company invests and assists in arranging financing for a management or succession leveraged buy-out of a business. The Company invests in equity and mezzanine securities arising from leveraged acquisitions and recapitalizations and other similar types of transactions, which involve significant financial leverage. The Company structures transactions that allow owners to sell part of their equity in advance of their departure while maintaining management continuity.

     Turn-Arounds  or  Workouts

     The Company invests in the securities of distressed or troubled companies or assets where the business value is evident but the company suffers from financial or non-financial difficulties. The Company also invests in companies with under performing management, where the underlying business value is still evident. The Company works to bring about the change required to realize the strategic value of these businesses.

MERCHANT  BANKING

     The Company's merchant banking operations include financial and management services for corporate finance transactions, including mergers and acquisitions, bridge financing and corporate restructurings. Through merchant banking partnerships, the Company provides companies and their management with investment capital and financial direction. The Company receives fees for services provided including options and other conversion privileges to participate as an equity investor in businesses to which merchant banking services have been provided. The following is a brief description of the Company's merchant banking operations.

     Mergers  &  Acquisitions

     The Company is active in public company mergers and acquisitions transactions, including unsolicited takeover bids. The Company assists companies in identifying and financing acquisitions and provides recommendations regarding financial restructuring.

     Bridge  Financing

     The Company provides short-term bridge financing to companies to assist in capital transactions or to further a company's business plans. While the time period for which capital is committed varies according to the nature of each transaction, the Company endeavours to ensure repayment terms of between three and 12 months and is protected by the underlying security of the operation being financed or through guarantees.

     Corporate  Restructuring

     The Company provides creative and responsible solutions to restructure businesses and their balance sheets so as to improve profitability. In certain circumstances, a company's financial flexibility is enhanced by the company acquiring loans owing to the company's traditional lenders, which are then restructured on financial terms consistent with the company's immediate requirements.

INVESTMENT  REVIEW

     Through its representatives on the board of directors and board committees, the Company plays an active role in setting a company's long-term strategic plans and assessing performance against approved business plans in companies in which it invests. The Company monitors the performance of its investments by requiring the chief executives of each company to present to their respective boards business plans and financial forecasts and targets against which actual performance can be measured.

ACQUISITIONS  AND  DISPOSITIONS

     In September, 2001, the Company acquired a 37.5% interest in Mobile Energy Systems Inc. ("MES"), a private oil and gas service company, as a result of the acquisition of PMCL. MES was formed in 1998 by the current management of MES to engage in the Canadian oil service business, primarily in well-site accommodations. The Company and Mercury Finance Group Inc. ("MFG") provided the initial mezzanine funding for MES and the Company has structured and placed over Cdn $3 million in further financing since MES's inception. The Company sold its controlling shareholder interest in MES pursuant to a share purchase agreement among PMCL, MFG and Stephen Rota dated as of December 27, 2001 (the "Share Purchase Agreement") for a profit of $471,372. Pursuant to the terms of the Share Purchase Agreement each of PMCL and MFG received Cdn $750,000 in exchange for all of their shareholdings in MES. The terms of the sale included the release of the Company from its obligations under a guarantee and a release of the Company and MFG from a postponement and assignment of claim agreement with a Canadian Chartered bank. As part of the Company's merchant banking services the Company previously provided an unlimited guarantee of Cdn $300,000 and a postponement of the repayment of a Cdn $250,000 loan to MES. See Note 6 of the Company's consolidated financial statements included elsewhere in this annual report. The Company has been released from the guarantee and the postponement of claim has been terminated.

     During 2001, the Company increased its ownership interest in North Group Limited ("North Group") (formerly Takla Star Resources Ltd.) to 2,075,000 or approximately 16.5% of the issued and outstanding shares of North Group through purchases on the TSX Venture Exchange. North Group is a public mining and investment company with cash and marketable securities of approximately Cdn $3.7 million. The shareholders of North Group elected a dissident board of directors supported by the Company at North Group's 2001 annual general meeting held on June 6, 2001. Following the election of the Company's nominees to the board of North Group, the management of the company embarked on a program to deliver increased value by reducing overhead costs and disposing of all non-performing assets or investments. In 2002, the Company increased its ownership interest in North Group to 2.4 million shares or 19.1% of the issued and outstanding shares through purchases on the TSX Venture Exchange.

     As of December 31, 2001, the Company owned 1,916,950 common shares or 11% of VisuaLABS Inc., a technology company whose share price had fallen dramatically after it had announced that its technology may be fraudulent. The Company purchased its shareholdings after the announcement of the alleged fraud as the management of the Company perceived the shares of VisuaLABS to be trading well below their cash value per share. The Company spent considerable time ensuring shareholder rights were maintained during the restructuring of VisuaLABS. On February 28, 2002 the British Columbia Securities Commission ruled in favour of the Company and required shareholder approval of certain restructuring decisions which VisuaLABS was attempting to implement. In May, 2002, the Company sold its investment in VisuaLABS at a profit and entered into a settlement agreement with VisuaLABS to recover its legal expenses.

     As of December 31, 2002, the Company owned in aggregate 5,168,700 common shares of Cybersurf Corp. ("Cybersurf") purchased through the facilities of the TSX Venture Exchange. Cybersurf is the largest independent internet service provider in Canada.

     The Company proposed a dissident slate of directors for election at the November 27, 2002 Cybersurf shareholders' meeting. On November 12, 2002, Fairvest Corporation, a leading provider of Canadian corporate governance research to institutional investors, recommended that Cybersurf shareholders vote in favour of the Company's slate of directors because Cybersurf's corporate governance profile was unacceptable. The dissident slate was defeated by the Cybersurf management slate by a narrow margin. The Company brought an application under the Business Corporations Act (Alberta) in the Alberta Court of Queen's Bench regarding issues relating to the Cybersurf meeting and the rulings of the chair of the meeting. The Alberta court dismissed the application on February 21, 2003. The Company has appealed the decision. On April 11, 2003, the Company, along with five other shareholders, requisitioned a meeting of Cybersurf shareholders which the board of Cybersurf has set for December 16, 2003.

COMPETITION

     The Company currently competes against brokerage firms, investment bankers, merchant banks and other investment managers for appropriate investments. Such businesses are highly competitive and are subject to fluctuations based upon many factors over which the Company has no control, such as the condition of public markets, interest rates and the state of capital markets. Many of the Company's competitors are national or international companies with far greater resources, capital and access to information than the Company. As a result, the Company may become involved in transactions with more risk than if it had greater resources.

ORGANIZATIONAL  STRUCTURE

     The following is a list of the Company's significant operating subsidiaries as of June 24, 2003:


                                JURISDICTION OF               PROPORTION OF
SUBSIDIARY                       INCORPORATION              OWNERSHIP INTEREST
----------                      ---------------            -------------------
Digital Labs Inc.               Alberta, Canada                   100%
Pearson Finance Group Ltd.      Alberta, Canada                   100%


PROPERTY,  PLANTS  AND  EQUIPMENT

     The Company's principal executive office is located in Vancouver, British Columbia, Canada, and is leased.

ITEM  5.     OPERATING  AND  FINANCIAL  REVIEW  AND  PROSPECTS

     The following discussion and analysis of the financial condition and results of operations of the Company for the three years ended December 31, 2002, 2001 and 2000 should be read in conjunction with the consolidated financial statements and related notes included in this annual report. The Company's financial statements included herein were prepared in accordance with Canadian and United States generally accepted accounting principles and are expressed in U.S. dollars. For a reconciliation of the Company's financial statements included herein to U.S. GAAP, see Note 17 to the financial statements. Certain reclassifications have been made to the prior periods' financial statements to conform to the current period's presentation.

     Statements in this annual report, to the extent that they are not based on historical events, constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this annual report and include statements regarding the intent, belief or current expectations of the Company and its directors or officers, primarily with respect to the future market size and future operating performance of the Company and its subsidiaries. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgements in the course of preparing forward-looking statements.

LIQUIDITY  AND  CAPITAL  RESOURCES

     The Company's principal assets consist of securities, loans and notes and other receivables, long term investments and stock of its direct subsidiaries. The Company continuously evaluates its existing operations and investigates possible acquisitions of new businesses and dispositions of businesses in order to maximize its ultimate economic value to shareholders. Accordingly, while the Company does not have any material arrangement, commitment or understanding with respect thereto (except as disclosed in this annual report), further acquisitions, divestitures, investments and changes in capital structure are possible.

     The Company's principal sources of funds are its available cash resources, bank financing, public financing and the financial services fees generated from the Company's merchant banking activities and investment gains from the Company's private equity operations. The Company has no recurring cash requirements other than repayment of interest and principal on its debt, tax payments and corporate overhead.

     At December 31, 2002, the Company's readily available cash and cash equivalents increased to $656,580, compared to $301,383 the previous year. Additional sources of liquidity at December 31, 2002 included $14,629 in marketable securities and $51,001 in loans, notes and other receivables, compared to $394,346 and $1,015,982, respectively, at December 31, 2001. Total current assets at December 31, 2002 fell to $722,210 from $1,711,711 the year earlier.

     The Company believes that it has sufficient working capital to meet its present requirements.

     In 2002, operations produced cash of $974,464 compared to operations using cash of $233,106 during fiscal 2001 due largely to the decrease in marketable securities and repayments of loans, notes and receivables during the year.

     Investing activities used cash of $619,267 during fiscal 2002 compared to $565,162 in fiscal 2001. The Company produced cash of $4,358 from investing activities during fiscal 2000. Also as previously discussed, the Company acquired significant shareholdings in Cybersurf during fiscal 2002 which partly resulted in the use of cash of $619,267 classified as purchase of long-term assets.

Financial  Position

     Total assets of the Company at December 31, 2002 were $2.3 million, compared to $2.7 million at December 31, 2001. The Company's long-term assets included meaningful equity ownership in the following companies:

     North  Group  Limited  (formerly  Takla  Star  Resources  Ltd.)

     North Group is a mining and investment company with cash and marketable securities of approximately Cdn $3.7 million and trades on the TSX Venture Exchange (symbol: NOR).

     The Company owned 19% of the issued and outstanding shares of North Group as of the year ended December 31, 2002. The shareholders of North Group elected a dissident board of directors supported the Company, at the company's 2001 annual general meeting held on June 6, 2001. Following the election of the Company's nominees to the board of North Group, the management of the company embarked on a program to deliver increased value by reducing overhead costs and disposing of all non-performing assets or investments.

     Cybersurf  Corp.

     As of December 31, 2002, the Company owned 16% of the issued and outstanding shares of Cybersurf, a Canadian independent internet service provider (ISP) whose share price, in the Company's view, was suffering from a combination of misguided business strategy, poor corporate governance and high overhead. As of December 31, 2002, Cybersurf held over Cdn $5 million in cash holdings. The Company was unsuccessful in having its nominees elected to the board of Cybersurf at the company's annual general meeting held on November 28, 2002. In April 2003, the Company requested a meeting of Cybersurf shareholders which has been called for December 16, 2003.

     The Company's liabilities were reduced to $141,781 in fiscal 2002 from $163,009 in fiscal 2001.

Shareholders'  Equity

     Shareholders' equity declined to $2.1 million in fiscal 2002 from $2.5 million in fiscal 2001 due largely to the net loss incurred during the year which was a result of the write down of loans, notes and receivables. The Company had 8,183,733 shares issued and outstanding as of December 31, 2002 of which 2,250,219 were held in treasury for cancellation. The Company plans to cancel shares held in treasury in 2003.

OPERATING  RESULTS

     The Company operates in both the United States and Canada and, as such, the Company's consolidated financial results are subject to foreign currency exchange rate fluctuations. The Company reports its results of operations in U.S. dollars and translates assets and liabilities into U.S. dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains and losses from these translations are recorded on the statement of operations.

     Realized investment gains or losses are a recurring element in the Company's revenues and net earnings. Realized investment gains or losses may fluctuate significantly from period to period, with a meaningful effect upon the Company's consolidated net earnings. However, the amount of realized investment gain or loss for any given period has no predictive value, and variations in amount from period to period have no practical analytical value.

     The Company's financial results for the past three years are summarized below.


                                          YEAR ENDED DECEMBER 31,
                              -----------------------------------------------
                                2002              2001                 2000
                              --------          --------             --------
Revenue                       $184,341          $121,164             $501,813
Expenses                       161,700           282,899              449,533
Net income (loss)             (373,039)         (828,618)              74,015
Net income (loss) per share      (0.06)            (0.17)                0.02


     Revenues during fiscal 2002, 2001 and 2000 were generated from the Company's merchant banking operations and investment income from the Company's private equity investments. In fiscal 2002, the Company's revenues increased to $184,341 compared to the previous years when the Company reported revenues of $121,164 and $501,813 for the periods ending December 31, 2001 and 2000, respectively.

     Expenses declined for the third year in a row to $161,160 in fiscal 2002 compared to $282,899 and $449,533 in fiscal 2001 and 2000, respectively, due largely to the decline in general and administrative costs. Management continues to focus on reducing general and administration expenses. The Company did not pay management fees in 2002 but paid management fees of $120,000 in both 2001 and 2000.

     During the year ended December 31, 2002, the Company recorded a charge of $361,558 as a result of the write-off of loans, notes and receivables.

     The Company reported a net loss of $373,039 in fiscal 2002, compared to a loss of $828,618 in fiscal 2001. The Company earned a profit of $74,015 in fiscal 2000. Basic and diluted earnings (loss) per common share were ($0.06) and ($0.17) in fiscal 2002 and 2001, respectively. The Company earned $0.02 a share during fiscal 2000.

     The Company and certain of its subsidiaries have tax loss carry-forwards and other tax attributes, the amount and availability of which are subject to certain qualifications, limitations and uncertainties.

INFLATION

     The Company does not believe that inflation has had a material impact on revenues or income over the past three fiscal years.

FOREIGN  CURRENCY

     The Company's operations are conducted in international markets and its consolidated financial results are subject to foreign currency exchange rate fluctuations. The Company translates foreign assets and liabilities into U.S. dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Gains and losses arising from restatement of foreign currency financial statements are reflected in the statement of operations for the year.

APPLICATION  OF  CRITICAL  ACCOUNTING  POLICIES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

     Management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. The Company has identified certain accounting policies, described below, that are the most important to the portrayal of its current financial condition and results of operations. The significant accounting policies are disclosed in Note 2 to the consolidated financial statements included in this annual report.

MARKETABLE  SECURITIES

     Marketable securities are recorded at the lower of cost or quoted market value on an aggregate basis. When there has been a loss in value of a long-term security that is other than a temporary decline, the security will be written down to recognize the loss.

     A decline in market value may be only temporary in nature or may reflect conditions that are more persistent. Declines may be attributable to general market conditions, either globally or regionally, that reflect prospects of the economy as a whole or prospects of a particular industry or a particular company. Such declines may or may not indicate the likelihood of ultimate recovery of the carrying amount of a security. Management regularly reviews the Company's portfolio position to determine whether an other than temporary decline exists.

     In determining whether the decline in value is other than temporary, quoted market price is not the only deciding factor, particularly for thinly traded securities, large block holdings and restricted shares.

LONG  TERM  INVESTMENTS

     Investments in companies over which the Company has significant influence are accounted for by the equity method, whereby the original cost of the shares is adjusted for the Company's share of earnings or losses less dividends since significant influence was acquired. Investments in which the Company has no significant influence and that it intends to hold longer than one year are accounted for on the cost basis and reported as long-term investments. Cost of investments includes acquisition costs of shares as well as legal and consulting costs related to maintaining the Company's interest. Investments are written-down to their estimated net realizable value when there is evidence of a decline in value below their carrying amount that is other than temporary.

ITEM  6.     DIRECTORS,  SENIOR  MANAGEMENT  AND  EMPLOYEES

DIRECTORS  AND  SENIOR  MANAGEMENT;  BOARD  PRACTICES

     The Company's Articles provide for three classes of directors with staggered terms. Each director holds office until the expiry of his term or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Bylaws of the Company or with the provisions of the Business Corporations Act (Yukon). At each annual meeting of the Company, a class of directors is elected to hold office for a three year term. Successors to the class of directors whose term expires are identified as being of the same class as the directors they succeed and are elected to hold office for a term expiring at the third succeeding annual meeting of shareholders. A director appointed or elected to fill a vacancy on the board of directors holds office for the unexpired term of his predecessor. Officers of the Company serve at the discretion of the board of directors of the Company.

     The following table sets out certain information concerning the directors and executive officers of the Company:


NAME AND PRESENT
POSITION WITH THE                                                                                  EXPIRATION OF
COMPANY OF THE                                                                                     CURRENT TERM
PROPOSED NOMINEE                    PRINCIPAL OCCUPATION                DIRECTOR SINCE             OF OFFICE
------------------                  --------------------                --------------             -------------
Tom S. Kusumoto* (1)                Managing Director and President,    August 25, 1998              2005
President and Director              Mercury Partners & Company Inc.;
                                    Director and President, North
                                    Group  Limited;  Director,
                                    Wavefire.com Inc.; formerly
                                    corporate finance analyst with
                                    Haywood Securities Inc.

Tian Kusumoto(1)                    Director, Vice President and        August 25, 1998              2004
Secretary and Director              Secretary, Mercury Partners &
                                    Company Inc.; Director, Infinity
                                    Resources International Ltd.;
                                    Director and Secretary, North
                                    Group Limited


Alex W. Blodgett*                   Director, Mercury Partners &        August 25, 1998              2003
Director                            Company Inc.; Managing Director,
                                    Corporate Finance, Evans & Evans,
                                    Inc.;  Director,  North  Group
                                    Limited; formerly, Vice President,
                                    Oxford  Bancorp  Inc.;  formerly,
                                    Partner, Gordon Capital Corporation;
                                    formerly, Vice President of Corporate
                                    Finance, Bankers Trust Company

Lance Eng                           Director, Mercury Partners &        June 27, 2001                2003
Director                            Company Inc.; Associate Director,
                                    Deloitte & Touche Corporate
                                    Finance;  formerly,  Vice
                                    President, SG Cowen Securities
                                    Corporation; formerly Corporate
                                    Finance Senior Associate, Global
                                    Corporate Finance Senior Associate,
                                    Global Corporate Finance, Arthur
                                    Andersen (Singapore); formerly
                                    Investment Banker, Development
                                    Bank of Singapore


---------------
*     Members  of  the  Audit  Committee.
(1)   Tom  S.  Kusumoto  and  Tian  Kusumoto  are  brothers.

     There are no arrangements or understandings with major shareholders, customers or others pursuant to which any person referred to above was selected as a director or executive officer.

     The Company does not have a Remuneration Committee of the board of directors. The Company's board of directors is primarily responsible for determining the compensation to be paid to the Company's executive officers and evaluating their performance. The compensation of executives is based upon, among other things, the responsibility, skills and experience required to carry out the functions of each position held by each executive officer and varies with the amount of time spent by each executive officer in carrying out his or her functions on behalf of the Company. The President's compensation is additionally based upon the responsibility, skills and experience required to conduct his functions and upon the time spent by him in relation to the affairs of the Company. In setting compensation rates for executive officers and the President, the board of directors compares the amounts paid to them with the amounts paid to executives in comparable positions at other comparable corporations.

EMPLOYMENT  AGREEMENTS  AND  TERMINATION  OF  EMPLOYMENT  OR  CHANGE  OF CONTROL

     There are no employment contracts between the Company and its directors or executive officers, nor are there any arrangements with the Company's directors or executive officers for compensation in the event of resignation, retirement or any other termination with the Company or change in the directors' or executive officers' responsibilities following a change of control.

COMPENSATION

     During the fiscal year ended December 31, 2002, the Company did not pay any compensation to its directors. The Company has not issued or granted any incentive stock options to either the Company's directors or officers or any other non-cash compensation, as more particularly described below. No other funds were set aside or accrued by the Company during the fiscal year ended December 31, 2002 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company.

     The Company is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to certain of its directors and executive officers. The following fairly reflects material information regarding compensation paid thereto.

EXECUTIVE  COMPENSATION

     The following table sets forth certain summary information concerning compensation paid or accrued for services rendered to the Company in all capacities during each of the last three financial years of the Company to its Chief Executive Officer and to the other executive officers of the Company who received a combined salary and bonus in excess of Cdn $100,000 during the financial year ended December 31, 2002 (the "Named Executive Officer"):

                            SUMMARY COMPENSATION TABLE

                                         ANNUAL              LONG-TERM
                                      COMPENSATION          COMPENSATION
                                      ------------         --------------
                                                               AWARDS
                                                           --------------
                                                            SECURITIES           ALL OTHER
NAME AND            FISCAL YEAR                             UNDER OPTIONS        COMPENSATION
PRINCIPAL           ENDED                 SALARY            GRANTED
POSITION            DECEMBER 31,            ($)                 (#)                   ($)
--------            ------------        ------------       --------------       -------------
Tom S. Kusumoto(1)    2002                    -                   -                   -
President             2001               60,000(2)                -                   -
                      2000               60,000(2)                -                   -


---------------
(1)  Tom  S. Kusumoto was appointed President of the Company on August 25, 1998.
(2)  Paid as fees to Geko Bank Corp., a company wholly-owned by Tom S. Kusumoto.

OPTIONS  TO  PURCHASE  SECURITIES

     The directors and officers of the Company do not have any incentive stock options or warrants, and the Company's 1996 Stock Option Plan and 1996 Stock Option Plan No. 2 were terminated by shareholder consent at an annual and special meeting of the Company in December 1998. The Company has outstanding incentive stock options entitling former directors of the Company to acquire an aggregate of 120,000 common shares at an exercise price of $1.25 per share, expiring February 2, 2005.

OPTION  GRANTS  DURING  THE  MOST  RECENTLY  COMPLETED  FISCAL  YEAR

     The Company did not grant any options to the Named Executive Officer during the fiscal year ended December 31, 2002.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

     The Named Executive Officer does not hold any options or freestanding SARs to acquire securities of the Company and did not acquire any securities of the Company on the exercise of options or freestanding SARs during the financial year ended December 31, 2002.

EMPLOYEES

     As  at  December  31,  2002,  the  Company  employed  four  people.

SHARE  OWNERSHIP

     As at June 24, 2003, the Named Executive Officer beneficially owns, directly or indirectly 552,490 shares, or approximately 6.75%, of the Company's outstanding common shares.

ITEM  7.     MAJOR  SHAREHOLDERS  AND  RELATED  PARTY  TRANSACTIONS

     To the knowledge of the Company's directors and senior officers, the following table sets forth certain information as at June 24, 2003 concerning the ownership of the Company's common shares as to each person known by the directors and senior officers, based solely upon public records and filings, to be the direct and/or indirect owner of more than 5% of the Company's common shares:


                            IDENTITY OF                            PERCENTAGE
TITLE OF CLASS            PERSON OR GROUP      AMOUNT OWNED         OF CLASS
--------------            ---------------      ------------        ----------
Common Shares.            Tom S. Kusumoto(1)       552,490            6.75%


---------------
(1) The shares are held by Geko Bank Corp., a company wholly-owned by Tom S. Kusumoto.

     All of the Company's common shares carry the same voting rights. The Company's officers and directors, as a group, own or control, directly or indirectly, an aggregate of 552,490 common shares, representing approximately 6.75% of the Company's outstanding common shares.

SHAREHOLDER  DISTRIBUTION

     As at May 30, 2003, there were approximately 60 holders of record of the Company's common shares. Approximately 1,985,875, or 24.3%, of the Company's common shares are held of record by 32 U.S. holders.

RELATED  PARTY  TRANSACTIONS

     Other than as disclosed herein, to the best of the Company's knowledge, there have been no material transactions since January 1, 2002 to which the Company was or is a party and in which a director or officer of the Company, or any relative or spouse of any director or officer, or any relative of such spouse who has the same home as such person or who is a director or officer of any subsidiary of the Company, has or will have a direct or indirect material interest, nor were any directors or officers of the Company, or any associates of such directors or officers, indebted to the Company or any of its subsidiaries during this period.

During the year ended December 31, 2002, the Company sold an investment in a debenture to an investee company with common directors at a price equal to the carrying amount of $71,012. A balance of $18,714 is owing to an investee company with common directors. The balance is without interest or stated terms of repayment.

ITEM  8.     FINANCIAL  INFORMATION

     See "Item 18. Financial Statements" for financial statements filed as part of this annual report.

SIGNIFICANT  CHANGES

     No significant changes have occurred since the date of the financial statements provided in Item 18 below.

LEGAL  PROCEEDINGS

     The Company is subject to routine litigation incidental to the Company's business and is named from time to time as a defendant in various legal actions arising in connection with the Company's activities. The Company is also involved from time to time, in investigations and proceedings by governmental and self-regulatory agencies. Some of these legal actions, investigations and proceedings may result in adverse judgements, penalties or fines.

     In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which substantial damages are sought, the Company cannot state what the eventual outcome of pending matters will be. The Company is contesting the allegations made in each pending matter and believes, based on current knowledge and after consultation with counsel, that the outcome of such matters will not have a material adverse effect on the Company's consolidated financial condition, but may be material to the Company's operating results for any particular period, depending on the level of the Company's income for such period.

     The following is a description of  material legal proceedings involving the
Company:

FORMER  MONTANA  OPERATIONS

     In 1995, the Company's former subsidiary, Metanetix Corporation ("Metanetix"), disposed of its minerals recovery project. In connection with this project, the Company was subject to various United States federal, state and local statutes, rules and regulations relating to environmental matters, including provisions related to mine reclamation and the discharge of materials into the environment. The Company may still be held liable for environmental clean-up costs notwithstanding indemnities obtained from the property lessor and property owners. Currently, no environmental liabilities have been identified or accrued in the consolidated financial statements. No assurance can be given, however, that a claim will not be made in the future. If such a claim is made and is successful, the costs, damages and fines that may be imposed on the Company as a result could be material.

SEC  INVESTIGATION

     In August 1997, the United States Securities and Exchange Commission (the "SEC") and the British Columbia Securities Commission requested documents and information from the Company and other parties in regard to an investigation being conducted by the SEC. The Company is not named in the investigation. Legal costs to comply with any further requests from the SEC will be costly.

DIVIDEND  INFORMATION

     The Company has not paid any dividends on its common shares during the past five years. Any decision to pay dividends on the common shares in the future will be made by the board of directors on the basis of earnings, financial requirements and other conditions existing at the time. Currently, the board does not intend to pay any dividends.

ITEM  9.     THE  OFFER  AND  LISTING

MARKETS  AND  PRICE  HISTORY

     The Company's common shares are quoted on the OTC under the symbol "MYPIF" and, as of November 27, 2000, on the TSX Venture Exchange, in U.S. dollars, under the symbol "MYP.U". The following table sets forth the high and low sales prices of the Company's common shares on the OTC and TSX Venture Exchange for the periods indicated:


                                                  OTC                     TSX VENTURE EXCHANGE
                                         ---------------------        ----------------------------
                                           HIGH          Low            HIGH                 LOW
                                         --------      -------        --------             -------
ANNUAL HIGHS AND LOWS
1998                                      0.34          0.03              -                   -
1999                                      0.43          0.001             -                   -
2000(1)                                   1.25          0.125           0.20                0.15
2001                                      0.28          0.08            0.35                0.12
2002                                      0.76          0.15            0.65                0.13

QUARTERLY HIGHS AND LOWS
2001
First Quarter                             0.15          0.15            0.16                0.16
Second Quarter                            0.28          0.12            0.35                0.15
Third Quarter                             0.13          0.09            0.17                0.12
Fourth Quarter                            0.19          0.08            0.20                0.12
2002
First Quarter                             0.27          0.15            0.30                0.13
Second Quarter                            0.51          0.24            0.55                0.35
Third Quarter                             0.45          0.24            0.56                0.40
Fourth Quarter                            0.76          0.24            0.65                0.45

MOST RECENT SIX MONTHS: HIGHS AND LOWS
2002
December                                 0.66           0.40            0.65                0.50
2003
January                                  0.40           0.40            0.55                0.50
February                                 0.75           0.40               -(2)                -(2)
March                                    0.40           0.40            0.55                0.55
April                                    0.55           0.40            0.55                0.45
May                                      0.41           0.40            0.40                0.35
June 1 to June 24                        0.35           0.35               -(2)                -(2)


----------------
(1)  The Company's common shares were listed on the TSX
     Venture Exchange as of November 27, 2000.
(2) There was no trading of the Company's common shares on the TSX Venture Exchange during these periods.

ITEM  10.     ADDITIONAL  INFORMATION

ARTICLES  AND  BYLAWS

     The Company is organized under the laws of the Yukon Territory, Canada and has been assigned corporate access number 29234.

The Company's Articles and Bylaws do not contain a description of the Company's objects and purposes, except insofar as to restrict the Company from carrying on the business of a railway, steamship, air transport, canal, telegraph, telephone or irrigation company. The Company may perform any and all corporate activities permissible under the laws of the Yukon Territory.

     The Company's Articles and Bylaws do not restrict a director's power to vote on a proposal, arrangement or contract in which the director is materially interested, vote compensation to themselves or any other members of their body in the absence of an independent quorum or exercise borrowing powers. There is no mandatory retirement age for the Company's directors and the Company's directors are not required to own securities of the Company in order to serve as directors.

     The Company's authorized capital consists of an unlimited number of common shares without par value and an unlimited number of class A preferred shares. The Company's class A preferred shares may be issued in one or more series and the Company's directors may fix the number of shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series. Currently, the Company has not issued any class A preferred shares.

     Holders of the Company's common shares are entitled to receive notice of, attend at and vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, receive any dividend declared by the Company and, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, receive the remaining property of the Company upon dissolution, liquidation or winding-up.

     The Company's class A preferred shares of each series rank on a parity with the Company's class A preferred shares of any other series and are entitled to a preference over the Company's common shares with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Company.

     The provisions in the Company's Articles attaching to the Company's common shares and class A preferred shares may be altered, amended, repealed, suspended or changed by the affirmative vote of the holders of not less than two-thirds of the common shares and two-thirds of the class A preferred shares, respectively.

     The Company's Articles provide for three classes of directors with staggered terms. Each director holds office until the expiry of his term or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Company's Bylaws or with the provisions of the Business Corporations Act (Yukon). At each annual meeting of the Company, a class of directors is elected to hold office for a three year term. Successors to the class of directors whose term expires are identified as being of the same class as the directors they succeed and are elected to hold office for a term expiring at the third succeeding annual meeting of shareholders. A director appointed or elected to fill a vacancy on the board of directors holds office for the unexpired term of his predecessor.

     An annual meeting of shareholders must be held at such time in each year not later than 15 months after the last preceding annual meeting and at such place as the Company's board of directors, or failing it, the Company's Chairman, Managing Director or President, may from time to time determine. The holders of not less than five percent of the Company's issued shares that carry the right to vote at a meeting may requisition the Company's directors to call a meeting of shareholders for the purposes stated in the requisition. The quorum for the transaction of business at any meeting of shareholders is two persons present in person or by proxy who together hold or represent by proxy in aggregate not less than one-third of the Company's outstanding shares entitled to vote at the meeting. Only persons entitled to vote, the Company's directors and auditor and others who, although not entitled to vote, are otherwise entitled or required to be present, are entitled to be present at a meeting of shareholders.

     Except as provided in the ICA, there are no limitations specific to the rights of non-Canadians to hold or vote the Company's common shares under the laws of Canada or the Yukon Territory, or in the Company's charter documents. See "Exchange Controls" below for a discussion of the principal features of the ICA for non-Canadian residents proposing to acquire the Company's common shares.

     As set forth above, the Company's Articles and Bylaws contain certain provisions that would have an effect of delaying, deferring or preventing a change in control of the Company, including authorizing the issuance by the Company's board of directors of preferred stock in series, providing for a classified board of directors with staggered, three-year terms and limiting the persons who may call special meetings of shareholders. The Company's Articles and Bylaws do not contain any provisions that would operate only with respect to a merger, acquisition or corporate restructuring of the Company.

     The Company's Bylaws do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed.

MATERIAL  CONTRACTS

     Except for contracts entered into in the normal course of business, the only material contracts entered into by the Company during the preceding two years, are the Amalgamation Agreement dated August 24, 2001 between the Company, PMCL and 940296 Alberta Ltd. referred to under "Item 4. Information on the Company - History and Development of the Company", and the Share Purchase Agreement dated December 27, 2001 between PMCL, MFG and Stephen Rota referred to under "Item 4. Information on the Company - Business Overview - Acquisitions and Dispositions".

EXCHANGE  CONTROLS

     There are presently no governmental laws, decrees or regulations in Canada which restrict the export or import of capital, or which impose foreign exchange controls or affect the remittance of interest, dividends or other payments to non-resident holders of the Company's common shares. However, any remittances of dividends to United States residents are subject to a 15% withholding tax (5% if the beneficial owner of the dividends is a corporation owning at least 10% of the Company's voting shares) pursuant to the Canada-U.S. Tax Convention (1980), as amended (the "Treaty"). See "Item 10. Additional Information - Taxation".

     Except as provided in the ICA, there are no limitations specific to the rights of non-Canadians to hold or vote the Company's common shares under the laws of Canada or the Yukon Territory, or in the Company's charter documents. The following summarizes the principal features of the ICA for non-Canadian residents proposing to acquire the Company's common shares. THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF THE COMPANY'S COMMON SHARES, AND NO OPINION OR REPRESENTATION TO ANY HOLDER OR PROSPECTIVE HOLDER OF THE COMPANY'S COMMON SHARES IS HEREBY MADE. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF THE COMPANY'S COMMON SHARES SHOULD CONSULT WITH THEIR OWN LEGAL ADVISORS WITH RESPECT TO THE CONSEQUENCES OF PURCHASING AND OWNING THE COMPANY'S COMMON SHARES.

     The ICA governs the acquisition of Canadian businesses by non-Canadians. Under the ICA, non-Canadian persons or entities acquiring "control" (as defined in the ICA) of a corporation carrying on business in Canada are required to either notify, or file an application for review with, Industry Canada. Industry Canada may review any transaction which results in the direct or indirect acquisition of control of a Canadian business, where the gross value of corporate assets exceeds certain threshold levels (which are higher for investors from members of the World Trade Organization ("WTO"), including Americans, or WTO member-controlled companies) or where the activity of the business is related to Canada's cultural heritage or national identity. No change of voting control will be deemed to have occurred, for purposes of the ICA, if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

     If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with Industry Canada prior to the investment taking place, and the investment may not be implemented until the review has been completed and the Minister responsible for the ICA is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian applicant must not implement the investment, or if the investment has been implemented, may be required to divest itself of control of the Canadian business that is the subject of the investment.

     Certain transactions relating to the Company's common shares would be exempt from the ICA, including:

     (a) the acquisition of the Company's common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

     (b) the acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the ICA; and

     (c) the acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through ownership of the Company's common shares, remains unchanged.

TAXATION

CERTAIN  CANADIAN  FEDERAL  INCOME  TAX  CONSEQUENCES

     The Company considers that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of the Company's common shares who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) (the "ITA") and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his common shares of the Company in connection with carrying on a business in Canada (a "non-resident holder").

     This summary is based upon the current provisions of the ITA, the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of the Canada Customs and Revenue Agency and the Treaty. This summary also takes into account the amendments to the ITA and Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of common shares of the Company and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR HOLDER OR PROSPECTIVE HOLDER OF THE COMPANY'S COMMON SHARES, AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE TAX CONSEQUENCES TO ANY HOLDER OR PROSPECTIVE HOLDER OF THE COMPANY'S COMMON SHARES IS MADE. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF THE COMPANY'S COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE INCOME TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF THE COMPANY'S COMMON SHARES IN THEIR PARTICULAR CIRCUMSTANCES.

     Dividends

     Dividends paid on the Company's common shares to a non-resident holder will be subject under the ITA to withholding tax at a rate of 25% subject to a reduction under the provisions of an applicable tax treaty, which tax is deducted at source by the Company. The Treaty provides that the ITA's standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of the corporation paying the dividend.

     Capital  Gains

     A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a common share of the Company unless such share represents "taxable Canadian property" (as defined in the ITA) to the holder thereof. The Company's common shares generally will be considered taxable Canadian property to a nonresident holder if:

     (a)  the  non-resident  holder;

     (b) persons with whom the non-resident holder did not deal at arm's length; or

     (c) the non-resident holder and persons with whom such non-resident holder did not deal at arm's length,

owned or had an interest in an option in respect of not less than 25% of the issued shares of any class of the Company's capital stock at any time during the 60 month period immediately preceding the disposition of such shares. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

CERTAIN  UNITED  STATES  FEDERAL  INCOME  TAX  CONSEQUENCES

     The following is a general discussion of certain possible United States Federal foreign income tax matters under current law, generally applicable to a U.S. Holder (as defined below) of the Company's common shares who holds such shares as capital assets. This discussion does not address all aspects of United States Federal income tax matters and does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See "Certain Canadian Federal Income Tax Consequences" above.

     The following discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

     THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF THE COMPANY'S COMMON SHARES, AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO ANY SUCH HOLDER OR PROSPECTIVE HOLDER IS MADE. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF THE COMPANY'S COMMON SHARES.

     U.S.  Holders

     As used herein, a "U.S. Holder" includes a holder of the Company's common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of the Company's common shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of the Company's common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

     Foreign  Tax  Credit

     A U.S. Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of the Company's common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the tax credit, among which is an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. THE AVAILABILITY OF THE FOREIGN TAX CREDIT AND THE APPLICATION OF THESE COMPLEX LIMITATIONS ON THE TAX

CREDIT ARE FACT SPECIFIC AND HOLDERS AND PROSPECTIVE HOLDERS OF THE COMPANY'S COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THEIR INDIVIDUAL CIRCUMSTANCES.

     Passive  Foreign  Investment  Corporation

     The Company does not believe that it is a passive foreign investment corporation (a "PFIC"). If a U.S. Holder disposes of shares in a PFIC, any resultant gain will be subject to a tax that is determined by apportioning the gain pro rata over the entire holding period of the shares. The amount of gain that is apportioned to the current year, and to any pre-1987 holding period, is included in the U.S. Holder's current income.

     The tax on the amount apportioned to any prior years beginning with 1987 is calculated using the highest tax rate in each applicable year. In addition, interest compounded daily is charged on the tax due for each prior year from the due date of the return for the respective year to the due date for the current year. The interest rate is set quarterly. The U.S. Holder's current year tax is increased by the special tax and interest on amounts apportioned to prior years.

     A U.S. Holder can avoid this special tax and interest charge by making a permanent election to treat a PFIC as a "qualified electing fund" and to report in each year thereafter such shareholder's pro rata share of the ordinary earnings and net capital gains of a PFIC. If the election is not made in the first year that the U.S. Holder owns the shares, a special election would have to be made to cleanse the effect of the prior year's holding periods.

     These rules apply similarly to distributions from a PFIC that would be considered excess distributions. Complex rules govern the determination of applicable gains and excess distributions, the calculation of the amounts allocated pro rata to prior years, the resultant tax and applicable interest, and the qualified electing fund elections whether as pedigreed or non-pedigreed. HOLDERS AND PROSPECTIVE HOLDERS OF COMMON SHARES OF A PFIC SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THEIR INDIVIDUAL CIRCUMSTANCES.

DOCUMENTS  ON  DISPLAY

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, the Company files reports and other information with the SEC. These materials, including this annual report and the exhibits hereto, may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 175 West Jackson Boulevard, Suite 900, Chicago, Illinois 60604, and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the principal office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC's public reference facilities by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

ITEM  11.     QUANTITATIVE  AND  QUALITATIVE  DISCLOSURES  ABOUT  MARKET  RISK

     The primary market risks that the Company is exposed to are changes in equity prices which may affect the Company's results of operations and financial condition. Other market risks include interest rate and foreign currency exchange rate fluctuations. The Company manages its exposure to interest rate fluctuations by maintaining its cash balances in deposits at banks and in highly liquid short-term investments, which lowers the Company's exposure to interest rate fluctuations. The Company has not entered into any derivative hedging instruments to reduce the risk of exchange rate fluctuations.

     The Company manages other risks through internal risk management policies. If any of the variety of instruments and strategies the Company utilizes to manage its exposure to various types of risk are not effective, the Company may incur losses. Many of the Company's strategies are based on historical trading patterns and correlations. However, these strategies may not be fully effective in mitigating the Company's risk exposure in all market environments or against all types of risk. Unexpected market developments may affect the Company's risk management strategies during this time, and unanticipated developments could impact its risk management strategies in the future.

     Changes in trading prices of equity securities may affect the fair value of equity securities or the fair value of other securities convertible into equity securities. An increase in trading prices will increase the fair value and a decrease in trading prices will decrease the fair value of equity securities or instruments convertible into equity securities. The Company's financial instruments which may be sensitive to fluctuations in equity prices are investments and debt obligations.

     The Company's reporting currency is the U.S. dollar. The majority of the Company's foreign exchange rate exposure for financial statement reporting purposes relates to the translation of the Company's Canadian dollar debt into U.S. dollars which is impacted by changes in the exchange rate between the U.S. and Canadian dollar. Significant fluctuations in the U.S. dollar to Canadian dollar exchange rate affects the amount of Canadian dollars required to satisfy the Company's debts denominated in U.S. dollars. As of December 31, 2002 the majority of all of the Company's debts were in Canadian dollars.

     The Company has prepared a sensitivity analysis to assess the impact of exchange rate fluctuations on its 2002 operating results. Based on this analysis, the Company estimates that a 5% increase in the exchange rate for the U.S. dollar to the Canadian dollar would have increased the Company's reported net loss for 2002 by approximately $27,000.

ITEM  12.     DESCRIPTION  OF  SECURITIES  OTHER  THAN  EQUITY  SECURITIES

     Not  Applicable.

                                     PART II

ITEM  13.     DEFAULTS,  DIVIDEND  ARREARAGES  AND  DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITYHOLDERS AND USE OF PROCEEDS

     None.

ITEM  15.     CONTROLS  AND  PROCEDURES

The Company's Chief Executive and Chief Financial Officer has concluded that the Company's disclosure controls and procedures are effective based on his evaluation of the controls and procedures as of June 24, 2003. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls since the date of their evaluation.

     The Company's Chief Executive and Chief Financial Officer does not expect that the Company's disclosure controls or internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realties that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. The design of any system of controls is also based partly on certain assumptions about the likelihood of future events, and there can never be absolute assurance that any design will succeed in achieving its stated goals under all potential future conditions.

ITEM  16A.     AUDIT  COMMITTEE  FINANCIAL  EXPERT

     Not applicable. Applies to fiscal years  ending  on or after July 15, 2003.

ITEM  16B.     CODE  OF  ETHICS

     Not applicable. Applies to fiscal years ending  on or after July 15, 2003.

ITEM  16C.     PRINCIPAL  ACCOUNTANT  FEES  AND  SERVICES

     Not applicable. Applies to fiscal years ending on or after December 15, 2003.

                                    PART III

ITEM  17.     FINANCIAL  STATEMENTS

     Not  applicable.

ITEM  18.     FINANCIAL  STATEMENTS

INDEX  TO  FINANCIAL  STATEMENTS  AND  SCHEDULES

1. Independent Auditors' Report on the consolidated financial statements of the Company as at December 31, 2002, 2001 and 2000.

2.     Consolidated  Balance  Sheets  at  December  31, 2002 and 2001 (audited).

3. Consolidated Statements of Operations for the years ended December 31, 2002, 2001 and 2000 (audited).

4. Consolidated Statements of Shareholders' Equity for the years ended December 31, 2002, 2001 and 2000 (audited).

5. Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000 (audited).

6.     Notes  to  the  Consolidated  Financial  Statements.

                          INDEPENDENT AUDITORS' REPORT




To  the  Shareholders  of
Mercury  Partners  &  Company  Inc.


We have audited the consolidated balance sheets of Mercury Partners & Company Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.






                                                        "DAVIDSON & COMPANY"
Vancouver, Canada                                       Chartered Accountants
February  5,  2003

                         MERCURY PARTNERS & COMPANY INC.

                           CONSOLIDATED BALANCE SHEETS
                           (Expressed in U.S. dollars)


                                                                        DECEMBER 31,
                                                                ----------------------------
                                                                    2002              2001
                                                                -----------      -----------
ASSETS
CURRENT
 Cash and cash equivalents                                      $   656,580       $  301,383
 Marketable securities (Note 4)                                      14,629          394,346
 Loans, notes and receivables (Note 5)                               51,001        1,015,982
                                                                -----------       ----------
 Total current assets                                               722,210        1,711,711

LONG-TERM INVESTMENTS, COST (Note 6)                                972,318          931,575
LONG-TERM INVESTMENTS, EQUITY (Note 6)                              560,549             -
CAPITAL ASSETS (Note 7)                                              14,641           20,699
                                                                 ----------       ----------
                                                                 $2,269,718       $2,663,985
                                                                 ==========       ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
 Accounts payable and accrued liabilities                        $  123,067       $   92,649
 Marketable securities sold short (Note 8)                             -              70,360
 Due to related party (Note 13)                                      18,714             -
                                                                 ----------       ----------
 Total current liabilities                                          141,781          163,009
                                                                 ----------       ----------

SHAREHOLDERS' EQUITY
 Capital stock
 Authorized unlimited number of common shares issued and
   outstanding 8,183,733 shares at December 31, 2002 and 2001     3,456,139       3,456,139
 Additional paid-in capital                                         971,859         971,859
 Less:  Treasury stock - 2,250,219 common shares (2001 -
    2,250,219)                                                   (1,294,050)     (1,294,050)
 Deficit                                                         (1,006,011)       (632,972)
                                                                 ----------      ----------
                                                                  2,127,937       2,500,976
                                                                 ----------      ----------
                                                                 $2,269,718      $2,663,985
                                                                 ==========      ==========


ORGANIZATION  AND  OPERATIONS  (Note  1)
CONTINGENCIES  (Note  11)
COMMITMENT  (Note  12)


The accompanying notes are an integral part of these consolidated financial statements.

                         MERCURY PARTNERS & COMPANY INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                           (Expressed in U.S. dollars)


                                                            DECEMBER 31,
                                              ---------------------------------------
                                                 2002          2001           2000
                                              ----------    ----------    -----------
REVENUE                                       $ 184,341     $  121,164    $ 501,813
                                              ---------     ----------    ---------

EXPENSES
 Amortization                                     6,058          8,607        9,158
 General and administrative expenses            154,102        134,032      242,830
 Directors and management fees                    1,273        127,842      129,222
 Interest expense                                   267         12,418       68,323
                                              ---------     ----------   ----------
 Total expenses                                 161,700        282,899      449,533
                                              ---------    ----------    ----------
INCOME (LOSS) BEFORE OTHER ITEMS                 22,641       (161,735)      52,280
                                              ---------    ----------    ----------

OTHER INCOME (EXPENSE)
 Equity loss                                    (17,975)          -            -
 Write-down of marketable securities            (16,147)      (753,858)        -
 Write-off of loans, notes and receivables     (361,558)        (3,425)        -
 Excess accrual of accounts payable                -            93,029        91,940
 Loss on settlement of lawsuits (Note 11)          -            (2,629)      (70,205)
                                             ----------     ----------    ----------
 Total other income (expense), net             (395,680)      (666,883)       21,735
                                             ----------     ----------    ----------
NET INCOME (LOSS) FOR THE YEAR               $ (373,039)    $ (828,618)   $   74,015
                                             ==========     ==========    ==========
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE  $    (0.06)    $    (0.17)   $     0.02

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING                                 5,933,514      4,851,401     4,532,423
                                             ==========     ==========    ==========


The accompanying notes are an integral part of these consolidated financial statements.

                         MERCURY PARTNERS & COMPANY INC.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                           (Expressed in U.S. dollars)


                                         Common Shares                              Treasury Shares
                                 -----------------------------                 --------------------------
                                                               Additional                                 Retained
                                     Number                      Paid-in        Number                     Earnings
                                   of Shares       Amount        Capital       of Shares      Amount      (Deficit)       Total
                                 -------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999       4,532,623    $ 2,608,777    $     -          (200)      $    (2,180)  $    121,631   $2,728,228
 Net income for the year                -              -             -            -                -           74,015       74,015
                                 --------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000       4,532,623      2,608,777          -          (200)           (2,180)       195,646    2,802,243
 Shares issued for purchase of
   PMCL (Note 3)                   3,681,310        849,542          -            -                 -             -        849,542
 Shares cancelled                    (30,200)        (2,180)         -           200              2,180           -           -
 Treasury shares held for
   cancellation (Note 3)                -             -          971,859     (2,250,219)      (1,294,050)         -       (322,191)
 Loss for the year                      -             -             -             -                -         (828,618)    (828,618)
                                 --------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2001       8,183,733      3,456,139      971,859     (2,250,219)      (1,294,050)    (632,972)    2,500,976
 Loss for the year                      -             -             -             -                 -        (373,039)    (373,039)
                                 --------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2002       8,183,733    $ 3,456,139    $ 971,859     (2,250,219)     $(1,294,050) $(1,006,011)   $2,127,937
                                 ==================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

                         MERCURY PARTNERS & COMPANY INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (Expressed in U.S. dollars)


                                                         -----------------------------------------
                                                                       DECEMBER 31,
                                                         -----------------------------------------
                                                             2002          2001           2000
                                                         ------------  ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income (loss) for the year                          $  (373,039)  $ (828,618)    $    74,015
 Items not affecting cash:
   Amortization                                                6,058        8,607           9,158
   Equity loss                                                17,975          -               -
   Write-off of loans, notes and receivables                 361,558        3,425             -
   Write-down of marketable securities                        16,147      753,858             -
   Excess accrual of accounts payable                           -         (93,029)        (91,940)

 Changes in non-cash working capital items:
   (Increase) decrease in marketable securities              363,570      205,613      (1,114,383)
   (Increase) decrease in loans, notes and receivables       603,423     (323,477)        355,930
   Increase (decrease) in marketable securities sold
     short                                                   (70,360)      66,751        (103,205)
   Increase (decrease) in accounts payable and
     accrued liabilities                                      30,418      (26,236)       (129,240)
   Increase (decrease) in due to related party                18,714          -           (50,257)
   Increase in assets held for sale                             -             -           222,573
                                                         -----------   ----------     -----------
 Net cash provided by (used in) operating activities         974,464     (233,106)       (827,349)
                                                         -----------   ----------     -----------

CASH FLOWS FROM INVESTING ACTIVITIES
 Proceeds from sale of capital assets                           -             196           4,358
 Acquisition of long-term investments                       (619,267)    (636,222)            -
 Acquisition costs for purchase of PMCL (Note 3)                -         (79,099)            -
 Cash acquired on purchase of PMCL (Note 3)                     -         149,963             -
                                                         -----------   ----------     -----------
 Net cash provided by (used in) investing activities        (619,267)    (565,162)          4,358
                                                         -----------   ----------     -----------

CHANGE IN CASH AND CASH EQUIVALENTS DURING THE YEAR          355,197     (798,268)       (822,991)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                 301,383    1,099,651       1,922,642
                                                         -----------   ----------     -----------
CASH AND CASH EQUIVALENTS, END OF YEAR                   $   656,580   $  301,383     $ 1,099,651
                                                         ===========   ==========     ===========
AS REPRESENTED BY:
 Cash                                                    $   658,580   $  301,383     $    51,234
 Security deposit                                               -            -          1,229,811
 Bank indebtedness                                              -            -           (181,394)
                                                         -----------   ----------     -----------
                                                         $   658,580   $  301,383     $ 1,099,651
CASH PAID DURING THE YEAR FOR INTEREST                   $       267   $   12,418     $    68,323
CASH PAID DURING THE YEAR FOR INCOME TAXES               $        -    $      -       $        -
                                                         ===========   ==========     ===========


SUPPLEMENTAL  DISCLOSURE  WITH  RESPECT  TO  CASH  FLOWS  (Note  14)

The accompanying notes are an integral part of these consolidated financial statements.

                         MERCURY PARTNERS & COMPANY INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002


1.     ORGANIZATION  AND  OPERATIONS

     Mercury Partners & Company Inc. (the "Company") is organized under the Yukon Business Corporations Act. On December 28, 2001, the Company amalgamated with Pacific Mercantile Company Limited (Note 3). The Company currently operates in the financial services industry in Canada, engaging in private equity, merchant banking, consulting activities and asset-based commercial lending.


2.     SIGNIFICANT  ACCOUNTING  POLICIES

     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies adopted by the Company are as follows:

     Use  of  estimates
     The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Principles  of  consolidation
     These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation.

     Cash  and  cash  equivalents
     Cash  and  cash  equivalents  include  highly  liquid  investments  with an
original  maturity  of     three     months  or  less.

     Marketable  securities
     Marketable securities are recorded at the lower of cost or quoted market value on an aggregate basis.

     Loans,  notes  and  receivables
     Provisions are made for doubtful accounts and loan losses on an individual basis.

     Investments
     Investments in companies over which the Company has significant influence are accounted for by the equity method, whereby the original cost of the shares is adjusted for the Company's share of earnings or losses less dividends since significant influence was acquired. Investments in which the Company has no significant influence and that it intends to hold longer than one year are accounted for on the cost basis and reported as long-term investments. Cost of investments includes acquisition costs of shares as well as legal and consulting costs related to maintaining the Company's interest. Investments are written-down to their estimated net realizable value when there is evidence of a decline in value below their carrying amount that is other than temporary.

     Capital  assets  and  amortization
     Capital assets are recorded at cost less accumulated amortization. Amortization is provided for on a straight-line basis over the estimated useful lives of the assets as follows:

Furniture  and  equipment                                               5  years
Computer  equipment                                                     3  years
Leasehold  improvements                                                 5  years

     Foreign  currency  translation
     The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate for the year. Exchange gains and losses arising on translation are included in the statement of operations.

     Revenue  recognition
     Revenue consists principally of gains or losses from trading securities, interest income from loans, other receivables, investments of cash and cash equivalents, and management and merchant banking fees. Interest income is recognized when earned using the effective interest method. Management and merchant banking fees are recorded when services are provided. Gains and losses from trading are recorded when securities are disposed of.

     Earnings  (loss)  per  share
     The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings (loss) per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. This calculation proved to be anti-dilutive for the years ended December 31, 2002 and 2001. There was no dilutive effect for the year ended December 31, 2000 as the stock price was lower than the exercise price of the stock options, warrants and similar instruments.

     Basic earnings (loss) per share is calculated using the weighted-average number of common shares outstanding during the year.

     Stock-based  compensation
     The Company has adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The Company is permitted, and has elected to adopt, the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. Any consideration paid by the option holders to purchase shares is credited to capital stock. There is no effect on the financial statements of either the current period or prior periods presented.

     Income  taxes
     Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

     Comparative  figures
     Certain comparative figures have been reclassified to conform to the current year's presentation.


3.     BUSINESS  COMBINATION

     In June 2001, Pacific Mercantile Company Limited ("PMCL") which owned 2,250,219 common shares, or approximately 49.5% of the Company, began discussions concerning the amalgamation of the two companies.

     On September 26, 2001, shareholders of the Company and PMCL approved the amalgamation of the Company, PMCL and a wholly-owned subsidiary of the Company ("Amalco") (collectively the "Amalgamation"). Under the terms of the Amalgamation, which became effective as of September 28, 2001, each common share of PMCL was exchanged for five common shares of the Company resulting in 3,681,310 shares of the Company being issued to the shareholders of PMCL. The
2,250,219 common shares of the Company owned by PMCL are held in treasury for cancellation. The carrying value of these shares was $322,191. The return to treasury resulted in a reduction of the capital stock of the Company of $1,294,050 and the difference of $971,859 being recorded as "additional paid-in capital" on the Company's balance sheet.

     The acquisition of PMCL was between related parties and was accounted for by the purchase method. Since the acquisition was a non-monetary transaction between related parties, the net assets of PMCL were recorded at book values. The purchase has been recorded as follows:


Cash  and  cash  equivalents                                  $  149,963
Receivables                                                       63,629
Loans  and  notes  receivable                                      1,585
Investments  in  and  advances  to  affiliated  companies        617,544
Marketable  securities                                           176,878
Capital  assets                                                    2,009
Accounts  payable  and  accrued  liabilities                     (82,967)
Acquisition  costs                                               (79,099)
                                                              ----------
Value  of  shares  issued                                     $  849,542
                                                              ==========

     The consolidated balance sheet includes the accounts of the Company and PMCL. The consolidated statements of operations and cash flows for the 2001 fiscal year include the Company's results of operations and cash flows from January 1, 2001 and PMCL's results of operations and cash flows from September 28, 2001 (date of acquisition).

4.     MARKETABLE  SECURITIES

     Marketable  securities  at December 31, 2002 had an aggregate quoted market
value  of  $93,908     (2001  -     $394,346).


5.     LOANS,  NOTES  AND  RECEIVABLES
                                                 2002             2001
                                            -------------------------------
Loans  and  notes  receivable               $    33,346       $    345,638
Receivables                                      17,655            670,344
                                            -------------------------------
                                            $    51,001       $  1,015,982
                                            ===============================

     Included in loans and notes receivable at December 31, 2001 was an outstanding convertible debenture of $200,000 which bore interest at 10% per annum and was to mature on August 23, 2004. The debenture was convertible into common shares of the borrower at the rate of CDN$11.00 per common share. The debenture was secured and subordinated to certain future senior indebtedness. The debenture, as well as $161,558 in loans and notes receivable, were written-off during the current year as management determined the balances to be uncollectable. Also included in loans and notes receivable are secured loans and notes receivable bearing interest ranging from 10% to 18% per annum totaling $33,346 (2001 - $145,638).

     Included in receivables is an amount of $Nil (2001 - $471,372) relating to the sale of Mobile Energy Systems Inc. (Note 6).


6.     LONG-TERM  INVESTMENTS
                                                 2002             2001
                                            -------------------------------
Long-term  investments,  cost               $  972,318         $  931,575
Long-term  investments,  equity                560,549               -
                                            -------------------------------
                                            $1,532,867         $  931,575
                                            ===============================

     Long-term  investments,  cost
     Long-term investments carried at cost consist of shares of publicly traded companies which have a quoted market value at December 31, 2002 of $458,886 (2001 - $990,781).

     Long-term  investments,  equity
     As at December 31, 2001, the Company held an approximate 15% interest in the common shares of North Group Limited ("North Group"). The Company purchased an additional 380,000 shares at a cost of $101,620 during the current year, resulting in a 19% equity interest in the common shares of North Group. Since the companies also have common directors, the Company has significant influence over North Group and in the current year has recorded an equity loss totalling $17,975. During the year ended December 31, 2001, this investment was carried as a marketable security.

     At December 31, 2002, the Company's interest in the book value of North Group's net assets totalled $429,012, while the aggregate market value of the Company's interest at December 31, 2002 was $380,493. The investment is carried at $560,549 and has not been written down as the Company considers the decline to be temporary and that there is no permanent impairment in value.

     The Company acquired a 37.5% interest in Mobile Energy Systems Inc. ("Mobile") in 2001 as a result of the acquisition of PMCL (Note 3). Mobile, a private company incorporated in Alberta, was formed in 1988 by PMCL and the current management of Mobile. On December 31, 2001, the Company sold its interest in Mobile for total consideration of $471,372 (CDN$750,000) which was included in receivables at December 31, 2001 (Note 5). The Company was released from its guarantees provided on behalf of Mobile.

7.     Capital Assets


                                    2002                                     2001
                  ---------------------------------------      -----------------------------------
                                Accumulated      Net                       Accumulated     Net
                  Cost         Amortization    Book Value      Cost      Amortization   Book Value
                  ---------------------------------------      -----------------------------------
Furniture and
 Equipment        $ 31,565     $ 23,057        $   8,508       $ 31,565  $ 19,142       $ 12,423
Computer
 Equipment          48,630       42,674            5,956         48,630    40,620          8,010
Leasehold
 improvements        3,586        3,409              177          3,586     3,320            266
                 ----------------------------------------      ----------------------------------
                 $  83,781     $ 69,140        $  14,641       $ 83,781  $ 63,082       $ 20,699
                 ========================================      ==================================


8.     MARKETABLE  SECURITIES  SOLD  SHORT

     Marketable  securities  sold short at December 31, 2002 had a quoted market
value  of  $Nil  (2001  -     $70,360).


9.     STOCK  OPTIONS

     During the years ended December 31, 2002, 2001 and 2000, no stock options were granted, exercised, forfeited or cancelled.

     The  following  is  a summary of the status of stock options outstanding to
former  management  at     December  31,  2002:


                                       Outstanding Options           Exercisable Options
-------------------------------------------------------------------------------------------
                                            Weighted
                                             Average        Weighted               Weighted
                                            Remaining        Average                Average
                       Number              Contractual       Exercise    Number    Exercise
Exercise Price        of Shares           Life (Years)        Price    of Shares    Price
-------------------------------------------------------------------------------------------
    $1.25              120,000                 2              $1.25     120,000      $1.25
===========================================================================================


10.     FINANCIAL  INSTRUMENTS

     The Company's financial instruments consist of cash and cash equivalents, marketable securities, loans, notes, and receivables, accounts payable and accrued liabilities, and due to related party. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or currency risks arising from these financial instruments. The Company does not believe it is subject to any significant concentration of credit risk. Although cash and cash equivalents balances are held in excess of federally insured limits, they are in place with major financial institutions and major corporations. Loans and notes receivable are secured by assets. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

     Market risk is the risk that the value of a financial instrument might be adversely affected by a change in commodity prices, interest rates or currency exchange rates. The Company manages the market risk associated with commodity prices, interest rates, and currency exchange rates by establishing and monitoring parameters that limit the type and degree of market risk that maybe undertaken.


11.     CONTINGENCIES

     Environmental  contingencies
     The Company disposed of its minerals recovery project in 1995. In connection with this project, the Company was subject to various United States federal, state and local statutes, rules and regulations relating to environmental matters, including provisions related to mine reclamation and the discharge of materials into the environment. The Company may still be held liable for environmental clean-up costs notwithstanding indemnifications obtained from the property lessor and property owners. Currently, no environmental liabilities have been identified or accrued in these consolidated financial statements.

     S.E.C.  Investigation
     In August 1997, the United States Securities and Exchange Commission (the "SEC") and the British Columbia Securities Commission requested documents and information from the Company and other parties with respect to an investigation being conducted by the SEC. The Company is not named in the investigation.

     Litigation
     The Company has been notified of certain legal claims. However, in the opinion of management these claims are without merit and no provision has been made for them in the accounts.

12.     COMMITMENT

     The Company is committed to the following annual payments under a long-term
lease  for     premises:

     2003                                            $  19,192
     2004                                               21,616
     2005                                                1,818

13.     RELATED  PARTY  TRANSACTIONS

     A balance of $18,714 (2001 - $Nil) is owing to an investee company with common directors. The balance is without interest or stated terms of repayment.

     As part of the Company's merchant banking activities, the Company usually appoints a representative to the client company's board of directors. Accordingly, such transactions are deemed to be related party transactions in nature.

     The  Company  entered into the following transactions with related parties:

          a)     Paid  or  accrued  $Nil  (2001  - $119,535; 2000 - $119,798) in
management  fees  to  private     companies  of  the executive management of the
Company.

          b)     Sold  an  investment in a debenture to an investee company with
common  directors  at  a     price  equal  to  the  carrying  amount of $71,012.

          c)     Recovered  acquisition  costs  of  $Nil (2001 - $91,810; 2000 -
$Nil)  from  an  investee     company  with  common  directors  for expenditures
related  to  proxy  solicitation  costs.

     These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.


14.     SUPPLEMENTAL  DISCLOSURE  WITH  RESPECT  TO  CASH  FLOWS

     There  were  no  significant  non-cash  transactions  during the year ended
December  31,  2002.  Significant  non-cash  transactions  for  the  year  ended
December  31,  2001  included:

          a)  The  Company issuing 3,681,310 common shares to acquire PMCL (Note
3).

          b) The Company canceling 30,200 common shares returned to treasury with a value of $2,180.

     There were no significant non-cash transactions during the year ended December 31, 2000.

15.     INCOME  TAXES

     A reconciliation of income tax expense at Canadian statutory rates with the reported taxes is as follows:


                                                             2002        2001       2000
                                                          ---------------------------------
Income (loss) before income taxes                         $(373,039)  $(828,618)  $  74,015
                                                          =================================

Income taxes (recovery)                                   $(147,700)  $(369,564)  $  33,766
Equity loss                                                   7,118        -           -
Expenses recognized for tax purposes                        (44,398)    (10,436)       -
Unrecognized (recognized) benefit of non-capital losses     184,980     380,000     (33,766)
                                                          ---------------------------------
Total income taxes                                        $    -      $    -      $    -
                                                          =================================


Details  of  the  Company's  future  income  tax  assets  are  as  follows:


                                                      2002          2001
                                                  --------------------------
Future income tax assets:
 Non-capital losses available for future periods  $   944,009   $ 1,100,500
 Capital assets                                        64,453        71,400
 Other items                                           27,916        58,000
                                                  -------------------------
                                                    1,036,378     1,229,900
Valuation allowance                                (1,036,378)   (1,229,900)
                                                  -------------------------
                                                  $     -       $      -
                                                  =========================


     The Company has non-capital losses of approximately $2,511,000 available to reduce future years taxable income which expire from 2003 to 2009. The Company also has net capital losses of approximately $4,049,000 which can be carried forward indefinitely and applied against future years taxable capital gains.

     Future  tax  benefits  of  these  losses  have  been  offset by a valuation
allowance  and  have  not  been     recognized  in  these consolidated financial
statements.


16.     SEGMENTED  INFORMATION

     The Company has determined that it has one operating and reportable segment, being the financial services industry, in Canada. Services include private equity and merchant banking and asset-based commercial lending as described in Note 1.


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Material variations in the accounting principles, practices and methods used in the preparation of these consolidated financial statements from principles, practices and methods accepted in the United States ("U.S. GAAP") and in SEC Regulation S-X are described and quantified below.

     The impact of the differences between Canadian GAAP and U.S. GAAP on the consolidated balance sheets, statements of operations and cash flows would be as follows:


                                                               2002         2001
                                                           ------------------------
BALANCE SHEETS
Current assets, Canadian GAAP                               $  722,210   $1,711,711
Unrealized holding gains on trading securities                  79,279       59,206
                                                            -----------------------
Current assets, U.S. GAAP                                      801,489    1,770,917

Long-term investments, cost, Canadian GAAP                     972,318      931,575
Unrealized holding loss on available-for-sale securities      (513,432)           -
                                                            -----------------------

Long-term investments, cost, U.S. GAAP                         458,886      931,575
Long-term investments, equity, Canadian GAAP and U.S. GAAP     560,549            -
Capital assets, Canadian GAAP and U.S. GAAP                     14,641       20,699
                                                            -----------------------
Total assets, U.S. GAAP                                     $1,835,565   $2,723,191
                                                            =======================

Total liabilities, Canadian GAAP and U.S. GAAP              $  141,781   $  163,009
                                                            -----------------------

Shareholders' equity, Canadian GAAP                         $2,127,937   $2,500,976
Unrealized holding loss on available-for-sale securities      (513,432)      59,206
Unrealized holding gain on trading securities                   79,279            -
                                                            -----------------------
Shareholders' equity, U.S. GAAP                              1,693,784    2,560,182
                                                            -----------------------
Total liabilities and shareholders' equity, U.S. GAAP       $1,835,565   $2,723,191
                                                            =======================



                                                          2002        2001        2000
                                                      ------------------------------------
STATEMENTS OF OPERATIONS
Income (loss), Canadian GAAP                          $(373,039)    $(828,618)  $   74,015
Unrealized holding gain on trading securities            79,279          -       1,080,445
                                                      ------------------------------------
Income (loss), U.S. GAAP                              $(293,760)    $(828,618)  $1,154,460
                                                      ====================================
Basic and diluted income (loss) per share, U.S. GAAP  $   (0.05)    $   (0.17)  $     0.25
                                                      ====================================


At December 31, 2002, 2001 and 2000, the total number of potentially dilutive shares excluded from net loss per share was 120,000.

     There is no impact on cash flows as the adjustments to the carrying values of marketable securities and long-term investments required under U.S. GAAP are comprised of unrealized holding gains and losses only.

     Stock-based  compensation
     Under U.S. GAAP, Statements of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS 123") requires companies to establish a fair market value based method of accounting for stock-based compensation plans. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees". Accordingly, compensation cost for cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the option price.

     Under Canadian GAAP, the reporting of stock-based compensation expense in the Company's consolidated financial statements was not required for the years ended December 31, 2001 and

2000. New accounting and disclosure standards were introduced under Canadian GAAP (see Note 2) for fiscal years ending December 31, 2002.

     No stock-based compensation has resulted from the use of SFAS 123 during the years ended December 31, 2002, 2001 and 2000.

     Marketable  securities
     For Canadian GAAP purposes, short term marketable securities are carried at the lower of aggregate cost or current market value, with any unrealized loss included in the statements of operations. Long-term investments are carried on the cost or equity basis and only written-down when there is evidence of a decline in value that is other than temporary.

     Under U.S. GAAP, Statements of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115") requires that certain investments be classified into available-for-sale or trading securities stated at fair market values. Any unrealized holding gains or losses are to be reported as a separate component of shareholders' equity until realized for available-for-sale securities, and included in earnings for trading securities. Under SFAS 115, the Company's investment in marketable securities in the amount of $14,629 would be classified as trading securities and its investment in long-term investment securities carried at cost in the amount of $972,318 would be classified as available-for-sale securities.


                                            Gross         Gross
                               Carrying   Unrealized    Unrealized    Market
                                 Value       Gain          Loss       Value
                               ----------------------------------------------
2002
Trading securities             $  14,629    $  79,279    $    -     $  93,908
Available-for-sale securities    972,318         -        (513,432)   458,886
                               ----------------------------------------------
                               $ 986,947    $  79,279    $(513,432)  $552,794
                               ==============================================



                                             Gross        Gross
                                Carrying   Unrealized   Unrealized     Market
                                 Value        Gain         Loss        Value
                               -----------------------------------------------
2001
Trading securities             $  394,346   $      -     $     -    $  394,346
Available-for-sale securities     931,575       59,206         -       990,781
                               -----------------------------------------------
                               $1,325,921   $   59,206   $     -    $1,385,127
                               ===============================================


     Equity  investments
     U.S. GAAP requires disclosure of summarized financial information for significant equity investments while Canadian GAAP does not. The Company's investment in its equity investee represents approximately 25% of the Company's total assets. Summarized financial information of North Group (audited in accordance with Canadian GAAP) for the year ended December 31, 2002 is as follows:


                                                  2002
                                            ----------------
OPERATING RESULTS
 Revenues                                    $   53,697
 Operating loss                                 (93,969)
 Net loss                                       (93,969)
 Comprehensive loss                             (93,969)
                                             ==========
FINANCIAL POSITION
 Current assets                              $1,711,916
 Non-current assets                             606,616
                                             ----------
 Total assets                                 2,318,532
                                             ==========

 Current liabilities                         $   86,038
 Non-current liabilities                           -
 Capital stock                                2,336,457
 Deficit                                       (103,963)
                                             ----------
 Total liabilities and stockholders' equity  $2,318,532
                                             ==========


     The financial position and results of operations have been translated from Canadian to U.S. dollars at rates in effect at December 31, 2002.

     Comprehensive  income
     Under U.S. GAAP, Statements of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses). The purpose of reporting comprehensive income is to present a measure of all changes in shareholders' equity that result from recognized transactions and other economic events of the year, other than transactions with owners in their capacity as owners. Under Canadian GAAP, the reporting of comprehensive income is not required.

     Comprehensive  income  (loss)  is  as  follows:


                                                2002        2001        2000
                                             -----------------------------------
Income (loss) under U.S. GAAP                $(293,760)  $(828,618)  $1,154,460
Other comprehensive income:
 Unrealized gain (loss) on investments        (513,432)     59,206         -
                                             -----------------------------------
Comprehensive income (loss) under U.S. GAAP  $(807,192)  $(769,412)  $1,154,460
                                             ===================================


     Recent  accounting  pronouncements
     In June 2001, the Financial Accounting Standards Board ("FASB") approved the issuance of Statements of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The statement is effective for fiscal years beginning after December 15, 2001, and is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this statement (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle. Under an exception to the date at which this statement becomes effective, goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the non-amortization and amortization provisions of this statement.

     In June 2001, FASB issued Statements of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143") that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS 143 is required to be adopted effective January 1, 2003.

     In August 2001, FASB issued Statements of Financial Accounting Standards No. 144, "Accounting for the Impairment on Disposal of Long-lived Assets" ("SFAS 144"), which supersedes Statements of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of". SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS 144 is effective for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively.

     In April 2002, FASB issued Statements of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect and eliminates an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Generally, SFAS 145 is effective for transactions occurring after May 15, 2002.

     In June 2002, FASB issued Statements of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146") that nullifies Emerging Issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereby EITF 94-3 had recognized the liability at the commitment date to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with earlier application encouraged.

     In October 2002, FASB issued Statements of Financial Accounting Standards No. 147, "Accounting of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 44 and FASB Interpretation No. 9" ("SFAS 147"). SFAS 147 requires the application of the purchase method of accounting to all acquisitions of financial institutions, except transactions between two or more mutual enterprises. SFAS 147 is effective for acquisitions for which the date of acquisition is on or after October 1, 2002.

     In December 2002, FASB issued Statements of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123" ("SFAS 148"). SFAS 148 amends FASB Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years ending after December 15, 2002.

     The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or results of operations.

ITEM  19.  EXHIBITS

      1.1     Articles  of  Continuance  and  Bylaws(1)

      1.2     Articles  of  Amalgamation(2)

      4.1 Amalgamation Agreement dated August 24, 2001 between the Company, Pacific Mercantile Company Limited and 940296 Alberta Ltd.(3)

      4.2 Share Purchase Agreement dated December 27, 2001 between Mercury Finance Group Inc., Pacific Mercantile Company
              Limited  and  Stephen  Rota.  (4)

      8.1     Subsidiaries  of  the  Company

      10.1    Certification  of  Periodic  Report

---------------
(1) Incorporated by reference to the Company's Form 20-F for the fiscal year ended December 31, 1999.
(2) Incorporated by reference to the Company's Form 20-F for the fiscal year ended December 31, 2001.
(3)  Incorporated by reference to the Company's Form 6-K filed on August 31,
     2001.
(4) Incorporated by reference to the Company's Form 20-F for the fiscal year ended December 31, 2001.

                                   SIGNATURES


     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

     Dated  at  Vancouver, British Columbia, Canada this 27th day of June, 2003.


                                    MERCURY  PARTNERS  &  COMPANY  INC.

                                    By:   /s/  Tom  S.  Kusumoto
                                         ---------------------------------
                                         Tom  S.  Kusumoto
                                         President

                                  CERTIFICATION

I, Tom S. Kusumoto, Chief Executive Officer and Chief Financial Officer of the registrant, certify that:

1. I have reviewed this annual report on Form 20-F of Mercury Partners & Company Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

       a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

       b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

       c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

       a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

       b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

DATED:    JUNE  27,  2003             BY:     /S/  TOM  S.  KUSUMOTO
                                              TOM  S.  KUSUMOTO
                                              CHIEF  EXECUTIVE  OFFICER  AND
                                              CHIEF  FINANCIAL  OFFICER

                         MERCURY PARTNERS & COMPANY INC.

                                    FORM 20-F

                                  EXHIBIT INDEX

EXHIBIT  NO.     DESCRIPTION  OF  EXHIBIT
------------     ------------------------

   8.1           Subsidiaries  of  the  Company

   10.1          Certification  of  Periodic  Report