Form 20-F
period 2003-12-31
MERCURY PARTNERS & CO INC
filed 2004-05-21
CIK 781885

===============================================================================


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

                 For the fiscal year ended December 31, 2003, or

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

     Indicate  by  check  mark which financial statement item the Registrant has
elected  to  follow.  Item  17 [ ]   Item  18 [X]


================================================================================

                                TABLE OF CONTENTS

                                                                        PAGE NO.
                                                                        --------

                                     PART I
ITEM  1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS         4
ITEM  2.     OFFER  STATISTICS  AND  EXPECTED  TIMETABLE                   4
ITEM  3.     KEY  INFORMATION                                              4
             Forward-Looking  Statements                                   4
             Exchange  Rates                                               4
             Selected  Financial  Data                                     4
             Risk  Factors                                                 6
ITEM  4.     INFORMATION  ON  THE  COMPANY                                 9
             History and Development of the Company                        9
             Business  Overview                                            9
             Organizational  Structure                                     13
             Property,  Plants  and  Equipment                             13
ITEM  5.     OPERATING  AND  FINANCIAL  REVIEW  AND  PROSPECTS             13
             Operating  Results                                            14
             Liquidity  and  Capital  Resources                            16
             Research  and  Development,  Patents  and  Licenses           17
             Trend  Information                                            17
             Off-balance  Sheet  Arrangements                              17
             Contractual  Obligations                                      17
ITEM  6.     DIRECTORS,  SENIOR  MANAGEMENT  AND  EMPLOYEES                18
             Directors and Senior Management; Board Practices              18
             Compensation                                                  19
             Employees                                                     20
             Share  Ownership                                              20
ITEM  7.     MAJOR  SHAREHOLDERS  AND  RELATED  PARTY  TRANSACTIONS        20
             Major Shareholders                                            20
             Related  Party  Transactions                                  20
ITEM  8.     FINANCIAL  INFORMATION                                        21
             Consolidated Statements and Other Financial Information       21
             Significant  Changes                                          22
ITEM  9.     THE  OFFER  AND  LISTING                                      22
             Markets  and  Price  History                                  22
ITEM  10.    ADDITIONAL  INFORMATION                                       22
             Articles  and  Bylaws                                         22
             Material  Contracts                                           24
             Exchange  Controls                                            24
             Taxation                                                      25
             Documents  on  Display                                        28
ITEM  11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK    28
ITEM  12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES        29

                                     PART II
ITEM  13.    DEFAULTS, DIVIDEND  ARREARAGES  AND  DELINQUENCIES            29
ITEM  14.    MATERIAL  MODIFICATIONS  TO  THE  RIGHTS  OF
             SECURITY HOLDERS AND  USE  OF  PROCEEDS                       29
ITEM  15.    CONTROLS  AND  PROCEDURES                                     29
ITEM  16.    [RESERVED]                                                    29
ITEM  16A.   AUDIT  COMMITTEE  FINANCIAL  EXPERT                           29
ITEM  16B.   CODE  OF  ETHICS                                              30
ITEM  16C.   PRINCIPAL  ACCOUNTANT  FEES  AND  SERVICES                    30

                                    PART III
ITEM  17.     FINANCIAL  STATEMENTS                                        30
ITEM  18.     FINANCIAL  STATEMENTS                                        30
ITEM  19.     EXHIBITS                                                     51
SIGNATURES
CERTIFICATION

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

EXCHANGE  RATES

In this annual report, unless otherwise specified, all monetary amounts are expressed in United States dollars. The information set forth in this annual report is as at December 31, 2003, unless an earlier or later date is indicated.

SELECTED  FINANCIAL  DATA

The following table summarizes selected consolidated financial data for the Company prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Additional information is presented to show the difference which would result from the application of United States generally accepted accounting principles ("U.S. GAAP") to the Company's financial information. For a description of the differences between Canadian GAAP and U.S. GAAP, see Note 18 of the Company's consolidated financial statements included elsewhere in this annual report. The information in the table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading, "Item 5. Operating and Financial Review and Prospects".

Canadian  GAAP
--------------




                                                                             YEARS ENDED DECEMBER 31,
                                                 -----------------------------------------------------------------------------
                                                                  2002                 2001
                                                    2003          (AS                  (AS                 2000         1999
                                                                  RESTATED(2))         RESTATED(2))
                                                 ----------     ----------------     ----------------    --------     --------
                                                                (in  thousands, other than per share amounts)

Revenues(1)                                      $      76       $     184           $      121          $   502      $   505
Income (loss) before discontinued
   operations                                         (518)           (365)                (799)              74          122
Discontinued operations income (loss)                    -               -                    -                -            -
Net income (loss) from continuing
   operations                                         (518)           (365)                (799)              74          122
Net income (loss) per share from
   continuing operations
 Basic                                               (0.09)          (0.06)               (0.16)            0.02         0.04
 Fully diluted                                       (0.09)          (0.06)               (0.16)            0.02         0.04
Net income (loss) per share from
   discontinued operations
 Basic                                                   -               -                    -                -            -
 Fully diluted                                           -               -                    -                -            -
Total assets                                         2,108           2,261                2,638            2,935        3,235
Net assets                                           2,039           2,119                2,475            2,802        2,728
Debt                                                    69             142                  163              133          507
Shareholders' equity                                 2,039           2,119                2,475            2,802        2,728
Capital stock                                        3,456           3,456                3,456            2,609        2,609
Dividends                                                -               -                    -                -            -
Weighted average common stock
   outstanding, fully diluted
   (in thousands of shares)                          5,934           5,934                4,851            4,532        2,746




------------
(1)  Excludes  revenues  from  discontinued  operations.
(2) During fiscal 2003, the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method as required by Emerging Issues Committee 130 issued by the Canadian Institute of Chartered Accountants (see Note 2 to the Company's consolidated financial statements). The standard requires restatement and therefore financial statements for fiscal 2002 and 2001 have been restated. For more information about the accounting change and restatement see Note 3 to the Company's consolidated financial statements.

U.S.  GAAP
----------




                                                                             YEARS ENDED DECEMBER 31,
                                                 -----------------------------------------------------------------------------
                                                                  2002                 2001
                                                    2003          (AS                  (AS                 2000         1999
                                                                  RESTATED(2))         RESTATED(2))
                                                 ----------     ----------------     ----------------    --------     --------
                                                                (in  thousands, other than per share amounts)

Revenues(1)                                      $     76       $      184           $      121          $   502      $   505
Income (loss) before discontinued
   operations                                        (237)            (286)                (799)           1,154          161
Discontinued operations income (loss)                   -                -                    -                -            -
Net income (loss) from continuing
   operations                                        (237)            (286)                (799)           1,154          161
Net income (loss) per share from
   continuing operations
 Basic                                              (0.04)             (0.05)             (0.16)            0.25         0.06
 Fully diluted                                      (0.04)             (0.05)             (0.16)            0.25         0.06
Net income (loss) per share from
   discontinued operations
 Basic                                                  -                  -                  -                -            -
 Fully diluted                                          -                  -                  -                -            -
Total assets                                        2,109              1,826              2,806            4,022        3,274
Net assets                                          2,040              1,684              2,643            3,883        2,767
Debt                                                   69                142                163              139          507
Shareholders' equity                                2,040              1,684              2,643            3,883        2,767
Capital stock                                       3,456              3,456              3,456            2,609        2,609
Dividends                                               -                  -                  -                -            -

Weighted average common stock
   outstanding, fully diluted (in thousands
   of shares)                                       5,934              5,934              4,851            4,532        2,746




(1)  Excludes  revenues  from  discontinued  operations.
(2) During fiscal 2003, the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method as required by Emerging Issues Committee 130 issued by the Canadian Institute of Chartered Accountants (see Note 2 to the Company's consolidated financial statements). The standard requires restatement and therefore financial statements for fiscal 2002 and 2001 have been restated. For more information about the accounting change and restatement see Note 3 to the Company's consolidated financial statements.

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

ITEM  4.     INFORMATION  ON  THE  COMPANY

HISTORY  AND  DEVELOPMENT  OF  THE  COMPANY

The Company was originally incorporated in 1952 under the Canada Corporations Act and was continued under the Canada Business Corporations Act in 1980 and amalgamated with Metanetix Corporation and Canadian Capital Financial Markets (C.C.F.M.) Inc. on January 1, 1995. The Company changed its name on January 22, 1999 from "Hariston Corporation" to "Midland Holland Inc." On January 24, 2000, the Company was continued under the Business Corporations Act (Yukon) under the name "Mercury Partners & Company Inc." On December 28, 2001, the Company completed an amalgamation with Pacific Mercantile Company Limited ("PMCL"). The Company's principal place of business is Suite 613, 375 Water Street, Vancouver, British Columbia, Canada V6B 5C6 and its telephone number is (604) 689-7565.

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

On September 26, 2001, shareholders of PMCL and the Company approved the amalgamation between the companies (the "Amalgamation"). Prior to the Amalgamation, PMCL was the largest shareholder of the Company, owning 2,250,219 common shares or approximately 49.5% of the Company.

Under the terms of the Amalgamation Agreement between the Company, PMCL and 940296 Alberta Ltd., a wholly owned subsidiary of the Company, each common share of PMCL was exchanged for five common shares of the Company following the amalgamation of PMCL and 940296 Alberta Ltd., resulting in 3,681,310 shares of the Company being issued to the shareholders of PMCL. The 2,250,219 common shares of the Company owned by PMCL, which had a carrying value of $322,191, are held in treasury for cancellation. See Note 13 of the Company's consolidated financial statements included elsewhere in this annual report.

BUSINESS  OVERVIEW

The Company is a publicly traded financial services company engaging primarily in private equity and merchant banking activities in Canada and the United States. The Company's shares are quoted on the NASD OTC Bulletin Board ("OTC") in the United States under the symbol "MYPIF" and on the TSX Venture Exchange, in U.S. dollars, under the symbol "MYP.U". The Company's investment objective is to acquire influential ownership in companies and, through direct involvement, bring about the changes required to realize their potential value. The Company concentrates on return on investment and cash flow to build long-term shareholder value. Accordingly, the Company continually evaluates its existing investments and operations and investigates the possible acquisition of new businesses.

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

  (e) companies which have under-performing management but still have underlying business value.

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

     Management  and  Leveraged  Buy-Outs

The Company invests and assists in arranging financing for a management or succession-leveraged buy-out of a business. The Company invests in equity and mezzanine securities arising from leveraged acquisitions and recapitalizations and other similar types of transactions which involve significant financial leverage. The Company structures transactions that allow owners to sell part of their equity in advance of their departure while maintaining management continuity.


     Turn-Arounds  or  Workouts

The Company invests in the securities of distressed or troubled companies or assets where the business value is evident but the company suffers from financial or non-financial difficulties. The Company also invests in companies with underperforming management, where the underlying business value is still evident. The Company works to bring about the change required to realize the strategic value of these businesses.

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

During 2003, the Company increased its ownership interest in North Group Limited ("North Group") (formerly Takla Star Resources Ltd.) to 2,500,000 or approximately 19.9% of the issued and outstanding shares of North Group through purchases on the TSX Venture Exchange. North Group is a public mining and investment company with cash, marketable securities loans receivable and long-term investments of approximately Cdn $3.6 million. The shareholders of North Group elected a dissident board of directors supported by the Company at North Group's 2001 annual general meeting held on June 6, 2001. Following the election of the Company's nominees to the board of North Group, the management of the company embarked on a program to deliver increased value by reducing overhead costs and disposing of all non-performing assets or investments.

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

As of December 31, 2003, the Company owned in aggregate 5,168,700 common shares of Cybersurf Corp. ("Cybersurf") purchased through the facilities of the TSX Venture Exchange. Cybersurf is the largest independent internet service provider in Canada.

The Company proposed a dissident slate of directors for election at the November 27, 2002 Cybersurf shareholders' meeting. On November 12, 2002, Fairvest Corporation, a leading provider of Canadian corporate governance research to institutional investors, recommended that Cybersurf shareholders vote in favour of the Company's slate of directors because Cybersurf's corporate governance profile was unacceptable. The dissident slate was defeated by the Cybersurf management slate by a narrow margin. The Company brought an application under the Business Corporations Act (Alberta) in the Alberta Court of Queen's Bench regarding issues relating to the Cybersurf meeting and the rulings of the chair of the meeting. The Alberta court dismissed the application on February 21, 2003. The Company has appealed the decision. In April 2003, the Company requested a meeting of Cybersurf shareholders which is expected to be held in the fourth quarter of fiscal 2004 after being postponed twice.

During fiscal 2003, Cybersurf filed a Statement of Claim in the Alberta Court of Queen's Bench against the Company, several of its directors and other defendants claiming that the defendants conspired to illegally take over Cybersurf. The Company is vigorously defending this matter and does not believe this claim will have a significant effect on the Company's financial position or profitability.

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

ORGANIZATIONAL  STRUCTURE

The following is a list of the Company's significant, but inactive, operating subsidiaries as of December 31, 2003:





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

ITEM  5.     OPERATING  AND  FINANCIAL  REVIEW  AND  PROSPECTS

The following discussion and analysis of the financial condition and results of operations of the Company for the three years ended December 31, 2003, 2002 and 2001 should be read in conjunction with the consolidated financial statements and related notes included in this annual report. The Company's financial statements included herein were prepared in accordance with Canadian generally accepted accounting principles and are expressed in U.S. dollars. Additional information is presented to show the difference which would result from the application of U.S. GAAP to the Company's financial information. For a reconciliation of the Company's financial statements included herein to U.S. GAAP, see Note 18 to the financial statements. Certain reclassifications may have been made to the prior periods' financial statements to conform to the current period's presentation.

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

RESTATEMENT  OF  FISCAL  2002  AND  2001  FINANCIAL  STATEMENTS

In accordance with Emerging Issues Committee (EIC) 130 of The Canadian Institute of Chartered Accounts (CICA) Handbook, the Company has changed from the temporal method of accounting for foreign exchange translation to the current rate method. Accordingly, the Company has restated its financial statements for the years ending December 31, 2002 and 2001. Please see Note 3 to the Company's financial statements for more information.

OPERATING  RESULTS

The Company operates in both the United States and Canada and, as such, the Company's consolidated financial results are subject to foreign currency exchange rate fluctuations. The Company reports its results of operations in U.S. dollars and translates assets and liabilities into U.S. dollars at the rate of exchange on the balance sheet date. Unrealized gains and losses from these translations are recorded on the consolidated balance sheet as "Cumulative translation adjustment".

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


The  Company's  financial results for the past three years are summarized below.




                                              YEAR ENDED DECEMBER 31,
                         -----------------------------------------------------------------
                                                  2002                      2001
                            2003             (AS RESTATED(1))          (AS RESTATED(1))
                         ----------       ----------------------    ----------------------
Revenue                  $  75,704        $    184,341              $    121,164
Expenses                   176,804             153,450                   253,702
Net loss                  (517,555)           (364,789)                 (799,421)
Net loss per share           (0.09)              (0.06)                    (0.16)




(1) During fiscal 2003, the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method as required by Emerging Issues Committee 130 issued by the Canadian Institute of Chartered Accountants (see Note 2 to the Company's consolidated financial statements). The standard requires restatement and therefore financial statements presented for fiscal 2002 and 2001 have been restated. For more information about the accounting change and restatement see Note 3 to the Company's consolidated financial statements.



Revenues during fiscal 2003, 2002 and 2001 were generated from the Company's merchant banking operations, investment income from the Company's private equity investments and oil and gas royalties. In fiscal 2003, the Company's revenues decreased to $75,704 compared to revenues of $184,341 and $121,164 for the periods ending December 31, 2002 and 2001, respectively.

Expenses increased to $176,804 in fiscal 2003 compared to $153,450 in fiscal 2002 and $253,702 in fiscal 2001. General and administrative expenses increased marginally during the year as the Company no longer recovers Canadian Goods and Services Taxes (GST) on goods and services purchased. The Company did not pay management fees in 2003 or 2002 but paid management fees of $119,535 in 2001.

During the year ended December 31, 2003 the Company recorded a gain of $108,065 as a result of the recovery of loan and receivables which had been written off in fiscal 2002. The Company recorded a charge of $426,950 against long-term investments and paid $99,707 in exercise tax due to a re-assessment in GST, which were recorded in other income.

The Company reported a net loss of $517,555 in fiscal 2003 compared to a net loss of $364,789 in fiscal 2002 and a net loss of $799,421 in fiscal 2001. Basic and diluted loss per common share was $0.09 in 2003 compared to losses of $0.06 and $0.16 in fiscal 2002 and 2001, respectively.

The Company and certain of its subsidiaries have tax loss carry-forwards and other tax attributes, the amount and availability of which are subject to certain qualifications, limitations and uncertainties.

INFLATION

The Company does not believe that inflation has had a material impact on revenues or income over the past three fiscal years.

FOREIGN  CURRENCY

The Company's operations are conducted in international markets and its consolidated financial results are subject to foreign currency exchange rate fluctuations. During fiscal 2003 the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method as required by EIC 130 issued by the CICA (see Note 2 to the Company's consolidated financial statements). The standard requires restatement and therefore, financial statements for all periods presented have been restated. The cumulative impact of this change as at December 31, 2001 was to create a cumulative translation adjustment of $55,198, a decrease of $26,001 in assets and an offsetting decrease in deficit of $29,197. The impact of this change as at December 31, 2002 was a decrease of $8,904 in cumulative translation adjustment, an increase of $17,154 in assets and an offsetting decrease in deficit of $8,250. The impact of this change on net loss for the years end December 31, 2002 and 2001 was a decrease of $8,250 ($0.00 per share) and a decrease of $29,197 ($0.01 per share), respectively.


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


MARKETABLE  SECURITIES

Marketable securities are recorded at the lower of cost or quoted market value on a specific identification basis.

LONG-TERM  INVESTMENTS

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

A decline in market value may be only temporary in nature or may reflect conditions that are more persistent. Declines may be attributable to general market conditions, either globally or regionally, that reflect prospects of the economy as a whole or prospects of a particular industry or a particular company. Such declines may or may not indicate the likelihood of ultimate recovery of the carrying amount of a security. Management regularly reviews the Company's portfolio position to determine whether other than temporary decline exists.

In determining whether the decline in value is other than temporary, quoted market price is not the only deciding factor, particularly for thinly-traded securities, large block holdings and restricted shares.

LIQUIDITY  AND  CAPITAL  RESOURCES

The Company's principal assets consist of securities, loan and receivables, long term investments and stock of its direct subsidiaries. The Company continuously evaluates its existing operations and investigates possible acquisitions of new businesses and dispositions of businesses in order to maximize its ultimate economic value to shareholders. Accordingly, while the Company does not have any material arrangement, commitment or understanding with respect thereto (except as disclosed in this annual report), further acquisitions, divestitures, investments and changes in capital structure are possible.

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

At December 31, 2003, the Company's readily available cash and cash equivalents decreased to $241,105 compared to $656,580 at December 31, 2002. Additional sources of liquidity at December 31, 2003 included $110,000 in marketable securities and $51,651 in loan and receivables, compared to $14,629 in marketable securities and $51,001 in loans and receivables at December 31, 2002. The market value of marketable securities as of December 31, 2003 was $390,580. Total current assets at December 31, 2003 fell to $402,756 from $722,210 the year earlier.

The Company believes that it has sufficient working capital to meet its present requirements.

In fiscal 2003 operations used cash of $273,921 compared with operations providing cash of $984,714 during fiscal 2002 and using cash of $203,909 during fiscal 2001.

Investing activities used cash of $244,152 during fiscal 2003 compared to using cash of $619,267 in fiscal 2002 and using cash of $565,162 in fiscal 2001. Financing activities provided no cash in fiscal 2003, 2002 and 2001.

FINANCIAL  POSITION

Total assets of the Company at December 31, 2003 were $2.1 million, compared to $2.3 million at December 31, 2002. The Company's long-term assets included meaningful equity ownership in TSX-Venture Exchange-listed companies:

     North  Group  Limited and Cybersurf Corp.

North Group is a mining and investment company with cash, marketable securities, loans receivable and long-term investments securities of approximately $3.6 million Canadian dollars. North Group trades on the TSX Venture Exchange under the trading symbol "NOR".

The Company owned approximately 19% of the issued and outstanding shares of North Group as of the year ended December 31, 2003. The shareholders of North Group elected a dissident board of directors supported by the Company at the North Group's 2001 annual general meeting. Following the election of the Company's nominees to the board of North Group, the management of the Company embarked on a program to deliver increased value by reducing overhead costs and disposing of all non-performing assets or investments.

     Cybersurf  Corp.

As of December 31, 2003, the Company owned approximately 16% of the issued and outstanding shares of Cybersurf, a Canadian independent internet service provider (ISP) whose share price, in the Company's view, was suffering from a combination of misguided business strategy, poor corporate governance and high overhead. The Company was unsuccessful in having its nominees elected to the board of Cybersurf at the company's annual general meeting held on November 28, 2002. In April 2003, the Company requested a meeting of Cybersurf shareholders which is expected to be held in the fourth quarter of fiscal 2004 after being postponed twice. During fiscal 2003, Cybersurf filed a Statement of Claim in the Alberta Court of Queen's Bench against the Company, several of its directors and other defendants claiming that the defendants conspired to illegally take over Cybersurf. The Company is vigorously defending this matter and does not believe this claim will have a significant effect on the Company's financial position or profitability.

     The Company's liabilities were reduced to $69,260 in fiscal 2003 from $141,781 in fiscal 2002.

SHAREHOLDERS'  EQUITY

Shareholders' equity declined to $2.0 million in fiscal 2003 from $2.1 million in fiscal 2002 due largely to the net loss incurred during the year. The Company had 8,183,733 shares issued and outstanding as of December 31, 2003 of which 2,250,219 were held in treasury for cancellation.

RESEARCH  AND  DEVELOPMENT,  PATENTS  AND  LICENSES

Not  applicable.

TREND  INFORMATION

For the current financial year, the Company is not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

OFF-BALANCE  SHEET  ARRANGEMENTS

We  do  note  have  any  off-balance  sheet  arrangements.

CONTRACTUAL  OBLIGATIONS




                                                 PAYMENTS DUE BY PERIOD
                                 -----------------------------------------------------
                                             less                               more
                                             than 1        1-3       3-5        than 5
Contractual Obligations          Total       year          years     years      years
-----------------------          -----       ------        -----     -----      ------
Operating Lease Obligations      $23,434     $21,616       $1,818      -          -
                                 -------     -------       ------    -----      ------
Total                            $23,434     $21,616       $1,818      -          -
                                 =======     =======       ======    =====      ======



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

The following table sets out certain information concerning the directors and executive officers of the Company:




                                                                                        Expiration of
Name and Present                                                                        Current Term
Position with the Company      Principal Occupation                Director Since       of Office
-------------------------      ---------------------               --------------       --------------

Tom S. Kusumoto(1)
President, Secretary
and Director                   Managing Director, President,       August 25, 1998         2005(2)
                               and Secretary, Mercury Partners
                               & Company Inc.;
                               Director and President,
                               North Group Limited; Director
                               and President, Pacific Northwest
                               Partners Limited; Director,
                               Wavefire.com Inc.; formerly
                               corporate finance analyst with
                               Haywood Securities Inc.

Greg MacRae(1)
Director                       Director, Mercury                   August 7, 2003          2004(2)
                               Partners & Company Inc.; Director
                               and Secretary, Pacific Northwest
                               Partners Limited; Director, LML
                               Payment Systems Inc.; Director
                               and President, CSI Capital
                               Solutions Inc.; Director and
                               Secretary, North Group Limited

Alex W. Blodgett(1)
Director                       Director, Mercury Partners &        August 25, 1998         2006(2)
                               Company Inc.; Managing Director,
                               Corporate Finance, Evans & Evans,
                               Inc.; Director, North Group
                               Limited; formerly, Vice President,
                               Oxford Bancorp Inc.; formerly,
                               Partner, Gordon Capital Corporation;
                               Formerly, Vice President of Corporate
                               Finance, Bankers Trust Company




(1)     Members  of  the  Audit  Committee.
(2) Directors' terms expire at the Company's annual meeting of shareholders for the applicable fiscal year. The annual meeting is typically held following the completion at the fiscal year. The annual meeting for the fiscal year ended December 31, 2003 is scheduled to be held on June 30, 2004, at which Mr. MacRae's term will expire. Mr. MacRae has been nominated for election to serve for a term of three years until the annual meeting of shareholders for fiscal 2006, to be held in 2007.

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

EMPLOYMENT  AGREEMENTS  AND  TERMINATION  OF  EMPLOYMENT  ON  CHANGE  OF CONTROL

There are no employment contracts between the Company and its directors or executive officers, nor are there any arrangements with the Company's directors or executive officers for compensation in the event of resignation, retirement or any other termination with the Company or change in the directors' or executive officers' responsibilities following a change of control.

COMPENSATION

During the fiscal year ended December 31, 2003, the Company did not pay any compensation to its directors. The Company has not issued or granted any incentive stock options to either the Company's directors or officers or any other non-cash compensation, as more particularly described below. No other funds were set aside or accrued by the Company during the fiscal year ended December 31, 2003 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company.

The Company is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to certain of its directors and executive officers. The following fairly reflects material information regarding compensation paid thereto.

EXECUTIVE  COMPENSATION

The following table sets forth certain summary information concerning compensation paid or accrued for services rendered to the Company in all capacities during each of the last three financial years of the Company to its Chief Executive Officer and to the other executive officers of the Company who received a combined salary and bonus in excess of Cdn $100,000 during the financial year ended December 31, 2003 (the "Named Executive Officer"):

                           SUMMARY COMPENSATION TABLE



                                                     Annual          Long-Term
                                                  Compensation      Compensation
                                                  ------------      ------------
                                                                       Awards
                                                                    -------------
                             Fiscal Year                            Securities Under        All Other
Name and                     Ended                 Salary           Options Granted         Compensation
Principal Position           December 31,           ($)                   (#)                    ($)
------------------          -------------         -------           ----------------        ------------
Tom S. Kusumoto(1)              2003                 -                     -                      -
President                       2002                 -                     -                      -
                                2001             60,000(2)                 -                      -
----------------
(1)  Tom S. Kusumoto was appointed President of the Company on August 25, 1998.
(2)  Paid as fees to Geko Bank Corp., a company wholly-owned by Tom S. Kusumoto.




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


OPTION  GRANTS  DURING  THE  MOST  RECENTLY  COMPLETED  FISCAL  YEAR

The Company did not grant any options to the Named Executive Officer during the fiscal year ended December 31, 2003.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

The Named Executive Officer does not hold any options or freestanding SARs to acquire securities of the Company and did not acquire any securities of the Company on the exercise of options or freestanding SARs during the financial year ended December 31, 2003.

EMPLOYEES

As  at  December  31,  2003,  the  Company  employed  three  people.

SHARE  OWNERSHIP

As at May 21, 2004, the Named Executive Officer beneficially owns, directly or indirectly 552,490 shares, or approximately 6.75%, of the Company's outstanding common shares.

ITEM  7.     MAJOR  SHAREHOLDERS  AND  RELATED  PARTY  TRANSACTIONS

MAJOR SHAREHOLDERS

To the knowledge of the Company's directors and senior officers, the following table sets forth certain information as at May 21, 2004 concerning the ownership of the Company's common shares as to each person known by the directors and senior officers, based solely upon public records and filings, to be the direct and/or indirect owner of more than 5% of the Company's common shares:




                       IDENTITY OF                                PERCENTAGE
TITLE OF CLASS         PERSON OR GROUP       AMOUNT OWNED         OF CLASS
--------------         --------------        ------------         ----------
Common Shares          Tom S. Kusumoto(1)       552,490             6.75%




------------------
(1) The shares are held by Geko Bank Corp., a company wholly-owned by Tom S. Kusumoto.

All of the Company's common shares carry the same voting rights. The Company's officers and directors, as a group, own or control, directly or indirectly, an aggregate of 552,490 common shares, representing approximately 6.75% of the Company's outstanding common shares.

SHAREHOLDER  DISTRIBUTION

As at May 17, 2004, there were approximately 62 holders of record of the Company's common shares. Approximately 1,985,875, OR 24.3%, of the Company's common shares are held of record by 32 U.S. holders.

RELATED  PARTY  TRANSACTIONS

Other than as disclosed herein, to the best of the Company's knowledge, there have been no material transactions since January 1, 2003 to which the Company was or is a party and in which a director or officer of the Company, or any relative or spouse of any director or officer, or any relative of such spouse who has the same home as such person or who is a director or officer of any subsidiary of the Company, has or will have a direct or indirect material interest, nor were any directors or officers of the Company, or any associates of such directors or officers, indebted to the Company or any of its subsidiaries during this period.

During the year ended December 31, 2002, the Company sold an investment in a debenture to an investee company with common directors at a price equal to the carrying amount of $71,012.

ITEM  8.     FINANCIAL  INFORMATION

CONSOLIDATED  STATEMENTS  AND  OTHER  FINANCIAL  INFORMATION

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

The following is a description of material legal proceedings involving the Company.

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

CYBERSURF  LITIGATION

During the year, Cybersurf filed a Statement of Claim in the Alberta Court of Queen's Bench against the Company, several of its directors and other defendants claiming that the defendants illegally attempted to takeover Cybersurf. The Company is vigorously defending this matter and does not believe this claim will have a significant effect on the Company's financial position or profitability.

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


ITEM  9.     THE  OFFER  AND  LISTING

MARKETS  AND  PRICE  HISTORY

The Company's common shares are quoted on the OTC Bulletin Board under the symbol "MYPIF" and, on the TSX Venture Exchange, in U.S. dollars, under the symbol "MYP.U". The following table sets forth the high and low sales prices of the Company's common shares on the OTC and TSX Venture Exchange for the periods indicated:




                                    OTC                 TSX VENTURE EXCHANGE
                           ---------------------     --------------------------
                              HIGH          LOW         HIGH               LOW
                            --------      -------     --------           -------
ANNUAL HIGHS AND LOWS

1999                         0.43         0.001           -                -
2000(1)                      1.25         0.125          0.20            0.15
2001                         0.28          0.08          0.35            0.12
2002                         0.76          0.15          0.65            0.13
2003                         0.75          0.23          0.60            0.15

QUARTERLY HIGHS AND LOWS

2002
First Quarter                0.27          0.15          0.30            0.13
Second Quarter               0.51          0.24          0.55            0.35
Third Quarter                0.45          0.24          0.56            0.40
Fourth Quarter               0.76          0.24          0.65            0.45
2003
First Quarter                0.75          0.40          0.60            0.50
Second Quarter               0.55          0.35          0.55            0.35
Third Quarter                0.35          0.35          0.35            0.24
Fourth Quarter               0.35          0.23          0.24            0.15

MOST RECENT SIX MONTHS: HIGHS AND LOWS

2003
December                     0.25          0.23          0.185           0.185
2004
January                      0.23          0.23          0.185            0.17
February                     0.23          0.23          0.19             0.17
March                        0.23          0.23          0.19             0.19
April                        0.23          0.15          0.22             0.15
May(2)                       0.20          0.20          0.22             0.15




----------------
(1) The Company's common shares were listed on the TSX Venture Exchange as of November 27, 2000.
(2)  As of May 20, 2004.

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

The Company's Articles provide for three classes of directors with staggered terms. Each director holds office until the expiry of his term or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Company's Bylaws or with the provisions of the Business Corporations Act (Yukon). At each annual meeting of the Company, a class of directors is elected to hold office for a three-year term. Successors to the class of directors whose term expires are identified as being of the same class as the directors they succeed and are elected to hold office for a term expiring at the third succeeding annual meeting of shareholders. A director appointed or elected to fill a vacancy on the board of directors holds office for the unexpired term of his predecessor.

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

MATERIAL  CONTRACTS

Except for contracts entered into in the normal course of business, there have been no material contracts entered into by the Company during the preceding two years.

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

     Capital  Gains

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a common share of the Company unless such share represents "taxable Canadian property" (as defined in the ITA) to the holder thereof. The Company's common shares generally will be considered taxable Canadian property to a non-resident holder if:

  (a)   the  non-resident  holder;

  (b)   persons  with whom the non-resident holder did not deal at arm's length;
        or

  (c) the non-resident holder and persons with whom such non-resident holder did not deal at arm's length,

owned or had an interest in an option in respect of not less than 25% of the issued shares of any class of the Company's capital stock at any time during the 60-month period immediately preceding the disposition of such shares. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

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

DOCUMENTS  ON  DISPLAY

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with these requirements, the Company files reports and other information with the SEC. These materials, including this annual report and the exhibits hereto, may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 175 West Jackson Boulevard, Suite 900, Chicago, Illinois 60604, and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the principal office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC's public reference facilities by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

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

The Company's reporting currency is the U.S. dollar. The majority of the Company's foreign exchange rate exposure for financial statement reporting purposes relates to the translation of the Company's Canadian dollar investments into U.S. dollars which is impacted by changes in the exchange rate between the U.S. dollar and the Canadian dollar. Significant fluctuations in the U.S. dollar to Canadian dollar exchange rate affect the number of Canadian dollars required to satisfy the Company's debts denominated in U.S. dollars. As of December 31, 2003 the majority of all of the Company's investments were in Canadian dollars.

The Company has prepared a sensitivity analysis to assess the impact of exchange rate fluctuations on its 2003 operating results. Based on this analysis, the Company estimates that a 5% increase in the exchange rate for the U.S. dollar to the Canadian dollar would have decreased the Company's reported net loss for 2003 by approximately $25,878.

ITEM  12.     DESCRIPTION  OF  SECURITIES  OTHER  THAN  EQUITY  SECURITIES

Not  Applicable.

                                     PART II

ITEM  13.     DEFAULTS,  DIVIDEND  ARREARAGES  AND  DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM  15.     CONTROLS  AND  PROCEDURES

  (a) We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and timely reported. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported as and when required.

  (b) There have been no changes in our internal controls over financial reporting or other factors that could significantly affect these controls during fiscal 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM  16.     [RESERVED]

ITEM  16A.     AUDIT  COMMITTEE  FINANCIAL  EXPERT

Our board of directors has determined that Alex Blodgett is an "audit committee financial expert" as defined in Item 16A of Form 20-F under the Exchange Act, and that Mr. Blodgett is independent under the applicable rules promulgated by the SEC.

ITEM  16B.     CODE  OF  ETHICS

On  May 18, 2004 our board of directors adopted a Code of Ethics, as defined in
Item 16B of Form 20-F. Our Code of Ethics applies to our senior financial officers, including our Chief Executive Officer and persons performing similar functions, as well as to our directors and other officers and employees. Our Code of Ethics is attached to this annual report as Exhibit 11.1.


ITEM  16C.     PRINCIPAL  ACCOUNTANT  FEES  AND  SERVICES

The following table summarizes the aggregate fees billed to us by Davidson & Company during the fiscal years ended December 31, 2003 and 2002:




                                    YEARS ENDED DECEMBER 31,
                             --------------------------------------
                                2003                        2002
                             ----------                  ----------
                                       (Canadian dollars)
                             $                           $
Audit Fees                    36,500                      27,050
Audit Related Fees              -                           -
Tax Fees                       6,650                       4,550
All Other Fees                  -                           -
                             -------                     -------
Total                         43,150                      31,600




     AUDIT  COMMITTEE'S  PRE-APPROVAL  POLICIES  AND  PROCEDURES

We have adopted pre-approval policies and procedures under which all audit and non-audit services provided by our external auditors must be pre-approved by the audit committee. Any service proposals submitted by external auditors need to be discussed and approved by the audit committee. Once the proposed services are approved, we formalize the engagement of service. The approval of any audit and non-audit services to be provided by our external auditors is specified in the minutes of our audit committee.


                                    PART III

ITEM  17.     FINANCIAL  STATEMENTS

Not  applicable.

ITEM  18.     FINANCIAL  STATEMENTS

INDEX  TO  FINANCIAL  STATEMENTS  AND  SCHEDULES

1. Independent Auditors' Report on the consolidated financial statements of the Company as at December 31, 2003 and 2002.

2.     Consolidated  Balance  Sheets  at  December  31,  2003  and  2002.

3. Consolidated Statements of Operations for the years ended December 31, 2003, 2002 and 2001.

4. Consolidated Statements of Shareholders' Equity for the years ended December 31, 2003, 2002 and 2001.

5. Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001.

6.     Notes  to  the  Consolidated  Financial  Statements.

                         MERCURY PARTNERS & COMPANY INC.
                         -------------------------------


                        CONSOLIDATED FINANCIAL STATEMENTS
                        ---------------------------------
                           (EXPRESSED IN U.S. DOLLARS)
                           ---------------------------


                                DECEMBER 31, 2003
                              -------------------

                          INDEPENDENT AUDITORS' REPORT




To  the  Shareholders  of
Mercury  Partners  &  Company  Inc.


We have audited the consolidated balance sheets of Mercury Partners & Company Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

As described in note 3, the accompanying consolidated financial statements of Mercury Partners & Company Inc., as at December 31, 2002 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2002 and 2001 have been restated.



                                                         "DAVIDSON & COMPANY"
Vancouver,  Canada                                       Chartered  Accountants
February  13,  2004

                         MERCURY PARTNERS & COMPANY INC.

                           CONSOLIDATED BALANCE SHEETS
                           (Expressed in U.S. dollars)




                                                                ---------------------------------------
                                                                              DECEMBER 31,
                                                                ---------------------------------------
                                                                                               2002
                                                                    2003                  (AS RESTATED
                                                                                            - NOTE 3)
                                                                ------------              -------------
ASSETS
CURRENT
 Cash and cash equivalents                                      $  241,105                $  656,580
 Marketable securities (Note 4)                                    110,000                    14,629
 Loan and receivables (Note 5)                                      51,651                    51,001
                                                                ----------                ----------
 Total current assets                                              402,756                   722,210


LONG-TERM INVESTMENTS, COST (Note 6)                               998,127                   973,483
LONG-TERM INVESTMENTS, EQUITY (Note 6)                             696,070                   550,599
PROPERTY AND EQUIPMENT (Note 7)                                     11,267                    14,579
                                                                ----------                ----------
 Total assets                                                   $2,108,220                $2,260,871
                                                                ==========                ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
 Accounts payable and accrued liabilities                       $   69,260                $  123,067
 Due to related party (Note 8)                                         -                      18,714
                                                                ----------                ----------
 Total current liabilities                                          69,260                   141,781
                                                                ----------                ----------

CONTINGENCIES (NOTE 10)
COMMITMENT (NOTE 14)
SHAREHOLDERS' EQUITY
 Capital stock
 Authorized
   Unlimited number of common shares
   Unlimited number of Class A preferred shares
 Issued and outstanding 8,183,733 shares at December 31, 2003
   and 2002                                                      3,456,139                 3,456,139
 Additional paid-in capital                                        971,859                   971,859
 Less:  Treasury stock - 2,250,219 common shares at
   December 31, 2003 and 2002                                   (1,294,050)               (1,294,050)
 Cumulative translation adjustment                                 391,131                   (46,294)
 Deficit                                                        (1,486,119)                 (968,564)
                                                                ----------                -----------
Total shareholders' equity                                       2,038,960                  2,119,090
                                                                ----------                -----------
Total liabilities and shareholders' equity                      $2,108,220                $ 2,260,871
                                                                ==========                ===========


ORGANIZATION  AND  OPERATIONS  (Note  1)
ON  BEHALF  OF  THE  BOARD




The accompanying notes are an integral part of these consolidated financial statements.

                         MERCURY PARTNERS & COMPANY INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                           (Expressed in U.S. dollars)




                                                 ---------------------------------------------
                                                                 DECEMBER 31,
                                                 ---------------------------------------------
                                                   2003             2002              2001
                                                               (AS RESTATED       (AS RESTATED
                                                                 - NOTE 3)          - NOTE 3)
                                                 ---------     ------------       ------------
REVENUE                                          $  75,704     $   184,341        $   121,164
                                                 ---------     -----------        ------------
EXPENSES
 Amortization                                        4,229           6,058              8,607
 General and administrative (Note 9)               169,006         145,852            104,835
 Directors and management fees                       3,529           1,273            127,842
 Interest                                               40             267             12,418
 Total expenses                                    176,804         153,450            253,702
                                                 ---------     -----------        -----------
INCOME (LOSS) BEFORE OTHER INCOME (EXPENSE)       (101,100)         30,891           (132,538)
                                                 ---------     -----------        -----------

OTHER INCOME (EXPENSE)
 Equity income (loss) (Note 6)                       2,397         (17,975)              -
 Write-down of marketable securities                  (260)        (16,147)          (753,858)
 Write-down of long-term investments              (426,950)           -                  -
 Recovery (write-down) of loan and receivables
  (Note 5)                                         108,065        (361,558)            (3,425)
 Excess accrual of accounts payable                   -               -                93,029
 Excise tax re-assessed                            (99,707)           -                  -
 Loss on settlement of lawsuit                         -              -                (2,629)
 Total other expense, net                         (416,455)       (395,680)          (666,883)
                                                 ---------     -----------        -----------
NET LOSS FOR THE YEAR                            $(517,555)    $  (364,789)       $  (799,421)
                                                 =========     ===========        ===========
BASIC AND DILUTED LOSS PER SHARE                 $   (0.09)    $     (0.06)       $     (0.16)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING                                     5,933,514      5,933,514          4,851,401




The accompanying notes are an integral part of these consolidated financial statements.

                         MERCURY PARTNERS & COMPANY INC.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                           (Expressed in U.S. dollars)




                                COMMON                                 TREASURY
                                SHARES                                 SHARES
                      ----------------------   ADDITIONAL   ------------------------  CUMULATIVE    RETAINED
                      NUMBER OF                PAID-IN      NUMBER OF                 TRANSLATION   EARNINGS
                      SHARES        AMOUNT     CAPITAL      SHARES         AMOUNT     ADJUSTMENT    (DEFICIT)  TOTAL
                      ---------   ----------   ----------   ---------    ----------   -----------   --------   -----
BALANCE AT
 DECEMBER 31, 2000    4,532,623    $ 2,608,777   $      -      (200)     $  (2,180)   $     -        $195,646   $2,802,243

 Shares issued for
  purchase of PMCL
  (Note 13)           3,681,310        849,542          -         -             -           -             -        849,542

Shares cancelled        (30,200)        (2,180)         -       200          2,180          -             -            -

 Treasury shares
  held for
  cancellation
  (Note 13)                   -            -      971,859   (2,250,219)   (1,294,050)       -             -       (322,191)

 Cumulative
  translation
  adjustment                  -            -            -          -             -       (55,198)         -        (55,198)

 Net loss
  for the year                -            -            -          -             -          -         (799,421)   (799,421)
                      ---------   ------------   --------   ----------    ----------  ----------    ----------   ---------

BALANCE AT
 DECEMBER 31, 2001
 (As restated
 - Note 3)            8,183,733      3,456,139    971,859   (2,250,219)   (1,294,050)    (55,198)     (603,775)  2,747,975

 Cumulative
  translation
  adjustment                  -              -          -            -             -       8,904             -       8,904

 Net loss for
  the year                    -              -          -            -             -        -         (364,789)   (364,789)
                      ---------   ------------   --------   ----------    ----------  ----------     ---------  ----------

BALANCE
 DECEMBER 31, 2002
 (As restated
 - Note 3)            8,183,733      3,456,139    971,859   (2,250,219)   (1,294,050)    (46,294)     (968,564)   2,119,090

 Cumulative
  translation
  adjustment                -              -         -            -             -        437,425             -      437,425

 Net loss
  for the year              -              -         -            -             -             -       (517,555)   (517,555)
                      ---------   ------------   --------   ----------    ----------  ----------     --------   ----------

BALANCE AT
 DECEMBER 31, 2003    8,183,733   $  3,456,139   $971,859   (2,250,219)  $(1,294,050) $  391,131    $(1,486,119) $2,038,960
                      =========   ============   ========   ==========   ===========  ==========    ===========  ==========




The accompanying notes are an integral part of these consolidated financial statements.

                         MERCURY PARTNERS & COMPANY INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (Expressed in U.S. dollars)




                                                 ---------------------------------------------
                                                                 DECEMBER 31,
                                                 ---------------------------------------------
                                                   2003             2002              2001
                                                               (AS RESTATED       (AS RESTATED
                                                                 - NOTE 3)          - NOTE 3)
                                                 ---------     ------------       ------------

CASH FLOWS FROM OPERATING ACTIVITIES
 Net loss for the year                           $ (517,555)   $  (364,789)       $  (799,421)
 Items not affecting cash and
  cash equivalents:
   Amortization                                       4,229          6,058              8,607
   Equity (income) loss                              (2,397)        17,975                  -
   Write-down (recovery) of
    loan and receivables                           (108,065)       361,558              3,425
   Write-down of marketable securities                  260         16,147            753,858
   Write-down of long-term investments              426,950              -                  -
   Excess accrual of accounts payable                     -              -            (93,029)

 Changes in non-cash working capital
  items:
   Decrease in marketable securities                 10,471        363,570            205,613
   (Increase) decrease in loan and
    receivables                                      15,624        603,423           (323,477)
   Increase (decrease) in marketable
    securities sold short                                 -        (70,360)            66,751
   Increase (decrease) in accounts payable and
     accrued liabilities                            (80,643)        30,418            (26,236)
   Increase (decrease) in due to
    related party                                   (22,795)        18,714                  -
                                                  ---------    -----------        -----------
 Net cash provided by (used in)
    operating activities                           (273,921)       982,714           (203,909)


CASH FLOWS FROM INVESTING ACTIVITIES
 Proceeds from sale of property and equipment             -              -                196
 Long-term investment costs                        (244,152)      (619,267)          (636,222)
 Acquisition costs for purchase of PMCL
  (Note 13)                                               -              -            (79,099)
 Cash acquired on purchase of PMCL (Note 13)              -              -            149,963
                                                  ---------    -----------        -----------
 Net cash used in investing activities             (244,152)      (619,267)          (565,162)
Effect of foreign exchange on cash and cash
 equivalents                                        102,598         (8,250)           (29,197)
                                                  ---------    -----------        -----------

Change in cash and cash equivalents
 during the year                                   (415,475)       355,197           (798,268)

Cash and cash equivalents, beginning
 of year                                            656,580        301,383          1,099,651
                                                  ---------    -----------        -----------

Cash and cash equivalents, end of year            $ 241,105    $   656,580        $   301,383
                                                  =========    ===========        ===========

CASH PAID DURING THE YEAR FOR INTEREST            $      40    $       267        $    12,418
                                                  =========    ===========        ===========

CASH PAID DURING THE YEAR FOR INCOME TAXES        $       -    $         -        $         -
                                                  =========    ===========        ===========

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Note 11)




The accompanying notes are an integral part of these consolidated financial statements.

                         MERCURY PARTNERS & COMPANY INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003


1.     ORGANIZATION  AND  OPERATIONS

Mercury Partners & Company Inc. (the "Company") is organized under the Yukon Business Corporations Act. On December 28, 2001, the Company amalgamated with Pacific Mercantile Company Limited (Note 13). The Company currently operates in the financial services industry in Canada, engaging in private equity, merchant banking, consulting activities and asset-based commercial lending.


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

     Use  of  estimates
The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash  and  cash  equivalents
Cash and cash equivalents include highly liquid investments with an original maturity of three months or less.

     Marketable  securities
Marketable securities are recorded at the lower of cost or quoted market value on a specific identification basis.

     Loans  and  receivables
Provisions are made for doubtful accounts and loan losses on an individual basis.

     Long-term  investments
Investments in companies over which the Company has significant influence are accounted for by the equity method, whereby the original cost of the shares is adjusted for the Company's share of earnings or losses less dividends since significant influence was acquired. Investments in which the Company has no significant influence and that it intends to hold longer than one year are accounted for on the cost basis. Cost of investments includes acquisition costs of shares as well as legal and consulting costs related to maintaining the Company's interest. Investments are written-down to their estimated net realizable value when there is evidence of a decline in value below their carrying amount that is other than temporary.

     Property  and  equipment
Property and equipment are recorded at cost less accumulated amortization. Amortization is provided for on a straight-line basis over the estimated useful lives of the assets as follows:

Furniture  and  equipment                  5  years
Computer  equipment                        3  years
Leasehold  improvements                    5  years

     Foreign  currency  translation
The Company's functional currency is the Canadian dollar. The Company changed from the temporal method of accounting for foreign exchange to the current rate method, in accordance with EIC 130 of the CICA Handbook. Under the current rate method, all assets and liabilities are translated into United States dollars at the rate of exchange at the balance sheet date. Any revenues and expenses are translated into United States dollars at the average rate of exchange throughout the year. Gains and losses arising from translation of the financial statements are disclosed as a separate component of shareholders' equity. The Company has adopted the current rate method for all periods presented (Note 3).

      Revenue  recognition
Revenue consists of gains or losses from trading securities, interest income from a loan, investments of cash and cash equivalents, royalty revenue and management and merchant banking fees. Gains and losses from trading are recorded when securities are disposed of. Interest income is recognized when earned using the effective interest method. Management and merchant banking fees are recorded when services are provided. Oil and gas royalty revenue from the Company's pro rata interest in oil and gas claims in Alberta are recorded when received.

     Loss  per  share
The  Company  uses  the  treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. This calculation proved to be anti-dilutive for the years ended December 31, 2003, 2002 and 2001. The dilutive instrument consists of stock options convertible into 120,000 common shares for the years presented.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

     Stock-based  compensation
From  January  1,  2002  to  December 31, 2002, in accordance with CICA Handbook
Section 3870, the Company used the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Effective January 1, 2003, in accordance with CICA Handbook Section 3870, the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation. There is no impact for the years presented.

     Income  taxes
Future income taxes are recorded using the asset and liability method, whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

     Comparative  figures
Certain comparative figures have been reclassified to conform to the current year's presentation.


3.     CHANGE  IN  ACCOUNTING  POLICY

During the current year, the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method as required by EIC 130 issued by the CICA (Note 2). The standard requires restatement and therefore, financial statements for all periods presented have been restated. The cumulative impact of this change as at December 31, 2001 was to create a cumulative translation adjustment of $55,198, a decrease of $26,001 in assets and an offsetting decrease in deficit of $29,197. The impact of this change as at December 31, 2002 was a decrease of $8,904 in cumulative translation adjustment, an increase of $17,154 in assets and an offsetting decrease in deficit of $8,250. The impact of this change on net loss for the years end December 31, 2002 and 2001 was a decrease of $8,250 ($0.00 per share) and a decrease of $29,197 ($0.01 per share), respectively.

4.     MARKETABLE  SECURITIES




=====================================================================================
                                           2003                        2002
                                  ------------------------    -----------------------
                                  Fair Value          Cost    Fair Value         Cost
                                  ----------       -------    ----------      -------
Fixed Income Securities
 Canadian Bonds or Debentures     $        -       $     -    $        -      $     -
                                  ----------       -------    ----------      -------

Variable Income Securities
 Publicly Traded Securities
   Canadian                           84,050         1,935        93,908       14,629
   American                          306,530       108,065             -            -
                                  ----------       -------    ----------      -------

Total Variable Income Securities     390,580       110,000        93,908       14,629
                                  ----------       -------    ----------      -------

Total Marketable Securities         $390,580       $110,000   $   93,908      $14,629
=====================================================================================




5.     LOAN  AND  RECEIVABLES




                          2003               2002
                        --------           ---------
Loan                    $ 48,563           $ 33,346
Receivables                3,088             17,655
                        --------           --------
                        $ 51,651           $ 51,001
                        ========           ========




Included in loan and receivables at December 31, 2001 was an outstanding convertible debenture of $200,000 bearing interest at 10% per annum, to mature on August 23, 2004. The debenture was convertible into common shares of the borrower at the rate of CDN$11.00 per common share. The debenture was secured and subordinated to certain future senior indebtedness. The debenture, as well as $161,558 in loan and receivables, were written-off during the year ended December 31, 2002 as management determined the balances to be uncollectable.

During the year ended December 31, 2003, a loan in the amount of $108,065, which had been written-down during the 2002 fiscal year, was recovered in the form of common shares of a public U.S. company having a market price of $306,530 at December 31, 2003. The recovery and investment have been recorded at the carrying amount of the original loan.

Included in loan and receivables is a secured loan bearing interest at 18% per annum totalling $48,563 (2002 - $33,346).

6.     LONG-TERM  INVESTMENTS




========================================================================================
                                           2003                         2002
                                  -------------------------     ------------------------
                                  Fair Value         Cost       Fair Value      Cost
                                  ----------       --------     ----------    ----------
Investments carried at cost       $ 718,651        $  998,127   $ 458,886     $  973,483
Investments carried at equity       492,430           696,070     380,493        550,599
                                  ----------       ----------   ---------     ----------
Total                             $1,211,081       $1,694,197   $ 839,379     $1,524,082
========================================================================================





========================================================================================
                                           2003                         2002
                                  -------------------------     ------------------------
                                  Fair Value         Cost       Fair Value      Cost
                                  ----------       --------     ----------    ----------
Fixed Income Securities
   Canadian Bonds or
   Debentures                     $     -          $    -       $     -       $      -
                                  ----------       ----------   ---------     ----------

Variable Income Securities
   Canadian (publicly
   traded securities)              1,211,081        1,694,197     839,379      1,524,082
                                  ----------       ----------   ---------     ----------

Total Long-term investments       $1,211,081       $1,694,197   $839,379      $1,524,082
========================================================================================




Investments  carried  at  equity
As at December 31, 2003 and 2002, the Company held a 19% interest in the common shares of North Group Limited ("North Group"). Since the companies also have common directors and management, the Company has significant influence over North Group and has recorded equity income (loss) totalling $2,397 (2002 - $(17,975)).

At December 31, 2003, the Company's interest in the book value of North Group's net assets totalled $542,754 (2002 - $429,012). The investment is carried at $696,070 (2002 - $550,599) and has not been written-down as the Company considers the decline to be temporary and that there is no permanent impairment in value.


7.     PROPERTY  AND  EQUIPMENT




                                     2003                                          2004
                    -------------------------------------         ------------------------------------
                                                    NET                                          NET
                                  ACCUMULATED       BOOK                      ACCUMULATED        BOOK
                     COST         AMORTIZED         VALUE         COST        AMORTIZED          VALUE
                    -------------------------------------         -----------------------------------
Furniture and
 equipment          $ 34,159      $ 27,769        $ 6,390         $ 31,431    $ 22,959       $  8,472
Computer
 equipment            52,626        47,875          4,751           48,424      42,493          5,931
Leasehold
 Improvements          3,880         3,754            126            3,571       3,395            176
                    -------------------------------------         -----------------------------------
                    $ 90,665      $ 79,398        $11,267         $ 83,426    $ 68,847       $ 14,579
                    =====================================         ===================================



The Company holds an interest in certain oil and gas properties in Alberta with a value of $Nil (2002 - $Nil). Title to the properties is subject to a dispute (Note 10).


8.     RELATED  PARTY  TRANSACTIONS

A balance of $Nil (2002 - $18,714) was owing to an investee company with common directors. The balance was without interest or stated terms of repayment.

As part of the Company's merchant banking activities, the Company usually appoints a representative to the client company's board of directors. Accordingly, such transactions are deemed to be related party transactions in nature.

The  Company  entered  into  the  following  transactions  with related parties:

a) Paid or accrued $Nil (2002 - $Nil; 2001 - $119,535) in management fees to private companies of the executive management of the Company.

b) Sold an investment in a debenture to an investee company with common directors at a price equal to the carrying amount of $Nil (2002 - $71,012).

c) Recovered acquisition costs of $Nil (2002 - $Nil; 2001 - $91,810) from an investee company with common directors for expenditures related to proxy solicitation costs.

d) Paid or accrued directors fees of $3,529 (2002 - $1,273; 2001 - $Nil) to directors of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.


9.     GENERAL  AND  ADMINISTRATIVE  COSTS

General  and  administrative  costs  include  the  following  expenses:



======================================================================================
                                                            2003      2002      2001
                                                          --------  --------  --------

Consulting fees, salaries and benefits                    $ 47,861  $ 27,135  $ 31,300
Non-recoverable GST                                         14,062         -         -
Office and supplies                                          3,583     7,085    40,973
Professional fees                                           89,405   105,677    19,298
Regulatory, transfer agent and shareholder communication    14,095     5,955    13,264
                                                          --------  --------  --------

                                                          $169,006  $145,852  $104,835
======================================================================================



10.     CONTINGENCIES

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

      Litigation
A statement of claim has been filed against the Company to recover certain oil and gas properties (Note 7), which the claimant alleges were sold to it by the former management of the Company. The Company believes these oil and gas properties were not included as part of the properties sold to the claimant.

Cybersurf Corp. has filed a statement of claim for $6,000,000 in damages and other relief, claiming that the Company engaged in improper actions during the Company's attempt to replace the board of directors of Cybersurf at its annual general meeting held on November 28, 2003. As a result of the statement of claim, Cybersurf was also able to postpone its next annual general meeting until the case can be heard. It will be almost two years before Cybersurf holds its next annual general meeting. The Company is Cybersurf's largest shareholder.

Subsequent to year end, a court judgment was issued against the Company for approximately $81,000 for costs related to the election of directors of Cybersurf. This amount was paid subsequent to year end and has not been included in the current year as the Company intends to appeal this decision.

The Company has been notified of certain additional legal claims. In the opinion of management these claims are without merit and no provision has been made for them in the accounts. The likelihood and amount of any loss is not determinable.

11.     SUPPLEMENTAL  DISCLOSURE  WITH  RESPECT  TO  CASH  FLOWS

Significant  non-cash transaction for the year ended December 31, 2003 included:

a) The Company receiving common shares in a U.S. public company as settlement of a $108,065 loan, which was written off in 2002.

There were no significant non-cash transactions during the year ended December 31, 2002.

Significant non-cash transactions for the year ended December 31, 2001 included:

a)   The  Company  issuing  3,681,310 common shares to acquire PMCL (Note 13).

b) The Company cancelling 200 common shares returned to treasury with a value of $2,180.

12.     STOCK  OPTIONS

During the years ended December 31, 2003, 2002 and 2001, no stock options were granted, exercised, forfeited or cancelled.

The following is a summary of the status of stock options outstanding to former management at December 31, 2003:




==============================================================================================
                                 Outstanding Options                      Exercisable Options
----------------------------------------------------------------------------------------------
                                      Weighted
                                      Average               Weighted                  Weighted
                                      Remaining             Average                   Average
                 Number               Contractual           Exercise     Number       Exercise
Exercise Price   of Shares            Life (Years)          Price        of Shares    Price
---------------  ---------            ------------          ---------    ---------    ---------

$  1.25           120,000                     1             $  1.25      120,000      $  1.25
===============================================================================================





13.     BUSINESS  COMBINATION

In June 2001, Pacific Mercantile Company Limited ("PMCL"), which owned 2,250,219 common shares, or approximately 49.5% of the Company, began discussions concerning the amalgamation of the two companies.

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

The acquisition of PMCL was between related parties and was accounted for by the purchase method. Since the acquisition was a non-monetary transaction between related parties, the net assets of PMCL were recorded at book values. The purchase has been recorded as follows:

===========================================================================
Cash  and  cash  equivalents                                   $  149,963
Receivables                                                        63,629
Loan  and  receivables                                              1,585
Investments  in  and  advances  to  affiliated  companies         617,544
Marketable  securities                                            176,878
Capital  assets                                                     2,009
Accounts  payable  and  accrued  liabilities                      (82,967)
Acquisition  costs                                                (79,099)
                                                               ----------

Value  of  shares  issued                                      $  849,542

===========================================================================

The  consolidated  balance  sheet includes the accounts of the Company and PMCL.
The consolidated statements of operations and cash flows for the 2001 fiscal year include the Company's results of operations and cash flows from January 1, 2001 and PMCL's results of operations and cash flows from September 28, 2001 (date of acquisition).


14.     COMMITMENT

The Company is committed to the following annual payments under a long-term
lease  for     premises:

2004                                 $  21,616
2005                                    1,818


15.     FINANCIAL  INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, marketable securities, loan and receivables, accounts payable and accrued liabilities and due to related party. The Company does not believe it is subject to any significant concentration of credit risk. Although cash and cash equivalents balances are held in excess of federally insured limits, they are in place with major financial institutions and major corporations. Loan and receivables are secured by assets. The fair value of these financial instruments approximates their carrying values unless otherwise noted.

Market risk is the risk that the value of a financial instrument might be adversely affected by a change in commodity prices, interest rates or currency exchange rates. The Company manages the market risk associated with commodity prices, interest rates and currency exchange rates by establishing and monitoring parameters that limit the type and degree of market risk that may be undertaken.


16.     INCOME  TAXES

A reconciliation of income tax expense at Canadian statutory rates with the reported taxes is as follows:




                                                       2003        2002        2001
                                                   -----------------------------------
Loss before income taxes                            $(517,555)  $(364,789)  $(799,421)
                                                   ===================================

Expected income tax recovery                        $(194,704)  $(144,529)  $(332,719)
Equity (income) loss                                     (969)      7,118           -
Expense unrecognized (recognized) for tax purposes    167,096     (44,398)    (10,436)
Unrecognized benefit of non-capital losses             28,577     181,809     343,155
                                                   -----------------------------------
Total income taxes                                  $       -   $       -   $       -
                                                   ===================================



Details  of  the  Company's  future  income  tax  assets  are  as  follows:




                                                      2003          2002
                                                  ---------------------------
Future income tax assets:
 Non-capital losses available for future periods  $   934,097   $   944,009
 Property and equipment                                73,442        64,453
 Other items                                          171,073        27,916
                                                 ----------------------------
                                                    1,178,612     1,036,378
Valuation allowance                                (1,178,612)   (1,036,378)
                                                 ----------------------------
                                                  $         -   $         -
                                                 ============================



The Company has non-capital losses of approximately $2,622,400 available to reduce future years' taxable income, which expire through to 2010. The Company also has net capital losses of approximately $4,910,000 which can be carried forward indefinitely and applied against future years' taxable capital gains.

Future tax benefits of these losses have been offset by a valuation allowance and have not been recognized in these consolidated financial statements.


17.     SEGMENT  INFORMATION

The Company has determined that it has one operating and reportable segment, being the financial services industry, in Canada. Services include private equity and merchant banking and asset-based commercial lending as described in
Note  1.


18.     DIFFERENCES  BETWEEN  CANADIAN  AND  UNITED  STATES  GENERALLY  ACCEPTED
ACCOUNTING     PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The material variations in the accounting principles, practices, methods and disclosures used in the preparation of these consolidated financial statements from principles, practices, methods and disclosures accepted in the United States ("U.S. GAAP") and in SEC Regulation S-X are described and quantified below.

The impact of the differences between Canadian GAAP and U.S. GAAP on the consolidated balance sheets, statements of operations and cash flows would be as follows:




                                                               2003         2002
                                                            ------------------------
BALANCE SHEETS
Current assets, Canadian GAAP                               $  402,756   $  722,210
Unrealized holding gains on trading securities                 280,580       79,279
                                                            ------------------------
Current assets, U.S. GAAP                                      683,336      801,489

Long-term investments, cost, Canadian GAAP                     998,127      973,483
Unrealized holding loss on available-for-sale securities      (279,476)    (514,597)
                                                            ------------------------

Long-term investments, cost, U.S. GAAP                         718,651      458,886








Long-term investments, equity, Canadian GAAP and U.S. GAAP     696,070      550,599
Property and equipment, Canadian GAAP and U.S. GAAP             11,267       14,579
                                                            ------------------------
Total assets, U.S. GAAP                                     $2,109,324   $1,825,553
                                                            ========================




Total liabilities, Canadian GAAP and U.S. GAAP              $   69,260   $  141,781

Shareholders' equity, Canadian GAAP                         $2,038,960   $2,119,090
Unrealized holding loss on available-for-sale securities      (279,476)    (514,597)
Unrealized holding gain on trading securities                  280,580       79,279
Shareholders' equity, U.S. GAAP                              2,040,064    1,683,772
                                                            -----------------------
Total liabilities and shareholders' equity, U.S. GAAP       $2,109,324   $1,825,553
                                                            =======================





                                                  2003        2002        2001
                                               ----------------------------------
STATEMENTS OF OPERATIONS
Net loss for the year, Canadian GAAP            $(517,555)  $(364,789)  $(799,421)
Unrealized holding gain on trading securities     280,580      79,279           -
Net loss for the year, U.S. GAAP                $(236,975)  $(285,510)  $(799,421)
                                                ---------------------------------
Basic and diluted loss per share, U.S. GAAP     $   (0.04)  $   (0.05)  $   (0.16)
                                                =================================




At December 31, 2003, 2002 and 2001, the total number of potentially dilutive shares excluded from net loss per share was 120,000.

There is no impact on cash flows as the adjustments to the carrying values of marketable securities and long-term investments required under U.S. GAAP are comprised of unrealized holding gains and losses only.

Foreign  currency  translation
Under Canadian GAAP, the Company translated its non-monetary assets and liabilities at historical rates and recorded gains and losses from translation in the statement of operations during the years ended December 31, 2002 and 2001. Under U.S. GAAP, the current rate method is used and gains and losses from foreign exchange translation are recorded as a separate component of shareholders' equity. The effect of the difference in these translation methods has been reflected in the change in accounting policy restatement in Canadian GAAP as per Note 3.

Stock-based  compensation
Under U.S. GAAP, Statements of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS 123") requires companies to establish a fair market value based method of accounting for stock-based compensation plans. In previous years, the Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25
"Accounting for Stock Issued to Employees". Accordingly, compensation cost for stock options were measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the option price. Effective for fiscal years ending after December 15, 2002, the FASB issued Statements of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation
- Transition and Disclosure - an amendment of FASB Statement No. 123" ("SFAS 148"). SFAS 148 amends FASB Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted the fair value based method effective January 1, 2003.

Under Canadian GAAP, the reporting of stock-based compensation expense in the Company's consolidated financial statements was not required for the year ended December 31, 2001. New accounting and disclosure standards were introduced under Canadian GAAP (see Note 2) for the fiscal year ending December 31, 2002.

No stock-based compensation has resulted from the use of SFAS 123 and SFAS 148 during the years ended December 31, 2003, 2002 and 2001.

     Marketable  securities
For Canadian GAAP purposes, short-term marketable securities are carried at the lower of cost or quoted market value on a specific identification basis, with any unrealized loss included in the statements of operations. Long-term investments are carried on the cost or equity basis and only written-down when there is evidence of a decline in value that is other than temporary.

Under U.S. GAAP, Statements of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115") requires that certain investments be classified into available-for-sale or trading securities stated at fair market values. Any unrealized holding gains or losses are to be reported as a separate component of shareholders' equity until realized for available-for-sale securities and included in earnings for trading securities. Under SFAS 115, the Company's investment in marketable securities in the amount of $110,000 (2002 - $14,629) would be classified as trading securities and its investment in long-term investment securities carried at cost in the amount of $998,127 (2002 - $973,483) would be classified as available-for-sale securities.




                                              Gross        Gross
                                Carrying   Unrealized    Unrealized     Market
                                 Value        Gain          Loss        Value
                               -------------------------------------------------
2003
Trading securities             $ 110,000  $   280,580  $         -   $  390,580
Available-for-sale securities    998,127            -     (279,476)     718,651
                               -------------------------------------------------
                               $1,108,127  $   280,580  $  (279,476)  $1,109,231
                               =================================================






                                            Gross         Gross
                               Carrying   Unrealized    Unrealized    Market
                                 Value       Gain          Loss       Value
                               ---------  -----------  ------------  --------
2002
Trading securities             $  14,629  $    79,279  $         -   $ 93,908
Available-for-sale securities    973,483            -     (514,597)   458,886
                               ----------------------------------------------
                               $ 988,112  $    79,279  $  (514,597)  $552,794
                               ==============================================




     Equity  investments
U.S. GAAP requires disclosure of summarized financial information for significant equity investments while Canadian GAAP does not. The Company's investment in its equity investee represents approximately 33% (2002 - 24%) of the Company's total assets. Summarized financial information of North Group (audited in accordance with Canadian GAAP) for the years ended December 31, 2003 and 2002 is as follows:



                                                 2003         2002
                                              -----------------------
OPERATING RESULTS
 Revenues                                     $   77,270   $   53,697
 Operating income (loss)                          10,608      (93,969)
 Net income (loss)                                10,608      (93,969)
 Comprehensive income (loss)                      10,608      (93,969)
                                              =======================
FINANCIAL POSITION
 Current assets.                              $1,101,353   $1,711,916
 Non-current assets                            1,659,811      606,616
                                              ----------   ----------
 Total assets                                  2,761,164    2,318,532
                                              =======================
 Current liabilities                          $   32,293   $   86,038
 Capital stock                                 2,832,169    2,336,457
 Deficit                                        (103,298)    (103,963)
                                              ----------   ----------
 Total liabilities and stockholders' equity   $2,761,164   $2,318,532
                                              =======================




The financial position and results of operations have been translated from Canadian to U.S. dollars at rates in effect at December 31, 2003 and 2002.

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

     Comprehensive  income  (loss)  is  as  follows:




                                                   2003        2002        2001
                                                ----------------------------------
Net loss for the year, U.S. GAAP                 $(236,975)  $(285,510)  $(799,421)
                                                ----------  ----------  ----------
Other comprehensive income:
 Unrealized gain (loss) on investments           (279,476)   (514,597)     59,206
 Cumulative translation adjustment                437,425       8,904     (55,198)
                                                ----------------------------------
Comprehensive net loss for the year, U.S. GAAP  $ (79,026)  $(791,203)  $(795,413)
                                                ==================================





     Recent  accounting  pronouncements
In April 2003, FASB issued Statements of Financial Accounting Standards No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003.

In  May  2003, FASB issued Statements of Financial Accounting Standards No.
150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.

In November 2002, FASB issued Financial Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which requires elaborating on the disclosures that must be made by a guarantor in financial statements about its obligations under certain guarantees. It also requires that a guarantor recognize, at the inception of certain types of guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for financial statements issued after December 15, 2002, while the recognition requirements of FIN 45 are applicable for guarantees issued or modified after December 31, 2002.

In January 2003, FASB issued Financial Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN 46") (revised in December 17, 2003). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the Company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after December 15, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after March 15, 2004.

The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or results of operations.

     Canadian  Standards
In 2002, the CICA issued Handbook Section 3063, "Impairment of Long-Lived Assets", which is effective for fiscal years commencing September 1, 2003. Under this section, an impairment loss is measured as the difference between the carrying value of an asset and its fair value. The Company does not expect the adoption of this section to have significant impact on its consolidated financial statements.

In June 2003, the CICA revised Accounting Guideline 13, "Hedging Relationships", which is effective for fiscal years beginning on and after July 1, 2003. The guideline addresses the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting. The guideline establishes certain conditions for applying hedge accounting and also deals with the discontinuance of hedge accounting. The Company does not expect the adoption of this guideline to have a significant impact on its consolidated financial statements.

In June 2003, the CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", which will be effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. Management is assessing the impact, if any, of the adoption of this guideline on the Company's consolidated financial statements.

ITEM  19.  EXHIBITS

  1.1     Articles  of  Continuance  and  Bylaws(1)

  1.2     Articles  of  Amalgamation(2)

  4.1 Amalgamation Agreement dated August 24, 2001 between the Company, Pacific Mercantile Company Limited and 940296 Alberta Ltd.(3)

  4.2 Share Purchase Agreement dated December 27, 2001 between Mercury Finance Group Inc., Pacific Mercantile Company Limited and Stephen Rota(4)

  8.1     Subsidiaries  of  the  Company

 11.1     Code  of  Ethics

 12.1 Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley
          Act of 2002, dated May 21,  2004

 13.1     Officer  certification  pursuant  to  18 U.S.C. Section 1350, as adopted pursuant to the Sarbanes-Oxley Act of 2002,
          dated May 21,  2004
-----------------
(1) Incorporated by reference to the Company's Form 20-F for the fiscal year ended December 31, 1999.
(2) Incorporated by reference to the Company's Form 20-F for the fiscal year ended December 31, 2001.
(3)  Incorporated  by  reference  to  the Company's Form 6-K filed on August 31,
     2001.
(4) Incorporated by reference to the Company's Form 20-F for the fiscal year ended December 31, 2001.

                                   SIGNATURES


     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

     Dated  at Vancouver, British Columbia, Canada this 21st day of May, 2004.


                            MERCURY  PARTNERS  &  COMPANY  INC.

                            By: /s/  Tom  S.  Kusumoto
                                ---------------------------
                                Tom  S.  Kusumoto
                                President

                         MERCURY PARTNERS & COMPANY INC.

                                    FORM 20-F

                                  EXHIBIT INDEX

EXHIBIT  NO.     DESCRIPTION  OF  EXHIBIT
------------     ------------------------

 8.1             Subsidiaries  of  the  Company

 11.1            Code  of  Ethics

 12.1            Certification of the Chief Executive Officer
                 and Chief Financial Officer  pursuant  to
                 Section 302 of the Sarbanes-Oxley
                 Act of 2002, dated May 21,  2004

 13.1            Officer  certification  pursuant  to  18
                 U.S.C. Section 1350, as adopted pursuant to
                 the Sarbanes-Oxley Act of 2002,
                 dated May 21,  2004