Form 20-F
BLACK MOUNTAIN CAPITAL CORP
filed 2005-07-01
CIK 781885

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________

FORM 20-F

_________________________

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004, or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File No.: 0-13966

BLACK MOUNTAIN CAPITAL CORPORATION
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

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No☐

Indicate by check mark which financial statement item the Registrant has elected to follow. Item 17☐  Item 18☒

SIGNATURES
CERTIFICATION

In this annual report references to the "Company" mean Black Mountain Capital Corporation (formerly, Mercury Partners & Company Inc.) and its subsidiaries unless the context of the sentence clearly suggests otherwise.

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

Exchange Rates

In this annual report, unless otherwise specified, all monetary amounts are expressed in United States dollars. The information set forth in this annual report is as at December 31, 2004, unless an earlier or later date is indicated.

Selected Financial Data

The following table summarizes selected consolidated financial data for the Company prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Additional information is presented to show the difference which would result from the application of United States generally accepted accounting principles ("U.S. GAAP") to the Company's financial information. For a description of the differences between Canadian GAAP and U.S. GAAP, see Note 16 of the Company's consolidated financial statements included elsewhere in this annual report. The information in the table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading, "Item 5. Operating and Financial Review and Prospects.

Canadian GAAP
	Year Ended December 31,
	2004	2003	2002 (as restated(2))	2001 (as restated(2))	2000
	(in thousands, other than per share amounts)
Revenues(1)	$61	$76	$184	$121	$502
Income (loss) before discontinued operations	(1,829)	(518)	(365)	(799)	74
Discontinued operations income (loss)	-	-	-	-	-
Net income (loss) from continuing operations	(1,829)	(518)	(365)	(799)	74
Net income (loss) per share from continuing operations
Basic	(0.31)	(0.09)	(0.06)	(0.16)	0.02
Fully diluted	(0.31)	(0.09)	(0.06)	(0.16)	0.02
Net income (loss) per share from discontinued operations
Basic	-	-	-	-	-
Fully diluted	-	-	-	-	-
Total assets	797	2,108	2,261	2,638	2,935
Net assets	(49)	2,039	2,119	2,475	2,802
Debt	847	69	142	163	133
Shareholders' equity	(49)	2,039	2,119	2,475	2,802
Capital stock	3,456	3,456	3,456	3,456	2,609
Dividends	269	-	-	-	-
Weighted average common stock outstanding, fully diluted (in thousands of shares)	5,934	5,934	5,934	4,851	4,532
_________
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

U.S. GAAP
	Year Ended December 31,
	2004	2003	2002 (as restated(2))	2001 (as restated(2))	2000
	(in thousands, other than per share amounts)
Revenues(1)	$61	$76	$184	$121	$502
Income (loss) before discontinued operations	(1,524)	(237)	(286)	(799)	1,154
Discontinued operations income (loss)	-	-	-	-	-
Net income (loss) from continuing operations	(1,524)	(237)	(286)	(799)	1,154
Net income (loss) per share from continuing operations
Basic	(0.26)	(0.04)	(0.05)	(0.16)	0.25
Fully diluted	(0.26)	(0.04)	(0.05)	(0.16)	0.25
Net income (loss) per share from discontinued operations
Basic	-	-	-	-	-
Fully diluted	-	-	-	-	-
Total assets	1,101	2,109	1,826	2,806	4,022
Net assets	254	2,040	1,684	2,643	3,883
Debt	847	69	142	163	139
Shareholders' equity	254	2,040	1,684	2,643	3,883
Capital stock	3,456	3,456	3,456	3,456	2,609
Dividends	269	-	-	-	-
Weighted average common stock outstanding, fully diluted (in thousands of shares)	5,934	5,934	5,934	4,851	4,532
(1)  Excludes revenues from discontinued operations.
(2)
During fiscal 2003, the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method as required by Emerging Issues Committee 130 issued by the Canadian Institute of Chartered Accountants (see Note 2 to the Company's consolidated financial statements). The standard requires restatement and therefore financial statements for fiscal 2002 and 2001 have been restated

Risk Factors

The Company's primary risks are transaction risks. In addition, the Company has been and may continue to be affected by many other factors, including but not limited to: (1) economic and market conditions, including the liquidity of capital markets; (2) the volatility of market prices, rates and indices; (3) the timing and volume of market activity; (4) inflation; (5) the cost of capital, including interest rates; (6) political events, including legislative, regulatory and other developments; (7) competitive forces, including the Company's ability to attract and retain personnel; (8) support systems; and (9) litigation. In determining whether to make an investment in the Company's capital stock, investors should consider carefully all of the information set forth in this annual report and, in particular, the following risk factors.

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

These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. See Note 9 of the Financial Statements for additional information with respect to the Company's legal and regulatory proceedings.

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

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

The Company was originally incorporated in 1952 under the Canada Corporations Act and was continued under the Canada Business Corporations Act in 1980 and amalgamated with Metanetix Corporation and Canadian Capital Financial Markets (C.C.F.M.) Inc. on January 1, 1995. The Company changed its name on January 22, 1999 from "Hariston Corporation" to "Midland Holland Inc." On January 24, 2000, the Company was continued under the Business Corporations Act (Yukon) under the name "Mercury Partners & Company Inc." On December 28, 2001, the Company completed an amalgamation with Pacific Mercantile Company Limited ("PMCL"). The Company changed its name on April 29, 2005 from "Mercury Partners & Company Inc." to "Black Mountain Capital Corporation." The Company's principal place of business is Suite 613, 375 Water Street, Vancouver, British Columbia, Canada V6B 5C6 and its telephone number is (604) 689-7565.

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

The Company announced a special dividend (the "Dividend") consisting of 0.42 common shares of North Group Limited (TSX Venture Exchange: NOR) ("North Group") for each common share of Mercury. The Company distributed approximately 2,492,075 common shares of North Group to shareholders as of the record date of August 31, 2004. For registered shareholders with addresses in the United States, the shares of North Group which they would otherwise be entitled to was sold on their behalf and the proceeds of the sale have been distributed.

Business Overview

The Company is a publicly traded financial services company engaging primarily in private equity and merchant banking activities in Canada and the United States. The Company's shares are quoted on the NASD OTC Bulletin Board ("OTC") in the United States under the symbol "BMMUF" and on the TSX Venture Exchange, in U.S. dollars, under the symbol "BMM.U". The Company's investment objective is to acquire influential ownership in companies and, through direct involvement, bring about the changes required to realize their potential value. The Company concentrates on return on investment and cash flow to build long-term shareholder value. Accordingly, the Company continually evaluates its existing investments and operations and investigates the possible acquisition of new businesses.

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

Merchant Banking

The Company's merchant banking operations include financial and management services for corporate finance transactions, including mergers and acquisitions and corporate restructurings. Through merchant banking partnerships, the Company provides companies and their management with investment capital and financial direction. The Company receives fees for services provided including options and other conversion privileges to participate as an equity investor in businesses to which merchant banking services have been provided. The following is a brief description of the Company's merchant banking operations.

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

Organizational Structure

The following is a list of the Company's significant, but inactive, operating subsidiaries as of December 31, 2004:

Subsidiary	Jurisdiction of Incorporation	Proportion of Ownership Interest
Digital Labs Inc.	Alberta, Canada	100%
Pearson Finance Group Ltd.	Alberta, Canada	100%
Midland Holland Ltd.	Alberta, Canada	100%

Property, Plants and Equipment

The Company's principal executive office is located in Vancouver, British Columbia, Canada, and is leased.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the financial condition and results of operations of the Company for the three years ended December 31, 2004, 2003 and 2002 should be read in conjunction with the consolidated financial statements and related notes included in this annual report. The Company's financial statements included herein were prepared in accordance with Canadian GAAP and are expressed in U.S. dollars. Additional information is presented to show the difference, which would result from the application of U.S. GAAP to the Company's financial information. For a reconciliation of the Company's financial statements included herein to U.S. GAAP, see Note 16 to the financial statements. Certain reclassifications may have been made to the prior periods' financial statements to conform to the current period's presentation.

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

Restatement of Fiscal 2002 and 2001 Financial Statements

In accordance with Emerging Issues Committee (EIC) 130 of The Canadian Institute of Chartered Accounts (CICA) Handbook, the Company has changed from the temporal method of accounting for foreign exchange translation to the current rate method as of December 31, 2003. Accordingly, the Company has retroactively restated its financial statements for the year ending December 31, 2002 and 2001. Please see Note 3 to the Company's audited financial statements for more information.

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
The Company's financial results for the past three years are summarized below.

	Year Ended December 31,
	2004	2003	2002 (as restated(1))
Revenue	$61,170	$75,704	$184,341
Operating Expenses	305,135	176,804	153,450
Net loss	(1,828,500)	(517,555)	(364,789)
Net loss per share	(0.31)	(0.09)	(0.06)

(1) During fiscal 2002, the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method as required by Emerging Issues Committee 130 issued by the Canadian Institute of Chartered Accountants (see Note 2 to the Company's consolidated financial statements). The standard requires restatement and therefore financial statements presented for fiscal 2002 have been restated.

Revenues during fiscal 2004, 2003 and 2002 were generated from the Company's merchant banking operations, investment income from the Company's private equity investments and oil and gas royalties. In fiscal 2004, the Company's revenues decreased to $61,170 compared to revenues of $75,704 and $184,341, respectively for the periods ending December 31, 2003 and 2002.

Expenses increased to $305,135 in fiscal 2004 compared to $176,804 in fiscal 2003 and $153,450 in fiscal 2002. General and administrative expenses consisted of professional fees of $123,913, consulting fees, salaries and benefits of $40,008 and non-recoverable GST of $27,732. The Company paid management fees of $65,338 and director fees to independent directors of $11,022 during fiscal 2004. The Company did not pay management fees in fiscal 2003 or 2002.

During March 2005, the Company settled its litigation with Cybersurf by contributing $601,760 (CAD$725,000), which is recorded as a loss on settlement in Other Income (Expense) for the year ending December 31, 2004, in exchange for a full release of claims and withdrawal of the complaint by Cybersurf. Also included in loss of settlement in Other Income (Expense) are legal expenses associated with the Cybersurf litigation. The Company entered into the settlement with Cybersurf due largely to the fact that Cybersurf’s ability to pay costs to the defendants, if unsuccessful, was highly questionable. The Company did not admit to any liability or wrongdoing. Please see Note 9 of the financial statements for more information.

During the year ended December 31, 2004 the Company recorded a loss on sale of long-term investments of $195,854 partially related to when the Company disposed of its investment in North Group Limited in the form of a dividend-in-kind to the Company’s shareholders.

The Company reported a net loss of $1.8 million in fiscal 2004 compared to a net loss of $517,555 in fiscal 2003 and a net loss of $364,789 in fiscal 2002. Basic and diluted loss per common share was $0.31 in 2004 compared to losses of $0.09 and $0.06 in fiscal 2003 and 2002, respectively.

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

The Company's principal sources of funds are its available cash resources, bank financing, public financing and the financial services fees generated from the Company's merchant banking activities and investment gains from the Company's private equity operations. The Company has no recurring cash requirements other than repayment of interest and principal on its debt, tax payments and corporate overhead. In the opinion of management, the working capital is sufficient for the Company's present requirements.

At December 31, 2004, the Company's readily available cash and cash equivalents increased to $657,988 compared to $241,105 at December 31, 2003. Additional sources of liquidity at December 31, 2004 included $112,818 in marketable securities and $22,561 in loan and receivables, compared to $110,000 in marketable securities and $51,651 in loan and receivables at December 31, 2003. The market value of marketable securities as of December 31, 2004 was $417,000. Total current assets at December 31, 2004 increased to $793,367 from $402,756 in 2003.

In fiscal 2004 operations used cash of $807,397 compared with operations using cash of $273,921 during fiscal 2003 and generating cash of $982,714 during fiscal 2002.

Investing activities generated cash of $1,103,875, predominantly from the sale of the Company’s investment in Cybersurf during fiscal 2004 compared to using cash of $244,152 in fiscal 2003 and $619,267 in 2002. Financing activities provided no cash in fiscal 2004, 2003 and 2002.

Financial Position

Total assets of the Company at December 31, 2004 declined to $797,472, compared to $2.1 million at December 31, 2003 due to the dividend-in-kind paid to shareholders during the year. As previously discussed, the Company distributed its investment in North Group Limited to shareholders of the Company during the year.

The Company's liabilities increased to $846,924 in fiscal 2004 from $69,260 in fiscal 2003 due largely to the inclusion of the Cybersurf litigation settlement, which occurred during March 2005, but was recorded as of December 31, 2004.

Shareholders' Equity

Shareholders' equity as of December 31, 2004 was ($49,452) compared to $2 million as of December 31, 2003 due largely to the dividend-in-kind paid to shareholders and the net loss incurred during the year. The Company had 8,183,733 shares issued and outstanding as of December 31, 2004 of which 2,250,219 were held in treasury for cancellation.

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

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations

	Payments due by period
	Total	Less than1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	$1,818	$1,818	$-	-	-
Total	$1,818	$1,818	$-	-	-

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The Company's Articles provide for three classes of directors with staggered terms. Each director holds office until the expiry of his term or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Bylaws of the Company or with the provisions of the Business Corporations Act (Yukon). At each annual meeting of the Company, a class of directors is elected to hold office for a three year term. Successors to the class of directors whose term expires are identified as being of the same class as the directors they succeed and are elected to hold office for a term expiring at the third succeeding annual meeting of shareholders of the Company. A director appointed or elected to fill a vacancy on the board of directors holds office for the unexpired term of his predecessor. Officers of the Company serve at the discretion of the board of directors of the Company.

The following table sets out certain information concerning the directors and executive officers of the Company:

Name and Present Position with the Company	Principal Occupation	Director Since	Expiration of Current Term of Office
Tom S. Kusumoto(1) President, Secretary and Director	President, Secretary and Director of Black Mountain Capital Corporation, North Group Limited; Director and President of Pacific Northwest Partners Limited.	August 25, 1998	2008(2)
Greg MacRae(1) Director
President of CSI Capital Solutions Inc.; Director of North Group Limited, Black Mountain Capital Corporation; Director and Secretary of Pacific Northwest Partners Limited; Director of LML Payment Systems Inc.
		August 7, 2003	2007(2)
Alex W. Blodgett(1) Director
President of Call Genie Inc.; Director of Black Mountain Capital Corporation, North Group Limited, Pacific Northwest Partners Limited; formerly: Vice-President, Oxford Bancorp Inc.; Partner, Gordon Capital Corporation; Vice-President of Corporate Finance, Bankers Trust Company
		August 25, 1998	2006(2)
(1) Members of the Audit Committee.
(2) Directors' terms expire at the Company's annual meeting of shareholders for the applicable fiscal year. The annual meeting is typically held following the completion of the fiscal year. The annual meeting for the fiscal year ended December 31, 2004 was held on June 8, 2005, at which Mr. Kusumoto’s term expired. Mr. Kusumoto was elected for election as a Class III director to serve for a term of three years until the annual meeting of shareholders for fiscal 2007, to be held in 2008.

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

Compensation

During the fiscal year ended December 31, 2004, the Company paid $11,022 in compensation to its independent directors. The Company has not issued or granted any incentive stock options to either the Company's directors or officers or any other non-cash compensation, as more particularly described below. No other funds were set aside or accrued by the Company during the fiscal year ended December 31, 2004 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company.

The Company is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to certain of its directors and executive officers. The following fairly reflects material information regarding compensation paid thereto.

Executive Compensation

The following table sets forth certain summary information concerning compensation paid or accrued for services rendered to the Company in all capacities during each of the last three financial years of the Company to its Chief Executive Officer and to the other executive officers of the Company who received a combined salary and bonus in excess of Cdn. $150,000 during the financial year ended December 31, 2004 (the "Named Executive Officer"):

SUMMARY COMPENSATION TABLE

Name And Principal Position	Year Ended December, 31	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options/ SARs(1) Granted (#)	Restricted Shares or Share Units ($)	LTIP(2) Payouts ($)
Tom S. Kusumoto President and Secretary (3)	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	$90,000(4) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
________________________________
(1) Stock appreciation rights.
(2) Long-term incentive plan.
(3) Tom S. Kusumoto acts as the Chief Executive Officer and Chief Financial Officer of the Corporation.
(4) Fees paid to Geko Bank Corp., a company wholly owned by Tom S. Kusumoto.

Options to Purchase Securities

During the year ended December 31, 2004, the Company’s shareholders approved the adoption of a stock option plan whereby the Company is authorized to grant options to officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The plan is subject to the rules of the TSX Venture Exchange (“TSX-V”). Under the plan, the exercise price of each option cannot be less than the price permitted by the TSX-V. The options can be granted for a maximum term of five years or as allowed by the TSX-V.

The Company also has outstanding incentive stock options entitling former directors of the Company to acquire an aggregate of 120,000 common shares at an exercise price of $1.25 per share, which expired on February 2, 2005.

Option Grants During the Most Recently Completed Fiscal Year

The Company did not grant any options to the Named Executive Officer during the fiscal year ended December 31, 2004.

Aggregated Option Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Option Values

The Named Executive Officer does not hold any options or freestanding SARs to acquire securities of the Company and did not acquire any securities of the Company on the exercise of options or freestanding SARs during the financial year ended December 31, 2004.

Board Practices (Audit Committee)

Mandate

The primary function of the audit committee (the "Committee") is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Corporation to regulatory authorities and shareholders, the Corporation's systems of internal controls regarding finance and accounting and the Corporation's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Corporation's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to: (i) serve as an independent and objective party to monitor the Corporation's financial reporting and internal control system and review the Corporation's financial statements; (ii) review and appraise the performance of the Corporation's external auditors; and (iii) provide an open avenue of communication among the Corporation's auditors, financial and senior management and the board of directors.

Composition

The members of the Committee are currently Tom S. Kusumoto, Greg MacRae, and Alex Blodgett, the majority of whom are free from any relationship that, in the opinion of the board of directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

Currently, the Committee has at least one member with accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Corporation's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Corporation's financial statements.

Meetings

The Committee meets annually or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee meets with the external auditors.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee:

Documents/Reports Review

(a)  Reviews and updates its Charter annually.
(b)  Reviews the Corporation's financial statements, MD&A, any annual and interim earnings and press releases before the Corporation publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

(a)  Reviews annually the performance of the external auditors who shall be ultimately accountable to the board of directors and the Committee as representatives of the shareholders of the Corporation.
(b)  Obtains annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Corporation, consistent with Independence Standards Board Standard 1.
(c)  Reviews and discusses with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.
(d)  Takes or recommends that the full board of directors take appropriate action to oversee the independence of the external auditors.
(e)  Advises the board of directors on selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.
(f)  At each meeting, consults with the external auditors, without the presence of management, about the quality of the Corporation's accounting principles, internal controls and the completeness and accuracy of the Corporation's financial statements.
(g)  Reviews and approves the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.
(h)  Reviews with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.
(i)  Reviews and pre-approves all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Corporation's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

(1)  The aggregate amount of all such non-audit services provided to the Corporation constitutes not more than five (5%) percent of the total amount of revenues paid by the Corporation to its external auditors during the fiscal year in which the non-audit services are provided;

(2)  Such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and

(3)  Such services are promptly brought to the attention of the Committee by the Corporation and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the board of directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)  In consultation with the external auditors, reviews with management the integrity of the Corporation's financial reporting process, both internal and external.
(b)  Considers the external auditor's judgments about the quality and appropriateness of the Corporation's accounting principles as applied in its financial reporting.
(c)  Considers and approves, if appropriate, changes to the Corporation's auditing and accounting principles and practices as suggested by the external auditors and management.
(d)  Reviews significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.
(e)  Following completion of the annual audit, reviews separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.
(f)  Reviews any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.
(g)  Reviews with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.
(h)  Reviews any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.
(i)  Reviews the certification process.
(j)  Establishes a procedure for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

Other

Reviews any related party transactions.

Composition of the Audit Committee

The following are the members of the Audit Committee:

Tom S. Kusumoto Not independent* Financially literate*
Greg MacRae Independent* Financially literate*
Alex Bodgett Independent* Financially literate*

* As defined by Multilateral Instrument 52-110, Audit Committees ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Corporation's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the board of directors of the Corporation.

Employees

As at December 31, 2004, the Company employed one person.

Share Ownership

As at June 28, 2005, the Named Executive Officer beneficially owned, directly or indirectly 1,352,770 shares, or approximately 16.5%, of the Company's outstanding common shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

To the knowledge of the Company's directors and senior officers, the following table sets forth certain information as at June 28, 2005 concerning the ownership of the Company's common shares as to each person known by the directors and senior officers, based solely upon public records and filings, to be the direct and/or indirect owner of more than five (5%) percent of the Company's common shares:

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class

Common Shares	Tom S. Kusumoto(1)	1,352,770	16.5%
________________
(1) 552,490 shares are held by Harrop Country Fair Limited and 654,780 shares are held by Mercury Finance Group Ltd. Both companies are wholly-owned by Tom S. Kusumoto. On May 30, 2005 Mr. Tom S. Kusumoto indirectly acquired, through Mercury Finance Group Inc., a total of 654,780 common shares of the Corporation, which represents approximately eight (8%) percent of the outstanding common shares of the Corporation, through private transactions.

All of the Company's common shares carry the same voting rights. The Company's officers and directors, as a group, own or control, directly or indirectly, an aggregate of 1,352,770 common shares, representing approximately 16.5% of the Company's outstanding common shares.

To the extent known to the company, the company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person(s) severally or jointly.

The company is unaware of any arrangements which may at a subsequent date result in a change in control of the company.

Shareholder Distribution

As at June 14, 2005, there were approximately 67 holders of record of the Company's common shares. Approximately 1,985,875, or 24.3%, of the Company's common shares are held of record by 35 U.S. holders.

Related Party Transactions

Other than as disclosed herein, to the best of the Company's knowledge, there have been no material transactions since January 1, 2004 to which the Company was or is a party and in which a director or officer of the Company, or any relative or spouse of any director or officer, or any relative of such spouse who has the same home as such person or who is a director or officer of any subsidiary of the Company, has or will have a direct or indirect material interest, nor were any directors or officers of the Company, or any associates of such directors or officers, indebted to the Company or any of its subsidiaries during this period.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See "Item 18. Financial Statements" for financial statements filed as part of this annual report.

Legal Proceedings

The Company is subject to routine litigation incidental to the Company's business and is named from time to time as a defendant in various legal actions arising in connection with the Company's activities. The Company is also involved, from time to time, in investigations and proceedings by governmental and self-regulatory agencies. Some of these legal actions, investigations and proceedings may result in adverse judgments, penalties or fines. Please see Note 9 of the financial statements for further information.

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

Oil and Gas Properties

A statement of claim has been filed against the Company to recover certain oil and gas properties, which the claimant alleges were sold to it by the former management of the Company. The Company believes these oil and gas properties were not included as part of the properties sold to the claimant. The Company has offered to transfer certain of the interests in exchange for a waiver of court costs.

Cybersurf Litigation

During the year ended December 31, 2003, Cybersurf Corp. (“Cybersurf”) filed a statement of claim claiming that the Company engaged in improper actions during the Company’s attempt to replace the board of directors of Cybersurf at its annual general meeting held on November 28, 2002. As a result of the statement of claim, Cybersurf postponed its annual general meeting for almost two years. The Company was Cybersurf’s largest shareholder until it sold its investment during the year ended December 31, 2004 for proceeds of $1,125,037. During the year ended December 31, 2004, the Company paid a court judgment of $79,003 for costs related to the Company’s legal challenge.

On March 23, 2005, the Company announced it had entered into an agreement to settle and dismiss its litigation with Cybersurf. The Company did not admit to any liability or wrongdoing. Pursuant to the settlement, the Company contributed $601,760 in exchange for a full release of claims and a withdrawal of the complaints of Cybersurf. This amount and related legal costs of $699,793 have been recorded as a loss on settlement of lawsuit for the year ended December 31, 2004.

Dividend Information

The Company paid a dividend-in-kind, valued at $268,729, to shareholders in the form of shares of North Group Limited.

Any decision to pay dividends on the common shares in the future will be made by the board of directors on the basis of earnings, financial requirements and other conditions existing at the time. Currently, the board does not intend to pay any dividends.

Significant Changes

No significant changes have occurred since the date of the financial statements provided in Item 18 below.

Item 9. The Offer and Listing

Markets and Price History

The Company's common shares are quoted on the OTC Bulletin Board under the symbol "BMMUF" and, on the TSX Venture Exchange, in U.S. dollars, under the symbol "BMM.U". The following table sets forth the high and low sales prices of the Company's common shares on the OTC and TSX Venture Exchange for the periods indicated:

	OTC BB		TSX Venture Exchange
	High	Low	High	Low

Annual Highs and Lows

2000(1)	$1.25	$0.125	$0.20	$0.15
2001	0.28	0.08	0.35	0.12
2002	0.76	0.15	0.65	0.13
2003	0.75	0.23	0.60	0.15
2004	0.25	0.05	0.22	0.09

Quarterly Highs and Lows

2003
First Quarter	0.75	0.40	0.60	0.50
Second Quarter	0.55	0.35	0.55	0.35
Third Quarter	0.35	0.35	0.35	0.24
Fourth Quarter	0.35	0.23	0.24	0.15
2004
First Quarter	0.23	0.23	0.19	0.17
Second Quarter	0.23	0.152	0.22	0.15
Third Quarter	0.25	0.082	0.18	0.12
Fourth Quarter	0.105	0.05	0.12	0.11

Most Recent Six Months: Highs and Lows

2005
January	0.23	0.23	0.185	0.17
February	0.23	0.23	0.19	0.17
March	0.23	0.23	0.19	0.19
April	0.23	0.15	0.22	0.15
May	0.20	0.20	0.22	0.15
June(2)	0.10	0.10	0.135	0.12

(1) The Company's common shares were listed on the TSX Venture Exchange as of November 27, 2000. (2) As of June 27, 2005.

ITEM 10. ADDITIONAL INFORMATION

Articles and Bylaws

The Company is organized under the laws of the Yukon Territory, Canada and has been assigned corporate access number 31180.

The Company's Articles and Bylaws do not contain a description of the Company's objects and purposes, except insofar as to restrict the Company from carrying on the business of a railway, steamship, air transport, canal, telegraph, telephone or irrigation company (see section 5 of the Articles). The Company may perform any and all corporate activities permissible under the laws of the Yukon Territory.

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

An annual meeting of shareholders must be held at such time in each year not later than 15 months after the last preceding annual meeting and at such place as the Company's board of directors, or failing it, the Company's Chairman, Managing Director or President, may from time to time determine. The holders of not less than five (5%) percent of the Company's issued shares that carry the right to vote at a meeting may requisition the Company's directors to call a meeting of shareholders for the purposes stated in the requisition. The quorum for the transaction of business at any meeting of shareholders is two persons present in person or by proxy who together hold or represent by proxy in aggregate not less than one-third of the Company's outstanding shares entitled to vote at the meeting. Only persons entitled to vote, the Company's directors and auditor and others who, although not entitled to vote, are otherwise entitled or required to be present, are entitled to be present at a meeting of shareholders.

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

Material Contracts

On June 14, 2005 the Company announced that it had entered into a settlement agreement with the Alberta Securities Commission (“ASC”) regarding the breach of Alberta securities laws respecting control persons, insiders, and takeover bids. The Company entered into the agreement to, among other things, mitigate the ongoing expense of litigation. The Company has agreed to pay the ASC Cdn. $40,000 and an additional Cdn. $10,000 in partial satisfaction of the investigation costs to resolve this matter.

On March 23, 2005, the Company announced that it had entered into an agreement to settle and dismiss its litigation with Cybersurf. The Company did not admit to any liability or wrongdoing. Pursuant to the settlement, the Company contributed $601,760 in exchange for a full release of claims and a withdrawal of the complaints of Cybersurf. This amount and related legal costs of $699,793 have been recorded as a loss on settlement of lawsuit for the year ended December 31, 2004.

There have been no other material contracts entered into by the Company during the preceding two years.

Exchange Controls

There are presently no governmental laws, decrees or regulations in Canada which restrict the export or import of capital, or which impose foreign exchange controls or affect the remittance of interest, dividends or other payments to non-resident holders of the Company's common shares. However, any remittances of dividends to United States residents are subject to a 15% withholding tax (five percent if the beneficial owner of the dividends is a corporation owning at least 10% of the Company's voting shares) pursuant to the Canada-U.S. Tax Convention (1980), as amended (the "Treaty"). See "Item 10. Additional Information - Taxation".

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

Dividends

Dividends paid on the Company's common shares to a non-resident holder will be subject under the ITA to withholding tax at a rate of 25% subject to a reduction under the provisions of an applicable tax treaty, which tax is deducted at source by the Company. The Treaty provides that the ITA's standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to five (5%) percent where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of the corporation paying the dividend.

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

Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with these requirements, the Company files reports and other information with the SEC. These materials, including this annual report and the exhibits hereto, may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 175 West Jackson Boulevard, Suite 900, Chicago, Illinois 60604, and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the principal office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC's public reference facilities by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

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

The Company's reporting currency is the U.S. dollar. The majority of the Company's foreign exchange rate exposure for financial statement reporting purposes relates to the translation of the Company's Canadian dollar investments into U.S. dollars which is impacted by changes in the exchange rate between the U.S. dollar and the Canadian dollar. Significant fluctuations in the U.S. dollar to Canadian dollar exchange rate affect the number of Canadian dollars required to satisfy the Company's debts denominated in U.S. dollars. As of December 31, 2004 the majority of all of the Company's investments were in Canadian dollars.

The Company has prepared a sensitivity analysis to assess the impact of exchange rate fluctuations on its 2004 operating results. Based on this analysis, the Company estimates that a five (5%) percent increase in the exchange rate for the U.S. dollar to the Canadian dollar would have decreased the Company's reported net loss for 2004 by approximately $55,000.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

(a)
We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and timely reported. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer, both positions held by the same person, concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported as and when required.

(b)
There have been no changes in our internal controls over financial reporting or other factors that could significantly affect these controls during fiscal 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the aggregate fees billed to us by Davidson & Company during the fiscal years ended December 31, 2004 and 2003:

	Year Ended December 31,
	2004	2003
	(Canadian dollars)
	$	$
Audit Fees	35,500	36,500
Audit Related Fees	Nil	Nil
Tax Fees	4,500	6,650
All Other Fees	Nil	Nil
Total	40,000	43,150

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

--

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Index to Financial Statements and Schedules

1.       Independent Auditors' Report on the consolidated financial statements of the Company as at  December 31, 2004 and 2003.

2.       Consolidated Balance Sheets at December 31, 2004 and 2003.

3.       Consolidated Statements of Operations for the years ended December 31, 2004, 2003 and 2002.

4.  Consolidated Statements of Shareholders' Equity for the years ended December 31, 2004, 2003 and 2002.

5.  Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002.

6.  Notes to the Consolidated Financial Statements.

BLACK MOUNTAIN CAPITAL CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)

December 31, 2004

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Mercury Partners & Company Inc.

We have audited the consolidated balance sheets of Mercury Partners & Company Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“DAVIDSON & COMPANY”
Chartered Accountants
February 28, 2005, (except as to Note 9(b), which is as of March 4, 2005)

MERCURY PARTNERS & COMPANY INC.

CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. dollars)

	December 31,
	2004	2003
ASSETS
CURRENT
Cash and cash equivalents	$657,988	$241,105
Marketable securities (Note 3)	112,818	110,000
Loan and receivables (Note 4)	22,561	51,651
Total current assets	793,367	402,756

Long-term investments, cost (Note 5)	2,364	998,127
Long-term investments, equity (Note 5)	-	696,070
Property and equipment (Note 6)	1,741	11,267
Total assets	$797,472	$2,108,220

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
CURRENT
Accounts payable	$245,164	$69,260
Accrued liabilities (Note 9(b))	601,760	-
	846,924	69,260
Shareholders' equity (deficiency)
Capital stock
Authorized
Unlimited number of common shares
Unlimited number of Class A preferred shares
Issued and outstanding
8,183,733 common shares at December 31, 2004 and 2003	3,456,139	3,456,139
Less: Treasury stock - 2,250,219 common shares at December 31, 2004 and 2003	(1,294,050)	(1,294,050)
Additional paid-in capital	971,859	971,859
Cumulative translation adjustment	399,948	391,131
Deficit	(3,583,348)	(1,486,119)
Total shareholders’ equity (deficiency)	(49,452)	2,038,960
Total liabilities and shareholders’ equity (deficiency)	$797,472	$2,108,220

Organization and operations (Note 1)
Contingencies (Note 9)
Commitment (Note 12)
The accompanying notes are an integral part of these consolidated financial statements.

MERCURY PARTNERS & COMPANY INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in U.S. dollars)

	December 31,
	2004	2003	2002
REVENUE	$61,170	$75,704	$184,341

EXPENSES
Amortization	6,301	4,229	6,058
General and administrative (Note 8)	222,340	169,006	145,852
Directors and management fees (Note 7)	76,360	3,529	1,273
Interest	134	40	267
Total expenses	305,135	176,804	153,450
Income (loss) before other income (expense)	(243,965)	(101,100)	30,891

OTHER INCOME (EXPENSE)
Equity income (loss) (Note 5)	(4,521)	2,397	(17,975)
Write-down of marketable securities	-	(260)	(16,147)
Write-down of long-term investments	-	(426,950)	-
Loss on sale of long-term investments	(195,854)	-	-
Loss on sale of equipment	(3,604)	-	-
Recovery (write-down) of loan and receivables (Note 4)	-	108,065	(361,558)
Loss on settlement of lawsuit (Note 9(b))	(1,380,556)	-	-
Excise tax re-assessed	-	(99,707)	-
Total other expense, net	(1,584,535)	(416,455)	(395,680)
Net loss for the year	$(1,828,500)	$(517,555)	$(364,789)
Basic and diluted loss per common share	$(0.31)	$(0.09)	$(0.06)
Weighted average number of common shares outstanding	5,933,514	5,933,514	5,933,514

The accompanying notes are an integral part of these consolidated financial statements.

MERCURY PARTNERS & COMPANY INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(Expressed in U.S. dollars)

	Common Shares			Treasury Shares
	Number of Shares	Amount	Additional Paid-in Capital	Number of Shares	Amount	Cumulative Translation Adjustment	Deficit	Total
Balance at December 31, 2001	8,183,733	$3,456,139	$971,859	(2,250,219)	$(1,294,050)	$(55,198)	$(603,775)	$2,474,975
Cumulative translation adjustment	-	-	-	-	-	8,904	-	8,904
Net loss for the year	-	-	-	-	-	-	(364,789)	(364,789)
Balance at December 31, 2002	8,183,733	3,456,139	971,859	(2,250,219)	(1,294,050)	(46,294)	(968,564)	2,119,090
Cumulative translation adjustment	-	-	-	-	-	437,425	-	437,425
Net loss for the year	-	-	-	-	-	-	(517,555)	(517,555)
Balance at December 31, 2003	8,183,733	3,456,139	971,859	(2,250,219)	(1,294,050)	391,131	(1,486,119)	2,038,960
Cumulative translation adjustment	-	-	-	-	-	8,817	-	8,817
Dividend	-	-	-	-	-	-	(268,729)	(268,729)
Net loss for the year	-	-	-	-	-	-	(1,828,500)	(1,828,500)
Balance at December 31, 2004	8,183,733	$3,456,139	$971,859	(2,250,219)	$(1,294,050)	$399,948	$(3,583,348)	$(49,452)

The accompanying notes are an integral part of these consolidated financial statements.

MERCURY PARTNERS & COMPANY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars)

	December 31,
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(1,828,500)	$(517,555)	$(364,789)
Items not affecting cash and cash equivalents:
Amortization	6,301	4,229	6,058
Equity (income) loss	4,521	(2,397)	17,975
Write-down (recovery) of loan and receivables	-	(108,065)	361,558
Write-down of marketable securities	-	260	16,147
Write-down of long-term investments	-	426,950	-
Loss on sale of long-term investments	195,854	-	-
Loss on sale of equipment	3,604	-	-

Changes in non-cash working capital items:
Decrease in marketable securities	5,382	10,471	363,570
Decrease in loan and receivables	32,939	15,624	603,423
Decrease in marketable securities sold short	-	-	(70,360)
Increase (decrease) in accounts payable	170,742	(80,643)	30,418
Increase in accrued liabilities	601,760	-	-
Increase (decrease) in due to related party	-	(22,795)	18,714
Net cash provided by (used in) operating activities	(807,397)	(273,921)	982,714

CASH FLOWS FROM INVESTING ACTIVITIES
Long-term investment purchases/costs	(21,162)	(244,152)	(745,594)
Proceeds on sale of long-term investments	1,125,037	-	126,327
Net cash provided by (used in) investing activities	1,103,875	(244,152)	(619,267)
Effect of foreign exchange on cash and cash equivalents	120,405	102,598	(8,250)
Change in cash and cash equivalents during the year	416,883	(415,475)	355,197
Cash and cash equivalents, beginning of year	241,105	656,580	301,383
Cash and cash equivalents, end of year	$657,988	$241,105	$656,580
Cash paid during the year for interest	$134	$40	$267
Cash paid during the year for income taxes	$-	$-	$-

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.
.

MERCURY PARTNERS & COMPANY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004

1. Organization and Operations

Mercury Partners & Company Inc. (the "Company") is organized under the Yukon Business Corporations Act. The Company currently operates in the financial services industry in Canada, engaging in private equity, merchant banking, consulting activities and asset-based commercial lending.

During the year ended December 31, 2004, the Company’s shareholders approved a name change and the reduction of capital stock and deficit by $1,486,119. These transactions have not been completed and accordingly these financial statements do not reflect these transactions.

All amounts are expressed in United States dollars except for certain amounts denoted in Canadian dollars ("CAD$").

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

Loan and receivables

Provisions are made for doubtful accounts and loan losses on an individual basis.

Long-term investments

Investments in companies over which the Company has significant influence are accounted for by the equity method, whereby the original cost of the shares is adjusted for the Company's share of earnings or losses less dividends since significant influence was acquired. Investments in which the Company has no significant influence and that it intends to hold longer than one year are accounted for on the cost basis. Cost of investments includes acquisition costs of shares, as well as legal and consulting costs related to maintaining the Company’s interest. Investments are written-down to their estimated net realizable value when there is evidence of a decline in value below their carrying amount that is other than temporary.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is provided for on a straight-line basis over the estimated useful lives of the assets as follows:

Furniture and equipment	5 years
Computer equipment	3 years
Leasehold improvements	5 years

Foreign currency translation

The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company follows the current rate method of translation with respect to its presentation of these consolidated financial statements in the reporting currency, being the United States dollar. Accordingly, assets and liabilities are translated into U.S. dollars at the period-end exchange rates, while revenue and expenses are translated at the prevailing exchange rates during the period. Related exchange gains and losses are included in a separate component of shareholder’s equity (deficiency) as cumulative translation adjustment.

Revenue recognition

Revenue consists of gains or losses from trading securities, interest income from a loan and investments of cash and cash equivalents, royalty revenue and management and merchant banking fees. Gains and losses from trading are recorded when securities are disposed of. Interest income is recognized when earned using the effective interest method. Management and merchant banking fees are recorded when services are provided. Oil and gas royalty revenue from the Company’s pro rata interest in oil and gas claims in Alberta are recorded when received.

Net loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on net loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. This calculation proved to be anti-dilutive for the years ended December 31, 2004, 2003 and 2002. The dilutive instrument consists of stock options convertible into 120,000 common shares for the years presented.

Basic net loss per share is calculated using the weighted average number of common shares outstanding during the year.

Stock-based compensation

From January 1, 2002 to December 31, 2002, as permitted by CICA Handbook Section 3870, the Company used the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of loss and loss per share as if the fair value method had been adopted. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Effective January 1, 2003, in accordance with CICA Handbook Section 3870, the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation. There is no impact for the years presented.

Income taxes

Future income taxes are recorded using the asset and liability method, whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered it provides a valuation allowance against the excess.

Comparative figures

Certain of the comparative figures have been reclassified in order to conform with the current year’s presentation.

3. Marketable Securities

	2004		2003
	Fair Value	Carrying Value	Fair Value	Carrying Value
Variable Income Securities
Publicly Traded Securities
Canadian	$47,214	$2,133	$84,050	$1,935
American	369,786	110,685	306,530	108,065
Total Marketable Securities	$417,000	$112,818	$390,580	$110,000

4. Loan and Receivables

	2004	2003
Loan	$15,910	$48,563
Receivables	6,651	3,088
	$22,561	$51,651

As at December 31 2004, the loan in the amount of $15,910 (2003 - $Nil) was unsecured and bears interest at 8% per annum.

As at December 31, 2003, the loan in the amount of $48,563 was unsecured and bore interest at 18% per annum. The loan was repaid in full during the year ended December 31, 2004.

During the year ended December 31, 2003, a loan in the amount of $108,065, which had been written-down during the 2002 fiscal year, was recovered in the form of common shares of a public U.S. company having a market price of $306,530 at December 31, 2003. The recovery and investment have been recorded at the carrying amount of the original loan.

During the year ended December 31, 2002, a $200,000 debenture, as well as $161,558 in loan and receivables were written-off as management determined the balances to be uncollectible.

5. Long-term Investments

	2004		2003
	Fair Value	Carrying Value	Fair Value	Carrying Value
Investments carried at cost	$1,212	$2,364	$718,651	$998,127
Investments carried at equity	-	-	492,430	696,070
Total Long-term Investments	$1,212	$2,364	$1,211,081	$1,694,197

	2004		2003
	Fair Value	Carrying Value	Fair Value	Carrying Value
Variable Income Securities
Canadian (publicly traded securities)	$1,212	$2,364	$1,211,081	$1,694,197
Total Long-term Investments	$1,212	$2,364	$1,211,081	$1,694,197

Long-term Investments, equity

As at December 31, 2004, the Company held a .06% (2003 - 19%) interest in the common shares of North Group Limited (“North Group”), a company with common directors. The Company distributed its investment in North Group to the Company’s shareholders during the year ended December 31, 2004 by paying a dividend in kind of 2,492,076 shares of North Group, valued at $268,729.

The Company recorded equity income (loss) totaling $(4,521) (2003 - $2,397; 2002 - $(17,975)) to the date of disposal. As a result of the disposal, the accounting policy was changed from the equity method to the cost method.

6. Property and Equipment

	2004			2003
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Furniture and Equipment	$33,344	$31,729	$1,615	$34,159	$27,769	$6,390
Computer equipment	49,669	49,669	-	52,626	47,875	4,751
Leasehold Improvements	3,880	3,754	126	3,880	3,754	126
	$86,893	$85,152	$1,741	$90,665	$79,398	$11,267

The Company holds an interest in certain oil and gas properties in Alberta with a carrying value of $Nil (2003 - $Nil). Title to the properties is subject to a dispute (Note 9(a)).

7. Related Party Transactions

As part of the Company's merchant banking activities, the Company often appoints a representative to the client company's board of directors. Accordingly, such transactions are considered to be related party transactions in nature.

The Company entered into the following transactions with related parties:

a)  Paid or accrued $65,338 (2003 - $Nil; 2002 - $Nil) in management fees to private companies of the executive management of the Company.

b)  Paid or accrued directors fees of $11,022 (2003 - $3,529; 2002 - $1,273) to independent directors of the Company.

c)  Paid a dividend in kind, valued at $267,829, to shareholders consisting of 2,492,076 shares of North Group, a company with common directors (Note 5).

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8. General and Administrative Costs

General and administrative costs include the following expenses:

	2004	2003	2002
Consulting fees, salaries and benefits	$40,008	$47,861	$27,135
Non-recoverable GST	27,732	14,062	-
Office and miscellaneous	17,030	3,583	7,085
Professional fees	123,913	89,405	105,677
Regulatory, transfer agent and shareholder communication	13,657	14,095	5,955
	$222,340	$169,006	$145,852
9. Contingencies

Litigation

a) A statement of claim has been filed against the Company to recover certain oil and gas properties (Note 6), which the claimant alleges were sold to it by the former management of the Company. The Company believes these oil and gas properties were not included as part of the properties sold to the claimant. The Company has offered to transfer certain of the interests in exchange for a waiver of court costs.

b) During the year ended December 31, 2003, Cybersurf Corp. (“Cybersurf”) filed a statement of claim claiming that the Company engaged in improper actions during the Company’s attempt to replace the board of directors of Cybersurf at its annual general meeting held on November 28, 2002. As a result of the statement of claim, Cybersurf postponed its annual general meeting for almost two years. The Company was Cybersurf’s largest shareholder until it sold its investment during the year ended December 31, 2004 for proceeds of $1,125,037 (CAD $1,575,000). During the year ended December 31, 2004, the Company paid a court judgment of $79,003 for costs related to the Company’s legal challenge to the election of directors of Cybersurf at its November 28, 2002 annual general meeting.

On March 23, 2005, the Company announced it had entered into an agreement to settle and dismiss its litigation with Cybersurf. The Company did not admit to any liability or wrongdoing. Pursuant to the settlement, the Company contributed $601,760 (CAD$725,000) in exchange for a full release of claims and a withdrawal of the complaints of Cybersurf. This amount and related legal costs of $699,793 have been recorded as a loss on settlement of lawsuit for the year ended December 31, 2004.

c) The Company has been notified of certain additional legal claims. In the opinion of management, these claims are without merit and no provision has been made for them in the accounts. The likelihood and amount of any loss is not determinable.

10. Supplemental Disclosure With Respect to Cash Flows

The significant non-cash transaction during the year ended December 31, 2004, consisted of the Company paying a dividend in kind, valued at $268,729, to shareholders in the form of shares of North Group (Note 5).

The significant non-cash transaction for the year ended December 31, 2003 consisted of the Company receiving common shares in a U.S. public company as settlement of a $108,065 loan, which was written off in 2002 (Note 4).

There were no significant non-cash transactions during the year ended December 31, 2002.

11. Stock Options

During the year ended December 31, 2004, the Company’s shareholders approved the adoption of a stock option plan whereby the Company is authorized to grant options to officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The plan is subject to the rules of the Venture Exchange (“TSX-V”). Under the plan, the exercise price of each option cannot be less than the price permitted by the TXS-V. The options can be granted for a maximum term of 5 years or as allowed by the TSX-V.

During the years ended December 31, 2004, 2003 and 2002, no stock options were granted, exercised, forfeited or cancelled.

The following is a summary of the status of stock options outstanding to former management at December 31, 2004:
	Outstanding Options			Exercisable Options
Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 1.25	120,000.081		$ 1.25	120,000	$ 1.25

12. Commitment

The Company is committed to annual lease payments for premises of $1,818 in 2005.

13. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, marketable securities, loan and receivables, investments and accounts payable and accrued liabilities. The Company does not believe it is subject to any significant concentration of credit risk. Although cash and cash equivalents balances are held in excess of federally insured limits, they are in place with major financial institutions and major corporations. The fair value of these financial instruments approximates their carrying values unless otherwise noted.

Market risk is the risk that the value of a financial instrument might be adversely affected by a change in commodity prices, interest rates or currency exchange rates. The Company manages the market risk associated with commodity prices, interest rates and currency exchange rates by establishing and monitoring parameters that limit the type and degree of market risk that may be undertaken.

14. Income Taxes

A reconciliation of income tax expense (recovery) at Canadian statutory rates with the reported taxes is as follows:

	2004	2003	2002
Loss before income taxes	$(1,828,500)	$(517,555)	$(364,789)

Expected income tax recovery	$(651,310)	$(194,704)	$(144,529)
Equity (income) loss	(1,890)	(969)	7,118
Expenses unrecognized (recognized) for tax purposes	574,470	167,096	(44,398)
Unrecognized benefit of non-capital losses	78,730	28,577	181,809
Total income taxes	$-	$-	$-

Details of the Company's future income tax assets are as follows:

	2004	2003
Future income tax assets:
Non-capital losses available for future periods	$779,000	$934,097
Net capital losses available for future periods	2,264,000	1,749,200
Equipment	82,600	73,442
Other items	11,980	171,073
	3,137,580	2,927,812
Valuation allowance	(3,137,580)	(2,927,812)
	$-	$-

The Company has non-capital losses of approximately $2,630,000 available to reduce future years’ taxable income, which expire through to 2014. The Company also has net capital losses of approximately $7,651,000, which can be carried forward indefinitely and applied against future years’ taxable capital gains.

Future tax benefits of these losses have been offset by a valuation allowance and have not been recognized in these consolidated financial statements.

15. Segmented Information

The Company has determined that it has one operating and reportable segment, being the financial services industry in Canada. Services include private equity and merchant banking and asset-based commercial lending as described in Note 1.

16. Differences Between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The material variations in the accounting principles, practices and methods used in the preparation of these consolidated financial statements from principles, practices and methods accepted in the United States ("U.S. GAAP") are described and quantified below.

The impact of the differences between Canadian GAAP and U.S. GAAP on the consolidated balance sheets, statements of operations and cash flows would be as follows:

	2004	2003
Balance sheets
Current assets, Canadian GAAP	$793,367	$402,756
Unrealized holding gains on trading securities	304,182	280,580
Current assets, U.S. GAAP	1,097,549	683,336
Long-term investments, cost, Canadian GAAP	2,364	998,127
Unrealized holding loss on available-for-sale securities	(1,152)	(279,476)
Long-term investments, cost, U.S. GAAP	1,212	718,651
Long-term investments, equity, Canadian GAAP and U.S. GAAP	-	696,070
Property and equipment, Canadian GAAP and U.S. GAAP	1,741	11,267
Total assets, U.S. GAAP	$1,100,502	$2,109,324

Total liabilities, Canadian GAAP and U.S. GAAP	$846,924	$69,260

Shareholders' equity, Canadian GAAP	(49,452)	2,038,960
Unrealized holding loss on available-for-sale securities	(1,152)	(279,476)
Unrealized holding gain on trading securities	304,182	280,580
Shareholders' equity, U.S. GAAP	253,578	2,040,064
Total liabilities and shareholders' equity, U.S. GAAP	$1,100,502	$2,109,324

	2004	2003	2002
Statements of operations
Net loss for the year, Canadian GAAP	$(1,828,500)	$(517,555)	$(364,789)
Unrealized holding gain on trading securities	304,182	280,580	79,279
Net loss for the year, U.S. GAAP	$(1,524,318)	$(236,975)	$(285,510)
Basic and diluted loss per common share, U.S. GAAP	$(0.26)	$(0.04)	$(0.05)

At December 31, 2004, 2003 and 2002, 120,000 potentially dilutive shares were excluded from net loss per share.

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

Under U.S. GAAP, Statements of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) requires that certain investments be classified into available-for-sale or trading securities stated at fair market values. Any unrealized holding gains or losses are to be reported as a separate component of shareholders’ equity until realized for available-for-sale securities and included in earnings for trading securities. Under SFAS 115, the Company’s investment in marketable securities in the amount of $112,818 (2003 - $110,000) would be classified as trading securities and its investment in long-term investment securities carried at cost in the amount of $2,364 (2003 - $998,127) would be classified as available-for-sale securities.

	Carrying Value	Gross Unrealized Gain	Gross Unrealized Loss	Market Value
2004
Trading securities	$112,818	$304,182	$-	$417,000
Available-for-sale securities	2,364	-	(1,152)	1,212
	$115,182	$304,182	$(1,152)	$418,212

	Carrying Value	Gross Unrealized Gain	Gross Unrealized Loss	Market Value
2003
Trading securities	$110,000	$280,580	$-	$390,580
Available-for-sale securities	998,127	-	(279,476)	718,651
	$1,108,127	$280,580	$(279,476)	$1,109,231

Stock-based compensation

Under U.S. GAAP, Statements of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”) requires companies to establish a fair market value based method of accounting for stock-based compensation plans. In previous years, the Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB25”). Accordingly, compensation cost for stock options were measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price. Effective for fiscal years ending after

December 15, 2002, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123” (“SFAS 148”). SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted the fair value based method effective January 1, 2003.

New accounting and disclosure standards were introduced under Canadian GAAP (Note 2) for the fiscal year ending December 31, 2002.

Comprehensive income

Under U.S. GAAP, Statements of Financial Accounting Standards No. 130 “Reporting Comprehensive Income” establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses). The purpose of reporting comprehensive income is to present a measure of all changes in shareholders’ equity that result from recognized transactions and other economic events of the year, other than transactions with owners in their capacity as owners. Under Canadian GAAP, the reporting of comprehensive income is not required.

Comprehensive income (loss) is as follows:
	2004	2003	2002
Net loss for the year, U.S. GAAP	$(1,524,318)	$(236,975)	$(285,510)
Other comprehensive income:
Unrealized gain (loss) on investments	(1,152)	(279,476)	(514,597)
Cumulative translation adjustment	8,817	437,425	8,904
Comprehensive net loss for the year, U.S. GAAP	$(1,516,653)	$(79,026)	$(791,203)

New accounting pronouncements

In January 2003, FASB issued Financial Interpretation No. 46 “Consolidation of Variable Interest Entities” ("FIN 46") (revised in December 17, 2003). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after December 15, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after March 15, 2004.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29” (“SFAS 153”) which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, “Share Based Payment” (“SFAS 123R”). SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions) and revises Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”) as follows:

Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and nonpublic entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value whereas under SFAS 123, all share-based payment liabilities were measured at their intrinsic value.

Nonpublic entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price if it is not practicable to estimate the expected volatility of the entity’s share price.

Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.

Incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification whereas SFAS 123 required that the effects of a modification be measured as the difference between the fair value of the modified award at the date it is granted and the award’s value immediately before the modification determined based on the shorter of (1) its remaining initially estimated expected life or (2) the expected life of the modified award.

SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force No. 96-18 “Accounting for

Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods and Services”. SFAS 123R also does not address the accounting for employee share ownership plans which are subject to Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after June 15, 2005.

Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. For nonpublic entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005.

The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or results of operations

Canadian Standards

In 2002, the CICA issued Handbook Section 3063, “Impairment of Long-Lived Assets”, which is effective for fiscal years commencing September 1, 2003. Under this section, an impairment loss is measured as the difference between the carrying value of an asset and its fair value. The Company does not expect the adoption of this section to have significant impact on its consolidated financial statements.

In June 2003, the CICA revised Accounting Guideline 13, “Hedging Relationships”, which is effective for fiscal years beginning on and after July 1, 2003. The guideline addresses the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting. The guideline establishes certain conditions for applying hedge accounting and also deals with the discontinuance of hedge accounting. The Company does not expect the adoption of this guideline to have a significant impact on its consolidated financial statements.

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which will be effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. Management is assessing the impact, if any, of the adoption of this guideline on the Company’s consolidated financial statements.

* * *

ITEM 19. EXHIBITS

1.1	Articles of Continuance and Bylaws(1)
1.2	Articles of Amalgamation(2)
4.1	Amalgamation Agreement dated August 24, 2001 between the Company, Pacific Mercantile Company Limited and 940296 Alberta Ltd.(3)
4.2	Share Purchase Agreement dated December 27, 2001 between Mercury Finance Group Inc., Pacific Mercantile Company Limited and Stephen Rota(4)
8.1	Subsidiaries of the Company
11.1	Code of Ethics(5)
12.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 29, 2005
13.1	Officer certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to the Sarbanes-Oxley Act of 2002, dated June 29, 2005

(1) Incorporated by reference to the Company's Form 20-F for the fiscal year ended December 31, 1999.
(2) Incorporated by reference to the Company's Form 20-F for the fiscal year ended December 31, 2001.
(3) Incorporated by reference to the Company's Form 6-K filed on August 31, 2001.
(4) Incorporated by reference to the Company's Form 20-F for the fiscal year ended December 31, 2001.
(5) Incorporated by reference to the Company's Form 20-F for the fiscal year ended December 31, 2003.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated at Vancouver, British Columbia, Canada this 29 day of June, 2005.

BLACK MOUNTAIN CAPITAL CORPORATION

By: /s/ Tom S. Kusumoto
Tom S. Kusumoto
President

BLACK MOUNTAIN CAPITAL CORPORATION

FORM 20-F

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
8.1	Subsidiaries of the Company
12.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 29, 2005
13.1	Officer certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to the Sarbanes-Oxley Act of 2002, dated June 29, 2005