Form 20-F
period 2005-12-31
BLACK MOUNTAIN CAPITAL CORP
filed 2006-06-30
CIK 781885

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________________

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report______________

Commission File Number 0-13966

BLACK MOUNTAIN CAPITAL CORPORATION
(Exact name of Company as specified in its charter)

Yukon Territory, Canada
(Jurisdiction of Incorporation or Organization)

Suite 613, 375 Water Street
Vancouver, British Columbia V6B 5C6 Canada
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without Par Value (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

8,183,733 Common Shares without par value outstanding as at December 31, 2005

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[ ] Yes [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. [ ] Yes [X] No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

*Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check on):
Large Accelerated File [ ] Accelerated Filer [ ] Non-Accelerated Filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [X] Item 18 [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  NOT APPLICABLE

INTRODUCTION

In this annual report on form 20-F, referred to as the "Annual Report", references to the "Company" mean Black Mountain Capital Corporation and its subsidiaries unless the context of the sentence clearly suggests otherwise.

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

Exchange Rates

Unless otherwise indicated in this Annual Report, all references to "United States Dollars", "U.S. Dollars", "U.S.$" or "$" are to the lawful currency of the United States and all references to "Canadian Dollars" or "CAD$" are to the lawful currency of Canada.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.    Selected Financial Data

The following table summarizes selected consolidated financial data for the Company prepared in accordance with Canadian generally accepted accounting principles, referred to as "GAAP". Additional information is presented to show the difference, which would result from the application of United States GAAP to the Company's financial information. For a description of the differences between Canadian GAAP and United States GAAP, see Note 16 of the Company's consolidated financial statements included elsewhere in this Annual Report. The information in the table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements.

	Year Ended December 31,
Canadian GAAP	2005	2004	2003	2002 (as restated(1))	2001 (as restated(1))
	(in thousands, other than per share amounts)
Revenues	$52	$61	$76	$184	$121

Net Income (loss) operations	(300)	(1,829)	(518)	(365)	(799)
Net Income (loss) per share
Basic	(0.05)	(0.31)	(0.09)	(0.06)	(0.16)
Fully diluted	(0.05)	(0.31)	(0.09)	(0.06)	(0.16)
Total assets	149	797	2,108	2,261	2,638
Net assets	(361)	(49)	2,039	2,119	2,475
Debt	510	847	69	142	163
Shareholders' equity	(361)	(49)	2,039	2,119	2,475
Capital stock	3,456	3,456	3,456	3,456	3,456
Dividends	-	269(2)	-	-	-
Weighted average common stock outstanding, fully diluted (in thousands of shares)	5,934	5,934	5,934	5,934	4,851
_______________________
(1)
During fiscal 2003, the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method as required by Emerging Issues Committee 130 issued by the Canadian Institute of Chartered Accountants (see Note 2 to the Company's consolidated financial statements). The standard requires restatement and therefore financial statements for fiscal 2002 and 2001 have been restated

(2)
The Company announced a special dividend consisting of 0.42 common shares of North Group Finance Limited (TSX Venture Exchange: NOR) for each common share of the Company. The Company distributed approximately 2,492,076 common shares of North Group Finance Limited to shareholders as of the record date of August 31, 2004.

	Year Ended December 31,
U.S. GAAP	2005	2004	2003	2002 (as restated(1))	2001 (as restated(1))
	(in thousands, other than per share amounts)
Revenues	$52	$61	$76	$184	$121

Net Income (loss)	(389)	(1,848)	(316)	(286)	(799)
Net income (loss) per share
Basic	(0.065)	(0.311)	(0.053)	(0.05)	(0.16)
Fully diluted	(0.065)	(0.311)	(0.053)	(0.05)	(0.16)
Total assets	551	1,101	2,109	1,826	2,806
Net assets	41	254	2,040	1,684	2,643
Debt	510	847	69	142	163
Shareholders' equity	41	254	2,040	1,684	2,643
Capital stock	3,456	3,456	3,456	3,456	3,456
Dividends	-	269(2)	-	-	-
Weighted average common stock outstanding, fully diluted (in thousands of shares)	5,934	5,934	5,934	5,934	4,851
__________________
(1)
During fiscal 2003, the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method as required by Emerging Issues Committee 130 issued by the Canadian Institute of Chartered Accountants (see Note 2 to the Company's consolidated financial statements). The standard requires restatement and therefore financial statements for fiscal 2002 and 2001 have been restated

(2)
The Company announced the Dividend consisting of 0.42 common shares of North Group Finance Limited (TSX Venture Exchange: NOR) for each common share of the Comany. The Company distributed approximately 2,492,076 common shares of North Group Finance Limited to shareholders as of the record date of August 31, 2004.

Exchange Rates

The following table sets forth information as to the period end, average, high and low exchange rate data for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = U.S. $1).

Year Ended: December 31	Average	Period End	High	Low
2001	1.5487	1.5925	1.6023	1.4933
2002	1.5704	1.5800	1.6128	1.5108
2003	1.4008	1.2923	1.5750	1.2923
2004	1.3017	1.2034	1.3970	1.1775
2005	1.2116	1.1656	1.2703	1.1507

The following table sets forth the high and low exchange rate for the past six months. As of June 28, 2006, the exchange rate was CAD$1.1240 for each U.S. $1.00.

Month	High	Low
December 2005	1.1736	1.1507
January 2006	1.1891	1.1408
February 2006	1.1177	1.1379
March 2006	1.1722	1.1320
April 2006	1.1718	1.1203
May 2006	1.1232	1.0989

B.    Capitalization and Indebtedness

Not Applicable.

C.	Reasons for Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

A market downturn could further result in losses to the extent that the Company owns assets in such market. Conversely, to the extent that the Company has sold assets the Company does not own (i.e., if the Company has short positions) in any market, an upturn in such market could expose the Company to potentially unlimited losses as it attempts to cover its short positions by acquiring assets in a rising market.

Even in the absence of a market downturn, the Company is exposed to substantial risk of loss due to market volatility.

A rise in inflation may affect the Company's results.

The Company does not believe that inflation has had a material impact on its revenues or income over the past three fiscal years. In addition, since the Company's assets to a large extent are liquid in nature, they are not significantly affected by inflation. However, increases in inflation could result in increases in the Company's expenses. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect the Company's business, results of operations and financial condition.

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

These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. See Note 10 of the Financial Statements for additional information with respect to the Company's legal and regulatory proceedings.

Employment Risks

The Company's future success depends, in significant part, upon the continued service and performance of its senior management. Losing the services of some or all of these individuals could impair the Company's ability to conduct its business.

Enforcement Risks

The enforcement of civil liabilities by investors under applicable United States federal and state securities laws may be adversely affected because the Company is organized under the laws of the Yukon Territory, Canada and none of its officers or directors are residents of the United States.

As a result, it may be difficult or impossible for United States investors to effect service of process upon the Company's officers or directors within the United States. It may also be difficult to realize against the Company or its officers or directors, in the United States, upon judgments of United States courts for civil liabilities under applicable United States federal and state securities laws. Courts in Canada or elsewhere may not enforce: (1) judgments of United States courts obtained in actions against the Company or its officers or directors predicated upon the civil liability provisions of applicable United States federal and state securities laws; and (2) in original actions, liabilities against the Company or officers or directors predicated upon such laws.

Additionally, the Company is organized under the laws of the Yukon Territory, Canada and its principal operating assets are located outside of the United States. Under bankruptcy laws in the United States, courts typically have jurisdiction over a debtor's property, wherever it is located, including property situated in other countries. Courts outside of the United States may not recognize the United States bankruptcy court's jurisdiction. Accordingly, investors may have trouble administering a United States bankruptcy case involving a Canadian debtor with property located outside of the United States. Any orders or judgments of a bankruptcy court in the United States may not be enforceable.

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

In addition, the Investment Canada Act, referred to as the "ICA", may impose limitations on the rights of non-Canadians to acquire the Company's common shares.

ITEM 4. INFORMATION ON THE COMPANY

A.    History and Development of the Company

The Company was originally incorporated in 1952 under the Canada Corporations Act and was continued under the Canada Business Corporations Act in 1980 and amalgamated with Metanetix Corporation and Canadian Capital Financial Markets (C.C.F.M.) Inc. on January 1, 1995. The Company changed its name on January 22, 1999 from "Hariston Corporation" to "Midland Holland Inc." On January 24, 2000, the Company was continued under the Business Corporations Act (Yukon) under the name "Mercury Partners & Company Inc." On December 28, 2001, the Company completed an amalgamation with Pacific Mercantile Company Limited, referred to as "PMCL". The Company changed its name on April 29, 2005 from "Mercury Partners & Company Inc." to "Black Mountain Capital Corporation." The Company's principal place of business is Suite 613, 375 Water Street, Vancouver, British Columbia, Canada V6B 5C6 and its telephone number is (604) 689-7565.

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

On September 26, 2001, shareholders of PMCL and the Company approved the amalgamation between the companies, referred to as the "Amalgamation". Prior to the Amalgamation, PMCL was the largest shareholder of the Company, owning 2,250,219 common shares or approximately 49.5% of the Company.

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

In August 2004, the Company announced a special dividend consisting of 0.42 common shares of North Group Finance Limited (TSX Venture Exchange: NOR) for each common share of the Company. The Company distributed approximately 2,492,076 common shares of North Group Finance Limited to shareholders as of the record date of August 31, 2004. For registered shareholders with addresses in the United States, the shares of North Group Finance Limited which they would otherwise be entitled to was sold on their behalf and the proceeds of the sale have been distributed.

    During the year ended December 31, 2005, the Company settled with the Alberta Securities Commission, referred to as the "ASC", in respect of an alleged breach of takeover bid rules and control persons’ reporting obligations. Pursuant to the terms of the settlement, the Company paid $40,693 to the ASC to, among other things, mitigate the continuing expense of protracted litigation. This amount and related legal costs of $55,396 were recorded as a loss on settlement of lawsuits for the year ended December 31, 2005.

B.    Business Overview

The Company is a publicly traded financial services company engaging primarily in private equity and merchant banking activities in Canada and the United States. The Company's shares are quoted on the NASD OTC Bulletin Board, referred to as the "OTCBB", in the United States under the symbol "BMMUF" and on the TSX Venture Exchange, referred to as the "TSX-V", in U.S. dollars, under the symbol "BMM.U". The Company's investment objective is to acquire influential ownership in companies and, through direct involvement, bring about the changes required to realize their potential value. The Company concentrates on return on investment and cash flow to build long-term shareholder value. Accordingly, the Company continually evaluates its existing investments and operations and investigates the possible acquisition of new businesses.

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

C.    Organizational Structure

The following is a list of the Company's significant, but inactive, operating subsidiaries as of December 31, 2005:

Subsidiary	Jurisdiction of Incorporation	Proportion of Ownership Interest
Digital Labs Inc.	Alberta, Canada	100%
Pearson Finance Group Ltd.	Alberta, Canada	100%
Midland Holland Ltd.	Alberta, Canada	100%
Alliance Imaging Group Inc.	Canada	100%
Cross Creek Finance Group Ltd.	British Columbia, Canada	100%

D.    Property, Plants and Equipment

The Company's principal executive office is located in Vancouver, British Columbia, Canada, and is leased.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the financial condition and results of operations of the Company for the three years ended December 31, 2005, 2004 and 2003 should be read in conjunction with the consolidated financial statements and related notes included in this Annual Report. The Company's financial statements included herein were prepared in accordance with Canadian GAAP and are expressed in U.S. dollars. Additional information is presented to show the difference, which would result from the application of U.S. GAAP to the Company's financial information. For a reconciliation of the Company's financial statements included herein to U.S. GAAP, see Note 16 to the financial statements. Certain reclassifications may have been made to the prior periods' financial statements to conform to the current period's presentation.

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

Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity, achievements or financial condition.

Readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results, which may not occur as anticipated. Actual results could differ materially from those anticipated in the forward-looking statements and from historical results, due to the risks and uncertainties described above, as well as others not now anticipated. The foregoing statements are not exclusive and further information concerning us, including factors that could materially affect our financial results, may emerge from time to time. We do not intend to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

A.    Operating Results

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

Realized investment gains or losses are a recurring element in the Company's revenues and net earnings. Realized investment gains or losses may fluctuate significantly from period to period, with a meaningful effect upon the Company's consolidated net earnings. However, the amount of realized investment gain or loss for any given period has no predictive value and variations in amount from period to period have no practical analytical value. The Company's financial results for the past three years are summarized below.

	Year Ended December 31,
	2005	2004	2003
Revenue	$51,865	$61,170	$75,704
Operating Expenses	220,130	305,135	176,804
Net loss	(300,279)	(1,828,500)	(517,555)
Net loss per share	(0.05)	(0.31)	(0.09)

Revenues during fiscal 2005, 2004 and 2003 were generated from the Company's merchant banking operations, investment income from the Company's private equity investments and oil and gas royalties. In fiscal 2005, the Company's revenues decreased to $51,865 compared to revenues of $61,170 and $75,704, respectively for the periods ending December 31, 2004 and 2003.

Expenses decreased to $220,130 in fiscal 2005 compared to $305,135 in fiscal 2004 and $176,804 in fiscal 2003. For the year ended December 31, 2005, general and administrative expenses of $111,052 consisted mainly of professional fees of $85,387, regulatory, transfer agent and shareholder communication fees of $13,296 and non-recoverable Goods and Services Tax of $8,799. The Company paid management fees of $72,636 and director fees to independent directors of $18,734 during fiscal 2005. During fiscal 2005, the Company borrowed $343,053 from a private company owned by a director of the Company to which interest expense of $15,960 was accrued during the reported period.

During March 2005, the Company settled its litigation with Cybersurf Corp. ("Cybersurf") by contributing $601,760, which is recorded as a loss on settlement in Other Income (Expense) for the year ending December 31, 2004, in exchange for a full release of claims and withdrawal of the complaint by Cybersurf. Also included in loss of settlement of lawsuits in Other Income (Expense) for fiscal 2005 are legal expenses associated with the Cybersurf litigation and related regulatory matters of $214,916. The Company entered into the settlement with Cybersurf due largely to the fact that Cybersurf’s ability to pay costs to the defendants, if unsuccessful, was highly questionable. The Company did not admit to any liability or wrongdoing. Please see Note 10 of the financial statements for more information.

During the year ended December 31, 2005 the Company recorded a gain on the sale of long-term investments of $82,903.

The Company reported a net loss of $300,279 in fiscal 2005 compared to a net loss of $1,828,500 in fiscal 2004 and a net loss of $517,555 in fiscal 2003. Basic and diluted loss per common share was $0.05 in 2005 compared to losses of $0.31 and $0.09 in fiscal 2004 and 2003, respectively.

The Company and certain of its subsidiaries have tax loss carry-forwards and other tax attributes, the amount and availability of which are subject to certain qualifications, limitations and uncertainties.

Impact of Inflation

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

B.    Liquidity and Capital Resources

The Company's principal assets consist of cash, marketable securities and loan and receivables. The Company continuously evaluates its existing operations and investigates possible acquisitions of new businesses and dispositions of businesses in order to maximize its ultimate economic value to shareholders. Accordingly, while the Company does not have any material arrangement, commitment or understanding with respect thereto (except as disclosed in this Annual Report), further acquisitions, divestitures, investments and changes in capital structure are possible.

On May 30, 2006 the Company completed a non-brokered private placement for 2,500,000 units. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of US$0.10 for a term of one ear from the date of issue of such warrant. The company has raised an aggregate US$175,000 from the sale of the units priced at US$0.07 per unit. The resulting proceeds will be used for general corporate purposes. In the opinion of the Company, current working capital is sufficient for its current requirements.

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

At December 31, 2005, the Company's readily available cash decreased to $14,392 compared to $657,988 at December 31, 2004. Additional sources of liquidity at December 31, 2005 included $112,234 in marketable securities and $21,669 in loan and receivables, compared to $112,818 in marketable securities and $22,561 in loan and receivables at December 31, 2004. The market value of marketable securities as of December 31, 2005 was $367,645, compared to $417,000 at December 31, 2004. Total current assets at December 31, 2005 decreased to $148,295 from $793,367 for the corresponding comparative period.

Long-term investments as of December 31, 2005 were $337 compared to $2,364 for the comparative corresponding period. The market value of long-term investments was $147,513 and $1,212 as of December 31, 2005 and 2004, respectively.

Net cash used in operations of the Company was $740,718 in fiscal 2005 compared to $807,397 and $273,921 during fiscal 2004 and 2003, respectively. The decrease in cash used in fiscal 2005 compared to fiscal 2004 related primarily to reduced operating losses incurred during the year and changes in non-cash working items which used cash of $359,278. During fiscal 2005, the Company borrowed $343,053 from a director of the Company, which was recorded as a change in non-cash working capital item (see Note 7 to the Company's consolidated financial statements).

Investing activities generated cash of $84,929, predominantly from proceeds on the sale of long-term investments during fiscal 2005 compared to investing activities generating cash of $1,103,875 in fiscal 2004 and investing activities using cash of $244,152 in fiscal 2003. Financing activities provided no cash in fiscal 2005, 2004 and 2003.

Total assets of the Company at December 31, 2005 declined to $148,632 compared to $797,472 at December 31, 2004. During fiscal 2004, the Company paid a dividend-in-kind to shareholders.

The Company's liabilities decreased to $509,847 as of December 31, 2005 compared to $846,924 as of December 31, 2004 due largely to the settlement of the Cybersurf litigation, which was reported as an accrued liability as of December 31, 2004.

Shareholders' Equity

        Shareholders' deficiency as of December 31, 2005 was $361,215 compared to $49,452 as of December 31, 2004. The Company had 8,183,733 shares issued and outstanding as of December 31, 2005 of which 2,250,219 were held in treasury for cancellation.

C.    Research and Development, Patents and Licenses

Not applicable.

D.    Trend Information

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

E.    Off-balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

F.    Contractual Obligations

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

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

The following table sets out certain information concerning the directors and executive officers of the Company:

Name and Present Position with the Company	Principal Occupation	Director Since	Expiration of Current Term of Office
Tom S. Kusumoto(1) President, Secretary and Director	President, Secretary and Director of Black Mountain Capital Corporation, North Group Finance Limited; Director and President of Pacific Northwest Partners Limited.	August 25, 1998	2008(2)
Greg MacRae(1) Director
President of CSI Capital Solutions Inc.; Director of North Group Finance Limited, Black Mountain Capital Corporation; Director and Secretary of Pacific Northwest Partners Limited; Director of LML Payment Systems Inc.; Director of Starfire Minerals Inc.
		August 7, 2003	2007(2)
Alex W. Blodgett(1) Director
Vice-President of Call Genie Inc.; Director of Black Mountain Capital Corporation, North Group Finance Limited, Pacific Northwest Partners Limited; formerly: Vice-President, Oxford Bancorp Inc.; Partner, Gordon Capital Corporation; Vice-President of Corporate Finance, Bankers Trust Company; Director of Winchester Minerals and Gold Explorations Ltd.
		August 25, 1998	2006(2)
_____________________________
(1)    Members of the Audit Committee.
(2)    Directors' terms expire at the Company's annual meeting of shareholders for the applicable fiscal year. The annual meeting is typically held following the completion of the fiscal year. The annual meeting for the fiscal year ended December 31, 2005 was held on June 8, 2005, at which Mr. Kusumoto’s term expired. Mr. Kusumoto was elected for election as a Class III director to serve for a term of three years until the annual meeting of shareholders for fiscal 2007, to be held in 2008.

There are no arrangements or understandings with major shareholders, customers or others pursuant to which any person referred to above was selected as a director or executive officer.

B.    Compensation

During the fiscal year ended December 31, 2005, the Company paid $18,734 in compensation to its independent directors. The Company has not issued or granted any incentive stock options to either the Company's directors or officers or any other non-cash compensation, as more particularly described below. No other funds were set aside or accrued by the Company during the fiscal year ended December 31, 2005 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company.

The Company is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to certain of its directors and executive officers. The following fairly reflects material information regarding compensation paid thereto.

Executive Compensation

The following table sets forth certain summary information concerning compensation paid or accrued for services rendered to the Company in all capacities during each of the last three financial years of the Company to its Chief Executive Officer and to the other executive officers of the Company who received a combined salary and bonus in excess of CAD$150,000 during the financial year ended December 31, 2005, referred to as a "Named Executive Officer":

SUMMARY COMPENSATION TABLE

Name And Principal Position	Year Ended December, 31	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options/ SARs(1) Granted (#)	Restricted Shares or Share Units ($)	LTIP(2) Payouts ($)
Tom S. Kusumoto President and Secretary (3)	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	$72,636(4) $65,338(4) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
__________________________
(1) Stock appreciation rights.
(2) Long-term incentive plan.
(3) Tom S. Kusumoto acts as the Chief Executive Officer and Chief Financial Officer of the Company.
(4) Fees paid or accrued to Harrop Country Fair Limited, a company wholly owned by Tom S. Kusumoto.

Options to Purchase Securities

During the year ended December 31, 2004, the Company’s shareholders approved the adoption of a stock option plan whereby the Company is authorized to grant options to officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The plan is subject to the rules of the TSX-V. Under the plan, the exercise price of each option cannot be less than the price permitted by the TSX-V. The options can be granted for a maximum term of five years or as allowed by the TSX-V.

During the years ended December 31, 2005, 2004 and 2003, no stock options were granted or exercised.

Option Grants During the Most Recently Completed Fiscal Year

The Company did not grant any options to the Named Executive Officer during the fiscal year ended December 31, 2005.

Aggregated Option Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Option Values

The Named Executive Officer does not hold any options or freestanding SARs to acquire securities of the Company and did not acquire any securities of the Company on the exercise of options or freestanding SARs during the financial year ended December 31, 2005.

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

C.    Board Practices

Remuneration Committee

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

Audit Committee

Mandate

The primary function of the audit committee, referred to as the "Committee", is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to: (i) serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements; (ii) review and appraise the performance of the Company's external auditors; and (iii) provide an open avenue of communication among the Company's auditors, financial and senior management and the board of directors.

Composition

The members of the Committee are currently Tom S. Kusumoto, Greg MacRae, and Alex Blodgett, the majority of whom are free from any relationship that, in the opinion of the board of directors, would interfere with the exercise of his independent judgment as a member of the Committee.

Currently, the Committee has at least one member with accounting or related financial management expertise. All members of the Committee are financially literate. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

Meetings

The Committee meets annually or more frequently as circumstances dictate. As part of its mandate to foster open communication, the Committee meets with the external auditors.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee:

Documents/Reports Review

    (a)    Reviews and updates its Charter annually.

    (b)    Reviews the Company's financial statements, MD&A, any annual and interim earnings and press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

    (a)    Reviews annually the performance of the external auditors who shall be ultimately accountable to the board of directors and the Committee as representatives of the shareholders of the Company.

    (b)    Obtains annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

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

    (f)    At each meeting, consults with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

    (g)   Reviews and approves the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

    (h)    Reviews with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

    (i)    Reviews and pre-approves all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

        (1)    The aggregate amount of all such non-audit services provided to the Company constitutes not more than five (5%) percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

        (2)    Such services were not recognized by the Company at the time of the engagement to be non-audit services; and

        (3)    Such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the board of directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

    (a)    In consultation with the external auditors, reviews with management the integrity of the Company's financial reporting process, both internal and external.

    (b)   Considers the external auditor's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

    (c)   Considers and approves, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

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

    (i)    Reviews the certification process.

    (j)    Establishes a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

    Reviews any related party transactions.

Composition of the Audit Committee

    The following are the members of the Audit Committee:

Tom S. Kusumoto                                              Not independent*                                    Financially literate*
Greg MacRae                                                      Independent*                                           Financially literate*
Alex Bodgett                                                       Independent*                                           Financially literate*

* As defined by the relevant legislation in Canada

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the board of directors of the Company.

D.    Employees

As at December 31, 2005, the Company employed one person.

E.    Share Ownership

As at June 28, 2006, the Named Executive Officer beneficially owned, directly or indirectly 1,352,770 shares, or approximately 12.7%, of the Company's outstanding common shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

To the knowledge of the Company's directors and senior officers, the following table sets forth certain information as at June 28, 2006 concerning the ownership of the Company's common shares as to each person known by the directors and senior officers, based solely upon public records and filings, to be the direct and/or indirect owner of more than five (5%) percent of the Company's common shares:

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class
Common Shares	Tom S. Kusumoto(1)	1,352,770	12.7%
Common Shares	Surinder Sidhu(2)	1,000,000(3)	7.6%(4)
Common Shares	Parm Johal(2)	1,000,000(3)	7.6%(4)
Common Shares	Alder Investments (2004) Ltd. (2)	1,000,000(3)	7.6%(4)
Common Shares	Amanpal Sara(2)	1,000,000(3)	7.6%(4)
Common Shares	Ramsi Astifo(2)	1,000,000(3)	7.6%(4)
________________
(1) 552,490 shares are held by Harrop Country Fair Limited and 654,780 shares are held by Mercury Finance Group Ltd. Both companies are wholly-owned by Tom S. Kusumoto. On May 30, 2005 Mr. Tom S. Kusumoto indirectly acquired, through Mercury Finance Group Inc., a total of 654,780 common shares of the Company, which represents approximately eight (8%) percent of the outstanding common shares of the Company, through private transactions.
(2) Acquired 500,000 units, consisting of one common share of the Company and one share purchase warrant, by way of the private placement completed by the Company on May 30, 2006.
(3) Includes 500,000 common shares and 500,000 share purchase warrants.
(4) The calculation of this percentage includes the 2,500,000 share purchase warrants referenced above in the number of total outstanding shares.

All of the Company's common shares carry the same voting rights. The Company's officers and directors, as a group, own or control, directly or indirectly, an aggregate of 1,352,770 common shares, representing approximately 12.7% of the Company's outstanding common shares.

To the extent known to the company, the company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person(s) severally or jointly.

The company is unaware of any arrangements which may at a subsequent date result in a change in control of the company.

Shareholder Distribution

As at June 26, 2006, there were approximately 74 holders of record of the Company's common shares. Approximately 1,985,875, or 18.6%, of the Company's common shares are held f record by 35 United States holders.

B.    Related Party Transactions

As part of the Company's merchant banking activities, the Company often appoints a representative to the client company's board of directors. Accordingly, such transactions are considered to be related party transactions in nature.

The Company entered into the following transactions with related parties:

a)	Paid or accrued $72,636 (2004 - $65,338; 2003 - $Nil) in management fees to private companies of the executive management of the Company.

b)	Paid or accrued directors fees of $18,734 (2004 - $11,022; 2003 - $3,529) to independent directors of the Company.

c)
Paid or accrued interest of $15,960 (2004 - $Nil; 2003 - $Nil) to a private company of executive management of the Company who made a loan to the Company in the amount of CAD$400,000 (2004 - $Nil). For further description of this transaction, see Note 7 of the consolidated financial statements included in this Annual Report.

d)
During the year ended December 31, 2004, paid a dividend in kind, valued at $268,729, to shareholders consisting of 2,492,076 shares of North Group Finance Limited, a company with common directors. For further description of this transaction, see Note 5 of the consolidated financial statements included in this Annual Report.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

ITEM 8. FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

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

Cybersurf Litigation

During the year ended December 31, 2003, Cybersurf filed a statement of claim claiming that the Company engaged in improper actions during the Company’s attempt to replace the board of directors of Cybersurf at its annual general meeting held on November 28, 2002. As a result of the statement of claim, Cybersurf postponed its annual general meeting for almost two years. The Company was Cybersurf’s largest shareholder until it sold its investment during the year ended December 31, 2005 for proceeds of $1,125,037. During the year ended December 31, 2004, the Company paid a court judgment of $79,003 for costs related to the Company’s legal challenge to the election of directors of Cybersurf at its November 28, 2002 annual general meeting

On March 23, 2005, the Company announced it had entered into an agreement to settle and dismiss its litigation with Cybersurf. The Company did not admit to any liability or wrongdoing. Pursuant to the settlement, the Company contributed $601,760 in exchange for a full release of claims and a withdrawal of the complaints of Cybersurf. This amount and related legal costs of $699,793 (2005 - $118,827) were recorded as a loss on settlement of lawsuit for the year ended December 31, 2004.

Alberta Securities Commission Settlement

During the year ended December 31, 2005, the Company settled with the ASC in respect of an alleged breach of takeover bid rules and control persons’ reporting obligations. Pursuant to the terms of the settlement, the Company paid $40,693 to the ASC to, among other things, mitigate the continuing expense of protracted litigation. This amount and related legal costs of $55,396 were recorded as a loss on settlement of lawsuits for the year ended December 31, 2005.

Dividend Information

In the year ended December 31, 2004, the Company paid a dividend-in-kind, valued at $268,729, to shareholders in the form of shares of North Group Finance Limited.

Any decision to pay dividends on the common shares in the future will be made by the board of directors on the basis of earnings, financial requirements and other conditions existing at the time. Currently, the board does not intend to pay any dividends.

B.    Significant Changes

No significant changes have occurred since the date of the financial statements provided in Item 18 below, other than as disclosed elsewhere in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A.    Markets and Price History

The Company's common shares are quoted on the OTCBB under the symbol "BMMUF" and, on the TSX-V, in U.S. dollars, under the symbol "BMM.U". The following table sets forth the high and low sales prices of the Company's common shares on the OTCBB and TSX-V for the periods indicated:

	OTCBB		TSX-V
	High	Low	High	Low
Annual Highs and Lows

2001	0.28	0.08	0.35	0.12
2002	0.76	0.15	0.65	0.13
2003	0.75	0.23	0.60	0.15
2004	0.25	0.05	0.22	0.09
2005	0.12	0.10	0.14	0.10

Quarterly Highs and Lows

2004
First Quarter	0.23	0.23	0.19	0.17
Second Quarter	0.23	0.152	0.22	0.15
Third Quarter	0.25	0.082	0.18	0.12
Fourth Quarter	0.105	0.05	0.12	0.11
2005
First Quarter	0.23	0.23	0.19	0.17
Second Quarter	0.12	0.10	0.14	0.12
Third Quarter	0.11	0.10	0.12	0.11
Fourth Quarter	0.11	0.11	0.14	0.10

Most Recent Six Months: Highs and Lows

2006
January	0.11	0.06	0.10	0.10
February	0.08	0.06	0.09	0.08
March	0.06	0.06	0.07	0.05
April	0.06	0.06	0.05	0.05
May	0.08	0.06	0.10	0.05
June(1)	0.08	0.08	0.145	0.12
____________________
(1) As of June 28, 2006.

ITEM 10. ADDITIONAL INFORMATION

A.    Articles and Bylaws

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

B.    Material Contracts

On June 14, 2005 the Company announced that it had entered into a settlement agreement with the ASC regarding the breach of Alberta securities laws respecting control persons, insiders, and takeover bids. The Company entered into the agreement to, among other things, mitigate the ongoing expense of litigation. The Company has agreed to pay the ASC CAD$40,000 and an additional CAD$10,000 in partial satisfaction of the investigation costs to resolve this matter.

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

C.    Exchange Controls

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

D.    Taxation

Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a United States resident, and who holds common shares solely as capital property, referred to as a "U.S. Holder". This summary is based on the current provisions of the Income Tax Act (Canada), referred to as the "Tax Act", the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Revenue Canada, Customs, Excise and Taxation, and on the current provisions of the Canada-United States Income Tax Convention, 1980, as amended, referred to as the "Treaty". Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any United States) tax law or treaty. It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.  Each U.S. Holder is advised to obtain tax and legal advice applicable to such U.S. Holder's particular circumstances.

Every U.S. Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Holder on the U.S. Holder's common shares. The statutory rate of withholding tax is 25% of the gross amount of the dividend paid. The Treaty reduces the statutory rate with respect to dividends paid to a U.S. Holder for the purposes of the Treaty. Where applicable, the general rate of withholding tax under the Treaty is 15% of the gross amount of the dividend, but if the U.S. Holder is a company that owns at least 10% of the voting stock of the Company and beneficially owns the dividend, the rate of withholding tax is 5% for dividends paid or credited after 1996 to such corporate U.S. Holder. The Company is required to withhold the applicable tax from the dividend payable to the U.S. Holder, and to remit the tax to the Receiver General of Canada for the account of the U. S. Holder.

36

Pursuant to the Tax Act, a U.S. Holder will not be subject to Canadian capital gains tax on any capital gain realized on an actual or deemed disposition of a common share, including a deemed disposition on death, provided that the U.S. Holder did not hold the common share as capital property used in carrying on a business in Canada, and that neither the U. S. Holder nor persons with whom the U.S. Holder did not deal at arms length (alone or together) owned or had the right or an option to acquire 25% or more of the issued shares of any class of the Company at any time in the five years immediately preceding the disposition.

United States Tax Consequences

Passive Foreign Investment Companies

The Treaty essentially calls for taxation of shareholders by the shareholder's country of residence. In those instances in which a tax may be assessed by the other country, a corresponding credit against the tax owed in the country of residence is generally available, subject to limitations.

Under Section 1296 of the Internal Revenue Code of the United States, referred to as the "Code", a foreign investment corporation is treated as a passive foreign investment company, referred to as a "PFIC", if it earns 75% or more of its gross income from passive sources or if 50% or more of the value of its assets produce passive income. The Company has not been a PFIC for United States federal income tax purposes for prior taxable years and believes that it will not be treated as a PFIC for the current and future taxable years, but this conclusion is a factual determination made annually and subject to change.

Controlled Foreign Corporations

Sections 951 through 964 and Section 1248 of the Code relate to controlled foreign corporations, referred to as "CFCs". A foreign corporation that qualifies as a CFC will not be treated as a PFIC with respect to a shareholder during the portion of the shareholder's holding period after December 31, 1997, during which the shareholder is a 10% United States shareholder and the corporation is a CFC. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to shareholders that are less than 10% United States shareholders.

The 10% United States shareholders of a CFC are subject to current United States tax on their pro rata shares of certain income of the CFC and their pro-rata shares of the CFC's earnings invested in certain United States property. The effect is that the CFC provisions may impute some portion of such a corporation's undistributed income to certain shareholders on a current basis and convert into dividend income some portion of gains on dispositions of stock which would otherwise qualify for capital gains treatment.

The Company does not believe that it will be a CFC. Even if the Company were classified as a CFC in a future year, however, the CFC rules referred to above would apply only with respect to 10% shareholders.

Personal Holding Company/Foreign Personal Holding Company/Foreign Investment Company

A corporation will be classified as a personal holding company, referred to as a "PHC", if at any time during the last half of a tax year: (i) five or fewer individuals (without regard to their citizenship or residence) directly or indirectly or by attribution own more than 50% in value of the corporation's stock; and (ii) at least 60% of its ordinary gross income, as specially adjusted, consists of personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). A PHC is subject to a United States federal income tax of 39.6% on its undistributed personal holding company income (generally limited, in the case of a foreign corporation, to United States source income).

37

A corporation will be classified as a foreign personal holding company, referred to as an "FPHC", and not a PHC, if at any time during a tax year: (i) five or fewer individual United States citizens or residents directly or indirectly or by attribution own more than 50% of the total combined voting power or value of the corporation's stock; and (ii) at least 60% of its gross income consists of foreign personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). Each United States shareholder in a FPHC is required to include in gross income, as a dividend, an allocable share of the FPHC's undistributed foreign personal holding company income (generally the taxable income of the FPHC, as specially adjusted).

A corporation will be classified as a foreign investment company, referred to as an "FIC", if for any taxable year it: (i) is registered under the Investment Company Act of 1940, as amended, as a management company or share investment trust or is engaged primarily in the business of investing or trading in securities or commodities (or any interest therein); and (ii) 50% or more of the value or the total combined voting power of all the corporation's stock is owned directly or indirectly (including stock owned through the application of attribution rules) by United States persons. In general, unless an FIC elects to distribute 90% or more of its taxable income (determined under United States tax principles as specially adjusted) to its shareholders, gain on the sale or exchange of FIC stock is treated as ordinary income (rather than capital gain) to the extent of such shareholder's ratable share of the corporation's earnings and profits for the period during which such stock was held.

The Company believes that it is not and will not be a PHC, FPHC or FIC. However, no assurance can be given as to the Company's future status.

Other Consequences

To the extent a shareholder is not subject to the tax regimes outlined above with respect to foreign corporations that are PFIC, PHC, FPHC or FIC, the following discussion describes the United States federal income tax consequences arising from the holding and disposition of the Company's Common Shares.

U.S. Holders

A "U.S. Holder" includes a holder of common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of common shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of federal income tax laws, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distribution of Common Shares

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the Company's common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distribution to the extent that the Company has current or accumulated earnings or profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal income tax by those who itemize deductions. (See more detailed discussions at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as a gain from the sale or exchange of such shares. Preferential tax rates for the long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

38

Dividends paid on the Company's common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distribution) Canadian income tax with respect to the ownership of the Company's common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a tax credit, because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income, such as "passive income", "high withholding tax interest", "financial services income", "shipping income" and certain other classifications of income. The availability of foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

A U.S. Holder will recognize gain and loss upon the sale of the common shares equal to the difference, if any, between: (i) the amount of cash plus the fair market value of any property received; and (ii) the shareholder's tax basis in the common shares. The gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending on each U.S. Holder's holding period. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

The foregoing discussion is based upon the sections of the Code, Treasury Regulations, published Internal Revenue Service rulings, published administrative positions of the Internal Revenue Service and court decisions that are currently applicable, any or all of which could be materially adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted could be applied, possibly on a retroactive basis, at any time. A holder or prospective holder of the Company's common shares should consult his or her own tax advisors about federal, state local and foreign tax consequences of purchasing, owning and disposing of the common shares of the Company.

E.    Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, referred to as the "Exchange Act". In accordance with these requirements, the Company files reports and other information with the SEC. These materials, including this Annual Report and the exhibits hereto, may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 175 West Jackson Boulevard, Suite 900, Chicago, Illinois 60604, and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the principal office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC's public reference facilities by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable.

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

(b)    There have been no changes in our internal controls over financial reporting or other factors that could significantly affect these controls during fiscal 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Alex Blodgett is an "audit committee financial expert" as defined in Item 16A of Form 20-F under the Exchange Act, and that Mr. Blodgett is independent under the applicable rules promulgated by the Securities and Exchange Commission.

ITEM 16B. CODE OF ETHICS

On May 18, 2004 our board of directors adopted a Code of Ethics, as defined in Item 16B of Form 20-F. Our Code of Ethics applies to our senior financial officers, including our Chief Executive Officer and persons performing similar functions, as well as to our directors and other officers and employees.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the aggregate fees billed to us by Davidson & Company during the fiscal years ended December 31, 2005 and 2004:

	Year Ended December 31,
	2005		2004
	(Canadian dollars)
	$		$
Audit Fees		42,500		35,500
Audit Related Fees		Nil		Nil
Tax Fees		6,500		4,500
All Other Fees		Nil		Nil
Total		49,000		40,000

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17. FINANCIAL STATEMENTS

Index to Financial Statements and Schedules

1.	Independent Auditors' Report on the consolidated financial statements of the Company as at December 31, 2005 and 2004.

2.    Consolidated Balance Sheets as at December 31, 2005 and 2004.

3.    Consolidated Statements of Operations for the years ended December 31, 2005, 2004 and 2003.

4.    Consolidated Statements of Shareholders' Equity for the years ended December 31, 2005, 2004 and 2003.

5.    Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003.

6.    Notes to the Consolidated Financial Statements.

BLACK MOUNTAIN CAPITAL CORPORATION
(FORMERLY MERCURY PARTNERS & COMPANY INC.)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)

DECEMBER 31, 2005

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Black Mountain Capital Corporation
(formerly Mercury Partners & Company Inc.)

We have audited the consolidated balance sheets of Black Mountain Capital Corporation (formerly Mercury Partners & Company Inc.) as at December 31, 2005 and 2004 and the consolidated statements of operations, shareholders' equity (deficiency) and cash flows for the years ended December 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flows for the years ended December 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

February 22, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA -
U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated February 22, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

February 22, 2006
A MEMBER OF SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

BLACK MOUNTAIN CAPITAL CORPORATION
(formerly Mercury Partners & Company Inc.)

CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. dollars)

	December 31,
	2005	2004
ASSETS
CURRENT
Cash	$14,392	$657,988
Marketable securities (Note 3)	112,234	112,818
Loan and receivables (Note 4)	21,669	22,561
Total current assets	148,295	793,367

Long-term investments, cost (Note 5)	337	2,364
Property and equipment (Note 6)	-	1,741
Total assets	$148,632	$797,472

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
CURRENT
Accounts payable	$166,794	$245,164
Accrued liabilities (Note 10(b))	-	601,760
Due to related party (Note 7)	343,053	-
Total current liabilities	509,847	846,924

SHAREHOLDERS' DEFICIENCY
Capital stock
Authorized
Unlimited number of common shares
Unlimited number of Class A preferred shares
Issued and outstanding
8,183,733 common shares at December 31, 2005 and 2004	3,456,139	3,456,139
Less: Treasury stock - 2,250,219 common shares at December 31, 2005 and 2004	(1,294,050)	(1,294,050)
Additional paid-in capital	971,859	971,859
Cumulative translation adjustment	388,464	399,948
Deficit	(3,883,627)	(3,583,348)
Total shareholders’ deficiency	(361,215)	(49,452)
Total liabilities and shareholders’ deficiency	$148,632	$797,472

Organization and operations (Note 1)
Contingencies (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

BLACK MOUNTAIN CAPITAL CORPORATION
(formerly Mercury Partners & Company Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in U.S. dollars)

	December 31,
	2005	2004	2003
REVENUE	$51,865	$61,170	$75,704

EXPENSES
Amortization	1,741	6,301	4,229
General and administrative (Note 9)	111,052	222,340	169,006
Directors and management fees (Note 8(a and))	91,370	76,360	3,529
Interest	15,967	134	40
Total expenses	220,130	305,135	176,804
Loss before other income (expense)	(168,265)	(243,965)	(101,100)

OTHER INCOME (EXPENSE)
Equity income (loss) (Note 5)	-	(4,521)	2,397
Write-down of marketable securities	-	-	(260)
Write-down of long-term investments	(1)	-	(426,950)
Gain (loss) on sale of long-term investments	82,903	(195,854)	-
Loss on sale of equipment	-	(3,604)	-
Recovery of loan and receivable (Note 4)	-	-	108,065
Loss on settlement of lawsuits (Note 10(b and c))	(214,916)	(1,380,556)	-
Excise tax re-assessed	-	-	(99,707)
Total other income (expense), net	(132,014)	(1,584,535)	(416,455)
Net loss for the year	$(300,279)	$(1,828,500)	$(517,555)
Basic and diluted loss per common share	$(0.05)	$(0.31)	$(0.09)
Weighted average number of common shares outstanding	5,933,514	5,933,514	5,933,514

The accompanying notes are an integral part of these consolidated financial statements.

BLACK MOUNTAIN CAPITAL CORPORATION
(formerly Mercury Partners & Company Inc.)

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIENCY)
(Expressed in U.S. dollars)

	Common Shares			Treasury Shares
	Number of Shares	Amount	Additional Paid-in Capital	Number of Shares	Amount	Cumulative Translation Adjustment	Deficit	Total
Balance at December 31, 2002	8,183,733	$3,456,139	$971,859	(2,250,219)	$(1,294,050)	$(46,294)	$(968,564)	$2,119,090
Cumulative translation adjustment	-	-	-	-	-	437,425	-	437,425
Net loss for the year	-	-	-	-	-	-	(517,555)	(517,555)
Balance at December 31, 2003	8,183,733	3,456,139	971,859	(2,250,219)	(1,294,050)	391,131	(1,486,119)	2,038,960
Cumulative translation adjustment	-	-	-	-	-	8,817	-	8,817
Dividend (Note 5)	-	-	-	-	-	-	(268,729)	(268,729)
Net loss for the year	-	-	-	-	-	-	(1,828,500)	(1,828,500)
Balance at December 31, 2004	8,183,733	3,456,139	971,859	(2,250,219)	(1,294,050)	399,948	(3,583,348)	(49,452)
Cumulative translation adjustment	-	-	-	-	-	(11,484)	-	(11,484)
Net loss for the year	-	-	-	-	-	-	(300,279)	(300,279)
Balance at December 31, 2005	8,183,733	$3,456,139	$971,859	(2,250,219)	$(1,294,050)	$388,464	$(3,883,627)	$(361,215)

The accompanying notes are an integral part of these consolidated financial statements.

BLACK MOUNTAIN CAPITAL CORPORATION
(formerly Mercury Partners & Company Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars)

	December 31,
	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(300,279)	$(1,828,500)	$(517,555)
Items not affecting cash:
Amortization	1,741	6,301	4,229
Equity (income) loss	-	4,521	(2,397)
Recovery of loan and receivables	-	-	(108,065)
Write-down of marketable securities	-	-	260
Write-down of long-term investments	1	-	426,950
(Gain) loss on sale of long-term investments	(82,903)	195,854	-
Loss on sale of equipment	-	3,604	-

Changes in non-cash working capital items:
Decrease in marketable securities	4,338	5,382	10,471
Decrease in loan and receivables	1,643	32,939	15,624
Increase (decrease) in accounts payable	(86,528)	170,742	(80,643)
Increase (decrease) in accrued liabilities	(621,784)	601,760	-
Increase (decrease) in due to related party	343,053	-	(22,795)
Net cash used in operating activities	(740,718)	(807,397)	(273,921)

CASH FLOWS FROM INVESTING ACTIVITIES
Long-term investment purchases/costs	(617)	(21,162)	(244,152)
Proceeds on sale of long-term investments	85,546	1,125,037	-
Net cash provided by (used in) investing activities	84,929	1,103,875	(244,152)
Effect of foreign exchange on cash	12,193	120,405	102,598
Change in cash, during the year	(643,596)	416,883	(415,475)
Cash, beginning of year	657,988	241,105	656,580
Cash, end of year	$14,392	$657,988	$241,105
Cash paid during the year for interest	$7	$134	$40
Cash paid during the year for income taxes	$-	$-	$-

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

BLACK MOUNTAIN CAPITAL CORPORATION
(formerly Mercury Partners & Company Inc.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005

1.    Organization and Operations

Black Mountain Capital Corporation (the "Company") is organized under the Yukon Business Corporations Act and changed its name from Mercury Partners & Company Inc. on May 2, 2005. The Company currently operates in the financial services industry in Canada, engaging in private equity, merchant banking, consulting activities and asset-based commercial lending.

During the year ended December 31, 2004, the Company’s shareholders approved a reduction of capital stock and deficit by $1,486,119. This transaction has not been completed and accordingly these financial statements do not reflect any change in capital stock or deficit.

All amounts are expressed in United States dollars except for certain amounts denoted in Canadian dollars ("CAD$").

Going Concern
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. As the Company has a serious working capital deficiency, its ability to continue as a going concern is dependent on obtaining continued financial support, including funding from related parties, completing public equity financing or generating profitable operations in the future.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

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

Foreign currency translation
The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company follows the current rate method of translation with respect to its presentation of these consolidated financial statements in the reporting currency, being the United States dollar. Accordingly, assets and liabilities are translated into U.S. dollars at the period-end exchange rates, while revenue and expenses are translated at the prevailing exchange rates during the period. Related exchange gains and losses are included in a separate component of shareholders’ equity as cumulative translation adjustment.

Revenue recognition
Revenue consists of gains or losses from trading securities, interest income from a loan and investments of cash and cash equivalents, royalty revenue and management and merchant banking fees. Gains and losses from trading are recorded when securities are disposed of. Interest income is recognized when earned using the effective interest method. Management and merchant banking fees are recorded when services are provided and collection is reasonably assured. Oil and gas royalty revenue from the Company’s pro rata interest in oil and gas claims in Alberta are recorded when received.

Net loss per share
The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on net loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. This calculation proved to be anti-dilutive for the years ended December 31, 2005, 2004 and 2003. The dilutive instrument consisted of stock options convertible into Nil (2004 - 120,000; 2003 - 120,000) common shares.

Basic net loss per share is calculated using the weighted average number of common shares outstanding during the year.

Stock-based compensation
Effective January 1, 2003, in accordance with CICA Handbook Section 3870, the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation. The granting of stock options and direct awards of stock to employees and non-employees will be recorded at fair value, estimated using the Black-Scholes option pricing model, on the date of grant and amortized over the vesting period. Any consideration paid on the exercise of stock options is credited to capital stock. There is no impact for the years presented.

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

Comparative figures
Certain of the comparative figures have been reclassified in order to conform with the current year’s presentation.

3.    Marketable Securities

	2005		2004
	Fair Value	Carrying Value	Fair Value	Carrying Value
Variable Income Securities
Publicly Traded Securities
Canadian	$10,575	$2,132	$47,214	$2,133
American	357,070	110,102	369,786	110,685
Total Marketable Securities	$367,645	$112,234	$417,000	$112,818

4.    Loan and Receivables

	2005	2004
Loan	$16,439	$15,910
Receivables	5,230	6,651
	$21,669	$22,561

As at December 31, 2005, the loan in the amount of $16,439 (2004 - $15,910) was unsecured and bears interest at 8% per annum.

During the year ended December 31, 2003, a loan in the amount of $108,065, which had been written-down during the 2002 fiscal year, was recovered in the form of common shares of a public U.S. company having a market price of $306,530 at December 31, 2003. The recovery and investment have been recorded at the carrying amount of the original loan.

5.    Long-term Investments

	2005		2004
	Fair Value	Carrying Value	Fair Value	Carrying Value
Investments carried at cost	$147,513	$337	$1,212	$2,364
Total Long-term Investments	$147,513	$337	$1,212	$2,364

	2005		2004
	Fair Value	Carrying Value	Fair Value	Carrying Value
Variable Income Securities
Canadian publicly traded securities	$147,513	$337	$1,212	$2,364
Total Long-term Investments	$147,513	$337	$1,212	$2,364

Long-term Investments, equity
As at December 31, 2005, the Company held a Nil% (2004 - 0.6%) interest in the common shares of North Group Limited ("North Group"), a company with common directors. The Company distributed its investment in North Group to the Company’s shareholders during the year ended December 31, 2004 by paying a dividend in kind of 2,492,076 shares of North Group, representing 20.15% of the outstanding shares, valued at $268,729.

The Company recorded equity income (loss) totalling $Nil (2004 - $(4,521); 2003 - $2,397) to the date of the dividend in kind and recorded the investment on a cost basis thereafter for its remaining shares.

6.    Property and Equipment

	2005			2004
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Furniture and equipment	$33,344	$33,344	$-	$33,344	$31,729	$1,615
Computer equipment	49,669	49,669		49,669	49,669	-
Leasehold improvements	3,880	3,880	-	3,880	3,754	126
	$86,893	$86,893	$-	$86,893	$85,152	$1,741

The Company holds an interest in certain oil and gas properties in Alberta with a carrying value of $Nil (2004 - $Nil). Title to the properties is subject to a dispute (Note 10(a)).

7.    Due to Related Party

Due to related party consists of a demand loan payable to a private company of executive management of the Company, which bears interest at 6% per annum and is unsecured.

8.    Related Party Transactions

As part of the Company's merchant banking activities, the Company often appoints a representative to the client company's board of directors. Accordingly, such transactions are considered to be related party transactions in nature.

The Company entered into the following transactions with related parties:

    a)    Paid or accrued $72,636 (2004 - $65,338; 2003 - $Nil) in management fees to private companies of the executive management of the Company.

b)    Paid or accrued directors fees of $18,734 (2004 - $11,022; 2003 - $3,529) to independent directors of the Company.

c)    Paid or accrued interest of $15,960 (2004 - $Nil; 2003 - $Nil) to a private company of executive management of the Company who made a loan to the Company in the amount of CAD$400,000 (2004 - $Nil) (Note 7).

d)    During the year ended December 31, 2004, paid a dividend in kind, valued at $268,729, to shareholders consisting of 2,492,076 shares of North Group, a company with common directors (Note 5).

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.    General and Administrative Costs

General and administrative costs include the following expenses:

	2005	2004	2003
Consulting fees, salaries and benefits	$304	$40,008	$47,861
Non-recoverable GST	8,799	27,732	14,062
Office and miscellaneous	3,266	17,030	3,583
Professional fees	85,387	123,913	89,405
Regulatory, transfer agent and shareholder communication	13,296	13,657	14,095
	$111,052	$222,340	$169,006

10.   Contingencies

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

b)    During the year ended December 31, 2003, Cybersurf Corp. ("Cybersurf") filed a statement of claim alleging that the Company engaged in improper actions during the Company’s attempt to replace the board of directors of Cybersurf at its annual general meeting held on November 28, 2002. The Company was Cybersurf’s largest shareholder until it sold its investment during the year ended December 31, 2004 for proceeds of $1,125,037 (CAD $1,575,000). During the year ended December 31, 2004, the Company paid a court judgment of $79,003 for costs related to the Company’s legal challenge to the election of directors of Cybersurf at its November 28, 2002 annual general meeting.

On March 23, 2005, the Company announced it had entered into an agreement to settle and dismiss its litigation with Cybersurf. The Company did not admit to any liability or wrongdoing. Pursuant to the settlement, the Company contributed $601,760 (CAD$725,000) in exchange for a full release of claims and a withdrawal of the complaints by Cybersurf. This amount and related legal costs of $699,793 (2005 - $118,827) were recorded as a loss on settlement of lawsuit for the year ended December 31, 2004.

c)    During the year ended December 31, 2005, the Company settled with the Alberta Securities Commission (the "ASC") in respect of an alleged breach of takeover bid rules and control persons’ reporting obligations. Pursuant to the terms of the settlement, the Company paid $40,693 to the ASC to, among other things, mitigate the continuing expense of protracted litigation. This amount and related legal costs of $55,396 were recorded as a loss on settlement of lawsuits for the year ended December 31, 2005.

11.   Supplemental Disclosure With Respect to Cash Flows

There were no significant non-cash transactions during the year ended December 31, 2005.

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

12.   Stock Options

The Company has a stock option plan to grant options to officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The plan is subject to the rules of the Toronto Venture Exchange ("TSX-V"). Under the plan, the exercise price of each option cannot be less than the price permitted by the TSX-V. The options can be granted for a maximum term of 5 years or as allowed by the TSX-V and terms of vesting are determined by the board of directors.

During the year ended December 31, 2005, 120,000 (2004 - Nil, 2003 - Nil) stock options with a weighted average exercise price of $1.25 per option expired. During the years ended December 31, 2005, 2004 and 2003, no stock options were granted or exercised.

13.   Financial Instruments

The Company's financial instruments consist of cash, marketable securities, loan and receivables, investments, accounts payable and accrued liabilities and due to related party. The Company does not believe it is subject to any significant concentration of credit risk. Although cash balances were held in excess of federally insured limits, they were in place with major financial institutions and major corporations. The fair value of these financial instruments approximates their carrying values unless otherwise noted.

Market risk is the risk that the value of a financial instrument might be adversely affected by a change in commodity prices, interest rates or currency exchange rates. The Company manages the market risk associated with commodity prices, interest rates and currency exchange rates by establishing and monitoring parameters that limit the type and degree of market risk that may be undertaken.

14.   Income Taxes

A reconciliation of income tax recovery at Canadian statutory rates with the reported taxes is as follows:

	2005	2004	2003
Loss before income taxes	$(300,279)	$(1,828,500)	$(517,555)

Expected income tax recovery	$(104,707)	$(651,310)	$(194,704)
Equity income	-	(1,890)	(969)
Expenses unrecognized for tax purposes	11,392	574,470	167,096
Unrecognized benefit of non-capital losses	93,315	78,730	28,577
Total income taxes	$-	$-	$-

Details of the Company's future income tax assets are as follows:

	2005	2004
Future income tax assets:
Non-capital losses available for future periods	$823,000	$779,000
Net capital losses available for future periods	2,171,000	2,264,000
Equipment	80,000	82,600
Other items	19,000	11,980
	3,093,000	3,137,580
Valuation allowance	(3,093,000)	(3,137,580)
	$-	$-

The Company has non-capital losses of approximately $2,494,000 available to reduce future years’ taxable income, which expire through to 2015. The Company also has net capital losses of approximately $6,579,000, which can be carried forward indefinitely and applied against future years’ taxable capital gains.

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

The impact of the differences between Canadian GAAP and U.S. GAAP on the consolidated balance sheets, statements of operations and cash flows would be as follows:

	2005	2004
Balance sheets
Current assets, Canadian GAAP	$148,295	$793,367
Unrealized holding gain on trading securities	255,411	304,182
Current assets, U.S. GAAP	403,706	1,097,549
Long-term investments, Canadian GAAP	337	2,364
Unrealized holding gain (loss) on available-for-sale securities	147,176	(1,152)
Long-term investments, U.S. GAAP	147,513	1,212
Property and equipment, Canadian GAAP and U.S. GAAP	-	1,741
Total assets, U.S. GAAP	$551,219	$1,100,502

Current liabilities, Canadian GAAP and U.S. GAAP	$509,847	$846,924
Shareholders' deficiency, Canadian GAAP	(361,215)	(49,452)
Unrealized holding gain (loss) on available-for-sale securities	147,176	(1,152)
Unrealized holding gain on trading securities	255,411	304,182
Shareholders' equity, U.S. GAAP	41,372	253,578
Total liabilities and shareholders' equity, U.S. GAAP	$551,219	$1,100,502

	2005	2004	2003
Statements of operations
Net loss for the year, Canadian GAAP	$(300,279)	$(1,828,500)	$(517,555)
Adjustments on trading securities	(88,284)	(19,767)	201,301
Net loss for the year, U.S. GAAP	$(388,563)	$(1,848,267)	$(316,254)
Basic and diluted loss per common share, U.S. GAAP	$(0.065)	$(0.311)	$(0.053)

At December 31, 2005, Nil (2004 - 120,000; 2003 - 120,000) potentially dilutive shares were excluded from net loss per share.

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

Under U.S. GAAP, Statements of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115") requires that certain investments be classified into available-for-sale or trading securities stated at fair market values. Any unrealized holding gains or losses are to be reported as a separate component of shareholders’ equity until realized for available-for-sale securities and included in earnings for trading securities. Under SFAS 115, the Company’s investment in marketable securities in the amount of $112,234 (2004 - $112,818) would be classified as trading securities and its investment in long-term investment securities carried at cost in the amount of $337 (2004 - $2,364) would be classified as available-for-sale securities.

	Carrying Value	Gross Unrealized Gain	Gross Unrealized Loss	Market Value
2005
Trading securities	$112,234	$255,411	$-	$367,645
Available-for-sale securities	337	147,176	-	147,513
	$112,571	$402,587	$-	$515,158

	Carrying Value	Gross Unrealized Gain	Gross Unrealized Loss	Market Value
2004
Trading securities	$112,818	$304,182	$-	$417,000
Available-for-sale securities	2,364	-	(1,152)	1,212
	$115,182	$304,182	$(1,152)	$418,212

Stock-based compensation
Under U.S. GAAP, Statements of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS 123") requires companies to establish a fair market value based method of accounting for stock-based compensation plans. In previous years, the Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, compensation cost for stock options were measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price. Effective for fiscal years ending after December 15, 2002, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123" ("SFAS 148"). SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted the fair value based method effective January 1, 2003.

New accounting and disclosure standards were introduced under Canadian GAAP (Note 2) for the fiscal year ending December 31, 2003.

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

Comprehensive income (loss) is as follows:

	2005	2004	2003
Net loss for the year, U.S. GAAP	$(388,563)	$(1,848,267)	$(316,254)
Other comprehensive income:
Adjustments on available for sale securities	148,327	481,964	201,569
Cumulative translation adjustment	(11,484)	8,817	437,425
Comprehensive net income (loss) for the year, U.S. GAAP	$(251,720)	$(1,357,486)	$322,740

New accounting pronouncements
In December 2004, FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29" ("SFAS 153"), which amends Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions" to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, "Share Based Payment" ("SFAS 123R"). SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions) and revises SFAS 123 as follows:

i)
Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and nonpublic entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value, whereas under SFAS 123 all share-based payment liabilities were measured at their intrinsic value.

ii)
Nonpublic entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price if it is not practicable to estimate the expected volatility of the entity’s share price.

iii)	Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.

iv)
Incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification, whereas SFAS 123 required that the effects of a modification be measured as the difference between the fair value of the modified award at the date it is granted and the award’s value immediately before the modification determined based on the shorter of (1) its remaining initially estimated expected life or (2) the expected life of the modified award.

SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force No. 96-18 "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods and Services". SFAS 123R also does not address the accounting for employee share ownership plans, which are subject to Statement of Position 93-6, "Employers’ Accounting for Employee Stock Ownership Plans". Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after June 15, 2005.

Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. For nonpublic entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005.

In May 2005, the FASB issued SFAS No. 154 ("SFAS No. 154") "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3". SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 applies to all voluntary changes in accounting principle. SFAS No. 154 also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions those provisions should be followed.

SFAS No. 154 carries forward without change to the guidance contained in APB Opinion No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. SFAS No. 154 also carries forward the guidance in APB Opinion No. 20 requiring justification of a change in accounting principle on the basis of preferability. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or results of operations.

Canadian Standards

Investment Companies

Accounting Guideline 18 presents the views of the Accounting Standards Board on the determination of an investment company and the applicable accounting treatment. The purpose of this Guideline is to indicate when a company should be considered an investment company, as well as providing guidance about how investments should be represented in an investment company’s financial statements. The guideline states that investment companies are to carry investments at fair value when they otherwise would have had to consolidate them or account for them using the equity method.

This Guideline applies to all investment companies whose fiscal year started on or before July 1, 2004. Some rules that are based on Accounting Guideline 18, relating to variable interest entities, do not come into effect until fiscal years beginning on or after November 1, 2004.

The Company did not meet the criteria of an investment company.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

1.1	Articles of Continuance and Bylaws(1)
1.2	Articles of Amalgamation(2)
4.1	Amalgamation Agreement dated August 24, 2001 between the Company, Pacific Mercantile Company Limited and 940296 Alberta Ltd.(3)
4.2	Share Purchase Agreement dated December 27, 2001 between Mercury Finance Group Inc., Pacific Mercantile Company Limited and Stephen Rota(4)
8.1	Subsidiaries of the Company
11.1	Code of Ethics(5)
12.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 28, 2006
13.1	Officer certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to the Sarbanes-Oxley Act of 2002, dated June 28, 2006
__________________________
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

Dated at Vancouver, British Columbia, Canada this 28th day of June, 2006.

BLACK MOUNTAIN CAPITAL CORPORATION

By:	/s/ Tom S. Kusumoto
Tom S. Kusumoto
President

BLACK MOUNTAIN CAPITAL CORPORATION

FORM 20-F

EXHIBIT INDEX

1.1	Articles of Continuance and Bylaws(1)
1.2	Articles of Amalgamation(2)
4.1	Amalgamation Agreement dated August 24, 2001 between the Company, Pacific Mercantile Company Limited and 940296 Alberta Ltd.(3)
4.2	Share Purchase Agreement dated December 27, 2001 between Mercury Finance Group Inc., Pacific Mercantile Company Limited and Stephen Rota(4)
8.1	Subsidiaries of the Company
11.1	Code of Ethics(5)
12.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 28, 2006
13.1	Officer certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to the Sarbanes-Oxley Act of 2002, dated June 28, 2006
______________________________
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