Form 20-F
BLACK MOUNTAIN CAPITAL CORP
filed 2007-07-02
CIK 781885

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

Suite 900, 555 Burrard Street
Vancouver, British Columbia V7X 1M8 Canada
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without Par Value (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

13,283,733 Common Shares without par value outstanding as at December 31, 2006

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

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  NOT APPLICABLE

Page No.

PART I

INTRODUCTION

In this annual report on Form 20-F, referred to as the "Annual Report", references to the "Company", "we", or "us" refer to Black Mountain Capital Corporation and its subsidiaries unless the context clearly suggests otherwise.

Forward-Looking Statements

Statements in this Annual Report, to the extent that they are not based on historical events, constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this Annual Report and include statements regarding the intent, belief or current expectations of the Company and its directors or officers, primarily with respect to the future market size and future operating performance of the Company and its subsidiaries. Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity, achievements or financial condition. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves or other business plans (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates", "does not anticipate", "plans", "estimates", or "intends", or stating that certain actions, events or results "may", "could", "would" or "will" be taken, occur or be achieved). Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements. Readers should not place undue reliance on any forward-looking statements and should recognize that the statements are predictions of future results, which may not occur as anticipated.  Actual results could differ materially from those anticipated in the forward-looking statements and from historical results due to the risks and uncertainties described herein, as well as others not now anticipated.  The foregoing statements are not exclusive and further information concerning us, including factors that could materially affect our financial results, may emerge from time to time.  We do not intend to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.  Investors are advised that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to the Company or persons acting on its behalf.

Exchange Rates

Unless otherwise indicated in this Annual Report, all references to "USD$" or "$" are to the lawful currency of the United States and all references to "Canadian Dollars" or "C$" are to the lawful currency of Canada.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.           Selected Financial Data

The following table summarizes selected consolidated financial data for the Company prepared in accordance with Canadian generally accepted accounting principles, referred to as "GAAP".  Additional information is presented to show the difference which would result from the application of United States GAAP to the Company's financial information.  For a description of the differences between Canadian GAAP and United States GAAP, see Note 14 of the Company's consolidated financial statements, included elsewhere in this Annual Report.  The information in the following table is extracted from the more detailed financial statements and related notes included herein, referred to as the "Financial Statements", and should be read in conjunction with such Financial Statements.

Canadian GAAP
	Year Ended December 31,
	2006	2005	2004	2003	2002 (as restated(1))
	(in thousands, other than per share amounts)
Revenues	$31	$52	$61	$76	$184

Net loss	(77)	(300)	(1,829)	(518)	(365)
Net loss per share
Basic	(0.01)	(0.05)	(0.31)	(0.09)	(0.06)
Fully diluted	(0.01)	(0.05)	(0.31)	(0.09)	(0.06)
Total assets	448	149	798	2,108	2,261
Net assets	38	(361)	(49)	2,039	2,119
Debt	410	510	847	69	142
Shareholders' equity	38	(361)	(49)	2,039	2,119
Capital stock	$2,649	2,162	2,162	2,162	2,162
Dividends	–	–	269 (2)	–	–
Weighted average common stock outstanding, fully diluted (in thousands of shares)	7,940	5,934	5,934	5,934	5,934
_________________
(1)
During fiscal 2003, the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method as required by Emerging Issues Committee 130 issued by the Canadian Institute of Chartered Accountants (see Note 2 to the Company's Financial Statements). The standard requires restatement and therefore financial statements for fiscal 2002 have been restated.

(2)
The Company announced a special dividend consisting of 0.42 common shares of North Group Finance Limited (TSX Venture Exchange: NOR) for each common share of the Company.  The Company distributed approximately 2,492,076 common shares of North Group Finance Limited to shareholders of record as of August 31, 2004.

U.S. GAAP
	Year Ended December 31,
	2006	2005	2004	2003	2002 (as restated(1))
	(in thousands, other than per share amounts)
Revenues	$31	$52	$61	$76	$184

Net loss	(77)	(389)	(1,848)	(316)	(286)
Net loss per share
Basic	(0.06)	(0.065)	(0.311)	(0.053)	(0.05)
Fully diluted	(0.06)	(0.065)	(0.311)	(0.053)	(0.05)
Total assets	448	551	1,101	2,109	1,826
Net assets	38	41	254	2,040	1,684
Debt	410	510	847	69	142
Shareholders' equity	38	41	254	2,040	1,684
Capital stock	$2,649	2,162	2,162	2,162	2,162
Dividends	–	–	269 (2)	–	–
Weighted average common stock outstanding, fully diluted (in thousands of shares)	7,940	5,934	5,934	5,934	5,934
_________________________
(1)
During fiscal 2003, the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method as required by Emerging Issues Committee 130 issued by the Canadian Institute of Chartered Accountants (see Note 2 to the Company's Financial Statements). The standard requires restatement and therefore financial statements for fiscal 2002 have been restated.

(2)
The Company announced a special dividend consisting of 0.42 common shares of North Group Finance Limited (TSX Venture Exchange: NOR) for each common share of the Company.  The Company distributed approximately 2,492,076 common shares of North Group Finance Limited to shareholders of record as of August 31, 2004.

Exchange Rates

The following table sets forth information as to the period end, average, high and low exchange rate data for Canadian Dollars and United States Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (C$ = USD$1).

Year Ended December 31,	Average	Period End	High	Low
2002	1.5704	1.5800	1.6128	1.5108
2003	1.4008	1.2923	1.5750	1.2923
2004	1.3017	1.2034	1.3970	1.1775
2005	1.2116	1.1656	1.2703	1.1507
2006	1.1340	1.1652	1.1726	1.0989

The following table sets forth the high and low exchange rate for the past six months.  As of June 15, 2007, the exchange rate was C$1.0678 for each USD$1.00.

Month	High	Low
December 2006	1.1652	1.1415
January 2007	1.1824	1.1647
February 2007	1.1852	1.1586
March 2007	1.1810	1.1530
April 2007	1.1583	1.1068
May 2007	1.1136	1.0701

B.           Capitalization and Indebtedness

Not Applicable.

C.	Reasons for Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Our share price has been volatile in recent years.

 In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies in our sector have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price of the Company's common shares fluctuated from a high of $0.25 to a low of $0.10 on the TSX-V within the twelve month period preceding the date of this Annual Report.  There can be no assurance that continual fluctuations in price will not occur.

Operating history and significant historical operating losses.

In fiscal 2002, 2003, 2004, 2005 and 2006, we reported losses of $365,000, $518,000, $1,829,000, $300,000 and $77,000, respectively.  As at December 31, 2006, we had an accumulated deficit of $4,000,000.  The ability of the Company to continue as a going-concern depends upon its ability to develop  profitable operations and to continue to raise adequate equity financing.  There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations.

A rise in inflation may affect the Company's results.

The Company does not believe that inflation has had a material impact on its revenues or income over the past three fiscal years.  In addition, since the Company's assets to a large extent are liquid in nature, they are not significantly affected by inflation.  However, increases in inflation could result in increases in the Company's expenses.  To the extent that inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect the Company's business, results of operations and financial condition.

Market risk may increase the other risks that the Company faces.

In addition to the market risks described above, market risks could exacerbate the other risks that the Company faces. For example, if the Company incurs substantial trading losses, its need for liquidity could rise sharply while its access to liquidity could be impaired.

Legal and Regulatory Risks

The Company is exposed to legal risks in its business and the volume and amount of damages claimed in litigation against financial intermediaries is increasing. These risks include potential liability under securities or other laws for materially false or misleading statements made in connection with securities and other transactions and potential liability for advice the Company provides to participants in corporate transactions.  These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. See Note 10 of the Financial Statements for additional information with respect to the Company's legal and regulatory proceedings.

Enforcement Risks

The enforcement of civil liabilities by investors under applicable United States federal and state securities laws may be adversely affected because the Company is organized under the laws of the Yukon Territory, Canada and none of its officers or directors are residents of the United States.  As a result, it may be difficult or impossible for United States investors to effect service of process upon the Company's officers or directors within the United States.  It may also be difficult to realize against the Company or its officers or directors in the United States upon judgments of United States courts for civil liabilities under applicable United States federal and state securities laws.  Courts in Canada or elsewhere may not enforce: (1) judgments of United States courts obtained in actions against the Company or its officers or directors predicated upon the civil liability provisions of applicable United States federal and state securities laws; and (2) in original actions, liabilities against the Company or officers or directors predicated upon such laws.

Additionally, the Company's principal operating assets are located outside of the United States.  Under bankruptcy laws in the United States, courts typically have jurisdiction over a debtor's property, wherever it is located, including property situated in other countries.  Courts outside of the United States may not recognize the United States bankruptcy court's jurisdiction.  Accordingly, investors may have difficulty administering a United States bankruptcy case involving a Canadian debtor with property located outside of the United States.  Any orders or judgments of a bankruptcy court in the United States may not be enforceable.

Other Risks

Certain provisions of the Company's charter documents and the applicable corporate legislation may discourage, delay or prevent a change of control or changes in its management that shareholders consider favourable.  These include provisions that authorize the board of directors of the Company to issue preferred stock in series, provide for the election of the directors of the Company with staggered, three-year terms and limit the persons who may call special meetings of shareholders.

In addition, the Investment Canada Act, referred to as the "ICA", may impose limitations on the rights of non-Canadians to acquire the Company's common shares.

ITEM 4. INFORMATION ON THE COMPANY

A.           History and Development of the Company

The Company was originally incorporated in 1952 under the Canada Corporations Act and was continued under the Canada Business Corporations Act in 1980.  The Company amalgamated with Metanetix Corporation and Canadian Capital Financial Markets Inc. on January 1, 1995. The Company changed its name on January 22, 1999 from "Hariston Corporation" to "Midland Holland Inc." On January 24, 2000, the Company was continued under the Business Corporations Act (Yukon) under the name "Mercury Partners & Company Inc."  On December 28, 2001, the Company completed an amalgamation with Pacific Mercantile Company Limited, referred to as "PMCL".  The Company changed its name on April 29, 2005 from "Mercury Partners & Company Inc." to "Black Mountain Capital Corporation."  At the Company's 2006 annual and special meeting of shareholders, which we refer to as the "2006 Annual Meeting", to be held on July 16, 2007, shareholders of the Company will be asked to pass a special resolution approving an amendment to the Company's articles to change the name of the Company to "SRJ Investment Corporation" or to such other name as determined by the directors of the Company and that is acceptable to the Yukon Registrar of Corporations and the TSX Venture Exchange, referred to as  the "TSX-V".

The Company's principal place of business is Suite 900, 555 Burrard Street, Vancouver, British Columbia, Canada V7X 1M8 and its telephone number is (604) 443-5059.

At a special meeting of shareholders of the Company held on August 25, 1998, the slate of nominee directors proposed by a dissident shareholder was elected.  Following the change in directorship, the Company initiated a comprehensive restructuring plan, which included, among other things, monetizing all non-cash assets, reducing corporate overhead expenses, consolidating the Company's share capital and settling all outstanding litigation.  In addition, the Company changed the focus of its business from investing in a wide variety of start-up or early stage businesses to engaging primarily in private equity and merchant banking activities.

On September 26, 2001, shareholders of PMCL and the Company approved the amalgamation between the companies, referred to as the "Amalgamation".  Prior to the Amalgamation, PMCL was the largest shareholder of the Company, owning 2,250,219 common shares or approximately 49.5% of the Company.  Under the terms of an amalgamation agreement between the Company, PMCL and 940296 Alberta Ltd., a wholly owned subsidiary of the Company, each common share of PMCL was exchanged for five common shares of the Company following the amalgamation of PMCL and 940296 Alberta Ltd., resulting in 3,681,310 shares of the Company being issued to the shareholders of PMCL.  The 2,250,219 common shares of the Company owned by PMCL, which had a carrying value of $322,191, were canceled in June 2007.

In August 2004, the Company announced a special dividend consisting of 0.42 common shares of North Group Finance Limited (TSX-V: NOR) for each common share of the Company.  The Company distributed approximately 2,492,076 common shares of North Group Finance Limited to shareholders as of the record date of August 31, 2004.  For registered shareholders with addresses in the United States, the shares of North Group Finance Limited which they would otherwise be entitled to were sold on their behalf and the proceeds of the sale were distributed.

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

The Company is a publicly traded financial services company engaging primarily in private equity and merchant banking activities in Canada and the United States. The Company's shares are quoted on the NASD Over-the-Counter Bulletin Board, referred to as the "OTCBB", in the United States under the symbol "BMMUF" and on the TSX-V, in United States dollars under the symbol "BMM.U".  The Company's investment objective is to acquire influential ownership in companies and, through direct involvement, bring about the changes required to realize their potential value. The Company concentrates on return on investment and cash flow to build long-term shareholder value.  Accordingly, the Company continually evaluates its existing investments and operations and investigates the possible acquisition of new businesses.

The Company assists companies in developing their businesses through active involvement in capital financings, acquisitions and business strategy development.  The Company develops innovative solutions for projects that are practical, responsible and pragmatic in their implementation. However, the Company takes a cautious approach to new initiatives, selectively allocating capital and concentrating on areas where its financial and management expertise can be best applied.

The Company's principal sources of funds are its available cash resources, bank financing, public financing and revenues generated from the Company's merchant banking activities and realized investment gains from the Company's private equity operations. The Company has no recurring cash requirements other than repayment of interest and principal on its debt, tax payments and corporate overhead.

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

Undervalued companies or assets.

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

Management and leveraged buy-outs.

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

Turn-arounds or workouts.

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

Mergers & acquisitions.

The Company is active in public company mergers and acquisitions transactions, including unsolicited take-over bids. The Company assists companies in identifying and financing acquisitions and provides recommendations regarding financial restructuring.

Corporate restructuring.

The Company provides creative and responsible solutions to restructure businesses and their balance sheets so as to improve profitability.  In certain circumstances, a company's financial flexibility is enhanced by the Company acquiring loans owing to the Company's traditional lenders, which are then restructured on financial terms consistent with the Company's immediate requirements.

Investment Review

Through its representatives on the board of directors and board committees, the Company plays an active role in setting a company's long-term strategic plans and assessing performance against approved business plans in companies in which it invests.  The Company monitors the performance of its investments by requiring the chief executive officers of each company to present to their respective boards business plans and financial forecasts and targets against which actual performance can be measured.

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

C.           Organizational Structure

The following is a list of the Company's significant operating subsidiaries as of December 31, 2006:

Subsidiary	Jurisdiction of Incorporation	Proportion of Ownership Interest
Lucky Minerals Inc.	Canada	100%

D.           Property, Plants and Equipment

The Company's principal executive office is located in Vancouver, British Columbia, Canada, and is leased.  In March 2007, the Company entered into an option agreement with Diagnos Inc. to acquire a 100% interest in two prospective nickel properties in the Abitibi region of Quebec, Canada. The 75 claims cover approximately 3,200 acres of terrain in a region with two significant nickel deposits and one past-producing mine.  The Company paid Diagnos Inc. a sum of $45,000 for each property within 45 days of the execution of the option agreement.  Under the terms of the option agreement, for each property upon which an economic discovery of nickel is made, a bonus of $70,000 will be paid to Diagnos Inc. in shares of the Company. There is a two percent net smelter return, referred to as the "NSR", issued to Diagnos Inc., of which the Company has an option to acquire one percent of the NSR  for $1,000,000.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the financial condition and results of operations of the Company for the three years ended December 31, 2006, 2005 and 2004 should be read in conjunction with the Financial Statements included in this Annual Report. The Company's Financial Statements included herein were prepared in accordance with Canadian GAAP and are expressed in United States dollars.  Additional information is presented to show the difference which would result from the application of U.S. GAAP to the Company's financial information.  For a reconciliation of the Company's Financial Statements included herein to U.S. GAAP, see Note 14 to the Financial Statements. Certain reclassifications may have been made to the prior periods' financial statements to conform to the current period's presentation.

A.           Operating Results

The Company operates in both the United States and Canada and, as such, the Company's consolidated financial results are subject to foreign currency exchange rate fluctuations. The Company reports its results of operations in United States dollars and translates assets and liabilities into United States dollars at the rate of exchange on the balance sheet date. Unrealized gains and losses from these translations are recorded on the consolidated balance sheet as a "cumulative translation adjustment".

The Company's financial results for the past three years are summarized below.

	Year Ended December 31,
	2006	2005	2004
Revenue	$31,280	$51,865	$61,170
Operating Expenses	136,139	220,130	305,135
Net loss	(76,866)	(300,279)	(1,828,500)
Net loss per share	(0.01)	(0.05)	(0.31)

Revenues during fiscal 2006, 2005 and 2004 were generated from the Company's merchant banking operations, investment income from the Company's private equity investments and oil and gas royalties. In fiscal 2006, the Company's revenues decreased to $31,280 compared to revenues of $51,865 and $61,170, respectively for the periods ending December 31, 2005 and 2004.

Expenses decreased to $136,139 in fiscal 2006 compared to $220,130 in fiscal 2005 and $305,135 in fiscal 2004.  For the year ended December 31, 2006, expenses consisted mainly of professional fees of $65,330, consulting fees of $37,617, bank charges and interest of $22,694 and regulatory, transfer agent and shareholder communication fees of $9,937.

Other income before other items includes interest and royalty income of $31,280 for fiscal 2006 compared to revenues of $51,865 and $61,170, respectively for the periods ending December 31, 2005 and 2004.  Other gains before other items includes a gain of $57,338 from the sale of long-term investments, a gain of $52,809 from excise tax re-assessment and a gain on debt settlement of $23,633.

Losses before other items include a loss on the sale of marketable securities of $82,445, the write-off of loan receivables of $19,450 and the write down of marketable securities of $3,892.

The Company reported a net loss of $76,866 in fiscal 2006 compared to a net loss of $300,279 in fiscal 2005 and a net loss of $1,828,500 in fiscal 2004.  Basic and diluted loss per common share was $0.01 in 2006 compared to losses of $0.05 and $0.31 in fiscal 2005 and 2004, respectively.

The Company and certain of its subsidiaries have tax loss carry-forwards and other tax attributes, the amount and availability of which are subject to certain qualifications, limitations and uncertainties.

Impact of Inflation

The Company does not believe that inflation has had a material impact on revenues or income over the past three fiscal years.

Foreign Currency

The Company's operations are conducted in international markets and its consolidated financial results are subject to foreign currency exchange rate fluctuations. During fiscal 2003, the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method as required by Emerging Issues Committee 130 issued by the Canadian Institute of Chartered Accountants (see Note 2 of the Financial Statements).

Application of Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex.  The Company has identified certain accounting policies, described below, that are most important to the portrayal of its current financial condition and results of operations.  The significant accounting policies are disclosed in Note 2 to the Financial Statements included in this Annual Report.

Marketable securities

Marketable securities are recorded at the lower of cost or quoted market value on a specific identification basis.

Long-term investments

 Investments in companies over which the Company has significant influence are accounted for by the equity method, whereby the original cost of the shares is adjusted for the Company's share of earnings or losses less dividends since significant influence was acquired. Investments in which the Company has no significant influence and that it intends to hold longer than one-year are accounted for on the cost basis and reported as long-term investments. Cost of investments includes acquisition costs of shares as well as legal and consulting costs related to maintaining the Company's interest. Investments are written-down to their estimated net realizable value when there is evidence of a decline in value below their carrying amount that is other than temporary.

A decline in market value may be only temporary in nature or may reflect conditions that are more persistent. Declines may be attributable to general market conditions, either globally or regionally, that reflect prospects of the economy as a whole or prospects of a particular industry or a particular company. Such declines may or may not indicate the likelihood of ultimate recovery of the carrying amount of a security. Management regularly reviews the Company's portfolio position to determine whether an other-than-temporary decline exists.

In determining whether the decline in value is other than temporary, quoted market price is not the only deciding factor, particularly for thinly-traded securities, large block holdings and restricted shares.

B.           Liquidity and Capital Resources

 The Company's principal assets consist of cash.  The Company's principal sources of funds are its available cash resources and its bank and public financing.  The Company has no recurring cash requirements other than repayment of interest and principal on its debt, tax payments and corporate overhead.  In the opinion of the Company, current working capital is sufficient for its current requirements.

In May 2006, the Company completed a non-brokered private placement for 2,500,000 units.  Each unit consisted of one common share of the Company and one share purchase warrant.  Each share purchase warrant entitled the holder to purchase one common share of the Company at a price of $0.10 for a term of one year from the date of issue of such share purchase warrant.  The company raised an aggregate of $175,000 from the sale of the units priced at $0.07 per unit.  The resulting proceeds were used for general corporate purposes.  All of the warrants issued pursuant to this private placement were exercised in full in May 2007.

In October 2006, the Company completed a non-brokered private placement for 2,600,000 units for a price of $0.12 per unit.  Each unit consisted of one common share of the Company and one share purchase warrant.  Each share purchase warrant entitles the holder to purchase one common share of the Company at a price of $0.165 for a term of one year from the date of issue of such share purchase warrant.  The Company raised an aggregate of $312,000 from the sale of the units.  The Company is using the proceeds of the private placement for working capital.

At December 31, 2006, the Company's readily available cash increased to $466,112 compared to $14,392 at December 31, 2005.  Total current assets at December 31, 2006 increased to $448,452 from $148,295 for the corresponding comparative period.

Operating activities used cash of $56,996 in fiscal 2006 compared to $740,718 and $807,397 during fiscal 2005 and 2004, respectively, predominately from the net loss incurred during the year.  Investing activities generated cash of $13,452 from proceeds from the sale of long-term investments during fiscal 2006 compared to investing activities generating cash of $84,929 in fiscal 2005 and investing activities generating cash of $1,103,875 in fiscal 2004.  Financing activities generated cash of $487,000 from the issuance of common shares in fiscal 2006.  Financing activities provided no cash in fiscal 2005 and 2004.

Total assets of the Company at December 31, 2006 increased to $448,452 compared to $148,632 at December 31, 2005.

The Company's liabilities decreased to $410,912 as of December 31, 2006 compared to $509,847 as of December 31, 2005.

Shareholders' Equity

Shareholders' equity as at December 31, 2006 was $37,540 compared to a deficiency of $361,215 as at December 31, 2005.  The Company had 11,033,514 shares issued and outstanding as at December 31, 2006 and an additional 2,250,219 which were held in treasury for cancellation.  The 2,259,219 shares held in treasury for cancellation were cancelled in June 2007.  The weighted average number of common shares outstanding as at December 31, 2006 was 7,940,089.

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

F.           Tabular Disclosure of Contractual Obligations

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The Company's Articles provide for three classes of directors with staggered terms. Each director holds office until the expiry of his term or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Bylaws of the Company or the provisions of the Business Corporations Act (Yukon). At each annual meeting of the Company, a class of directors is elected to hold office for a three year term. Successors to the class of directors whose term expires are identified as being of the same class as the directors they succeed and are elected to hold office for a term expiring at the third succeeding annual meeting of shareholders of the Company. A director appointed or elected to fill a vacancy on the board of directors holds office for the unexpired term of his predecessor. Officers of the Company serve at the discretion of the board of directors of the Company.

The following table sets out certain information concerning the directors and executive officers of the Company as at the date hereof:

Name and Present Position with the Company	Principal Occupation	Director Since	Expiration of Current Term of Office
Navchand Jagpal(1) Chief Executive Officer, Chief Financial Officer, President, Secretary and Director
Chief Executive Officer, Chief Financial Officer, President and Secretary of the Corporation from July 2006 to present; Managing Director of JC Business Alliance Group from November 1996 to January 2003; Chief Financial Officer and Secretary of American United Gold Corp. from August 2004 to November 2005; Corporate Secretary of Anderson Gold Corp. from December 2003 to November 2006.

		July 31, 2006	2009(2)
J. Lewis Dillman(1) Director
President and Chief Executive Officer of Western Eagle Resources Corp, from 1995 to present; Funding Director of Mountainview Energy Ltd. from January 2001 to June 2002 and Abington Ventures Inc. from June 1999 to present; director of Zappa Resources Ltd. from July 2002 to Present; director of Abenteuer Resources Corp. from June 2006 to Present.

		July 31, 2006	2008(2)
Greg MacRae(1) Director
President of CSI Capital Solutions Inc.; Director of North Group Finance Limited, Black Mountain Capital Corporation; Director and Secretary of Pacific Northwest Partners Limited; Director of LML Payment Systems Inc.; Director of Starfire Minerals Inc.

		August 7, 2003	2007(2)
Mahmoud S. Aziz(3) Proposed nominee for Director	Chairman, President and Secretary of Sino Pharmaceutical Corporation from 2001 to present; Chairman and Chief Executive Officer of the Fazio Group of Companies from 1983 to present.	N/A	N/A(2)
(1)     Member of the audit committee of the Company.
(2)    At the 2006 Annual Meeting, shareholders of the Company will be called upon to elect one Class II director.  Mr. Mahmoud S. Aziz is expected to be elected as a Class II director to serve for a term of three years until the annual meeting of shareholders for the year 2009, to be held in the year 2010.
(3)     Mr. Aziz is expected to be appointed as a member of the audit committee of the Company effective the date of the 2006 Annual Meeting to replace Mr. MacRae.

There are no arrangements or understandings with major shareholders, customers or others pursuant to which any person referred to above was selected as a director or executive officer.

B.           Compensation

During the fiscal year ended December 31, 2006, the Company did not pay any compensation to its independent directors. The Company has not issued or granted any incentive stock options to either the Company's directors or officers or any other non-cash compensation, as more particularly described below. No other funds were set aside or accrued by the Company during the fiscal year ended December 31, 2006 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company.

The Company is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to certain of its directors and executive officers. The following fairly reflects material information regarding compensation paid thereto.

Executive Compensation

Pursuant to applicable securities legislation, the Corporation is required to provide a summary of all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the three most recently completed financial years in respect of each individual who served as the Chief Executive Officer or Chief Financial Officer of the Corporation or acted in a similar capacity during the most recently completed financial year and the other three most highly compensated executive officers of the Corporation whose individual total compensation for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that the individual was not serving as such an officer at the end of the most recently completed financial year, referred to as the "Named Executive Officers".

The following table states the name of each Named Executive Officer, his annual compensation, consisting of salary, bonus and other annual compensation, and long term compensation, including stock options paid, for each of the three most recently completed financial years of  the Corporation.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus(1) ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Navchand Jagpal(2) Chief Executive Officer, Chief Financial Officer and President	2006	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Tom S. Kusumoto(2) President & Secretary	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	44,782(3) 72,636(3) 65,338(3)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
____________________________
1)     Includes commission.
2)     On July 31, 2006, Mr. Jagpal assumed the position of Chief Executive Officer, Chief Financial Officer, President and Secretary of the Corporation upon the resignation of Tom S. Kusumoto.
3)     Fees paid or accured to Harrop County Fair Limited, a company wholly owned by Tom S. Kusumoto.

Options to Purchase Securities

During the year ended December 31, 2004, the Company’s shareholders approved and the Board adopted a stock option plan, referred to as the "SOP", whereby the Company is authorized to grant options to officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company.  The SOP is subject to the rules of the TSX-V. Under the SOP, the exercise price of each option cannot be less than the price permitted by the TSX-V. The options can be granted for a maximum term of five years or as allowed by the TSX-V.  Requisite yearly approval of the SOP from shareholders of the Company, as required by the rules of the TSX-V, will be sought at the Company's 2006 Annual Meeting.

During the years ended December 31, 2006, 2005 and 2004, no stock options were granted or exercised.

Option Grants During the Most Recently Completed Fiscal Year

The Company did not grant any options to any of the Named Executive Officers during the fiscal year ended December 31, 2006.

Aggregated Option Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Option Values

The Named Executive Officers do not hold any options or freestanding stock appreciation rights, referred to as "SARs", to acquire securities of the Company and did not acquire any securities of the Company on the exercise of options or freestanding SARs during the financial year ended December 31, 2006.

C.           Board Practices

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

Mr. Kusumoto resigned as the chief executive officer, chief financial officer, president and secretary of the Corporation on July 31, 2006.

Remuneration Committee

The Company does not have a remuneration committee of the Board. The Company's Board is primarily responsible for determining the compensation to be paid to the Company's executive officers and evaluating their performance.  The compensation of executives is based upon, among other things, the responsibility, skills and experience required to carry out the functions of each position held by each executive officer and varies with the amount of time spent by each executive officer in carrying out his functions on behalf of the Company.  The President's compensation is additionally based upon the responsibility, skills and experience required to conduct his functions and upon the time spent by him in relation to the affairs of the Company. In setting compensation rates for executive officers and the President, the Board compares the amounts paid to them with the amounts paid to executives in comparable positions at other comparable corporations.

Audit Committee

Mandate

The primary function of the audit committee, referred to as the "Audit Committee", is to assist the Board in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Audit Committee's primary duties and responsibilities are to: (i) serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements; (ii) review and appraise the performance of the Company's external auditors; and (iii) provide an open avenue of communication among the Company's auditors, financial and senior management and the Board.

Composition

The members of the Audit Committee are currently Navchand Jagpal, Greg MacRae, and J. Lewis Dillman, the majority of whom are free from any relationship that, in the opinion of the Board would interfere with the exercise of his independent judgment as a member of the Audit Committee.  Effective the date of the 2006 Annual Meeting, Mahmoud S. Aziz is expected to be appointed as a member of the Audit Committee to replace Greg MacRae.  Mahmoud S. Aziz will be an independent member of the Audit Committee upon his expected appointment as a member of the Audit Committee.

Currently, the Audit Committee has at least one member with accounting or related financial management expertise. All members of the Audit Committee are financially literate.  Mr. Aziz will be financilal literate upon his expected appointment as a member of the Audit Committee effective the date of the 2006 Annual Meeting.  For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

Meetings

The Audit Committee meets annually or more frequently as circumstances dictate. As part of its mandate to foster open communication, the Audit Committee meets with the external auditors.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee:

Documents/Reports Review

(a)   Reviews and updates its Charter annually.

(b)
Reviews the Company's financial statements, MD&A, any annual and interim earnings and press releases before the Company's publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

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

Other

Reviews any related party transactions.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

D.           Employees

As at December 31, 2006, the Company did not have any employees.

E.           Share Ownership

As at June 29, 2007, the Named Executive Officers did not own, directly or indirectly any shares of the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

To the knowledge of the Company's directors and officers, there are no persons that own, directly or indirectly, more than five percent of the Company's common shares as at •, 2007.  All of the Company's common shares carry the same voting rights.  None of the Company's officers and directors own or control, directly or indirectly, any of the Company's outstanding common shares.

To the extent known to the Company, the Company is not, directly or indirectly, owned or controlled by another corporation, by any foreign government or by any other natural or legal person(s) severally or jointly.

The Company is unaware of any arrangements which may at a subsequent date result in a change in control of the Company.

Shareholder Distribution

As at June 15, 2007, there were approximately 86 holders of record of the Company’s common shares.  Approximately 1,985,875 or 12.58% of the Company’s common shares are held of record by 36 United States holders.

B.           Related Party Transactions

As part of the Company's merchant banking activities, the Company often appoints a representative to the client company's board of directors.  Accordingly, such transactions are considered to be related party transactions in nature.

During 2006, the Company's former President's private company charged $38,463 in management fees and $22,327 in interest on amounts advanced in 2006 and 2005.  The former President received marketable securities and long-term investments valued at $71,138 for management fees, advance repayments and partial interest repayment.  The Company recorded a gain on sale of long-term investments of $44,099, a write-down of marketable securities of $3,892 and a loss on sale of marketable securities of $81,597, as a result of these settlements.

During 2005, the Company paid or accrued $91,370 (2004 - $76,360) in management and director fees to directors or their private companies and paid or accrued interest of $15,960 (2004 - nil) to the former President's private company for a loan advanced in 2005.

All transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management.

C.           Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

See "Item 17.  Financial Statements" for financial statements filed as part of this Annual Report.

Legal Proceedings

The Company is subject to routine litigation incidental to the Company's business and is named from time to time as a defendant in various legal actions arising in connection with the Company's activities.  The Company is also involved, from time to time, in investigations and proceedings by governmental and self-regulatory agencies.  Some of these legal actions, investigations and proceedings may result in adverse judgments, penalties or fines.  Please see Note 8 of the Financial Statements for further information.

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

Cybersurf Litigation

During the year ended December 31, 2003, Cybersurf Corp., referred to as "Cybersurf", filed a statement of claim claiming that the Company engaged in improper actions during the Company’s attempt to replace the board of directors of Cybersurf at its annual general meeting held on November 28, 2002.  As a result of the statement of claim, Cybersurf postponed its annual general meeting for almost two years.  The Company was Cybersurf’s largest shareholder until it sold its investment during the year ended December 31, 2005 for proceeds of $1,125,037.  During the year ended December 31, 2004, the Company paid a court judgment of $79,003 for costs related to the Company’s legal challenge to the election of directors of Cybersurf at its November 28, 2002 annual general meeting

On March 23, 2005, the Company announced it had entered into an agreement to settle and dismiss its litigation with Cybersurf. The Company did not admit to any liability or wrongdoing. Pursuant to the settlement, the Company contributed $601,760 in exchange for a full release of claims and a withdrawal of the complaints of Cybersurf. This amount and related legal costs of $699,793 (2005 - $118,827) were recorded as a loss on settlement of lawsuit for the year ended December 31, 2004.

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

B.           Significant Changes

No significant changes have occurred since the date of the Financial Statements provided in Item 17 below, other than as disclosed elsewhere in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A.           Markets and Price History

The Company's common shares are quoted on the OTCBB under the symbol "BMMUF" and on the TSX-V in United States dollars under the symbol "BMM.U".  The following table sets forth the high and low sales price of the Company's common shares on the OTCBB and TSX-V for the periods indicated:

	OTCBB		TSX-V
	High	Low	High	Low
Annual Highs and Lows

2002	0.76	0.15	0.65	0.13
2003	0.75	0.23	0.60	0.15
2004	0.25	0.05	0.22	0.09
2005	0.12	0.10	0.14	0.10
2006	0.25	0.06	0.23	0.05

Quarterly Highs and Lows

2005
First Quarter	0.23	0.23	0.19	0.17
Second Quarter	0.12	0.10	0.14	0.12
Third Quarter	0.11	0.10	0.12	0.11
Fourth Quarter	0.11	0.11	0.14	0.10

	OTCBB		TSX-V
	High	Low	High	Low
2006
First Quarter	0.11	0.06	0.09	0.05
Second Quarter	0.08	0.06	0.145	0.10
Third Quarter	0.25	0.12	0.185	0.165
Fourth Quarter	0.205	0.10	0.20	0.13

Most Recent Six Months: Highs and Lows

2007
January	0.125	0.10	0.13	0.125
February	0.24	0.10	0.22	0.13
March	0.15	0.10	0.225	0.22
April	0.15	0.13	0.23	0.18
May	0.13	0.13	0.175	0.175
June(1)	0.125	0.125	0.16	0.125
_____________________
(1) As of June 27, 2007.

ITEM 10. ADDITIONAL INFORMATION

A.           Articles and Bylaws

The Company is organized under the laws of the Yukon Territory, Canada and has been assigned corporate access number 31180.

The Company's Articles and Bylaws do not contain a description of the Company's objects and purposes, except insofar as Section 5 of the Company's Articles restrict the Company from carrying on the business of a railway, steamship, air transport, canal, telegraph, telephone or irrigation company.  The Company may perform any and all corporate activities permissible under the laws of the Yukon Territory.

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

The Company's class A preferred shares of each series rank on parity with the Company's class A preferred shares of any other series and are entitled to a preference over the Company's common shares with respect to the payment of dividends and the distribution of assets or return of capital in the event of  the liquidation, dissolution or winding-up of the Company.

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

An annual meeting of shareholders must be held at such time in each year not later than 15 months after the last preceding annual meeting and at such place as the Company's board of directors, or failing it, the Company's Chairman, Managing Director or President, may from time to time determine.  The holders of not less than five percent of the Company's issued shares that carry the right to vote at a meeting may requisition the Company's directors to call a meeting of shareholders for the purposes stated in the requisition.  The quorum for the transaction of business at any meeting of shareholders is two persons present in person or by proxy who together hold or represent by proxy in aggregate not less than one-third of the Company's outstanding shares entitled to vote at the meeting.  Only persons entitled to vote, the Company's directors and auditors and others who, although not entitled to vote, are otherwise entitled or required to be present, are entitled to be present at a meeting of shareholders.

Except as provided in the ICA, there are no limitations specific to the rights of non-Canadians to hold or vote the Company's common shares under the laws of Canada or the Yukon Territory, or in the Company's Articles or Bylaws.  See "Exchange Controls" below for a discussion of the principal features of the ICA for non-Canadian residents proposing to acquire the Company's common shares.

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

B.           Material Contracts

On June 14, 2005 the Company announced that it had entered into a settlement agreement with the ASC regarding the breach of Alberta securities laws respecting control persons, insiders, and takeover bids.  The Company entered into the settlement agreement to, among other things, mitigate the ongoing expense of litigation.  The Company has agreed to pay the ASC C$40,000 and an additional C$10,000 in partial satisfaction of the investigation costs to resolve this matter.  See "Item 4. Information on the Company – History and Development of the Company".

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

C.           Exchange Controls

There are presently no governmental laws, decrees or regulations in Canada which restrict the export or import of capital, or which impose foreign exchange controls or affect the remittance of interest, dividends or other payments to non-resident holders of the Company's common shares. However, any remittances of dividends to United States residents are subject to a 15% withholding tax (five percent if the beneficial owner of the dividends is a corporation owning at least 10% of the Company's voting shares) pursuant to the Canada-United States Tax Convention (1980), as amended, referred to as the "Treaty". See "Item 10. Additional Information – Taxation".

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

The ICA governs the acquisition of Canadian businesses by non-Canadians.  Under the ICA, non-Canadian persons or entities acquiring "control" (as defined in the ICA) of a corporation carrying on business in Canada are required to either notify, or file an application for review with, Industry Canada.  Industry Canada may review any transaction which results in the direct or indirect acquisition of control of a Canadian business, where the gross value of corporate assets exceeds certain threshold levels (which are higher for investors from members of the World Trade Organization, referred to as the "WTO", including Americans, or WTO member-controlled companies) or where the activity of the business is related to Canada's cultural heritage or national identity. No change of voting control will be deemed to have occurred, for purposes of the ICA, if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

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

E.           Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Actof 1934, as amended, referred to as the "Exchange Act".  In accordance with these requirements, the Company files reports and other information with the SEC. These materials, including this Annual Report and the exhibits hereto, may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 175 West Jackson Boulevard, Suite 900, Chicago, Illinois 60604, and 233 Broadway, New York, New York 10279.  Copies of the materials may be obtained from the principal office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.  The public may obtain information on the operation of the SEC's public reference facilities by calling the SEC in the United States at 1-800-SEC-0330.  The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a)           We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the Securities and Exchange Commission, referred to as the "SEC", is recorded, processed, summarized and timely reported.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer, both positions held by the same person, concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit to the SEC under the Exchange Act is recorded, processed, summarized and reported as and when required.

(b)           There have been no changes in our internal controls over financial reporting or other factors that could significantly affect these controls during fiscal 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that J. Lewis Dillman is an "audit committee financial expert" as defined in Item 16A of Form 20-F under the Exchange Act, and that Mr. Dillman is independent under the applicable rules promulgated by the SEC.

ITEM 16B. CODE OF ETHICS

On May 18, 2004 our board of directors adopted a code of ethics, as defined in Item 16B of Form 20-F.  Our code of ethics applies to our senior financial officers, including our Chief Executive Officer and persons performing similar functions, as well as to our directors and other officers and employees, if any.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the aggregate fees billed to us by our external auditors during the fiscal years ended December 31, 2006 and 2005:

	Year Ended December 31,
	2006	2005
	(Canadian dollars)
Audit Fees	$15,000	$42,500
Audit Related Fees	Nil	Nil
Tax Fees	6,400	6,500
All Other Fees	2,844	Nil
Total	$24,244	$49,000

Effective April 25, 2007, Davidson and Company LLP, Chartered Accountants, resigned as auditors of the Company.  De Visser Gray LLP, Chartered Accountants were appointed as auditors of the Company by the board of directors on April 25, 2007.  Management of the Company will recommend at the 2006 Annual Meeting that shareholders of the Company appoint De Visser Gray LLP, Chartered Accountants, as auditors of the Company, to hold office until the next annual meeting of shareholders of the Company.

On June 15, 2007, the Company changed its financial year-end from December 31 to September 30.

Audit Committee's Pre-Approval Policies and Procedures

We have adopted pre-approval policies and procedures under which all audit and non-audit services provided by our external auditors must be pre-approved by the Audit Committee.  Any service proposals submitted by external auditors need to be discussed and approved by the Audit Committee.  Once the proposed services are approved, we formalize the engagement of service.  The approval of any audit and non-audit services to be provided by our external auditors is specified in the minutes of our audit committee meetings.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17. FINANCIAL STATEMENTS

Index to Financial Statements and Schedules

1.            Independent Auditors' Report on the consolidated financial statements of the Company as at December 31, 2006 and 2005.

2.            Consolidated Balance Sheets as at December 31, 2006 and 2005.

3.            Consolidated Statements of Operations and Deficit for the years ended December 31, 2006, 2005 and 2004.

4.    Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004.

5.            Notes to the Consolidated Financial Statements.

BLACK MOUNTAIN CAPITAL CORPORATION

Consolidated Financial Statements
(Stated in U.S. Dollars)

December 31, 2006

BLACK MOUNTAIN CAPITAL CORPORATION

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of the company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 14, and contain estimates based on management's judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Company's independent auditors, De Visser Gray LLP, Chartered Accountants, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and their report follows.

The Audit Committee of the Board of Directors has met with the company's independent auditors to review the scope and results of the annual audit, and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

President Chief Financial Officer

DE VISSER GRAY LLP
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Black Mountain Capital Corporation

We have audited the consolidated balance sheets of Black Mountain Capital Corporation as at December 31, 2006 and the consolidated statements of operations and deficit and cash flows for the year ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and cash flow for the year ended December 31, 2006 in accordance with generally accepted accounting principles in Canada.

The consolidated financial statements at December 31, 2005 and for each of the years in the two year period ended December 31, 2005 were audited by other auditors who expressed an opinion without reservation on these consolidated statements in their report to shareholders dated February 22, 2006.

"De Visser Gray LLP"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
April 16, 2007

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these consolidated financial statements. Although we conducted our audit in accordance with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated April 16, 2007 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the consolidated financial statements.

"De Visser Gray LLP"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
April 16, 2007

BLACK MOUNTAIN CAPITAL CORPORATION

Consolidated Balance Sheets

(Stated in U.S. Dollars)

	As at December 31	
	2006	2005
	$	$
Assets		
Current assets	446,112	14,392
Cash and cash equivalents	2,340	21,669
Marketable securities (note 4)	-	112,234
	448,452	148,295
Long-term investments (note 5)	-	337
	448,452	148,632
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	67,976	166,794
Loan payable (note 6)	342,936	343,053
	410,912	509,847
Shareholders' equity (deficiency)		
Share capital (note 7(a))	2,649,089	2,162,089
Contributed surplus (note 7(b))	971,859	971,859
Cumulative translation adjustment	377,085	388,464
Deficit	(3,960,493)	(3,883,627)
	37,540	(361,215)
	448,452	148,632

See accompanying notes to the consolidated financial statements

Continuance of Operations (note 1)
Contingencies (note 8)

Approved by the Board of Directors:

Director   Director

BLACK MOUNTAIN CAPITAL CORPORATION

Consolidated Statements of Operations and Deficit

(Stated in U.S. Dollars)

	For the years ended December 31		
	2006	2005	2004
	$	$	$
Expenses			
Amortization	-	1,741	6,301
Bank charges and interest	22,694	15,967	134
Consulting	37,617	91,674	116,368
Office	561	12,074	44,762
Professional fees	65,330	85,378	123,913
Transfer agent and regulatory filing fees	9,937	13,296	13,657
Loss before other items:	(136,139)	(220,130)	(305,135)
Interest and royalty income	31,280	51,865	61,170
Equity loss	-	-	(4,521)
Write-down of marketable securities	(3,892)	-	-
Write-down of long-term investments	-	(1)	-
Gain (loss) on sale of long-term investments	57,338	82,903	(195,854)
Loss on sale of marketable securities	(82,445)	-	-
Loss on sale of equipment	-	-	(3,604)
Loss on settlement of lawsuits (note 8)	-	(214,916)	(1,380,556)
Excise tax re-assessment (note 9)	52,809	-	-
Gain on debt settlement (note 10)	23,633	-	-
Write-off of loan receivable (note 11)	(19,450)	-	-
Net loss for the year	(76,866)	(300,279)	(1,828,500)
Deficit, beginning of year	(3,883,627)	(3,583,348)	(1,486,119)
Dividend	-	-	(268,729)
Deficit, end of year	(3,960,493)	(3,383,627)	(3,583,348)
Basic and diluted loss per common share	(0.01)	(0.05)	(0.31)
Weighted average number of common shares outstanding	7,940,089	5,933,514	5,933,514

See accompanying notes to the consolidated financial statements

BLACK MOUNTAIN CAPITAL CORPORATION

Consolidated Statements of Cash Flows
(Stated in U.S.Dollars)

	For the years ended December 31		
	2006	2005	2004
Cash Provided by (Used for):			
Operating Activities	(76,866)	(300,279)	(1,828,500)
Net loss for the year			
Adjustment for items which do not involve cash:			
Amortization	-	1,741	6,301
Equity loss	-	-	4,521
Write-down of long-term investments	-	1	-
(Gain) loss on sale of long-term investments	(57,338)	(82,903)	195,854
Loss on sale of equipment	-	-	3,604
Write-off of loan receivable	19,450	-	-
Gain on debt settlement	(23,633)	-	-
Loss on sale of marketable securities	82,445	-	-
Write-down of marketable securities	3,892	-	-
	(52,050)	(381,440)	(1,618,220)
Changes in non-cash working capital components:			
Marketable securities	-	4,338	5,382
Amounts receivable	629	1,643	32,939
Accounts payable and accrued liabilities	(49,132)	(708,312)	772,502
Loan payable	43,557	343,053	-
	(56,996)	(740,718)	(807,397)
Investing Activities*			
Purchase of long-term investments	-	(617)	(21,162)
Proceeds on sales of long-term investments	13,452	85,546	1,125,037
	13,452	84,929	1,103,875
Financing Activities*			
Common shares issued for cash	487,000	-	-
Effect of foreign exchange on cash	(11,736)	12,193	120,405
Net cash provided (used) during the year	431,720	(643,596)	416,883
Cash and cash equivalents, beginning of year	14,392	657,988	241,105
Cash and cash equivalents, end of year	446,112	14,392	657,988

During the year, the Company paid and received interest as follows:			
Interest received	$ 8,633	$ -	$ -
Interest paid	$ 22,369	$ 7	$ 134

***Supplemental Disclosure of Non-Cash Investing and Financing Activities** – Refer to Note 12.*
See accompanying notes to the consolidated financial statements

BLACK MOUNTAIN CAPITAL CORPORATION

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(Stated in U.S. Dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on December 28, 2001 in the Yukon Territory, Canada and is involved in the financial services industry in Canada. The Company has also changed its name from Mercury Partners & Company Inc.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has an accumulated operating deficit of $4.0 million at December 31, 2006 (2005 - $3.9 million). The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to continue as a going-concern, the net realizable values of its net assets may be materially less than the amounts recorded on the balance sheets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). As described in note 14, these principles differ in certain respects from principles and practices generally accepted in the United States ("US GAAP"). Summarized below are those policies considered particularly significant to the Company. References to the Company included herein are inclusive of the accounts of the parent company and its wholly-owned subsidiaries.

All intercompany balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Actual results could differ from those estimates.

Investments

The Company's investments are carried at cost and considered non-current assets when the Company intends to hold them for a period of greater than one year. If there is a loss in value that is other than temporary, the investments are written-down to their estimated market values.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation. As at December 31, 2006, the Company does not have any asset retirement obligations.

Future Income Taxes

The Company accounts for potential future net tax assets which are attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and which are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. Such an allowance has been applied to all potential income tax assets of the Company.

BLACK MOUNTAIN CAPITAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(Stated in U.S. Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Retirement of Long-Lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant, when the carrying amounts of the assets exceeds its estimated undiscounted net cash flow from use or its fair value, at which time the impairment is charged to earnings.

Foreign Currency Translation

The Canadian dollar is the functional currency of all of the Company's operations which are classified as integrated for foreign currency translation purposes, and under this method translation gains or losses are included in the determination of net income or loss. Monetary assets and liabilities have been translated into Canadian dollars at the exchange rate in effect at balance sheet date. Non-Monetary assets, liabilities, revenues and expenses have been translated into Canadian dollars at the rate of exchange prevailing on the respective dates.

Financial Instruments and Financial Risk

The Company's financial instruments consists of cash, amounts receivable, accounts payable and accrued liabilities and loan payable, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company's shares on the TSX Venture Exchange on the date of the agreement to issue the shares and the date of share issuance.

Stock-based Compensation

The Company follows the Recommendations of the Canadian Institute of Chartered Accountants ("CICA") in connection with accounting for stock option-based compensation. The standard now requires that all stock option-based awards made to consultants and employees be recognized in these consolidated financial statements and measured using a fair value-based method.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital. The related contributed surplus originally recognized when the options were granted, is transferred to share capital.

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during the year. Diluted loss per share is not presented as it is anti-dilutive to the loss per share figures.

Comparative Figures

Certain of the prior years' figures have been reclassified to conform with the current year's financial statement presentation.

BLACK MOUNTAIN CAPITAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(Stated in U.S. Dollars)

3. RELATED PARTY TRANSACTIONS

Refer to note 6.

4. MARKETABLE SECURITIES

The Company owns publicly-traded securities as follows:

	2006		2005	
	Aggregate Cost	Market Value	Aggregate Cost	Market Value
			$	$
Publicly-traded securities	-	-	112,234	367,645

5. LONG-TERM INVESTMENTS

The Company owns publicly-traded securities as follows:

	2006		2005	
	Aggregate Cost	Market Value	Aggregate Cost	Market Value
			$	$
Publicly-traded securities	-	-	337	147,513

6. LOAN PAYABLE

The Company owes the former President's private company $342,936 at December 31, 2006 (2005 - $343,053) plus accrued interest of $37,093 (2005 - $16,523), which has been included in accounts payable and accrued liabilities. The loan is an unsecured demand loan bearing interest at 6% per annum.

Refer to note 3.

BLACK MOUNTAIN CAPITAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(Stated in U.S. Dollars)

7. SHARE CAPITAL

a) Authorized share capital consists of unlimited common shares without par value.

	2006		2005		2004	
	Number of Shares	$	Number of Shares	$	Number of Shares	$
Balance, beginning of year	5,933,514	2,162,089	5,933,514	2,162,089	5,933,514	2,162,089
Private placements	5,100,000	487,000	-	-	-	-
Balance, end of year	11,033,514	2,649,089	5,933,514	2,162,089	5,933,514	2,162,089

b) Stock Options

The Corporation has an incentive stock option plan authorizing the Company to grant options up to 10% of the issued and outstanding common stock of the Company to directors, officers, employees and consultants of the Company. No specific vesting terms are required. The term of each grant shall be no greater than 5 years from the date of grant. The option price shall be no less than the price permitted by the TSX Venture Exchange.

No options have been granted in 2006 nor the prior two fiscal years. During the year ended December 31, 2005, 120,000 stock options with a weighted-average exercise price of $1.25 expired, leaving no outstanding options at December 31, 2005.

c) Warrants

	2006	
	Number of Shares	Weighted Price $
Opening balance	-	-
Granted during the year	5,100,000	0.13
Closing balance	5,100,000	0.13
Weighted remaining life in years	0.61	

8. CONTINGENCIES

BLACK MOUNTAIN CAPITAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(Stated in U.S. Dollars)

8. CONTINGENCIES *(continued)*

9. EXCISE TAX RE-ASSESSMENT

Upon appeal, the Company received a Good and Services Tax refund of $52,809 during 2006 for prior input tax credits incurred and previously denied by Canada Revenue Agency.

10. GAIN ON DEBT SETTLEMENT

The Company was forgiven $23,633 on amounts included in accounts payable and accrued liabilities at December 31, 2005.

11. WRITE-OFF OF LOAN RECEIVABLE

During 2006, the Company wrote-off as uncollectible a loan from a former consultant of $17,113 plus accrued interest of $2,337.

12. SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVIITES

During the year ended December 31, 2006, the Company settled $42,088 in loans payable and $29,050 in accounts payable and accrued liabilities to the former President's private company by transferring marketable securities and long-term investments valued at a cost of $112,528.

There were no significant non-cash transactions in fiscal 2005.

13. INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2006	2005	2004
	$	$	$
Net loss for the year	(76,866)	(300,779)	(1,828,500)
Expected income recovery	(26,227)	(104,707)	(651,310)
Net adjustment for amortization, deductible and non-deductible amounts	9,894	11,392	572,580
Unrecognized benefit of non-capital loss	16,333	93,315	78,730
Total income taxes	-	-	-

BLACK MOUNTAIN CAPITAL CORPORATION

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(Stated in U.S. Dollars)

13. INCOME TAXES

The significant components of the Company's future income tax assets are as follows:

	2006	2005	2004
	$	$	$
Future income tax assets:			
Other items	11,900	19,000	11,980
Equipment	82,800	80,000	82,600
Net-capital loss carryforwards	2,249,000	2,171,000	2,264,000
Non-capital loss carryforwards	868,000	823,000	779,000
	3,211,700	3,093,000	3,137,580
Valuation allowance	(3,211,700)	(3,093,000)	(3,137,580)
Net future tax assets	-	-	-

The Company has non-capital losses of approximately $2.5 million, which are available to reduce future taxable income in Canada and which expire between 2006 and 2026. The Company also has net capital losses of approximately $6.6 million, which can be carried forward indefinitely to reduce future taxable capital gains in Canada. The Company has not recognized any future benefit for these tax losses and resource deductions, as it is not considered likely that they will be utilized.

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These consolidated financial statements have been prepared in accordance with Canadian GAAP. The material variations in the accounting principles, practices, and method used in the preparation of these consolidated financial statements from principles, practices and methods accepted in the U.S. are described and quantified below:

The impact of the differences between Canadian GAAP and U.S. GAAP on the consolidated balance sheets, consolidated statements of operations and cash flows would be as follows:

	2006	2005
	$	$
Balance Sheets		
Current assets, Canadian GAAP	448,452	148,295
Unrealized holding gain on trading securities	-	255,411
Current assets, U.S. GAAP	448,452	403,706
Long-term investments, Canadian GAAP	-	337
Unrealized holding gain (loss) on available-for –sale securities	-	147,176
Long-term investments, U.S. GAAP	-	147,513
Total assets, U.S. GAAP	448,452	551,219
Current liabilities, Canadian GAAP and U.S. GAAP	410,912	509,847
Shareholders' equity (deficiency) Canadian GAAP	37,540	(361,215)
Unrealized holding gain on available-for-sale securities	-	147,176
Unrealized holding gain on trading securities	-	255,411
Shareholders' equity, U.S. GAAP	37,540	41,372
Total liabilities and shareholders' equity, U.S. GAAP	448,452	551,219
Statement of operations		
Net loss for the year, Canadian GAAP	(76,866)	(300,279)
Adjustment on trading securities	-	(88,284)
Net loss for the year, U.S. GAAP	(76,866)	(388,563)
Basic and diluted loss per common share, U.S. GAAP	(0.06)	(0.065)

BLACK MOUNTAIN CAPITAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(Stated in U.S. Dollars)

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) *(continued)*

At December 31, 2006 and 2005, Nil (2004 – 120,000) potentially dilutive shares were excluded from net loss per share.

There is no impact on cash flows for the comparative years as the adjustments to the carrying values of marketable securities and long-term investments required under U.S GAAP are comprised of unrealized holding gains and losses only.

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

Under U.S. GAAP, Statements of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115") requires that certain investments be classified into available-for-sale or trading securities stated at fair market values. Any unrealized holding gains or losses are to be reported as a separate component of shareholder's equity until realized for available-for-sale securities and included in earnings for trading securities. Under FAS 115, at December 31, 2005, the Company's investment in marketable securities in the amount of $112,234 would be classified as trading securities and its investment in long-term investment securities carried at cost in the amount of $337 would be classified as available-for-sale securities.

The Company does not own any securities at December 31, 2006.

	Carrying Value	Gross Unrealized Gain	Gross Unrealized Loss	Market Value
	$	$	$	$
December 31, 2005				
Trading securities	112,234	255,411	-	367,645
Available-for-sale securities	337	147,176	-	147,513
	112,571	402,587	-	515,158

Comprehensive income

Under U.S. GAAP, Statements of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses). The purpose of reporting comprehensive income is to present a measure of all changes in shareholders' equity that result from recognized transactions and other economic events of the year, other than transaction with owners in their capacity as owners. Under Canadian GAAP, the reporting of comprehensive income is not required.

Comprehensive loss is as follows:

	2006	2005	2004
	$	$	$
Net loss for the year, U.S. GAAP	(478,284)	(388,563)	(1,848,267)
Other comprehensive income:			
Adjustments on available for sale securities	-	148,327	481,964
Cumulative translation adjustment	(11,379)	(11,484)	8,817
Comprehensive net loss for the year, U.S. GAAP	(489,663)	(251,720)	(1,357,486)

BLACK MOUNTAIN CAPITAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(Stated in U.S. Dollars)

15. SUBSEQUENT EVENTS

In addition to items disclosed elsewhere in these notes, the following occurred during the period subsequent to December 31, 2006:

a) The Company entered into an option agreement with Diagnos Inc. to acquire a 100% interest in two Quebec mineral properties comprising of 75 claims. In order for the Company to earn its interest it must pay Diagnos Inc Cdn$90,000 in cash and if an economic discovery is made on a property the Company must issue $70,000 in common shares as a bonus. There is a 2% Net Smelter Return royalty ("NSR") of which 1% of the NSR maybe purchased for $1,000,000.

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

Dated at Vancouver, British Columbia, Canada this 29th day of June, 2007.

BLACK MOUNTAIN CAPITAL CORPORATION

By: /s/ Navchand Jagpal
Navchand Jagpal
Chief Executive Officer, Chief Financial Officer and President

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