Form 20-F
period 2007-09-30
GRAND PEAK CAPITAL CORP.
filed 2008-04-01
CIK 781885

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2007

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________to ___________________

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report______________

Commission File Number 0-13966

GRAND PEAK CAPITAL CORP.
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

17,333,514 Common Shares without par value outstanding as at September 30, 2007

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

     In this annual report on Form 20-F, referred to as the "Annual Report", references to the "Company", "we", or "us" refer to Grand Peak Capital Corp. and its subsidiaries unless the context clearly suggests otherwise.

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

     The following table summarizes selected consolidated financial data for the Company prepared in accordance with Canadian generally accepted accounting principles, referred to as "GAAP". Additional information is presented to show the difference which would result from the application of United States GAAP to the Company's financial information. For a description of the differences between Canadian GAAP and United States GAAP, see Note 16 of the Company's audited consolidated financial statements included elsewhere in this Annual Report. The information in the following table is extracted from the more detailed financial statements and related notes included herein, referred to as the "Financial Statements", and should be read in conjunction with such Financial Statements.

Canadian GAAP

	Year Ended September 30,	Year Ended December 31,
	2007	2006	2005	2004	2003
	(in thousands, other than per share amounts)
Revenues	$29	$31	$52	$61	$76

Net loss	(106)	(77)	(300)	(1,829)	(518)
Net loss per share
Basic	(0.01)	(0.01)	(0.05)	(0.31)	(0.09)
Fully diluted	(0.01)	(0.01)	(0.05)	(0.31)	(0.09)
Total assets	1,180	448	149	797	2,108
Net assets	566	38	(361)	(49)	2,039
Debt	615	411	510	847	69
Shareholders' equity	565	38	(361)	(49)	2,039
Capital stock	3,279	2,649	3,456	3,456	3,456
Dividends	–	–	–	269 (1)	–
Weighted average
common stock
outstanding, fully
diluted (in thousands
of shares)	13,700	7,940	5,934	5,934	5,934

________________
(1)

The Company announced a special dividend consisting of 0.42 common shares of North Group Finance Limited (TSX Venture Exchange: NOR) for each common share of the Company. The Company distributed approximately 2,492,076 common shares of North Group Finance Limited to shareholders of record as of August 31, 2004.

U.S. GAAP

	Year Ended September 30,	Year Ended December 31,
	2007	2006	2005	2004	2003
	(in thousands, other than per share amounts)
Revenues	$29	$31	$52	$61	$76

Net loss	(106)	(77)	(300)	(1,829)	(518)
Net loss per share
Basic	(0.01)	(0.01)	(0.05)	(0.31)	(0.09)
Fully diluted	(0.01)	(0.01)	(0.05)	(0.31)	(0.09)
Total assets	1,180	448	149	797	2,108
Net assets	566	38	(361)	(49)	2,039
Debt	615	411	510	847	69
Shareholders' equity	565	38	(361)	(49)	2,039
Capital stock	3,279	2,649	3,456	3,456	3,456
Dividends	–	–	–	269 (1)	–
Weighted average
common stock
outstanding, fully
diluted (in
thousands of
shares)	13,700	7,940	5,934	5,934	5,934

_____________
(1)

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

Year Ended
December 31,	Average	Period End	High	Low
2003	1.4008	1.2923	1.5750	1.2923
2004	1.3017	1.2034	1.3970	1.1775
2005	1.2116	1.1656	1.2703	1.1507
2006	1.1340	1.1652	1.1726	1.0989

Year Ended
September 30,	Average	Period End	High	Low
2007	1.1048	.9959	1.1852	.9959

     The following table sets forth the high and low exchange rate for the past six months. As of March 25, 2008, the exchange rate was C$1.0146 for each USD$1.

Month	High	Low
September 2007	1.0546	.9959
October 2007	1.0002	.9496
November 2007	1.0007	.9168
December 2007	1.0216	.9784
January 2008	1.0294	.9905
February 2008	1.0180	.9747

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

      In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies in our sector have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common shares fluctuated from a high of $0.59 to a low of $0.28 on the TSX Venture Exchange, referred to as the "TSX-V," within the twelve month period preceding the date of this Annual Report. There can be no assurance that continual fluctuations in price will not occur.

Operating history and significant historical operating losses.

     In fiscal 2003, 2004, 2005, 2006 and 2007, we reported losses of $518,000, $1,829,000, $300,000, $77,000 and, 106,000 respectively. As at September 30, 2007, we had an accumulated deficit of $4,066,831. The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing. There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations.

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

     The Company was originally incorporated in 1952 under the Canada Corporations Act and was continued under the Canada Business Corporations Act in 1980. The Company amalgamated with Metanetix Corporation and Canadian Capital Financial Markets Inc. on January 1, 1995. The Company changed its name on January 22, 1999 from "Hariston Corporation" to "Midland Holland Inc." On January 24, 2000, the Company was continued under the Business Corporations Act (Yukon) under the name "Mercury Partners & Company Inc." On December 28, 2001, the Company completed an amalgamation with Pacific Mercantile Company Limited, referred to as "PMCL". The Company changed its name on April 29, 2005 from "Mercury Partners & Company Inc." to "Black Mountain Capital Corporation." At the Company's 2006 annual and special meeting of shareholders, which we refer to as the "2006 Annual Meeting", held on July 16, 2007, shareholders of the Company passed a special resolution approving an amendment to the Company's articles to change the name of the Company. Subsequently, on November 20, 2007, the Company changed its name to "Grand Peak Capital Corp."

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

     Effective November 20, 2007, the Company consolidated, referred to as the "Consolidation", all of the issued and outstanding common shares of the Company at a ratio of five currently issued and outstanding common shares for one new common share, so that the 17,333,514 common shares without par value issued and outstanding were consolidated into approximately 3,466,702 common shares without par value. Any fractional common share(s) resulting from the Consolidation were rounded down to the nearest whole number. In conjunction with the Consolidation, the Company changed its name to "Grand Peak Capital Corp." The new trading symbol for the common shares following the effective date is "GPK-U" on the TSX-V and "GPKUF" on the NASD Over-the-Counter Bulletin Board, referred to as the "OTCBB".

B.	Business Overview

     The Company is a publicly traded financial services company engaging primarily in private equity and merchant banking activities in Canada and the United States. The Company's shares are quoted on the OTCBB in the United States under the symbol "GPKUF" and on the TSX-V, in United States dollars, under the symbol "GPK.U". The Company's investment objective is to acquire influential ownership in companies and, through direct involvement, bring about changes required to realize their potential value. The Company concentrates on return on investment and cash flow to build long-term shareholder value. Accordingly, the Company continually evaluates its existing investments and operations and investigates the possible acquisition of new businesses.

     The Company assists companies in developing their businesses through active involvement in capital financings, acquisitions and business strategy development. The Company develops innovative solutions for projects that are practical, responsible and pragmatic in their implementation. However, the Company takes a cautious approach to new initiatives, selectively allocating capital and concentrating on areas where its financial and management expertise can be best applied. In addition, in the normal course of its business, Grand Peak continues to make various portfolio investments from time to time as such opportunities arise.

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

     The following is a list of the Company's significant operating subsidiaries as of September 30, 2007:

Subsidiary	Jurisdiction of Incorporation	Proportion of Ownership Interest
Lucky Minerals Inc.	Canada	100%

D.	Property, Plants and Equipment

     The Company's principal executive office is located in Vancouver, British Columbia, Canada, and is leased.

     In May 2007, the Company, through a wholly-owned subsidiary, exercised its previously announced option to acquire a 100% interest in two prospective nickel properties in the Abitibi region of Quebec, Canada. The two properties include 75 claims that cover approximately 3,200 acres of terrain in a region with two significant nickel deposits and one past-producing mine. The Company has completed the first stage of a preliminary exploration program on the properties and intends to continue its exploration program into 2008.

     The Company has also entered into an option agreement through a wholly-owned subsidiary to acquire a 100% interest in a third property in the same area of Quebec. The Company has concentrated its efforts of due diligence on this property and will continue its phase one work program to identify potential drilling targets.

     In the normal course of its business, Grand Peak continues to make investments in various real estate projects.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

     Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion and analysis of the financial condition and results of operations of the Company for the nine months ended September 30, 2007 and the fiscal years ended December 31, 2006 and 2005, should be read in conjunction with the Financial Statements and related notes included in this Annual Report. During fiscal year 2007, the Company changed its financial year end from December 31 to September 30. As such, the discussion pertaining to the fiscal year 2007 results herein is in reference to the nine month period ended September 30, 2007, and the comparative periods presented will reflect the fiscal years ended December 31, 2006 and 2005. The Company's Financial Statements included in this Annual Report were prepared in accordance with Canadian GAAP and are expressed in United States dollars. For a reconciliation of the Company's Financial Statements included herein to U.S. GAAP, see Note 16 to the Financial Statements. Certain reclassifications may have been made to the prior periods' Financial Statements to conform to the current period's presentation.

A.	Operating Results

     The Company operates in both the United States and Canada and, as such, the Company's consolidated financial results are subject to foreign currency exchange rate fluctuations. The Company reports its results of operations in United States dollars and translates assets and liabilities into United States dollars at the rate of exchange on the balance sheet date. Unrealized gains and losses from these translations are recorded on the consolidated balance sheet as "accumulated other comprehensive income".

     The Company's financial results for the past three fiscal years are summarized below.

	9 Months Ended Sept. 30,	Year Ended Dec. 31,
	2007	2006	2005
Revenue	$29,386	$31,280	$51,865
Operating Expenses	135,724	136,139	220,130
Net loss	(106,338)	(76,866)	(300,279)
Net loss per share	(0.01)	(0.01)	(0.05)

     Expenses decreased to $135,724 in fiscal 2007 compared to $136,139 in fiscal 2006 and $220,130 in fiscal 2005. For the period ended September 30, 2007, expenses consisted mainly of professional fees of $83,089, consulting fees of $2,645, bank charges and interest of $24,675 and regulatory, transfer agent and shareholder communication fees of $23,467.

     Other income before other items includes interest and royalty income of $29,386 for fiscal 2007 compared to revenues of $31,820 and $51,865, respectively for the fiscal years ending December 31, 2006 and 2005.

     The Company reported a net loss of $106,337 in fiscal 2007 compared to a net loss of $76,866 in fiscal 2006 and a net loss of $300,279 in fiscal 2005. Basic and diluted loss per common share was $0.01 in 2007 compared to losses of $0.01 and $0.05 in fiscal 2006 and 2005, respectively.

     The Company and certain of its subsidiaries have tax loss carry-forwards and other tax attributes, the amount and availability of which are subject to certain qualifications, limitations and uncertainties.

     In May, 2007, the Company, through a wholly-owned subsidiary, exercised its previously announced option to acquire a 100% interest in two prospective nickel properties in the Abitibi region of Quebec. The two properties include 75 claims that cover approximately 3,200 acres of terrain in a region with two significant nickel deposits and one past-producing mine. The Company has completed the first stage of a preliminary exploration program on the properties and intends to continue its exploration program into 2008.

     The Company has also entered into an option agreement through a wholly-owned subsidiary to acquire a 100% interest in a third party property in the same area of Quebec. The Company has concentrated its efforts of due diligence on this property and will continue its phase one work program to identify potential drilling targets.

     In November, 2007, the Company entered into an option agreement with Bedford Resource Partners to acquire an iron ore exploration project in Northern Quebec. The option was completed for an acquisition cost of C$10,000 to acquire up to a 90% interest ownership of the property. For the Company to acquire the 90% interest, it must make additional payments totaling C$36,000 over the next 3 years and bear 100% of the costs to develop the property to a pre-feasibility stage on or before December 31, 2012.

Inflation

     The Company does not believe that inflation has had a material impact on revenues or income over the past three fiscal years.

Foreign Currency

     The Company's operations are conducted in both Canada and the US and its consolidated financial results are therefore subject to currency exchange rate fluctuations. The Company’s functional currency is the Canadian dollar and its reporting currency for the presentation of its consolidated financial statements is the US dollar. Under this method all resulting exchange differences are reported as a separate component of shareholders’ equity under accumulated other comprehensive income.

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

Financial instruments

     The Company adopted the provisions of CICA Sections 3855, Financial Instruments –Recognition and Measurement, and 1530, Comprehensive Income, on October 1, 2006 which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income.

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

     At September 30, 2007, the Company's readily available cash increased to $756,652 compared to $466,112 at December 31, 2006. Total current assets at September 30, 2007 increased to $898,791 from $448,452 at December 31, 2006.

     Operating activities used cash of $50,923 in fiscal 2007 compared to $56,996 and $740,718 during fiscal 2006 and 2005, respectively, predominately from the net loss incurred during the year. Investing activities reduced cash in the amount of $374,235 from the purchase of short term investments and marketable securities during fiscal 2007 compared to investing activities generating cash of $13,452 in fiscal 2006 and investing activities generating cash of $84,929 in fiscal 2005. Financing activities generated cash of $630,000 from the issuance of common shares in fiscal 2007 compared to $487,000 in fiscal 2006. Financing activities provided no cash in fiscal 2005.

     In August 2007, the Company completed a non-brokered private placement for 3,800,000 units for a price of US$0.10 per unit. Each unit consisted of one common share of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share of the Company at a price of US$0.135 for a term of two years from the date of issue of such share purchase warrant. The Company raised an aggregate of US$380,000 from the sale of the units. The Company is using the proceeds of the private placement for working capital.

     On December 17, 2007, the Company completed a non-brokered private placement for 5,000,000 units for a price of US$0.21 per unit. Each unit consists of one common share of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share of the Company at a price of US$0.28 for a term of two years from the date of issue of such share purchase warrant. The Company raised in aggregate US$1,050,000 from the sale of the units.

Financial position

     Total assets of the Company at September 30, 2007 increased to $1,180,193 compared to $448,452 at December 31, 2006, predominately from public financings. The Company's liabilities increased to $614,998 as of September 30, 2007 compared to $410,912 as of December 31, 2006 due largely to the payment of accounts payable and accrued liabilities during the year. The Company reported loans payable of $404,000 as of September 30, 2007.

Shareholders' equity

     Shareholders' equity as at September 30, 2007 was $565,054 compared to $37,540 as at December 31, 2006. The Company had 17,333,514 shares issued and outstanding and a weighted average number of common shares outstanding of 13,700,181 as at September 30, 2007.

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

     The following table sets out certain information concerning the directors and executive officers of the Company as at the date hereof:

				Expiration of
Name and Present Position				Current Term
with the Company	Age	Principal Occupation	Director Since	of Office

Navchand Jagpal(1) Chief Executive Officer, Chief Financial Officer, President, Secretary and Director	40	Chief Executive Officer, Chief Financial Officer, President and Secretary of the Corporation from July 2006 to present; Managing Director of JC Business Alliance Group from November 1996 to January 2003; Chief Financial Officer and Secretary of American United Gold Corp. from August 2004 to November 2005; Corporate Secretary of Anderson Gold Corp. from December 2003 to November 2006.	July 31, 2006	2009

J. Lewis Dillman(1) Director	50	President and Chief Executive Officer of Western Eagle Resources Corp. from 1995 to present; Funding Director of Mountainview Energy Ltd. from January 2001 to June 2002 and Abington Ventures Inc. from June 1999 to present; director of Zappa Resources Ltd. from July 2002 to Present; director of Abenteuer Resources Corp. from June 2006 to Present.	July 31, 2006	2008

Thomas J. Kennedy(1)(2) Director	58	Providing legal, management and financial services to several public companies, including Global Tree Technologies Inc. and Cache Exploration Inc.	March 27, 2008	2010

________________
(1)

The audit committee of the Company is comprised of Navchand Jagpal, J. Lewis Dillman and Thomas J. Kennedy. Mr. Kennedy was appointed as a member of the audit committee on March 27, 2008, upon the resignation of Mahmoud S. Aziz.

(2)	Mr. Kennedy was appointed as a director of the Company on March 27, 2008, upon the resignation of Mahmoud S. Aziz.

     There are no arrangements or understandings with major shareholders, customers or others pursuant to which any person referred to above was selected as a director or executive officer.

B.	Compensation

     During the fiscal year ended September 30, 2007, the Company did not pay any compensation to its independent directors. The Company has not issued or granted any incentive stock options to either the Company's directors or officers or any other non-cash compensation, as more particularly described below. No other funds were set aside or accrued by the Company during the fiscal year ended September 30, 2007 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company.

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

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Annual Compensation			Long Term Compensation			All Other Compensa- tion ($)
		Salary ($)	Bonus(1) ($)	Other Annual Compen- sation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Navchand Jagpal(2) Chief Executive Officer, Chief Financial Officer and President	2007 2006	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Tom S. Kusumoto(2) President & Secretary	2006 2005	Nil Nil	Nil Nil	44,782 (3) 72,636 (3)	Nil Nil	Nil Nil	Nil Nil	Nil Nil
1)	Includes commission.
2)	On July 31, 2006, Mr. Jagpal assumed the position of Chief Executive Officer, Chief Financial Officer, President and Secretary of the Corporation upon the resignation of Tom S. Kusumoto.
3)	Fees paid or accured to Harrop County Fair Limited, a company wholly owned by Tom S. Kusumoto.

Options to Purchase Securities

     During the year ended December 31, 2004, the Company’s shareholders approved and the Board adopted a stock option plan, referred to as the "SOP", whereby the Company is authorized to grant options to officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The SOP is subject to the rules of the TSX-V. Under the SOP, the exercise price of each option cannot be less than the price permitted by the TSX-V. The options can be granted for a maximum term of five years or as allowed by the TSX-V. Requisite yearly approval of the SOP from shareholders of the Company, as required by the rules of the TSX-V, was obtained at the Company's 2006 Annual Meeting.

     During the fiscal year ended September 30, 2007 and the fiscal years ended December 31, 2006 and 2005, no stock options were granted or exercised.

Option Grants During the Most Recently Completed Fiscal Year

     The Company did not grant any options to any of the Named Executive Officers during the fiscal year ended September 30, 2007.

Aggregated Option Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Option Values

     The Named Executive Officers do not hold any options or freestanding stock appreciation rights, referred to as "SARs", to acquire securities of the Company and did not acquire any securities of the Company on the exercise of options or freestanding SARs during the financial year ended September 30, 2007.

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

     Mr. Kennedy was appointed as a director of the Company on March 27, 2008, upon the resignation of Mr. Aziz.

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

Composition

     The members of the Audit Committee are Navchand Jagpal, J. Lewis Dillman and Thomas Kennedy, the majority of whom are free from any relationship that in the opinion of the Board would interfere with the exercise of his independent judgment as a member of the Audit Committee.

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

(2)	Such services were not recognized by the Company at the time of the engagement to be non- audit services; and

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

D.	Employees

     As at September 30, 2007, the Company did not have any employees.

E.	Share Ownership

     As at March 25, 2008, the Named Executive Officers did not own, directly or indirectly any shares of the Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

     Other than as provided in the table below, to the knowledge of the Company's directors and officers, there are no persons that own, directly or indirectly, more than five percent of the Company's common shares as at March 25, 2008. All of the Company's common shares carry the same voting rights. None of the Company's officers and directors own or control, directly or indirectly, any of the Company's outstanding common shares. As at the date hereof, the Company has 9,266,702 common shares issued and outstanding.

NAME	NUMBER OF COMMON SHARES	PERCENTAGE OF COMMON SHARES
Kulwant Grewal	560,000	6.07%
Malkit Rai	555,000	6.02%
Avtar Nagra	555,000	6.02%
Faizal Tejani	555,000	6.02%
Balwant Jagpal	555,000	6.02%
Harp Mundie	555,000	6.02%
Fatin Herbert	555,000	6.02%
Kamaljit Kang	555,000	6.02%
Kulwant Gill	555,000	6.02%

     To the extent known to the Company, the Company is not, directly or indirectly, owned or controlled by another corporation, by any foreign government or by any other natural or legal person(s) severally or jointly.

     The Company is unaware of any arrangements which may at a subsequent date result in a change in control of the Company.

Shareholder Distribution

     As at March 27, 2008, there were approximately 3,938 holders of record of the Company’s common shares. Approximately 400,109 or 4.34% of the Company’s common shares are held of record by 63 United States holders.

B.	Related Party Transactions

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

     During 2005, the Company paid or accrued $91,370 in management and director fees to directors or their private companies and paid or accrued interest of $15,960 to the former President's private company for a loan advanced in 2005.

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

Legal Proceedings

     The Company is subject to routine litigation incidental to the Company's business and is named from time to time as a defendant in various legal actions arising in connection with the Company's activities. The Company is also involved, from time to time, in investigations and proceedings by governmental and self-regulatory agencies. Some of these legal actions, investigations and proceedings may result in adverse judgments, penalties or fines. Please see Note 10 of the Financial Statements for further information.

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

Oil and Gas Properties.

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

Cybersurf Litigation.

     During the year ended December 31, 2003, Cybersurf Corp., referred to as "Cybersurf", filed a statement of claim claiming that the Company engaged in improper actions during the Company’s attempt to replace the board of directors of Cybersurf at its annual general meeting held on November 28, 2002. As a result of the statement of claim, Cybersurf postponed its annual general meeting for almost two years. The Company was Cybersurf’s largest shareholder until it sold its investment during the year ended December 31, 2005 for proceeds of $1,125,037. During the year ended December 31, 2004, the Company paid a court judgment of $79,003 for costs related to the Company’s legal challenge to the election of directors of Cybersurf at its November 28, 2002 annual general meeting

     On March 23, 2005, the Company announced it had entered into an agreement to settle and dismiss its litigation with Cybersurf. The Company did not admit to any liability or wrongdoing. Pursuant to the settlement, the Company contributed $601,760 in exchange for a full release of claims and a withdrawal of the complaints of Cybersurf. This amount and related legal costs of $699,793 (2005 -$118,827) were recorded as a loss on settlement of lawsuit for the year ended December 31, 2004.

Alberta Securities Commission Settlement.

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

     The Company's common shares are quoted on the TSX-V in United States dollars under the symbol "GPK.U" and on the OTCBB under the symbol "GPKUF". The following table sets forth the high and low sales price of the Company's common shares on the TSX-V and OTCBB for the periods indicated:

	TSX-V		OTCBB
	High	Low	High	Low
Annual Highs and Lows

2003	0.60	0.15	0.75	0.23
2004	0.22	0.09	0.25	0.05
2005	0.14	0.10	0.12	0.10
2006	0.23	0.05	0.25	0.06
2007	0.23	0.08	0.20	0.08

Quarterly Highs and Lows

2006
First Quarter	0.19	0.17	0.23	0.23
Second Quarter	0.14	0.12	0.12	0.10
Third Quarter	0.12	0.11	0.11	0.10
Fourth Quarter	0.14	0.10	0.11	0.11

2007
First Quarter	0.23	0.125	0.45	0.08
Second Quarter	0.13	0.105	0.15	0.125
Third Quarter	0.23	0.08	0.12	0.08

Most Recent Six Months: Highs and Lows

2007
October	0.23	0.08	0.20	0.08
November	0.28	0.28	0.09	0.09
December (1)	0.45	0.45	-	-

2008
January	0.59	0.45	0.51	0.10
February (2)	-	-	-	-
March(3)	0.30	0.30	0.10	0.10

_______________
(1)	There was no trading in the Company's common shares on the OTCBB in December 2007.
(2)
As a result of a cease trade order issued against the Company for late filing of its annual financial statements in February 2008, there was no trading in the Company's common shares in this period. The cease trade order was subsequently lifted in March 2008.

(3)	As of March 25, 2008.

ITEM 10.	ADDITIONAL INFORMATION

A.	Articles and Bylaws

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

     An annual meeting of shareholders must be held at such time in each year not later than 15 months after the last preceding annual meeting and at such place as the Company's board of directors, or failing it, the Company's Chairman, Managing Director or President, if any, may from time to time determine. The holders of not less than five percent of the Company's issued shares that carry the right to vote at a meeting may requisition the Company's directors to call a meeting of shareholders for the purposes stated in the requisition. The quorum for the transaction of business at any meeting of shareholders is two persons present in person or by proxy who together hold or represent by proxy in aggregate not less than one-third of the Company's outstanding shares entitled to vote at the meeting. Only persons entitled to vote, the Company's directors and auditors and others who, although not entitled to vote, are otherwise entitled or required to be present, are entitled to be present at a meeting of shareholders.

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

Distribution of Common Shares

     U.S. Holders receiving dividend distributions (including constructive dividends) if any, with respect to the Company's common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distribution to the extent that the Company has current or accumulated earnings or profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal income tax by those who itemize deductions. (See more detailed discussions at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as a gain from the sale or exchange of such shares. Preferential tax rates for the long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

     Dividends paid on the Company's common shares, if any, will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company, if any, if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.

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

     The foregoing discussion is based upon the sections of the Code, Treasury Regulations, published Internal Revenue Service rulings, published administrative positions of the Internal Revenue Service and court decisions that are currently applicable, any or all of which could be materially adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of proposed legislation which, if enacted could be applied, possibly on a retroactive basis, at any time. A holder or prospective holder of the Company's common shares should consult his or her own tax advisors about federal, state local and foreign tax consequences of purchasing, owning and disposing of the common shares of the Company.

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

(a) As at the end of the period covered by this Form 20-F, our management, with the participation of our Chief Executive officer and our Chief Financial Officer, both positions held by the same person, performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed by Rules 13a-15 and 15d-15 of the Exchange Act and filed with the Securities and Exchange Commission, referred to as the "SEC", is recorded, processed, summarized and timely reported. Disclosure controls and procedures include, without limitation controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, both positions held by the same person, as appropriate to allow timely decisions regarding our required disclosure.

     Grand Peak's management is responsible for establishing and maintaining adequate internal control over the financial reporting of the Company. Internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, both positions held by the same person, and affected by our Board, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with the authorizations of management and director's of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

     There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

     Grand Peak's management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, and as of September 30, 2007, our Chief Executive Officer and Chief Financial Officer, both positions held by the same person, concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit to the SEC under the Exchange Act is recorded, processed, summarized and reported as and when required.

(b) There have been no changes in our internal controls over financial reporting or other factors that could significantly affect these controls during fiscal 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors has determined that J. Lewis Dillman is an "audit committee financial expert" as defined in Item 16A of Form 20-F under the Exchange Act, and that Mr. Dillman is independent under the applicable rules promulgated by the SEC.

ITEM 16B.	CODE OF ETHICS

     On May 18, 2004, our board of directors adopted a code of ethics, as defined in Item 16B of Form 20-F. Our code of ethics applies to our senior financial officers, including our Chief Executive Officer and persons performing similar functions, as well as to our directors and other officers and employees, if any.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The following table summarizes the aggregate fees billed to us by our external auditors during the fiscal year ended September 30, 2007 and the fiscal year ended December 31, 2006:

	Year Ended September 30,	Year Ended December 31,
	2007	2006
	(Canadian dollars)
Audit Fees	$25,000	$15,000
Audit Related Fees	Nil	Nil
Tax Fees	5,000	6,400
All Other Fees	3,750	2,844
Total	$33,750	$24,244

     Effective November 21, 2007, De Visser Gray LLP, Chartered Accountants, resigned as auditors of the Company. Sam S. Mah Inc., Chartered Accountant was appointed as auditor of the Company by the Board on November 21, 2007.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Index to Financial Statements and Schedules

1.	Independent Auditors' Report on the consolidated financial statements of the Company as at September 30, 2007 and December 31, 2006.

2.	Consolidated Balance Sheets as at September 30, 2007 and December 31, 2006.

3.	Consolidated Statements of Operations and Deficit for the year ended September 30, 2007 and the years ended December 31, 2006 and 2005.

4.	Consolidated Statements of Cash Flows for the year ended September 30, 2007 and the years ended December 31, 2006 and 2005.

5.	Schedule of Deferred Exploration and Development Expenses for the year ended September 30, 2007 and the year ended December 31, 2006.

6.	Notes to the Consolidated Financial Statements.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
MANAGEMENT’S REPSONSIBLITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of the company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in Note 16 and contain estimates based on management’s judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Company’s independent auditor, Sam S. Mah Inc., Chartered Accountant, is appointed by the Shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and his report follows.

The Audit Committee of the Board of Directors has met with the company’s independent auditor to review the scope and results of the annual audit, and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)

Consolidated Financial Statements
(Stated in U.S. Dollars)

September 30, 2007

AUDITOR’S REPORT

To the Shareholders of Grand Peak Capital Corp.

I have audited the consolidated Balance Sheet of Grand Peak Capital Corp. as at September 30, 2007 and the consolidated statements of operations and deficit and cash flows for the year ended September 30, 2007. These consolidated financial statements are the responsibility of the Company’s management. My responsibly is to express an opinion on these consolidated financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2007 and the results of its operations and cash flow for the year ended September 30, 2007 in accordance with generally accepted accounting principles in Canada.

The consolidated financial statements at December 31, 2006 and for each of the years in the two year period ended December 31, 2006 were audited by other auditors who expressed an opinion without reservation on these consolidated statements in their report to shareholders dated April 16, 2007 and February 22, 2006.

Vancouver, Canada	/s/"Sam S. Mah"
February 15, 2008	Chartered Accountant

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by significant uncertainties and contingencies such as those referred to in Note 1 to these consolidated financial statements. Although we conducted our audit in accordance with both Canadian and U.S. generally accepted auditing standards, my report to the shareholders dated February 15, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the consolidated financial statements.

/s/"Sam S. Mah"
Vancouver, Canada	Chartered Accountant
February 15, 2008

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Consolidated Balance Sheets
As at September 30, 2007 and 2006
(Stated in U.S. Dollars)

	Sept. 30,	Dec. 31,
	2007	2006
ASSETS
Current Assets
Cash and cash equivalents	$756,652	$446,112
Marketable securities – (Note 4)	101,000	2,340
GST receivable	15,388	-
Accounts receivable	15,146	-

	888,186	448,452

Deposits on asset – (Note 5)	111,605	-
Equipment - (Note 6)	5,401	-
Mineral properties - (Note 7)	30,300	-
Deferred exploration and development expenses (see schedule)	144,132	-
Other	429	-

	$1,180,053	$448,452

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$210,999	$67,976
Loan payable – (Note 8)	404,000	342,936

	614,999	410,912

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital - (Note 9 (a))	3,279,089	2,649,089

Contributed surplus	971,859	971,859

Accumulated other comprehensive income – (Note 17)	380,937	377,085

Deficit	(4,066,831)	(3,960,493)

	565,054	37,540

	$1,180,053	$448,452

Continuance of Operations – (Note 1)
Contingencies – (Note 10)

Approved by the Board:
“Navchand Jagpal”, Director
“Lewis Dillman”, Director

See accompanying notes to the financial statements

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Consolidated Statements of Operations and Deficit
For the Years Ended September 30, 2007 and 2006
(Stated in U.S. Dollars)

	Sept 30,	Dec. 31,	Dec. 31,
	2007	2006	2005
Expenses
Amortization	$1,568	$-	$1,741
Bank charges and interest	24,675	22,694	15,967
Consulting	2,645	37,617	91,674
Office	280	561	12,074
Professional fees	83,089	65,330	85,378
Transfer agent and regulatory filing fees	23,467	9,937	13,296

	(135,724)	(136,139)	(220,130)

Loss before other items:
Interest and royalty income	29,386	31,280	51,865
Write-down of marketable securities	-	(3,892)	-
Write-down of long-term investments	-	-	(1)
Gain (loss) on sale of long-term investments	-	57,338	82,903
Loss of sale of marketable securities	-	(82,445)	-
Loss on settlement of lawsuits – (Note 10)	-	-	(214,916)
Excise tax re-assessment – (Note 11)	-	52,809	-
Gain on debt settlement – (Note 12)	-	23,633	-
Write-off of loan receivable – (Note 13)	-	(19,450)	-

Net loss for the year	(106,338)	(76,866)	(300,279)

Deficit, beginning of year	(3,960,493)	(3,883,627)	3,583,348

Deficit, end of year	$(4,066,831)	$(3,960,493)	$(3,383,627)

Basic and diluted loss per common share	$(0.01)	$(0.01)	$(0.05)

Weighted average number of common
shares outstanding	13,700,181	7,940,089	5,933,514

See accompanying notes to the financial statements

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Consolidated Statement of Cash Flows
For the Years Ended September 30, 2007 and 2006
(Stated in U.S. Dollars)

	Sept 30,	Dec. 31,	Dec. 31,
	2007	2006	2005
Operating Activities
Net loss for the year	$(106,338)	$(76,866)	$(300,279)

Adjustment for items which do not involved cash:
Amortization	1,568	-	1,741
Unrealized foreign exchange	(33,566)	-	-
Write-down of long-term investments	-	-	1
(Gain) loss on sale of long-term investments	-	(57,338)	(82,903)
Write-off of loan receivable	-	19,450	-
Gain on debt settlement	-	(23,633)	-
Loss of sale of marketable securities	-	82,445	-
Write-down of marketable securities	-	3,892	-

	(138,336)	(52,050)	(381,440)

Changes in non-cash working capital components:
GST receivable	(15,388)	-	-
Marketable securities	2,340	-	4,338
Accounts receivable	(15,146)	629	1,643
Accounts payable and accrued liabilities	122,823	(49,132)	(708,312)
Loan payable	61,064	43,557	343,053

	17,357	(56,996)	(740,718)

Investing Activities
Deposits on asset	(111,605)	-	(617)
Purchase of marketable securities	(101,000)	13,452	85,546
Equipment	(6,969)	-	-
Mineral properties	(10,100)	-	-
Deferred exploration and development	(144,132)	-	-
Other	(429)	-	-

	(374,235)	13,452	84,929

Financing Activities
Common shares issued for cash	630,000	487,000	-

Effect of foreign exchange on cash	37,418	(11,736)	12,193

Net cash provided (used) during the year	310,540	431,720	(643,596)

Cash and cash equivalents, beginning of year	446,112	14,392	657,988

Cash and cash equivalents, end of year	$756,652	$446,112	$14,392

See accompanying notes to the financial statement

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Schedule of Deferred Exploration and Development Expenses
For the Years Ended September 30, 2007 and 2006
(Stated in U.S. Dollars)

	Amos	Vassan	Nico	Total
Balance, December 31, 2006	$-	$-	$-	$-
Assaying, geological and general	40,400	40,400	63,332	144,132
Balance, September 30, 2007	$40,400	$40,400	$63,332	$144,132

See accompanying notes to the financial statements

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on December 28, 2001 in the Yukon Territory, Canada and is listed on the TSX Venture exchange. The Company changed its name to Grand Peak Capital Corp. on November 15, 2007. The Company changed its year end from December 31 to September 30 in 2007.

These consolidated financial statements have been prepared assuming the Company will continue on a going- concern basis. The Company has an accumulated operating deficit of $4.0 million at September 30, 2007 (2006 - $3.9 million). The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to continue as a going- concern, the net realizable values of its net assets may be materially less than the amounts recorded on the balance sheets.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). As described in Note 16, these principles differ in certain respects from principles and practices generally accepted in the United Sates (or “US GAAP”). Summarized below are those policies considered particularly significant to the Company. References to the Company included herein are inclusive of the accounts of the parent company and its wholly-owned subsidiaries. All intercompany balances have been eliminated.

The Company’s wholly-owned subsidiaries and operating status are as follows:

Subsidiary	Status
Lucky Minerals Inc.	Active
2801 Shangri-La Ltd.	Active
Digital Labs Inc.	Inactive
Midland Holland Ltd.	Inactive
Person Finance Ltd	Inactive

Use of Estimates

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Estimates are based on historical experience and on other assumptions that are believed at the time to be reasonable under the circumstances. The actual results may differ from those previously estimated.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - cont’d

Key areas where management has made complex or subjective judgements include, fair value of certain assets; accounting for amortization; mineral asset impairment assessments; environmental obligations; income taxes and contingencies.

Financial Instruments

The Company adopted the provisions of CICA Sections 3855, Financial Instruments – Recognition and Measurement, and 1530, Comprehensive Income, on October 1, 2006 which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income.

The Company’s financial instruments comprise cash and cash equivalents, marketable securities, accounts payable and accrued liabilities, and loan payable.

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values on the Consolidated Balance Sheet. The fair values are the same as the carrying values due to their short-term nature.

Cash and cash equivalents include highly liquid investments with a maturity date of three months or less from the date of acquisition.

The fair value of marketable securities, and loan payable are disclosed in the respective notes to the financial statements.

Mineral Properties and Deferred Exploration and Development Cost

Mineral properties, including options to mineral claims, are stated at cost. The recorded cost of mineral properties and exploration and development interests is based on cash paid and assigned value, if any, of share considerations given for mineral properties and exploration and development costs incurred.

All direct and indirect costs relating to the acquisition of mineral properties are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or when management has determined that there is an impairment in the carrying values of those mineral properties.

The Company defers expenditures directly attributable to the exploration and development of mineral properties, pending a decision as to the commercial viability of a property. At such times as the Company loses or abandons title on its interest in property, the accumulated expenditures on such property are charged to operations. If any property reaches commercial production, the applicable costs of the mineral property and the deferred exploration and development expenditures will be amortized against related production revenues on the unit of production method, based on the property’s estimated reserves. Properties which have reached a production stage will have a gain or loss calculated.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - cont’d

Based on the information available to date, the Company has not yet determined whether the mineral properties it is exploring and developing contain economically recoverable reserves. The recoverability of the amounts capitalized as mineral properties and deferred exploration and development costs is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete its exploration and development programs and upon future profitable production.

The amounts shown for mineral properties and deferred exploration and development expenses represent costs incurred to date, and do not necessarily represent present or future values as they are entirely dependent upon various factors as noted above.

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Environmental Protection and Rehabilitation Costs

The Company’s policy relating to environmental protection and land rehabilitation programs is charged to income for any such costs incurred during the year. Presently, the Company does not foresee the necessity to make any material expenditures in this area.

Impairment of Long-Lived Assets

The company reviews long-lived assets for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset or net realizable value.

Equipment

Equipment consists of office equipment, computer equipment and leaseholds. The office equipment and computer equipment and leaseholds are recorded at cost and amortized at an annual rate of 20% to 45% using the declining balance method.

Risk Management

Environmental risk:

The Company is engaged in mineral exploration and development and is accordingly exposed to environmental risks associated with mining activity. The Company is currently in the exploration stages with its mineral interests and has not determined whether significant site reclamation costs will be required. The Company would record liability for site reclamation only when reasonably determinable and quantifiable.

Portfolio risk:

The Company has marketable securities which are subject to significant price and market volatility.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - cont’d

Interest rate, foreign currency and credit risk:

The Company is not currently exposed to significant interest rate or credit concentration risk. The Company is currently exposed to foreign currency fluctuations.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation. As of September 30, 2007, the Company does not have any asset retirement obligations.

Future Income Taxes

The Company accounts for potential future net tax assets which are attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and which are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of potential future benefit is taken and no net asset is recognized. Such an allowance has been applied to all potential income tax assets of the Company.

Retirement of long-lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant, when the carrying amounts of the assets exceeds its estimated undiscounted net cash flow from use or its fair value, at which time the impairment is charged to earnings.

Foreign Currency Translation

The Company’s functional currency is the Canadian dollar and its reporting currency for the presentation of its consolidated financial statements is the US dollar. Under this method, the income statement and the cash flow statement items for each year are translated into the reporting currency using the rates in effect at the date of the transactions, and the assets and liabilities are translated using the exchange rate at the end of that year. All resulting exchange differences are reported as a separate component of shareholders’ equity under accumulated other comprehensive income.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company’s shares on the TSX Venture Exchange on the date of the agreement to issue the shares and the date of share issuance.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)

Royalty income

The Company records royalty income when earned.

Stock-based Compensation

The Company follows the Recommendations of the Canadian Institute of Chartered Accountants (“CICA”) in connection with accounting for stock option-based compensation. The standard now requires that all stock option-based awards made to consultants and employees be recognized in these consolidated financial statements and measured using a fair value-based method.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital. The related contributed surplus originally recognized when the options were granted, is transferred to share capital.

Loss per share

Loss per share has been calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share is not presented as it is anti-dilutive to the loss per share figures.

Comparative Figures

Certain of the prior years' figures have been reclassified to conform with the current year’s financial statement presentation.

3. RELATED PARTY TRANSACTIONS

During 2007, there were no related party transactions other than the transaction referred to in Note 6.

During 2006, the Company’s former President’s private company charged $38,463 in management fees and $22,327 in interest on the amounts advanced in 2006 and 2005. The former president received marketable securities and long-term investments valued at $71,138 for management fees, advance repayment and partial interest repayment. The Company recorded a gain on sale of long-term investments of $44,099, a write-down of marketable securities of $3,892 and a loss on sale of marketable securities of $81,597, a result of these settlements.

During 2005, the Company paid or accrued $91,370 (2004 - $76,360) in management and director fees to directors or their private companies and paid or accrued interest of $15,960 (2004 – nil) to the former President’s private company for a loan advanced in 2005.

All transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management.

Refer to Note 8.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)

4. MARKETABLE SECURITIES

The Company owns publicly-traded securities classified as held for trading as follows:

	September 30, 2007		December 31, 2006
	Aggregate	Market	Aggregate	Market
	Cost	Value	Cost	Value
Publicly-traded securities	$101,000	$101,000	$-	$-

5. DEPOSITS ON ASSET

The Company’s deposits consist of cash deposits of $111,605 on the purchase of a real estate condominium totalling $1,116,050 with the balance to be paid as follows:

  $111,605 on July 1, 2008;
  $55,803 on January 1, 2009;
  and, $837,037 due upon completion.

6. EQUIPMENT

	Cost	Accumulated	2007		2006
		Amortization	Net		Net
Computer equipment	$56,638	$51,237	$5,401	$
					–
Furniture and equipment	33,343	33,343	–		–
Leaseholds	3,880	3,880	–		–
	$93,861	$88,460	$5,401	$
					–

7. MINERAL PROPERTIES

	Amos	Vassan	Nico	Total
Balance, beginning of year	$–	–	–	$–

Cash	5,050	5,050	20,200	30,300
Balance, end of year	$5,050	5,050	20,200	$30,300

Amos and Vassan

Pursuant to an Option Agreement dated February 20, 2007, the Company acquired the right to acquire a 100% interest in two mineral properties located in the Abitibi region of the Province of Quebec, Canada, consisting of 75 mineral claims by paying cash of $10,000CDN. If an economic discovery is made on the property, the Company must issue $70,000 in common shares as a bonus. There is a 2% Net Smelter Return royalty ("NSR") of which 1% of the NSR may be purchased for $1,000,000.

Nico

Pursuant to an Option Agreement dated June 20, 2007, the Company acquired the right to acquire a 100% interest in 51 mineral claims located in the Abitibi region of the Province of Quebec, Canada by paying cash of $20,000CDN. The property is subject to the same economic discovery commitments and NSR as the above-noted February 20, 2007 Option Agreement.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)

8. LOAN PAYABLE

The Company owes the former President’s private company $404,000 at September 30, 2007 (2006 - $342,936) plus accrued interest of 67,938 (2006 - $37,093), which has been included in accounts payable and accrued liabilities. The loan is an unsecured demand loan bearing interest at 6% per annum.

Refer to Note 3.

9. SHARE CAPITAL

a) Authorized share capital consists of unlimited common shares without par value.

	September 30, 2007			December 31,
	2007			2006			2005
	Number of
	Shares	$		Shares	$		Shares	$
Balance, beginning of year	11,033,514		2,649,089	5,933,514		2,162,089	5,933,514		2,162,089
Shares issued for warrants	2,500,000		250,000	–		–	–		–
Private placement	3,800,000		380,000	5,100,000		487,000	–		–
Balance, end of year	17,333,514		3,279,089	11,033,514		2,649,089	5,933,514		2,162,089

Private placement

Private placement consisted of 3,800,000 units at a price of $0.10 per unit. Each unit consisted of one share and one share purchase warrant. The one share purchase warrant entitles the holder to purchase one further share of the Company at a price of $0.13 within two years.

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

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)

SHARE CAPITAL - cont’d

b) Stock Options

No options have been granted in 2007 nor the prior two fiscal years. During the year ended December 31, 2005, 120,000 stock options with a weighted-average exercise price of $1.25 expired, leaving no outstanding options at December 31, 2005.

c) Warrants

	September 30, 2007		December 31, 2006
	Number of	Weighted	Number of	Weighted
	Shares	Price	Shares	Price
Opening balance	5,100,000	0.13	–	–
Expired	(2,500,000)	0.10	–	–
Granted during the year	3,800,000	0.13	5,1000,000	0.13
Closing balance	6,4000,000	0.14	5,1000,000	0.13
Weighted remaining life in		1.03	0.61
years

10. CONTINGENCIES

a)

A statement of claim was filed against the Company to recover certain oil and gas properties which the claimant alleged was sold to it by the former management of the Company. The Company believed these oil and gas properties were not included as part of the properties sold to the claimant. The Company offered to transfer certain of the interests in exchange for a waiver of court costs.

b)

During the year ended December 31, 2003, the Cybersurf Corp. (“Cybersurf”) filed a statement of claim alleging that the Company engaged in improper actions during the Company’s attempt to replace the board of directors of Cybersurf at its annual general meeting held on November 28, 2002. The Company was Cybersurf’s largest shareholder until it sold its investment during the year ended December 31, 2004 for proceeds of $1,125,037 (CAD $1,575,000). During the year ended December 31, 2004, the Company paid a court judgment of $79,003 for costs related to the Company’s legal challenge to the election of directors of Cybersurf at its November 28, 2002 annual general meeting.

On March 23, 2005, the Company announced it had entered into an agreement to settle and dismiss its litigation with Cybersurf. The Company did not admit to any liability or wrongdoing. Pursuant to the settlement, the Company contributed $601,760 (CAD $725,000) in exchange for a full release of claims and a withdrawal of the complaints by Cybersurf. This amount and related legal costs of $699,793 (2005 - $118,827) were recorded as a loss on settlement of lawsuit for the year ended December 31, 2004.

During the year ended December 31, 2005, the Company settled with the Alberta Securities Commission (the "ASC") in respect of an alleged breach of takeover bid rules and control persons reporting obligations. Pursuant to the terms of the settlement, the Company paid $40,693 to the ASC to, among other things, mitigate the continuing expense of protracted litigation. This amount and related legal costs of $55,396 were recorded as a loss on settlement of lawsuits for the year ended December 31, 2005.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)

11. EXCISE TAX RE-ASSESSMENT

Upon appeal, the Company received a Good and Services Tax refund of $52,809 during 2006 for prior input tax credits incurred and previously denied by the Canada Revenue Agency.

12. GAIN ON DEBT SETTLEMENT

The Company was forgiven $23,633 on amounts included in accounts payable and accrued liabilities at December 31, 2005.

13. WRITE-OFF OF LOAN RECEIVABLE

During 2006, the Company wrote-off as uncollectible a loan from a former consultant of $17,113 plus accrued interest of $2,337.

14. SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING

There were no significant non-cash transactions in fiscal 2007.

During the year ended September 30th, 2006, the Company settled $42,088 in loans payable and $29,050 in accounts payable and accrued liabilities to the former President’s private company by transferring marketable securities and long-term investments valued at a cost of $112,528.

There were no significant transactions in fiscal 2005.

15. INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	September	December 31, 2006
	30,
	2007	2006	2005
Net loss for the year	(106,338)	(76,866)	(300,779)

Expected income recovery	(36,262)	(26,227)	(104,707)
Net adjustment for amortization,
deductible and non-deductible amounts	535	9,894	11,392
Unrecognized benefit of non-capital loss	35,727	16,333	93,315
Total income taxes	–	–	–

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)

15. INCOME TAXES (cont’d)

The significant components of the Company’s future income tax assets are as follows:

	September 30,		December 31, 2006
	2007		2006		2005
Tax rates	(34.1%	)	(34.1%	)	(35.6%	)
Future income tax assets:
Canadian exploration and development	59,000		11,900		$11,900
expenses
Equipment	96,000		82,800		80,000
Net-capital loss carry forwards	5,232,000		5,232,000		5,462,119
Non-capital loss carry forwards	1,028,000		868,000		823,000
	6,415,000		6,194,700		6,377,019
Valuation allowance	(6,415,000)		(6,194,700)		(6,377,019)
Total income taxes	$–		$–		$–

The Company has non-capital losses of approximately $3.0 million, which are available to reduce future taxable income in Canada and which expire between 2006 and 2027 The Company also has net capital losses of approximately $15.0 million, which can be carried forward indefinitely to reduce future taxable capital gains in Canada. The Company has not recognized any future benefit for these tax losses and resource deductions, as it is not considered likely that they will be utilized.

16. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERLLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These consolidated financial statements have been prepared in accordance with Canadian GAAP. The material variations in the accounting principles, practices, and method used in the preparation of these consolidated financial statements from principles, practices and methods accepted in the U.S. and described and quantified below:

The impact of the differences between Canadian GAAP and U.S. GAAP on the consolidated balance sheets, consolidated statements of operations and cash flows would be as follows:

	September 30,	December 31,
	2007	2006
Balance Sheet
Current assets, Canadian GAAP	$888,186	$448,452
Unrealized holding gain on trading securities	–	–

Current asset, U.S. GAAP	888,186	$448,452

Long-term investments, Canadian GAAP	291,867	–
Unrealized holding gain (loss) on available-for-sale	–	–
securities

Total assets, U.S. GAAP	$1,180,053	$448,452

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)

16. DIFFERENCES BETWEEN CANADIAN AND UNI’I`ED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - cont’d

	September 30,	December 31,
	2007	2006
Liabilities
Current liabilities, Canadian GAAP and U.S. GAAP	$614,999	$410,912
Shareholder’s equity (deficiency) Canadian GAAP	565,054	37,540
Unrealized holding gain on available-for-sale securities	–	–
Unrealized holding gain on trading securities	–	–

Shareholders’ equity, U.S. GAAP	565,054	37,540

Statement of Operations
Net loss for the year, Canadian GAAP	(106,338)	(76,886)
Adjustment on trading securities	–	–

Net loss for the year, U.S. GAAP	(106,338)	(76,886)

Basic and diluted loss per common share, U.S. GAAP	(0.01)	(0.01)

At September 30, 2007 and 2006, potentially dilutive shares were excluded from net loss per share.

There is no impact on cash flows for the comparative years as the adjustments to the carrying values of marketable securities and long-term investments required under U.S GAAP are comprised of unrealized holding gains and losses only,

Marketable Securities

For Canadian GAAP purposes, short-term marketable securities are carried at the lower of cost or quoted market value on a specific identification basis, with any unrealized loss included in the statements of operations. Long-term investments are carried on the cost or equity basis and only written-down when there is evidence of a decline in value that is other than temporary.

Under U.S. GAAP, Statements of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS l15") requires that certain investments be classified into available-for-sale or trading securities stated at fair market values. Any unrealized holding gains or losses are to be reported as a separate component of shareholder’s equity until realized for available-for sale securities and included in earnings for trading securities. Under FAS 115, at December 31, 2005, the Company’s investment in marketable securities in the amount of $112,234 would be classified as trading securities and its investment in long-term investment securities carried at cost in the amount of $337 would be classified as available-for-sale securities.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)

16. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - cont’d

Marketable Securities

The Company does not own any securities at December 31, 2006.

		Gross	Gross
	Carrying	Unrealized	Unrealized	Market
	Value	Gain	Loss	Value
December 31, 2005
Trading securities	$112,234	$255,411	$–	$367,645
Available-for-sale securities	337	147,176	–	147,513

	112,571	402,587	–	515,158

December 31, 2006
Trading securities	$–	–	–	–

Available-for-sale securities	–	–	–	–

	$–	$–	$–	$–

September 30, 2007
Trading securities	$101,000	–	–	101,000
Available-for-sale securities	–	–	–	–

	$101,000	$–	$–	$101,000

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)

17. ACCUMULATED OTHER COMPREHENSIVE INCOME

$
Amount
Balance, beginning of year	$377,085
Cumulative translation adjustments	3,852
Balance, beginning of year	380,937

18. SUBSEQUENT EVENTS

Subsequent to September 30, 2007:

a)	On November 15, 2007, the Company changed its name to Grand Peak Capital Corp. See Note l.

b)	On November 20, 2007, the Company announced it will consolidate all of the issued and outstanding shares of the Company at a ratio of 5 currently issued shares for one new share.

c)

Subject to regulatory approval, on December 17, 2007, the Company completed a non-brokered private placement for 5,000,000 units at a price of $0.21 per unit. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.28 within two years.

d)

On November 20, 2007, the Company entered into an Option Agreement with Bedford Resource Partners to acquire a 90% interest for a cost of $10,000 CDN and additional payments totalling $36,000 CDN over the next 3 years and to bear 100% of the costs to develop the property to a pre-feasibility stage on or before December 31, 2012.

e)	2,600,000 share purchase warrants with an exercise price of $0.165 per share expired.

ITEM 18.	FINANCIAL STATEMENTS

     Not applicable.

ITEM 19.	EXHIBITS

1.1	Articles of Continuance and Bylaws(1)
1.2	Articles of Amalgamation(2)
4.1	Amalgamation Agreement dated August 24, 2001 between the Company, Pacific Mercantile Company Limited and 940296 Alberta Ltd.(3)
4.2	Share Purchase Agreement dated December 27, 2001 between Mercury Finance Group Inc., Pacific Mercantile Company Limited and Stephen Rota(4)
8.1	Subsidiaries of the Company
11.1	Code of Ethics(5)
12.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated March 31, 2008
13.1	Officer certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to the Sarbanes-Oxley Act of 2002, dated March 31, 2008
____________
(1)	Incorporated by reference to the Company's Form 20-F for the fiscal year ended December 31, 1999.
(2)	Incorporated by reference to the Company's Form 20-F for the fiscal year ended December 31, 2001.
(3)	Incorporated by reference to the Company's Form 6-K filed on August 31, 2001.
(4)	Incorporated by reference to the Company's Form 20-F for the fiscal year ended December 31, 2001.
(5)	Incorporated by reference to the Company's Form 20-F for the fiscal year ended December 31, 2003.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

     Dated at Vancouver, British Columbia, Canada this 31st day of March, 2008.

GRAND PEAK CAPITAL CORP.

By:	/s/ Navchand Jagpal
Navchand Jagpal
Chief Executive Officer, Chief Financial Officer and
President

GRAND PEAK CAPITAL CORP.

FORM 20-F

EXHIBIT INDEX

1.1	Articles of Continuance and Bylaws(1)
1.2	Articles of Amalgamation(2)
4.1	Amalgamation Agreement dated August 24, 2001 between the Company, Pacific Mercantile Company Limited and 940296 Alberta Ltd.(3)
4.2	Share Purchase Agreement dated December 27, 2001 between Mercury Finance Group Inc., Pacific Mercantile Company Limited and Stephen Rota(4)
8.1	Subsidiaries of the Company
11.1	Code of Ethics(5)
12.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated March 31, 2008
13.1	Officer certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to the Sarbanes-Oxley Act of 2002, dated March 31, 2008
_____________
(1)	Incorporated by reference to the Company's Form 20-F for the fiscal year ended December 31, 1999.
(2)	Incorporated by reference to the Company's Form 20-F for the fiscal year ended December 31, 2001.
(3)	Incorporated by reference to the Company's Form 6-K filed on August 31, 2001.
(4)	Incorporated by reference to the Company's Form 20-F for the fiscal year ended December 31, 2001.
(5)	Incorporated by reference to the Company's Form 20-F for the fiscal year ended December 31, 2003.