Form 20-F/A
period 2007-09-30
GRAND PEAK CAPITAL CORP.
filed 2008-11-20
CIK 781885

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F /A

(Amendment No. 1)

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

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. NOT APPLICABLE

EXPLANATORY NOTE

This amendment to our annual report on Form 20-F/A (the "Amended 20-F") speaks as of the filing date of our Form 20-F for the fiscal year ended September 30, 2007, filed on April 1, 2008 (the "Form 20-F"), except for the certifications which speak as of the filing date of the Amended 20-F. We are filing this Amended 20-F in response to comments received from the U.S. Securities and Exchange Commission (the "SEC") in connection with its review of the Form 20-F.

The sole purpose of this Amended 20-F is: i) under Item 5. Operating and Financial Review and Prospects, to provide unaudited comparable year information to the transition period in a footnote to the financial statement table, being the nine-months ended September 30, 2006, and to amend the textual items of reporting to reflect the comparable period; ii) under Liquidity and Capital Resources, to change the amount of cash used in operating activities for the 2007 fiscal year to $17,357 from $(50,923); (iii) to add a note to the Amended Form 20-F that the financial statements contained therein for the year ended September 30, 2007, have not been reviewed by an auditor registered with The Public Company Accounting Oversight Board, and to remove certain paragraphs relating to the our independent auditor in connection therewith; (iv) to label the columns of the September 30, 2007 financial statements as "unaudited" and to remove the audit report thereon; (v) under Item 5, to provide a summary of our purchase of a condominium and certain risks associated therewith; (vi) to amend Note 16. Differences between Canadian and United States Generally Accepted Accounting Principles (GAAP) in the financial statements for the year ended September 30, 2007 with respect to capitalization of exploration costs; (vii) under Item 15. Controls and Procedures, to amend management's annual report on internal control over financial reporting and to add an additional provision that we do not have an attestation report from our registered public accounting firm regarding internal control over financial reporting; and (viii) to amend Item 19. Exhibits and the Exhibit Index by incorporating by reference our Third Quarter Report dated September 30, 2006, previously filed on EDGAR by the Company on Form 6-K on November 29, 2006.

Nothing in this Amended 20-F is intended to be or should be construed as an update or amendment to reflect events occurring subsequent to the filing of the Form 20-F. Accordingly, this Amended 20-F should be read in conjunction with our filings with the SEC subsequent to the filing of the Form 20-F. The filing of this Amended 20-F shall not be deemed an admission that the Form 20-F, when filed, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

NOTE TO READERS

The financial statements contained herein for the year ended September 30, 2007, have not been reviewed by an auditor registered with The Public Company Accounting Oversight Board ("PCAOB"). In order to comply with the requirements of the Sarbanes-Oxley Act of 2002 and the PCAOB, Grand Peak Capital Corp. (the "Company") may be required to:

  Engage a successor registered public accounting firm to re-audit the Company's nine months ended September 30, 2008.

  File an amendment to this Form 20-F after the financial statements have been re-audited by the Company's successor registered public accounting firm.

Presently, the Company is re-filling its Form 20-F to label the columns of the September 30, 2007, financial statements as unaudited, and remove the auditor report from the filing.

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

     The Company's financial results for the past three fiscal years are summarized below.

	9 Months Ended Sept. 30,	Year Ended Dec. 31,
	2007	2006(1)	2005
Revenue	$29,386	$31,280	$51,865
Operating Expenses	135,724	136,139	220,130
Net loss	(106,338)	(76,866)	(300,279)
Net loss per share	(0.01)	(0.01)	(0.05)

_______
(1) The Company's financial results for the nine-months ended September 30, 2006 are summarized as follows: Revenue - $ (57,505); Operating Expenses - $ 96,386; Net loss - $ 43,454 and Net loss per share - $ 0.01. The information in the aformentioned summary was extracted from the Company's unaudited third quarter report for the nine-months ended September 30, 2006 filed on EDGAR and should be read in conjuction therewith.

     Expenses increased to $135,724 in fiscal 2007 compared to $96,386 for the nine-months ended September 30, 2006 . For the period ended September 30, 2007, expenses consisted mainly of professional fees of $83,089, consulting fees of $2,645, bank charges and interest of $24,675 and regulatory, transfer agent and shareholder communication fees of $23,467.

      Other income before other items includes interest and royalty income of $29,386 for fiscal 2007 compared to revenue of $(57,505) for the nine-months ended September 30, 2006

      The Company reported a net loss of $106,337 in fiscal 2007 compared to a net loss of $43,454 for the nine months ended September 30, 2006. Basic and diluted loss per common share was $0.01 in 2007 which was the same as the basic and diluted loss per common share for the nine-months ended September 30, 2006.

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

      At September 30, 2007, the Company's readily available cash increased to $756,652 compared to $154,945 at Septemeber 30, 2006. Total current assets at September 30, 2007 increased to $898,791 from $159,649 at September 30, 2006.

     Operating activities used cash of $17,357 in fiscal 2007 compared to $90,872 in the nine-months ended September 30, 2006 , predominately from the net loss incurred during the year. Investing activities reduced cash in the amount of $374,235 from the purchase of short term investments and marketable securities during fiscal 2007 compared to investing activities generating cash of $57,674 in the nine-months ended September 30, 2006 . Financing activities generated cash of $630,000 from the issuance of common shares in fiscal 2007 compared to $175,000 in the nine-months ended September 30, 2006.

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

      In June 2007, as part of is portfolio investments, the Company purchased a pre-built condominium in Toronto, Ontario, Canada, as a long-term investment, for a purchase price of $1,115,050. The completion date of the condominium is expected in November 2010. The payment schedule for the condominium is as follows:

    $111,605 paid as cash deposits;
    $111,605 on July 1, 2008;
    $55,803 on January 1, 2009; and
    $836,037 due upon completion.

      The Company intends to fund the purchase price of the condominium with a blend of equity and debt financing.

      There are possible risks associated with a long-term investment in real estate, including the condominium. In particular, the general value of real estate may decline, including the value of the condominium and there may be a lack of available mortgage financing.

Financial position

     Total assets of the Company at September 30, 2007 increased to $1,180,193 compared to $159,649 at September 30, 2006, predominately from public financings. The Company's liabilities increased to $614,998 as of September 30, 2007 compared to $412,229 as of September 30, 2006 due largely to the payment of accounts payable and accrued liabilities during the year. The Company reported loans payable of $404,000 as of September 30, 2007.

Shareholders' equity

     Shareholders' equity as at September 30, 2007 was $565,054 compared to $252,580 as at September 30 , 2006. The Company had 17,333,514 shares issued and outstanding and a weighted average number of common shares outstanding of 13,700,181 as at September 30, 2007.

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

(b) Grand Peak's management is responsible for establishing and maintaining adequate internal control over the financial reporting of the Company. Internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, both positions held by the same person, and affected by our Board, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with the authorizations of management and director's of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

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

      This annual report does not include an attestation report of the Company's registered public acounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this annual report.

( c ) There have been no changes in our internal controls over financial reporting or other factors that could significantly affect these controls during fiscal 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

(1) Unaudited

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

(1) Unaudited

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

(1) Unaudited

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

The impact of the differences between Canadian GAAP and U.S. GAAP on the consolidated balance sheets, consolidated statements of operations and cash flows would be as follows:

	September 30,	December 31,
	2007	2006
Balance Sheet
Current assets, Canadian GAAP	$888,186	$448,452
Unrealized holding gain on trading securities	–	–

Current asset, U.S. GAAP	888,186	$448,452

Long-term investments, Canadian GAAP	147,735	–
Unrealized holding gain (loss) on available-for-sale	–	–
securities

Total assets, U.S. GAAP	$1,035,921	$448,452

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)

16. DIFFERENCES BETWEEN CANADIAN AND UNI’I`ED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - cont’d

	September 30,	December 31,
	2007	2006
Liabilities
Current liabilities, Canadian GAAP and U.S. GAAP	$614,999	$410,912
Shareholder’s equity (deficiency) Canadian GAAP	565,054	37,540
Unrealized holding gain on available-for-sale securities	–	–
Unrealized holding gain on trading securities	–	–

Shareholders’ equity, U.S. GAAP	565,054	37,540

Statement of Operations
Net loss for the year, Canadian GAAP	(106,338)	(76,886)
Adjustment on trading securities	–	–
Adjustment for deferred exploration	(144,132)	-

Net loss for the year, U.S. GAAP	(250,470)	(76,886)

Basic and diluted loss per common share, U.S. GAAP	(0.02)	(0.01)

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

e)	2,600,000 share purchase warrants with an exercise price of $0.165 per share expired.

ITEM 18.	FINANCIAL STATEMENTS

     Not applicable.

ITEM 19.	EXHIBITS

1.1	Articles of Continuance and Bylaws(1)
1.2	Articles of Amalgamation(2)
4.1	Amalgamation Agreement dated August 24, 2001 between the Company, Pacific Mercantile Company Limited and 940296 Alberta Ltd.(3)
4.2	Share Purchase Agreement dated December 27, 2001 between Mercury Finance Group Inc., Pacific Mercantile Company Limited and Stephen Rota(4)
8.1	Subsidiaries of the Company
11.1	Code of Ethics(5)
12.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated November 19, 2008
13.1	Officer certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to the Sarbanes-Oxley Act of 2002, dated November 19, 2008
15.1	Third Quarter Report dated September 30, 2006 (6)
____________
(1)	Incorporated by reference to the Company's Form 20-F for the fiscal year ended December 31, 1999.
(2)	Incorporated by reference to the Company's Form 20-F for the fiscal year ended December 31, 2001.
(3)	Incorporated by reference to the Company's Form 6-K filed on August 31, 2001.
(4)	Incorporated by reference to the Company's Form 20-F for the fiscal year ended December 31, 2001.
(5)	Incorporated by reference to the Company's Form 20-F for the fiscal year ended December 31, 2003.
(6)	Incorporated by reference to the Company's Form 6-K filed on November 29, 2006.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on its behalf.

     Dated at Vancouver, British Columbia, Canada this 19th day of November , 2008.

GRAND PEAK CAPITAL CORP.

By:	/s/ Navchand Jagpal
Navchand Jagpal
Chief Executive Officer, Chief Financial Officer and
President

GRAND PEAK CAPITAL CORP.

FORM 20-F

EXHIBIT INDEX

1.1	Articles of Continuance and Bylaws(1)
1.2	Articles of Amalgamation(2)
4.1	Amalgamation Agreement dated August 24, 2001 between the Company, Pacific Mercantile Company Limited and 940296 Alberta Ltd.(3)
4.2	Share Purchase Agreement dated December 27, 2001 between Mercury Finance Group Inc., Pacific Mercantile Company Limited and Stephen Rota(4)
8.1	Subsidiaries of the Company
11.1	Code of Ethics(5)
12.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated November 19, 2008
13.1	Officer certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to the Sarbanes-Oxley Act of 2002, dated November 19, 2008
15.1	Third Quarter Report dated September 30, 2006(6)
_____________
(1)	Incorporated by reference to the Company's Form 20-F for the fiscal year ended December 31, 1999.
(2)	Incorporated by reference to the Company's Form 20-F for the fiscal year ended December 31, 2001.
(3)	Incorporated by reference to the Company's Form 6-K filed on August 31, 2001.
(4)	Incorporated by reference to the Company's Form 20-F for the fiscal year ended December 31, 2001.
(5)	Incorporated by reference to the Company's Form 20-F for the fiscal year ended December 31, 2003.
(6)	Incorporated by reference to the Company's Form 6-K filed on November 29, 2006.